       AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 19, 2005.
                                                          REGISTRATION NO. 333-
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                    FORM S-1

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                                ----------------

                               TOWER GROUP, INC.
             (Exact name of Registrant as specified in its charter)

                    DELAWARE                                        6331                                   13-3894120
         (State or other jurisdiction of                      (Primary Standard                         (I.R.S. Employer
          incorporation or organization)           Industrial Classification Code Number)             Identification No.)

                            120 BROADWAY, 14TH FLOOR
                            NEW YORK, NEW YORK 10271
                           TELEPHONE: (212) 655-2000
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                                ----------------

                             STEVEN G. FAUTH, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                               TOWER GROUP, INC.
                            120 BROADWAY, 14TH FLOOR
                            NEW YORK, NEW YORK 10271
                           TELEPHONE: (212) 655-2000
                           FACSIMILE: (212) 271-5492
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                ----------------

                                   COPIES TO:

                              JOHN SCHWOLSKY, ESQ.
                            MATTHEW RICCIARDI, ESQ.
                     LEBOEUF, LAMB, GREENE & MACRAE, L.L.P.
                              125 WEST 55TH STREET
                            NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 424-8000
                           FACSIMILE: (212) 424-8500

   Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the Registration Statement becomes effective.

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|

                        CALCULATION OF REGISTRATION FEE

==============================================================================================================
TITLE OF EACH CLASS OF                           PROPOSED MAXIMUM AGGREGATE               AMOUNT OF
  SECURITIES TO BE REGISTERED                        OFFERING PRICE(1)                 REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share                  $7,460,000                          $879
--------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended based on the average of the high and low prices of the shares of common stock on the Nasdaq National Market on August 18, 2005.

                                ----------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL
FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
===============================================================================

                      SUBJECT TO COMPLETION DATED   , 2005

PROSPECTUS

                                 500,000 SHARES

                            [Tower Group, Inc. Logo]

                                  COMMON STOCK

                                ----------------

   This prospectus covers the resale of up to 500,000 shares of our common stock. These shares may be offered and sold from time to time by the selling stockholder named in this prospectus, following the effective date of the registration statement of which this prospectus is part. We will not receive any of the proceeds from the sale of our common stock in this offering.

   Our common stock is traded on the Nasdaq National Market under the symbol "TWGP." On August 18, 2005, the last quoted price of our common stock as reported by the Nasdaq National Market was $14.87 per share.

   INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 9.

                                ----------------

    The selling stockholder may sell all or a portion of these shares from time to time in market transactions through any stock exchange or market on which our common stock is then listed, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices, directly or through a broker or brokers, who may act as agent or principal, or by a combination of such methods of sale.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ----------------




                 The date of this prospectus is August 19, 2005

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary....................................................         1
Risk Factors..........................................................         9
Certain Important Information.........................................        23
Note on Forward-Looking Statements....................................        24
Use of Proceeds.......................................................        26
Price Range of Common Stock...........................................        26
Dividend Policy.......................................................        26
Capitalization........................................................        28
Management's Discussion and Analysis of Financial Condition and
Results of Operations.................................................        31
Business..............................................................        68
Management............................................................       105
Principal and Selling Stockholders....................................       115
Plan of Distribution..................................................       116
Certain Relationships and Related Party Transactions..................       118
Description of Capital Stock..........................................       119
Shares Eligible for Future Sale.......................................       123
Legal Matters.........................................................       124
Experts...............................................................       124
Where You Can Find More Information...................................       124
Index to Consolidated Financial Statements............................       F-1
Glossary of Selected Reinsurance, Insurance and Investment Terms......       G-1

                               PROSPECTUS SUMMARY


   This summary highlights information contained elsewhere in this prospectus. While we have highlighted what we believe is the most important information about us and this offering in this summary, you should read the entire prospectus carefully, including the "Risk Factors" and "Note on Forward-Looking Statements" sections and our consolidated financial statements and the notes to those financial statements before making an investment decision.

WHAT WE DO

   We provide specialized property and casualty insurance products and services to small to mid-sized businesses and to individuals in New York City and the adjacent areas of New York State. Through our subsidiaries Tower Insurance Company of New York ("TICNY"), an insurance company, and Tower Risk Management Corporation ("TRM"), an insurance services company, we offer a broad range of profitable products and services in our chosen niche markets. In March 2005, we completed the acquisition of North American Lumber Insurance Company ("NALIC"), now known as Tower National Insurance Company ("TNIC"), a "shell" insurance company, that is not currently writing new business and has no net liabilities. The company holds licenses that are valid and in good standing in nine states. Because Tower Group recently acquired the company, we must amend these licenses to reflect the company's new name and the fact that we have obtained control of the company in order for TNIC to transact business under its new name. We have completed this process in Massachusetts, where TNIC is domiciled, and are in the process of making the appropriate filings to do so with the insurance departments in each of the other states in which TNIC holds valid licenses starting with New Jersey. In connection with the acquisition, all liabilities and assets of TNIC were transferred to a liquidating trust with the exception of TNIC's charter and insurance licenses.

   On August 5, 2005, following our shell acquisition strategy, we announced our execution of an agreement to acquire MIIX Insurance Company of New York ("MIIX"), an insurance company with licenses in New York and New Jersey. Closing of the transaction is expected to occur by year end and is contingent upon a variety of conditions including approval of the transaction by the New York State Insurance Department. In the event of closing, we will pay $225,000 in cash as well as an amount equal to MIIX's statutory surplus which was approximately $7.8 million as of December 31, 2004. MIIX has no liabilities for insurance losses. MIIX's assets consist of U.S. Treasuries and cash.

   We seek to expeditiously develop and deliver products in response to the needs of our customers. We target select market segments that we believe are underserved and therefore provide us with the best opportunity to obtain favorable policy terms, conditions and pricing. TICNY provides coverage for many different market segments, including nonstandard risks that do not fit the underwriting criteria of standard carriers due to factors such as type of business, location and the amount of premium per policy. TRM, through its managing general agency, underwrites and produces business on behalf of other insurance companies (which we refer to as TRM's issuing companies) but does not itself bear risk on that business. It primarily focuses on commercial risks with higher per policy premium, including risks that TICNY has not been able to target due to historical surplus, rating and geographical license constraints. TICNY also reinsures a modest amount of the premiums written by TRM's issuing companies.

   TICNY is a licensed property and casualty insurance company in New York and as such is authorized to write various lines of insurance business as specified in the New York Insurance Law and is subject to comprehensive regulation and supervision, including limitations relating to reserves and statutory surplus. TNIC is a property and casualty insurance company with licenses that are valid and in good standing in New Jersey, Connecticut, Massachusetts, Rhode Island, Vermont, Maryland, Delaware, South Carolina and Wisconsin and is subject to comprehensive regulation and supervision, including limitations relating to reserves and statutory surplus, in Massachusetts, its state of domicile. We expect to begin writing property and casualty insurance business through TNIC in New Jersey in the latter half of 2005 or early 2006. TRM is a non-risk bearing insurance service company and acts as a managing general agency to bind risks, adjust claims and negotiate reinsurance terms on behalf of other insurance companies. Since TRM is not an insurance company, it does not have loss reserves or statutory surplus and it is not subject to regulation and supervision as an insurance company. However, TRM is subject to licensing requirements and regulation under the laws of New York and New Jersey. For more information see "Business--Regulation."

   We offer commercial lines products that provide property, liability, workers' compensation and automobile insurance to businesses such as retail and wholesale stores, grocery stores, restaurants, artisan contractors and residential and commercial buildings. In addition, we offer personal lines products that provide property and liability insurance to individuals that own modestly valued homes and dwellings. Generally, we target risks that have reduced potential for loss severity and are not normally exposed to claims that are complex and by their nature subject to late reporting or settlement, such as product liability, asbestos or environmental claims.

   In the 15 years since we began our operations, we have grown a profitable premium base in TICNY of $178 million for the year ended December 31, 2004, and we produced $53 million of premiums for TRM's issuing companies in 2004. We transfer a significant portion of TICNY's risk and premiums to other insurance companies through the use of reinsurance. TRM generates commission income from its managing general agency by producing premiums for other insurance companies and earns fees by administering claims and providing reinsurance intermediary services on behalf of these and other companies. In doing so, TRM broadens our market presence. Generally, the premium volume that an insurance company can write, and the amount of risk that it can assume, are limited by its surplus, which is a measure of its net worth calculated under accounting principles prescribed by insurance laws. TRM's activities have enabled us to create an insurance company infrastructure capable of supporting a larger premium base than otherwise would have been possible given TICNY's level of surplus.

   Since beginning operations in 1990 with fewer than 10 employees and surplus for statutory accounting purposes of $2.1 million, TICNY has grown to 327 employees and its statutory surplus has grown to $ 128.9 million as of June 30, 2005. From 2000 through 2004, TICNY increased its gross premiums written at an average annual rate of 61.6% to $177.8 million in 2004 while maintaining favorable loss, underwriting expense and combined ratios. The loss ratio is a measure of underwriting profitability that expresses losses and related expenses as a percentage of premiums earned. The underwriting expense ratio is a measure of underwriting efficiency that expresses underwriting expenses as a percentage of premiums earned. The combined ratio is the sum of the loss and the underwriting expense ratios. The gross loss, underwriting expense and combined ratios are calculated before the effect of reinsurance and the net ratios are calculated after the effect of reinsurance. In 2004, TRM produced $53.4 million of premiums for other insurance companies and generated total revenue of $16.4 million. We reported net income of $9.0 million in 2004.

   On October 20, 2004, we sold 13,000,000 shares in our initial public offering ("IPO") at $8.50 per share. On the same date, we also sold in a concurrent private placement 500,000 shares of our common stock to Friedman, Billings, Ramsey Group, Inc., the selling stockholder in this offering and an affiliate of Friedman, Billings, Ramsey & Co., Inc., the lead underwriter for our IPO, at a price of $8.50 per share. On November 10, 2004, the underwriters exercised their over-allotment options granted in connection with our IPO and purchased 629,007 additional shares of common stock from the Company and 1,302,993 shares of common stock from selling stockholders. We received net proceeds of $107,845,000 from our IPO and the concurrent private placement after underwriting discounts, commissions and offering expenses.

COMPETITIVE STRENGTHS

   We believe that our competitive strengths position us to continue to expand our business profitably. These strengths include:

   o PROVEN PRODUCT DEVELOPMENT AND MARKETING EXPERTISE. We have accomplished profitable growth by developing and expanding our product line offering over time. Throughout our history, we have successfully developed and positioned several commercial lines products that provide property, liability, workers' compensation and auto insurance and personal lines products such as homeowner's policies in response to specific insurance needs in targeted market segments.

   o OPPORTUNISTIC UNDERWRITING AND CAPITAL ALLOCATION. We target market segments that we identify as underserved by other insurance companies and allocate our capital and other resources opportunistically among various market segments in response to changing market conditions. In the five years ended December 31, 2004, TICNY's average net combined ratio was 79.5%, and its average gross combined ratio over the same period was 91.8%.

   o COST-EFFECTIVE UNDERWRITING AND PROCESSING CAPABILITY. We believe our systems and technology have resulted in a cost-effective underwriting and processing capability that enables us to efficiently underwrite a large number of small policies in urban areas such as New York City, providing a competitive advantage over other insurance companies lacking this capability. Despite the operational challenges of underwriting and processing these policies, TICNY's gross underwriting expense ratio was 31.0% in 2004.

   o GENERATION OF COMMISSION AND FEE REVENUE. Our use of reinsurance enables us to generate reinsurance ceding commission income on premiums that we cede to our reinsurers, while access to issuing companies through our managing general agency has expanded our capacity to underwrite and produce premiums on which we earn fee income. This strategy has enabled us to augment our return on equity. Our return on average equity was 23.7% in 2004 and averaged 31.8% for the five years ended December 31, 2004. The lower return on average equity in 2004 resulted from the significant increase in average stockholders' equity as our IPO was completed in the fourth quarter. After completing our IPO on October 21, 2004, we transitioned our company's business model to utilize our own capital to support premium writings while reducing our reliance on reinsurance and other insurance companies. We successfully completed this transition in 2004 and continued to outperform the industry in terms of growth in premiums, underwriting profitability and return on equity. We were able to achieve these results by continuing to utilize the business strategies that we have developed and executed successfully throughout our history, while taking advantage of the increased capitalization resulting from the IPO.

   o CLAIMS AND LEGAL DEFENSE APPROACH. Our claims staff and in-house attorneys handle all of our claims and the majority of our lawsuits internally. This enables us to maintain a high level of service to our property policyholders and reduce the cost of claims to our casualty policyholders by vigorously defending non-meritorious and frivolous claims.

   o PROVEN LEADERSHIP AND EXPERIENCED MANAGEMENT. Our senior management team members have an average of over 20 years of insurance industry experience. Michael H. Lee, our Chairman of the Board, President and Chief Executive Officer, was a founder of the company in 1990 and has an extensive knowledge and understanding of our business, having played a key role in building several aspects of our operations, including underwriting, finance, claims and systems.

STRATEGY

   The business model that we have developed in the 15 years since we began our operations has allowed us to succeed despite a limited pre-IPO capital base. This model has enabled us to support a much larger premium base and create an insurance company infrastructure otherwise not possible, ultimately leading to the present stage of our development. With the infusion of the proceeds from our IPO and the concurrent private placement in October 2004, we increased the statutory surplus in TICNY and are pursuing continued profitable growth through the following strategies:

   o REDUCING OUR DEPENDENCE ON REINSURANCE AND OTHER INSURANCE COMPANIES. The additional capital from the IPO and the concurrent private placement has allowed us to retain a greater percentage of our premium writings and thereby reduce our use of quota share reinsurance in TICNY. It has also provided us with greater flexibility to selectively retain a larger portion of the business previously placed with other insurance companies while continuing to utilize TRM to generate commissions on premiums placed with other insurance companies and non-risk bearing, service income. Depending on our capital and changing quota share reinsurance market conditions, we may ultimately eliminate our use of quota share reinsurance.

   o IMPROVING OUR RATING TO ATTRACT CUSTOMERS IN OTHER MARKET SEGMENTS. As a result of the infusion of $98.0 million of the proceeds of the IPO and concurrent private placement into TICNY, on October 26,

     2004 TICNY received a rating upgrade from A.M. Best to "A-" (Excellent) from "B++" (Very Good). Our A.M. Best rating reflects A.M. Best's opinion of TICNY's financial strength and is not an evaluation directed to investors in our common stock nor a recommendation to buy, sell or hold our common stock. Ratings are an increasingly important factor in establishing the competitive position of insurance companies. An increase in rating positions us to write policies in rating-sensitive market segments that TICNY was not previously able to access, especially policies written by TRM's issuing companies. This rating increase should, over the long term, enable TICNY to reinsure other insurance companies, including TRM's issuing companies, and assume a greater portion of profitable reinsurance business.

   o EXPANDING TERRITORIALLY. On March 25, 2005, Tower Group, Inc. closed on its purchase of the outstanding common stock of North American Lumber Insurance Company and renamed it Tower National Insurance Company. This acquisition will allow us to continue executing our plan to expand territorially first in New Jersey, followed by expansion into other states. On August 5, 2005, following our shell acquisition strategy, we announced our execution of an agreement to acquire MIIX. Closing of the transaction is expected to occur by year end and is contingent upon a variety of conditions including approval of the transaction by the New York State Insurance Department. In the event of closing, we will pay $225,000 in cash as well as an amount equal to MIIX's statutory surplus which was approximately $7.8 million as of December 31, 2004. MIIX has no liabilities for insurance losses. MIIX's assets consist of U.S. Treasuries and cash. We also expect to make similar shell acquisitions in the future in order to offer products in various market segments in the same territory. See "Business--Shell Acquisition." In addition, we recently formed a Program Underwriting Unit to expand on our regional distribution approach and allow us greater access to established, highly focused and narrowly defined industry classes of business with which we are familiar but which are typically distributed over a broader geographical area.

   o ACQUIRING BOOKS OF BUSINESS. We intend to continue to acquire books of business that fit our underwriting competencies from competitors, managing agents and other producers. In September 2004, Tower entered into a Commercial Renewal Rights Agreement with OneBeacon Insurance Group LLC and some of its insurance company subsidiaries pursuant to which we have acquired OneBeacon's rights to seek to renew a block of commercial lines insurance policies in New York State. Through the OneBeacon renewal rights transaction, we were able to add approximately 280 retail agents throughout New York State to expand our number of appointed agents to approximately 600 in 2004. As we enter other states, we will continue to expand our distribution capability by appointing quality wholesale and retail agents. See "Business--OneBeacon Renewal Rights Transaction."

   o EXPANDING NON-RISK-BEARING FEE-GENERATING SERVICES. We plan to continue to generate commission and fee income through our insurance services operation by offering managing general underwriting, reinsurance intermediary and claims administration services.

   o CONTINUING IMPLEMENTATION OF TECHNOLOGICAL IMPROVEMENTS. We plan to continue our implementation of technology-based initiatives such as WebPlus, our web-based platform for quoting and capturing policy submissions from our agents, in order to improve customer service and further lower our underwriting expense ratio.

OUR CHALLENGES

   As part of your evaluation of our company, you should take into account the challenges we face in implementing our strategies, including the following:

   o UNCERTAINTY OF LOSS RESERVES. To the extent loss and loss adjustment expenses exceed our expectations, as reflected in previously recorded loss reserves, we will be required to increase our loss reserves, resulting in a corresponding reduction in our net income in the period in which the inadequacy is identified.

   o CONCENTRATED GEOGRAPHICAL AREA. Because TICNY and TRM conduct business primarily in New York City and neighboring parts of New York State, a single catastrophe, including a terrorist attack, could have a material adverse effect on our financial condition or results of operations.

   o UNCERTAINTY IN OBTAINING REINSURANCE AND COLLECTING FROM OUR REINSURERS. We may not be able to obtain our desired amounts of reinsurance. In addition, if we are able to obtain such reinsurance, a reinsurer's insolvency, inability or refusal to make payments, or delay in paying, under the terms of the reinsurance could have a material adverse effect on us because we remain liable to the insured.

   o A DECLINE IN OUR RATINGS. A downgrade in our ratings could result in a substantial loss of business as agents and brokers and insureds move their business to other insurers with higher ratings.

   o BUSINESS EXPANSION. We may face various difficulties in executing our business expansion strategy, such as applying disciplined pricing over a larger operating region, expanding our product line and obtaining required regulatory approvals.

   o CYCLICAL CHANGES IN THE INSURANCE INDUSTRY. The property and casualty insurance industry has been historically cyclical, with periods of intense competition, generally associated with excessive capital, and periods that permitted more favorable premium price levels. In recent years premium price levels have been favorable. However, the supply of insurance and reinsurance may increase through additional capital, which may cause prices to decrease and reduce our profitability.

   For further discussion of these and other challenges we face, see "Risk Factors."

SELECTED OPERATING HISTORY

   The following table shows selected operating history for our insurance segment and our insurance services segment:

                                                 FOR THE YEAR ENDED DECEMBER 31,
                                     --------------------------------------------------------
                                                                                     2000        5 YEAR
                                       2004       2003        2002       2001     (UNAUDITED)   AVERAGE
                                     --------   --------    --------   -------    -----------   -------
                                                              ($ IN THOUSANDS)
Gross loss ratio.................        56.1%      60.9%       62.0%     71.1%        62.5%      60.3%
Net loss ratio...................        62.5%      65.7%       58.3%     55.8%        65.5%      61.9%
Industry loss ratio (1)..........        72.4%      74.9%       81.6%     88.4%        81.4%
Gross premiums written...........    $176,166   $133,263    $105,266   $56,961      $24,095        --
Premiums produced by TRM.........    $ 53,445   $ 39,494    $ 24,330   $32,218      $45,476        --

---------------
(1) Source: A.M. Best.


   Our principal executive offices are located at 120 Broadway, 14th Floor, New York, New York 10271, and our telephone number at that location is (212) 655-2000.

                                  THE OFFERING

Shares of common stock offered by the
 selling stockholder  . . . . . . . . . .  500,000 shares

Shares of common stock to be outstanding
 after the offering (1) . . . . . . . . .  19,757,864 shares

Use of proceeds . . . . . . . . . . . . .  All of our common stock offered hereby is being sold by the selling
                                           stockholder. We will not receive any
                                           of the proceeds from the sale of
                                           such stock in this offering.

Dividend policy . . . . . . . . . . . . .  Since our initial public offering in
                                           October 2004, we have paid quarterly
                                           dividends of $0.025 per share to our
                                           stockholders of record and our board
                                           of directors currently intends to
                                           continue to authorize quarterly
                                           dividends in this amount. Any
                                           determination to pay dividends will
                                           be at the discretion of our board of
                                           directors and will be dependent upon
                                           our results of operations and cash
                                           flows, our financial position and
                                           capital requirements, general
                                           business conditions, legal, tax,
                                           regulatory and any contractual
                                           restrictions on the payment of
                                           dividends and any other factors our
                                           board of directors deems relevant.

Nasdaq National Market symbol . . . . . .  "TWGP"

   (1) The number of shares of common stock shown to be outstanding after the offering is based upon shares outstanding as of August 15, 2005 and excludes:

   o 462,857 shares that may be issued pursuant to employee stock options outstanding as of August 15, 2005 at a weighted average exercise price of $4.77 per share;

   o 923,966 additional shares available for future issuance under our stock option and incentive plans; and

   o 189,000 shares that may be issued pursuant to a warrant at an exercise price of $8.50 per share.

This number also includes 227,361 shares of restricted stock awarded by our Board of Directors in 2004 and through the date of this prospectus.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION


   The following table sets forth our summary historical consolidated financial information for the periods ended and as of the dates indicated.The summary income statement data for the years ended December 31, 2004, 2003 and 2002 and the balance sheet data as of December 31, 2004 are derived from our audited financial statements included elsewhere in this document, which have been prepared in accordance with GAAP and have been audited by Johnson Lambert & Co., our independent registered public accounting firm. The summary income statement data for the year ended December 31, 2001 are derived from our audited financial statements not included in this document, which have been prepared in accordance with GAAP and audited by Johnson Lambert & Co., our independent registered public accounting firm. The summary income statement data for the three month and six month periods ended June 30, 2005 and 2004, for the six month period ended June 30, 2005 and 2004 and for the year ended December 31, 2000 and the balance sheet data as of June 30, 2005 are derived from our unaudited financial statements. These historical results are not necessarily indicative of results to be expected from any future period. You should read the following summary consolidated financial information along with the information contained in this document, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this Prospectus.

                                                FOR THE THREE MONTHS       FOR THE SIX MONTHS ENDED
                                                   ENDED JUNE 30,                  JUNE 30,
                                             --------------------------   --------------------------
                                                 2005          2004           2005          2004
                                             (UNAUDITED)    (UNAUDITED)   (UNAUDITED)    (UNAUDITED)
                                             -----------    -----------   -----------    -----------
                                              ($ IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
SUMMARY INCOME DATA
Gross premiums written ...................   $    84,006    $   43,847    $   148,674    $   83,860
Ceded premiums written ...................        24,821        27,355         44,128        52,578
                                             -----------    ----------    -----------    ----------
Net premiums written .....................   $    59,185    $   16,492    $   104,546    $   31,282
                                             ===========    ==========    ===========    ==========
Net premiums earned ......................   $    37,591    $    9,515    $    67,609    $   17,445
Ceding commission revenue ................         5.330        10,750         11,176        21,051
Insurance services revenue ...............         3,342         4,681          7,123         7,205
Net investment income ....................         3,733         1,099          6,348         1,863
Net realized gains (loss) on investments .            20           (13)           229            (2)
Policy billing fees ......................           236           158            437           332
                                             -----------    ----------    -----------    ----------
 Total revenues ..........................        50,252        26,190         92,922        47,894
Losses and loss adjustment expenses ......        22,013         5,892         40,075        10,909
Operating expenses:
 Direct and ceding commission expenses ...        10,669         8,568         19,461        15,654
 Other operating expenses (1) ............         9,280         7,727         18,197        14,504
Interest expense .........................         1,106           724          2,271         1,375
                                             -----------    ----------    -----------    ----------
 Total expenses ..........................        43,068        22,911         80,004        42,442
                                             -----------    ----------    -----------    ----------
Income (loss) before income taxes ........         7,184         3,279         12,918         5,452
Income tax expense (benefit) .............         2,419         1,280          4,436         2,131
                                             -----------    ----------    -----------    ----------
Net income (loss) ........................   $     4,765    $    1,999    $     8,482    $    3,321
                                             ===========    ==========    ===========    ==========
Net income (loss) available to common
  stockholders............................   $     4,765    $    1,999    $     8,482    $    3,321
                                             ===========    ==========    ===========    ==========
PER SHARE DATA
Basic earnings (loss) Per share ..........   $      0.24    $     0.45    $      0.43    $     0.75
Diluted earnings (loss) per share ........   $      0.24    $     0.35    $      0.42    $     0.58
Basic weighted average outstanding .......    19,555,327     4,407,434     19,538,219     4,407,434
Diluted weighted average per shares
  outstanding.............................    20,108,917     5,819,870     20,093,198     5,772,977
Selected Insurance Ratios
Gross loss ratio (2) .....................          57.1%         58.2%          57.0%         57.9%
Gross underwriting expense ratio (3) .....          30.3%         32.6%          30.7%         31.8%
                                             -----------    ----------    -----------    ----------
Gross combined ratio (4)  ................          87.4%         90.8%          87.7%         89.7%
                                             ===========    ==========    ===========    ==========
Net loss ratio (5) .......................          58.6%         61.9%          59.3%         62.5%
Net underwriting expense ratio (6) .......          30.2%         10.2%          29.4%         13.0%
                                             -----------    ----------    -----------    ----------
Net combined ratio (7) ...................          88.8%         72.1%          88.7%         75.5%
                                             ===========    ==========    ===========    ==========


                                                              FOR THE YEAR ENDED DECEMBER 31,
                                             -----------------------------------------------------------------
                                                                                                       2000
                                                2004          2003         2002          2001      (UNAUDITED)
                                             ----------    ----------   ----------    ----------   -----------
                                                    ($ IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
SUMMARY INCOME DATA
Gross premiums written ...................   $  177,766    $  134,482   $  106,740    $   59,698    $   26,084
Ceded premiums written ...................       79,691       105,532       79,411        48,372        20,715
                                             ----------    ----------   ----------    ----------    ----------
Net premiums written .....................   $   98,075    $   28,950   $   27,329    $   11,326    $    5,369
                                             ==========    ==========   ==========    ==========    ==========
Net premiums earned ......................   $   45,564    $   22,941   $   26,008    $    6,974    $    5,888
Ceding commission revenue ................       39,983        35,605       21,872        10,456         6,412
Insurance services revenue ...............       16,381        12,830       12,428        14,419        19,035
Net investment income ....................        5,070         2,268        1,933           828           644
Net realized gains (loss) on investments .           13           493           95            69            25
Policy billing fees ......................          679           545          376           144            --
                                             ----------    ----------   ----------    ----------    ----------
 Total revenues ..........................      107,690        74,682       62,712        32,890        32,004
Losses and loss adjustment expenses ......       27,060        15,071       16,356         5,339         4,676
Operating expenses:
 Direct and ceding commission expenses ...       32,825        26,158       19,187        12,540        13,389
 Other operating expenses (1) ............       29,954        22,337       17,279        14,388        15,525
Interest expense .........................        3,128         1,462          122            73            56
                                             ----------    ----------   ----------    ----------    ----------
 Total expenses ..........................       92,967        65,028       52,944        32,340        33,646
                                             ----------    ----------   ----------    ----------    ----------
Income (loss) before income taxes ........       14,723         9,654        9,768           550        (1,642)
Income tax expense (benefit) .............        5,694         3,374        4,135           189          (402)
                                             ----------    ----------   ----------    ----------    ----------
Net income (loss) ........................   $    9,029    $    6,280   $    5,633    $      361    $   (1,240)
                                             ==========    ==========   ==========    ==========    ==========
Net income (loss) available to common
  stockholders............................   $    9,029    $    6,122   $    5,318    $       46    $   (1,555)
                                             ==========    ==========   ==========    ==========    ==========
PER SHARE DATA
Basic earnings (loss) Per share ..........   $     1.23    $     1.37   $     1.18    $     0.01    $    (0.35)
Diluted earnings (loss) per share ........   $     1.06    $     1.09   $     0.94    $     0.01    $    (0.35)
Basic weighted average outstanding .......    7,335,286     4,453,717    4,500,000     4,500,000     4,500,000
Diluted weighted average per shares
  outstanding.............................    8,565,815     5,708,016    5,761,949     4,621,115     4,500,000
Selected Insurance Ratios
Gross loss ratio (2) .....................        55.20%        60.80%       63.80%        73.00%        66.10%
Gross underwriting expense ratio (3) .....        31.10%        30.00%       31.00%        33.80%        32.60%
                                             ----------    ----------   ----------    ----------    ----------
Gross combined ratio (4)  ................         86.3%         90.8%        94.8%        106.8%         98.7%
                                             ==========    ==========   ==========    ==========    ==========
Net loss ratio (5) .......................         59.4%         65.7%        62.9%         76.6%         79.4%
Net underwriting expense ratio (6) .......         16.2%          4.4%        18.5%         25.7%         32.6%
                                             ----------    ----------   ----------    ----------    ----------
Net combined ratio (7) ...................         75.6%         70.1%        81.4%        102.3%        112.0%
                                             ==========    ==========   ==========    ==========    ==========

                                                 (UNAUDITED)
                                             AS OF JUNE 30, 2005    AS OF DECEMBER 31, 2004
                                             -------------------    -----------------------
                                              ($ IN THOUSANDS, EXCEPT SHARE AND PER SHARE
                                                                AMOUNTS)
SUMMARY BALANCE SHEET DATA
Cash and cash equivalents ................         $ 44,692                $ 55,201
Investments at fair market value .........          299,783                 228,434
Reinsurance recoverable ..................          100,391                 101,173
Deferred acquisition costs, net ..........           25,414                  18,740
Total assets .............................          582,020                 494,147
Reserve for losses and loss adjustment
  expenses................................          155,858                 128,722
Unearned premium .........................          143,251                  95,505
Subordinated Debentures ..................           47,426                  47,426
Total stockholders' equity ...............          137,427                 129,447
PER SHARE DATA:
Book value per share (8) .................         $   6.96                $   6.56
Diluted book value per share (9) .........         $   6.81                $   6.45
Dividends declared per share:
 Common Stock ............................         $ 0.0500                $ 0.0250
 Class A Stock ...........................               --                $ 0.1137
 Class B Stock ...........................               --                $ 0.1142

---------------
(1) Includes acquisition expenses and other underwriting expenses (which are general administrative expenses related to underwriting operations in TICNY) as well as other insurance services expenses (which are general administrative expenses related to insurance services operations).
(2) The gross loss ratio is calculated by dividing gross losses (consisting of losses and loss adjustment expenses) by gross premiums earned.
(3) The gross underwriting expense ratio is calculated by dividing gross underwriting expenses (consisting of direct commission expenses and other underwriting expenses net of policy billing fees) by gross premiums earned.
(4) The gross combined ratio is the sum of the gross loss ratio and the gross underwriting expense ratio.
(5) The net loss ratio is calculated by dividing net losses by net premiums earned.
(6) The net underwriting expense ratio is calculated by dividing net underwriting expenses (consisting of direct commission expenses and other underwriting expenses net of policy billing fees and ceding commission revenue) by net premiums earned.
(7) The net combined ratio is the sum of the net loss ratio and the net underwriting expense ratio.
(8) Book value per share is based on total stockholders' equity divided by common shares outstanding at year end.
(9) Diluted book value per share is calculated based on total stockholders' equity divided by the sum of the number of shares of common stock outstanding plus the appropriate common stock equivalents for stock options, warrants and restricted stock using the treasury stock method.

                                  RISK FACTORS


   An investment in our common stock involves a number of risks. You. should carefully consider the following information about these risks, together with the other information contained in this prospectus, before investing in our common stock. Additional risks not presently known to us, or that we currently deem immaterial may also impair our business or results of operations. Any of the risks described below could result in a significant or material adverse effect on our financial condition or results of operations, and a corresponding decline in the market price of our common stock. You could lose all or part of your investment.

   This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus. See "Note on Forward-Looking Statements."

                         RISKS RELATED TO OUR BUSINESS

   IF OUR ACTUAL LOSS AND LOSS ADJUSTMENT EXPENSES EXCEED OUR LOSS RESERVES, OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE SIGNIFICANTLY ADVERSELY AFFECTED.

   Our results of operations and financial condition depend upon our ability to assess accurately the potential losses associated with the risks that we insure and reinsure. We establish loss reserves to cover our estimated liability for the payment of all losses and loss adjustment expenses incurred under the policies that we write. Loss reserves include case reserves, which are established for specific claims that have been reported to us, and reserves for claims that have been incurred but not reported (or "IBNR"). To the extent that loss and loss adjustment expenses exceed our estimates, we will be required to immediately recognize the less favorable experience and increase loss reserves, with a corresponding reduction in our net income in the period in which the deficiency is identified. For example, over the past ten years we have experienced adverse development of reserves for losses and loss adjustment expenses incurred in prior years. In 2002, following an annual review by an outside actuarial consulting company of TICNY's net loss and loss adjustment reserves, we increased such reserves by $2.9 million.

   With respect to losses on the property coverage portion of our commercial and personal lines policies, the primary component of our loss reserve is a case reserve, which is posted by the assigned examiner shortly after the loss is reported. The extent of the damage is evaluated through a primarily fact-based loss assessment process. Property losses are typically reported within days of occurrence and case reserves are posted promptly. While this case reserving process is not free of errors in determining the scope of the loss or deviations at the time the loss is paid, major deviations are infrequent. Consequently, commercial and personal property lines of business generally do not require significant IBNR nor are they difficult to predict with a relative amount of certainty. Absent significant changes by underwriting personnel in risk selection and coverage offered and assuming examiners are properly trained with the requisite experience, loss reserves on property lines of business remain relatively predictable from an actuarial standpoint.

   With respect to losses on the liability coverage portions of our commercial and personal lines policies, the reserving process possesses characteristics that make case and IBNR reserving inherently less susceptible to accurate actuarial estimation. Unlike property losses, liability losses are claims made by third parties of which the policyholder may not be aware and therefore may be reported a significant time after the occurrence, sometimes years. In addition, as liability claims most often involve claims of bodily injury, assessment of the proper case reserve is a far more subjective process than claims involving property damages. In addition, the determination of a case reserve for a liability claim is often without the benefit of information, which develops slowly over the life of the claim and can subject the case reserve to substantial modification well after the claim was first reported. Numerous factors impact the liability case reserving process, such as venue, the amount of monetary damage, the permanence of the injury, the age of the claimant and many others.

   Estimating an appropriate level of loss and loss adjustment expense reserves is an inherently uncertain process. Accordingly, actual loss and loss adjustment expenses paid will likely deviate, perhaps substantially, from the reserve estimates reflected in our consolidated financial statements. It is possible that claims could exceed our loss and loss adjustment expense reserves and have a material adverse effect on our financial condition or results of operations.

   TICNY AND TRM CONDUCT BUSINESS IN A CONCENTRATED GEOGRAPHICAL AREA. ANY SINGLE CATASTROPHE OR OTHER CONDITION AFFECTING LOSSES IN THIS AREA COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

   TICNY currently writes business in a concentrated geographic area, primarily in the southern portion of New York State, and reinsures business produced by TRM in New York and to a lesser extent in New Jersey and Pennsylvania. As a result, a single catastrophe occurrence, destructive weather pattern, terrorist attack, regulatory development or other condition or general economic trend affecting the region within which TICNY and TRM conduct their business could adversely affect our financial condition or results of operations more significantly than other insurance companies that conduct business across a broader geographical area. During our history, we have not experienced any single event that materially affected our results of operations. The most significant single event was the terrorist attacks of September 11, 2001, as a result of which we suffered $351,000 in net losses as of December 31, 2004.

   The incidence and severity of catastrophes are inherently unpredictable and our losses from catastrophes could be substantial. The occurrence of claims from catastrophic events is likely to result in substantial volatility in our financial condition or results of operations for any fiscal quarter or year and could have a material adverse effect on our financial condition or results of operations and our ability to write new business. Increases in the values and concentrations of insured property may increase the severity of such occurrences in the future. Although we attempt to manage our exposure to such events, including through the use of reinsurance, the frequency or severity of catastrophic events could exceed our estimates. As a result, the occurrence of one or more catastrophic events could have a material adverse effect on our financial condition or results of operations.

   IF WE CANNOT OBTAIN ADEQUATE REINSURANCE PROTECTION FOR THE RISKS WE HAVE UNDERWRITTEN, WE MAY BE EXPOSED TO GREATER LOSSES FROM THESE RISKS OR WE MAY REDUCE THE AMOUNT OF BUSINESS WE UNDERWRITE, WHICH WILL REDUCE OUR REVENUES.

   Under state insurance law, insurance companies are required to maintain a certain level of capital in support of the policies they issue. In addition, rating agencies will reduce an insurance company's ratings if the company's premiums exceed specified multiples of its capital. As a result, the level of TICNY's statutory surplus and capital limits the amount of premiums that it can write and retain risk on. Historically, we have utilized reinsurance to expand our capacity to write more business than TICNY's surplus would have otherwise supported. As a result of the increase in TICNY's surplus with proceeds contributed from the IPO and the concurrent private placement, the quota share ceding percentage was reduced from 60% to 25% on October 1, 2004.

   From time to time, market conditions have limited, and in some cases have prevented, insurers from obtaining the types and amounts of reinsurance that they consider adequate for their business needs. For example, beginning in 2001, terms and conditions in the reinsurance market generally became less attractive for insurers seeking reinsurance. In addition, recent investigations by the New York State Attorney General, the SEC and other regulatory and government bodies into the use of non-traditional reinsurance by certain reinsurers may lead to the re-examination of applicable accounting standards or a reduction in the availability of some types of reinsurance. In turn, these developments could produce unfavorable changes in prices, reduced ceding commission revenue or other potentially adverse changes in the terms of reinsurance. Accordingly, we may not be able to obtain our desired amounts of reinsurance. In addition, even if we are able to obtain such reinsurance, we may not be able to obtain such reinsurance from entities with satisfactory creditworthiness or negotiate terms that we deem appropriate or acceptable. Currently, three reinsurers provide reinsurance to us on a quota share basis, six provide reinsurance on an excess of loss basis and six provide catastrophe reinsurance. If we cannot obtain adequate reinsurance protection for the risks we have underwritten, we may be exposed to greater losses from these risks or we may be forced to reduce the amount of business that we underwrite, which will reduce our revenues. As a result, our inability to obtain adequate reinsurance protection could have a material adverse effect on our financial condition or results of operation.

   IF WE ARE ABLE TO OBTAIN REINSURANCE, OUR REINSURERS MAY NOT PAY LOSSES IN A TIMELY FASHION, OR AT ALL, WHICH MAY CAUSE A SUBSTANTIAL LOSS AND INCREASE OUR COSTS.

   As of December 31, 2004, we had a net balance due in our favor from our reinsurers of $129.6 million, consisting of $101.2 million in reinsurance recoverables and $28.4 million in prepaid reinsurance premiums. This amount is $3.5 million higher than our insurance subsidiary's statutory capital and surplus at that date. Since October 1, 2003, we have sought to manage our exposure to our reinsurers by placing our quota share reinsurance on a "funds withheld" basis and requiring any non-admitted reinsurers to collateralize their share of unearned premium and loss reserves. However, we have substantial recoverables from our pre-October 1, 2003 reinsurance arrangements that are uncollateralized, in that they are not supported by letters of credit, trust accounts, "funds withheld" arrangements or similar mechanisms intended to protect us against a reinsurer's inability or unwillingness to pay. Our net exposure to our reinsurers totaled $66.2 million as of December 31, 2004 (representing 13.4% of our total assets on that date), including $46.8 million due from PXRE Reinsurance Company, which is rated "A" (Excellent) by A.M. Best. See "Business--Reinsurance" for a detailed discussion of our reinsurance exposures. Because we remain primarily liable to our policyholders for the payment of their claims, in the event that one of our reinsurers under an uncollateralized treaty became insolvent or refused to reimburse us for losses paid, or delayed in reimbursing us for losses paid, our cash flow and financial results overall could be materially and adversely affected.

   OUR INSURANCE COMPANY SUBSIDIARY IS RATED "A-" (EXCELLENT) BY A.M. BEST, AND A DECLINE IN THIS RATING OR THE RATINGS ASSIGNED BY OTHER RATING AGENCIES
COULD AFFECT OUR STANDING AMONG BROKERS, AGENTS AND INSUREDS AND CAUSE OUR SALES AND EARNINGS TO DECREASE.

   Ratings have become an increasingly important factor in establishing the competitive position of insurance companies. A.M. Best maintains a letter scale rating system ranging from "A++" (Superior) to "F" (In Liquidation). Following our IPO, TICNY was upgraded to "A-" (Excellent) by A.M. Best, which is the 4th highest of 15 rating levels. There is no guarantee that TICNY will maintain this rating, which is subject to, among other things, A.M. Best's evaluation of our capitalization and performance on an ongoing basis including our management of terrorism risks, loss reserves and expenses. The expiration of the Terrorism Risk Insurance Act of 2002 on December 31, 2005, if not renewed or extended, may impact any evaluation of our terrorism risk and, therefore, our rating.

   In April 2003, in connection with the issuance of subordinated debentures underlying trust preferred securities, TICNY also received an insurer financial strength rating from Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc. ("Standard & Poor's"). The most recent rating from Standard & Poor's is "BB+" with a stable outlook. A "BB+" rating is the 11th highest of 21 rating levels used by Standard & Poor's.

   Our ratings are subject to periodic review by, and may be revised downward or revoked at the sole discretion of A.M. Best or Standard & Poor's. A decline in a company's ratings indicating a reduced financial strength or other adverse financial developments can cause concern about the viability of the downgraded insurer among its agents, brokers and policyholders, resulting in a movement of business away from the downgraded carrier to other stronger or more highly rated carriers. Because many of our agents and brokers (whom we refer to as "producers") and policyholders purchase our policies on the basis of our current ratings, the loss or reduction of any of our ratings will adversely impact our ability to retain or expand our policyholder base. The objective of the rating agencies' rating systems is to provide an opinion of an insurer's financial strength and ability to meet ongoing obligations to its policyholders. Our ratings reflect the rating agencies' opinion of our financial strength and are not evaluations directed to investors in our common stock nor recommendations to buy, sell or hold our common stock.

   THE FAILURE OF ANY OF THE LOSS LIMITATION METHODS WE EMPLOY COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION OR OUR RESULTS OF OPERATIONS.

   Various provisions of our policies, such as limitations or exclusions from coverage or choice of forum, which have been negotiated to limit our risks, may not be enforceable in the manner we intend. At the present time we employ a variety of endorsements to our policies that limit exposure to known risks, including but not limited to exclusions relating to coverage for lead paint poisoning, asbestos and most claims for bodily injury or property damage resulting from the release of pollutants.

   In addition, the policies we issue contain conditions requiring the prompt reporting of claims to us and our right to decline coverage in the event of a violation of that condition. Our policies also include limitations restricting the period in which a policyholder may bring a breach of contract or other claim against the company, which in many cases is shorter than the statutory limitations for such claims in the states in which we write business. While these exclusions and limitations reduce the loss exposure to us and help eliminate known exposures to certain risks, it is possible that a court or regulatory authority could nullify or void an exclusion or legislation could be enacted modifying or barring the use of such endorsements and limitations in a way that would adversely affect our loss experience, which could have a material adverse effect on our financial condition or results of operations.

   WE MAY FACE SUBSTANTIAL EXPOSURE TO LOSSES FROM TERRORISM, WE ARE CURRENTLY REQUIRED BY LAW TO PROVIDE COVERAGE AGAINST SUCH LOSSES, AND THE TERRORISM RISK INSURANCE ACT OF 2002 MAY EXPIRE ON DECEMBER 31, 2005.

   Our location and concentration of business written in New York City and adjacent areas expose us to losses from terrorism. We are required by state and Federal law to provide coverage for terrorism in certain circumstances. We also have limitations in our ceded reinsurance treaties pertaining to terrorism.

   In response to the September 11, 2001 terrorist attacks, the United States Congress enacted legislation designed to ensure, among other things, the availability of insurance coverage for foreign terrorist acts, including the requirement that insurers provide such coverage in certain circumstances. The Terrorism Risk Insurance Act of 2002 (the "Terrorism Act") requires commercial property and casualty insurance companies to offer coverage for certain acts of terrorism and has established a Federal assistance program through the end of 2005 to help such insurers cover claims related to future terrorism-related losses. Legislation has been introduced to extend the Terrorism Act, but we cannot predict whether or when any such extension may be enacted and what the final terms of such legislation would be.

   Pursuant to the Terrorism Act, TICNY must offer insureds the option to purchase coverage for certified acts of terrorism for an additional premium or decline such coverage. When the coverage is not purchased, we endorse the policy to exclude coverage for certified acts of terrorism, but losses from an act of terrorism that is not a certified event may be covered in any case. Also, even for certified acts of terrorism, losses from fire following the act of terrorism are covered.

   The Terrorism Act reimburses up to 90% of the losses to commercial insurers due to certified acts of terrorism in excess of a deductible. Our deductible in 2004 was 10% of our 2003 direct earned premium on commercial lines. Our deductible in 2005 is 15% of our 2004 direct earned premiums on commercial lines. Excess of loss reinsurance treaties for multiple-line and workers' compensation contain various sublimits for terrorism coverage.

   In the event that the Federal assistance under the Terrorism Act is not extended or is altered (e.g., by increasing the deductible or reducing the amount of loss that is reimbursed), our potential losses from a terrorist attack could be substantially larger than previously expected. Potential future changes to the Terrorism Act could also adversely affect us by causing our reinsurers to increase prices or withdraw from certain markets where terrorism coverage is required.

   In addition, in the event that the Terrorism Act is not extended, while we would no longer be required to offer the insured the ability to purchase coverage for certified acts of terrorism, the New York State Insurance Department has not approved a terrorism exclusion, so it is possible that we would not be permitted to exclude losses resulting from terrorist acts in New York State for accounts under $100,000 in premium size. An increased exposure to terrorism risk as a result of the expiration of the Terrorism Act may impact our current underwriting strategy in New York City, our ability to secure reinsurance, our rating, as well as other elements of our operations.

   A terrorist attack or series of attacks in New York City or the surrounding areas could have a material adverse effect on our results of operations and financial condition. In addition, terrorist attacks in these areas could depress economic activity in our core market, which could hurt our business.

   THE EFFECTS OF EMERGING CLAIM AND COVERAGE ISSUES ON OUR BUSINESS ARE UNCERTAIN.

   As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until some time after we have issued insurance or reinsurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance or reinsurance contracts may not be known for many years after a contract is issued.

   One recent example of an emerging claim and coverage issue is New York City sidewalk liability. Effective as of September 14, 2003, a new law enacted by the New York City Council allows an injured party to sue the owner of a commercial building located in the five boroughs of New York City for any property damage or personal injury that was caused by the failure of the owner to maintain the sidewalk abutting the owner's building in a reasonably safe condition. Previously, the City of New York, and not the building owner, was responsible for the maintenance of city sidewalks. We have adjusted our underwriting guidelines to attempt to screen out exposures that present a heightened risk from this new law. However, the size and extent of the claims that may emerge due to this change in law are as yet uncertain.

   SINCE WE DEPEND ON A FEW PRODUCERS FOR A LARGE PORTION OF OUR REVENUES, LOSS OF BUSINESS PROVIDED BY ANY ONE OF THEM COULD ADVERSELY AFFECT US.

   Our products are marketed by independent producers. Other insurance companies compete with us for the services and allegiance of these producers. These producers may choose to direct business to our competitors, or may direct less desirable risks to us. For the twelve months ended December 31, 2004, approximately 49% of the total of TICNY's gross premiums written and premiums produced by TRM on behalf of its issuing companies was derived from our top 10 producers. For the twelve months ended December 31, 2004, Morstan General Agency, Davis Agency Inc., Simon Agency, Inc. and CRC Insurance Inc. produced 14%, 7%, 7% and 5%, respectively, of the total of TICNY's gross premiums written and the premiums produced by TRM on behalf of its issuing companies. A significant decrease in business from, or the entire loss of, our largest producer or several of our other large producers would cause us to lose premium and require us to seek alternative producers or to increase submissions from existing producers. In the event we are unable to find replacement producers or increase business produced by our existing producers, our premium revenues would decrease and our business and results of operations would be materially and adversely affected.

   OUR RELIANCE ON PRODUCERS SUBJECTS US TO THEIR CREDIT RISK.

   With respect to the premiums produced by TRM for its issuing companies and a limited amount of premium volume written by TICNY, producers collect premium from the policyholders and forward them to TRM and TICNY. In certain jurisdictions, including New York, when the insured pays premiums for these policies to producers for payment over to TRM and TICNY, the premiums might be considered to have been paid under applicable insurance laws and regulations and the insured will no longer be liable to us for those amounts, whether or not we have actually received the premiums from the producer. Consequently, we assume a degree of credit risk associated with producers. Although producers' failures to remit premiums to us have not caused a material adverse impact on us to date, there have been instances where producers collected premium but did not remit it to us and we were nonetheless required under applicable law to provide the coverage set forth in the policy despite the absence of premium. Because the possibility of these events is dependent in large part upon the financial condition and internal operations of our producers, which in most cases are not public information, we are not able to quantify the exposure presented by this risk. If we are unable to collect premiums from our producers in the future, our financial condition and results of operations could be materially and adversely affected.

   WE OPERATE IN A HIGHLY COMPETITIVE ENVIRONMENT. IF WE ARE UNSUCCESSFUL IN COMPETING AGAINST LARGER OR MORE WELL-ESTABLISHED RIVALS, OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION COULD BE ADVERSELY AFFECTED.

   The property and casualty insurance industry is highly competitive and has historically been characterized by periods of significant pricing competition alternating with periods of greater pricing discipline, during which competition focuses upon other factors. In recent years the market environment was favorable in that rates increased significantly. During the latter part of 2004, increased competition in the marketplace became evident and, as a result, rate increases have become moderate. A softening of the market could lead to reduced growth or a reduction in premium volume, adverse effects on profitability and, ultimately, dislocation in the insurance industry. A.M. Best estimates that industry wide growth in net premiums written in the homeowner's line slowed in 2003 and 2004, and is expected to slow further in 2005, while industry wide net premiums written in commercial lines grew significantly less in 2004 than in 2003 and are projected to decline slightly in 2005. Industry policyholders' surplus increased to record levels in 2004 to approximately $387.5 billion as projected by A.M. Best, a 9.5% increase over 2003. This additional underwriting capacity may result in increased competition from other insurers seeking to expand the types or amount of business they write or cause a shift in focus by some insurers to maintaining market share at the expense of underwriting discipline. We attempt to compete based primarily on products offered, service, experience, the strength of our client relationships, reputation, speed of claims payment, perceived financial strength, ratings, scope of business, commissions paid and policy and contract terms and conditions. There are no assurances that in the future we will be able to retain or attract customers at prices which we consider to be adequate.

   We compete with major U.S. insurers and certain underwriting syndicates, including large national companies such as The St. Paul Travelers Companies, Inc., Allstate Insurance Company and State Farm Fire and Casualty Company; regional insurers such as OneBeacon Insurance Company; and smaller, more local competitors such as Magna Carta Companies, Utica First Insurance Company, Greater New York Mutual Insurance Company, Commercial Mutual Insurance Company and Otsego Mutual Fire Insurance Company. Many of these companies have greater financial, marketing and management resources than we do. Many of these competitors also have more experience, better ratings and more market recognition than we do. We seek to distinguish ourselves from our competitors by providing a broad product line offering and targeting those market segments that provide us with the best opportunity to earn an underwriting profit. We also compete with other companies by quickly and opportunistically delivering products that respond to our producers' needs.

   In addition to competition in the operation of our business, we face competition from a variety of sources in attracting and retaining qualified employees. We also face competition because of entities that self-insure, primarily in the commercial insurance market. From time to time, established and potential customers may examine the benefits and risks of self-insurance and other alternatives to traditional insurance. See "Business--Competition."

   In addition, a number of new, proposed or potential legislative or industry developments could also increase competition in our industries. These developments include:

   o an increase in capital-raising by companies in our line of business, which could result in stronger competitors, new entrants to our markets and an excess of capital in the industry, all of which may make it harder to generate sufficient business at profitable rates; and

   o changing practices and other effects caused by the internet (e.g., increased availability of information regarding different insurance companies and their policies and lower barriers to entry into new geographic markets by insurance companies), which have led to greater competition in the insurance business and, in some cases, greater expectations for customer service.

   New competition could cause the demand for insurance to fall or the expense of customer acquisition and retention to increase, either of which could have a material adverse effect on our financial condition or results of operations.

   WE MAY EXPERIENCE DIFFICULTY IN EXPANDING OUR BUSINESS, WHICH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

   We plan to expand our licensing or acquire other insurance companies with multi-state property and casualtylicensing in order to expand our product and service offerings geographically. TICNY is in the process of expanding its licensing into multiple states and TNIC is in the process of amending its licenses in multiple states in order to transact business under its new name. We have completed this process in Massachusetts, where TNIC is domiciled, and are in the process of making the appropriate filings to do so in New Jersey. We also intend to continue to acquire books of business that fit our underwriting competencies from competitors, managing agents and other producers and to acquire other insurance companies. This expansion strategy may present special risks:

   o We have achieved our prior success by applying a disciplined approach to underwriting and pricing in select markets that are not well served by our competitors. We may not be able to successfully implement our underwriting, pricing and product strategies in companies or books of business we acquire or over a larger operating region;

   o We may not be successful in obtaining the required regulatory approvals to offer additional insurance products or expand into additional states;

   o We have limited acquisition experience and may not be able to efficiently combine an acquired company or block of business with our present financial, operational and management information systems; and

   o An acquisition could dilute the book value and earnings per share of our common stock.

   We cannot assure you that we will be successful in expanding our business or that any new business will be profitable. If we are unable to expand our business or to manage our expansion effectively, our results of operationsand financial condition could be adversely affected.

   WE COULD BE ADVERSELY AFFECTED BY THE LOSS OF ONE OR MORE PRINCIPAL EMPLOYEES OR BY AN INABILITY TO ATTRACT AND RETAIN STAFF.

   Our success will depend in substantial part upon our ability to attract and retain qualified executive officers, experienced underwriting talent and other skilled employees who are knowledgeable about our business. We rely substantially upon the services of our executive management team. Although we are not aware of any planned departures or retirements, if we were to lose the services of members of our management team, our business could be adversely affected. We believe we have been successful in attracting and retaining key personnel throughout our history. We have employment agreements with Michael
H. Lee, our Chairman of the Board, President and Chief Executive Officer, and other members of our senior management team. We do not currently maintain key man life insurance policies with respect to our employees except for Michael
H. Lee.

   IF ISSUING COMPANIES OR REINSURERS ARE UNWILLING TO PARTICIPATE IN INSURANCE ARRANGED BY TRM, OUR FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED.

   TRM produces insurance for other insurance companies, which we call TRM's issuing companies that in turn cede 100% of the business to reinsurers, including TICNY. TRM receives commissions and fees for producing the insurance and arranging the reinsurance. TRM's ability to generate fee income therefore depends upon the willingness of issuing companies to write the business produced by TRM, which depends upon the willingness of reinsurers, including TICNY, to assume the risk on the business produced by TRM. For example, in 2001 commission revenue generated by TRM's managing general agency began to decline, as we were unable to secure favorable reinsurance terms for the business produced for TRM's issuing companies due to the unfavorable loss experience on that business during the soft market. Currently, all of the premium produced by TRM is written through two issuing insurance companies, Virginia Surety Company, Inc. ("Virginia Surety") and State National Insurance Company, Inc. ("State National"). The contracts with these companies are terminable by either party upon 90 days notice. If we are unable to successfully structure a reinsurance transaction that would be satisfactory to these issuing companies or if the issuing companies are otherwise unwilling to do business with us, and we are unable to find additional or replacement issuing companies, we would have to rely on our own insurance company to write the premium currently produced by TRM for these issuing companies or else forego some or all of this business and the associated fee revenues. Writing this business in our own insurance company would require us to bear additional insurance risk. Depending on our insurance companies' statutory surplus and our premium growth, we may not be able to write some or all of this business. Accordingly, the inability to retain or replace a TRM issuing company or to obtain reinsurance acceptable to us or the issuing companies could have a material adverse effect on our financial condition or results of operations.

   AN ISSUING COMPANY'S INSOLVENCY OR WEAKENED FINANCIAL CONDITION MAY HAVE AN ADVERSE IMPACT ON TRM'S REVENUES.

   In the event of the insolvency or liquidation of an issuing company or other event having a negative impact on the financial strength of an issuing company, TRM may be unable to collect commissions due on policies written through that issuing company and may be unable to collect other fees due such as claims administration fees. Commission revenue on policies written through TRM's issuing companies represented 10.7% of consolidated revenues in each of 2004 and 2003, 7.5% in 2002 and 24.5% in 2001.

   For example, one of TRM's previous issuing companies, Legion Insurance Company ("Legion"), was placed into rehabilitation in March of 2002 and then subsequently declared insolvent and placed into liquidation in July of 2003. Although we were able to minimize the adverse financial impact in this case by terminating our agreement with Legion prior to regulatory action being taken, the insolvency, receivership, liquidation or weakened financial condition of one of TRM's issuing companies would leave TRM with no guarantee of full or partial payments of monies due. Accordingly, as a result of such an event, our financial condition or results of operations could be materially adversely affected.

   OUR INVESTMENT PERFORMANCE MAY SUFFER AS A RESULT OF ADVERSE CAPITAL MARKET DEVELOPMENTS OR OTHER FACTORS, WHICH MAY AFFECT OUR FINANCIAL RESULTS AND ABILITY TO CONDUCT BUSINESS.

   We invest the premium we receive from policyholders until it is needed to pay policyholder claims or other expenses. At December 31, 2004, our invested assets consisted of $224.5 million in fixed maturity securities, $2.5 million in equity securities $1.4 million in common trust securities -- statutory business trusts. Additionally, we held $55.2 million in cash and cash equivalents. In 2004, we earned $5.1 million of net investment income representing 4.7% of our total revenues and 34.4% of our pre-tax income. Our funds are invested by a professional investment advisory management firm under the direction of our management team in accordance with detailed investment guidelines set by us. See "Business--Investments." Although our investment policies stress diversification of risks, conservation of principal and liquidity, our investments are subject to a variety of investment risks, including risks relating to general economic conditions, market volatility, interest rate fluctuations, liquidity risk and credit and default risk. (Interest rate risk is discussed below under the heading, "--We may be adversely affected by interest rate changes"). In particular, the volatility of our claims may force us to liquidate securities, which may cause us to incur capital losses. If we do not structure our investment portfolio so that it is appropriately matched with our insurance and reinsurance liabilities, we may be forced to liquidate investments prior to maturity at a significant loss to cover such liabilities. Investment losses could significantly decrease our asset base and statutory surplus, thereby affecting our ability to conduct business.

   WE MAY BE ADVERSELY AFFECTED BY INTEREST RATE CHANGES.

   Our operating results are affected, in part, by the performance of our investment portfolio. Our investment portfolio contains interest rate sensitive instruments, such as bonds, which may be adversely affected by changes in interest rates. A significant increase in interest rates could have a material adverse effect on our financial condition or results of operations. Generally, bond prices decrease as interest rates rise. Changes in interest rates could also have an adverse effect on our investment income and results of operations. For example, if interest rates decline, investment of new premiums received and funds reinvested will earn less than expected.

   In addition, our investment portfolio includes mortgage-backed securities. As of December 31, 2004, mortgage-backed securities constituted approximately 28.1% of our invested assets. As with other fixed income investments, the fair market value of these securities fluctuates depending on market and other general economic conditions and the interest rate environment. Changes in interest rates can expose us to prepayment risks on these investments. When interest rates fall, mortgage-backed securities are prepaid more quickly than expected and the holder must reinvest the proceeds at lower interest rates. Our mortgage-backed securities currently consist of securities with features that reduce the risk of prepayment, but there is no guarantee that we will not invest in other mortgage-backed securities that lack this protection. In periods of increasing interest rates, mortgage-backed securities are prepaid more slowly, which may require us to receive interest payments that are below the interest rates then prevailing for longer than expected.

   Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control.

   WE MAY REQUIRE ADDITIONAL CAPITAL IN THE FUTURE, WHICH MAY NOT BE AVAILABLE OR ONLY AVAILABLE ON UNFAVORABLE TERMS.

   Our future capital requirements depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that our present capital is insufficient to meet future operating requirements and/or cover losses, we may need to raise additional funds through financings or curtail our growth. Based on our current operating plan, we believe current capital together with our anticipated retained earnings, will support our operations without the need to raise additional capital. However, we cannot provide any assurance in that regard, since many factors will affect our capital needs and their amount and timing, including our growth and profitability, our claims experience, and the availability of reinsurance, as well as possible acquisition opportunities, market disruptions and other unforeseeable developments. If we had to raise additional capital, equity or debt financing may not be available at all or may be available only on terms that are not favorable to us. In the case of equity financings, dilution to our stockholders could result, and in any case such securities may have rights, preferences and privileges that are senior to those of the shares offered hereby. If we cannot obtain adequate capital on favorable terms or at all, our business, financial condition or results of operations could be materially adversely affected.

   THE REGULATORY SYSTEM UNDER WHICH WE OPERATE, AND POTENTIAL CHANGES THERETO, COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

   TICNY is subject to comprehensive regulation and supervision in New York, which is the only state in which TICNY is presently licensed. The purpose of the New York insurance laws and regulations is to protect insureds, not our stockholders. These regulations are generally administered by the New York State Insurance Department and relate to, among other things:

   o standards of solvency, including risk based capital measurements;

   o restrictions on the nature, quality and concentration of investments;

   o required methods of accounting;

   o rate and form regulation pertaining to certain of our insurance businesses; and

   o potential assessments for the provision of funds necessary for the settlement of covered claims under certain policies provided by impaired, insolvent or failed insurance companies.

   Significant changes in these laws and regulations could make it more expensive to conduct our business. The New York Insurance Department also conducts periodic examinations of the affairs of insurance companies and requires the filing of annual and other reports relating to financial condition, holding company issues and other matters. These regulatory requirements may adversely affect or inhibit our ability to achieve some or all of our business objectives.

   TICNY may not be able to obtain or maintain necessary licenses, permits, authorizations or accreditations in New York or in new states we intend to enter, or may be able to do so only at significant cost. In addition, we may not be able to comply fully with or obtain appropriate exemptions from, the wide variety of laws and regulations applicable to insurance companies or holding companies. Failure to comply with or to obtain appropriate authorizations and/or exemptions under any applicable laws could result in restrictions on our ability to do business or engage in certain activities that are regulated in one or more of the jurisdictions in which we operate and could subject us to fines and other sanctions, which could have a material adverse effect on our business. In addition, changes in the laws or regulations to which our operating subsidiaries are subject could adversely affect our ability to operate and expand our business or could have a material adverse effect on our financial condition or results of operations.

   TNIC is subject to comprehensive regulation and supervision in Massachusetts, the only state in which TNIC is currently authorized to transact business. TNIC is currently in the process of amending its license in New Jersey in order to transact business in that state.

   In recent years, the U.S. insurance regulatory framework has come under increased Federal scrutiny, and some state legislators have considered or enacted laws that may alter or increase state regulation of insurance and reinsurance companies and holding companies. Moreover, the National Association of Insurance Commissioners ("NAIC"), which is an association of the insurance commissioners of all 50 states and the District of Columbia, and state insurance regulators regularly re-examine existing laws and regulations, often focusing on modifications to holding company regulations, interpretations of existing laws and the development of new laws. Changes in these laws and regulations or the interpretation of these laws and regulations could have a material adverse effect on our financial condition or results of operations. The recent highly publicized investigations of the insurance industry by the New York State Attorney General and other regulators and government officials have led to, and may continue to lead to, additional legislative and regulatory requirements for the insurance industry and may increase the costs of doing business.

   The activities of TRM are subject to licensing requirements and regulation under the laws of New York and New Jersey. TRM's business depends on the validity of, and continued good standing under, the licenses and approvals pursuant to which it operates, as well as compliance with pertinent regulations.

   Licensing laws and regulations vary from jurisdiction to jurisdiction. In all jurisdictions, the applicable licensing laws and regulations are subject to amendment or interpretation by regulatory authorities. Generally such authorities are vested with relatively broad and general discretion as to the granting, renewing and revoking of licenses and approvals. Licenses may be denied or revoked for various reasons, including the violation of such regulations, conviction of crimes and the like. Possible sanctions which may be imposed include the suspension of individual employees, limitations on engaging in a particular business for specified periods of time, revocation of licenses, censures, redress to clients and fines. In some instances, TRM follows practices based on its or its counsels' interpretations of laws and regulations, or those generally followed by the industry, which may prove to be different from those of regulatory authorities.

   IF NEW YORK DRASTICALLY INCREASES THE ASSESSMENTS TICNY IS REQUIRED TO PAY, OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION WILL SUFFER.

   TICNY is subject to assessments in New York for various purposes, including the provision of funds necessary to fund the operations of the New York Insurance Department and the New York Security Fund, which pays covered claims under certain policies provided by impaired, insolvent or failed insurance companies. In 2004, our assessment for the New York Insurance Department was $556,000 and our New York Security Fund assessment was $435,000. These assessments are generally set based on an insurer's percentage of the total premiums written in New York State within a particular line of business. We are permitted to assess premium surcharges on workers' compensation policies that are based on statutorily enacted rates. However, assessments by the various workers' compensation funds have recently exceeded the permitted surcharges resulting in additional expenses of $1,143,000 in 2004. As of December 31, 2004 the liability for the various workers' compensation funds, which includes amounts assessed on workers' compensation policies was $1,839,000. This amount is expected to be paid over an eighteen month period ending June 30, 2006. As our company grows, our share of any assessments may increase. However, we cannot predict with certainty the amount of future assessments because they depend on factors outside our control, such as insolvencies of other insurance companies. Significant assessments could have a material adverse effect on our financial condition or results of operations.

   OUR ABILITY TO MEET ONGOING CASH REQUIREMENTS AND PAY DIVIDENDS MAY BE LIMITED BY OUR HOLDING COMPANY STRUCTURE AND REGULATORY CONSTRAINTS.

   Tower is a holding company and, as such, has no direct operations of its own. Tower does not expect to have any significant operations or assets other than its ownership of the shares of its operating subsidiaries. Dividends and other permitted payments from our operating subsidiaries are expected to be our primary source of funds to meet ongoing cash requirements, including any future debt service payments and other expenses, and to pay dividends, if any, to our stockholders. TICNY and TNIC are subject to significant regulatory restrictions limiting their ability to declare and pay dividends.

   As of June 30, 2005 the maximum amount of distributions that TICNY could pay to Tower without approval of the New York Insurance Department was $1.5 million. The inability of TICNY to pay dividends and other permitted payments in an amount sufficient to enable us to meet our cash requirements at the holding company level would have a material adverse effect on our operations and our ability to pay dividends to our stockholders. While we currently intend to pay dividends, if you require dividend income you should carefully consider these risks before relying on an investment in our company. For more information regarding restrictions on the payment of dividends. See "Dividend Policy" and "Business--Regulation."

   ALTHOUGH WE HAVE PAID CASH DIVIDENDS IN THE PAST, WE MAY NOT PAY CASH DIVIDENDS IN THE FUTURE.

   We have a history of paying dividends to our stockholders when sufficient cash is available. We have paid dividends in the first two quarters of 2005, and we currently intend to pay dividends in the remaining two quarters of 2005. However, future cash dividends will depend upon our results of operations, financial condition, cash requirements and other factors, including the ability of our subsidiaries to make distributions to us, which ability is restricted in the manner previously discussed in this section. Also, there can be no assurance that we will continue to pay dividends even if the necessary financial conditions are met and if sufficient cash is available for distribution. See "Dividend Policy."

                         RISKS RELATED TO OUR INDUSTRY

   THE THREAT OF TERRORISM AND MILITARY AND OTHER ACTIONS MAY ADVERSELY AFFECT OUR INVESTMENT PORTFOLIO AND MAY RESULT IN DECREASES IN OUR NET INCOME, REVENUE AND ASSETS UNDER MANAGEMENT.

   The threat of terrorism, both within the United States and abroad, and military and other actions and heightened security measures in response to these types of threats, may cause significant volatility and declines in the equity markets in the United States, Europe and elsewhere, as well as loss of life, property damage, additional disruptions to commerce and reduced economic activity. Some of the assets in our investment portfolio may be adversely affected by declines in the equity markets and economic activity caused by the continued threat of terrorism, ongoing military and other actions and heightened security measures.

   We cannot predict at this time whether and the extent to which industry sectors in which we maintain investments may suffer losses as a result of potential decreased commercial and economic activity, or how any such decrease might impact the ability of companies within the affected industry sectors to pay interest or principal on their securities, or how the value of any underlying collateral might be affected.

   We can offer no assurances that terrorist attacks or the threat of future terrorist events in the United States and abroad or military actions by the United States will not have a material adverse effect on our business, financial condition or results of operations.

   OUR RESULTS OF OPERATIONS AND REVENUES MAY FLUCTUATE AS A RESULT OF MANY FACTORS, INCLUDING CYCLICAL CHANGES IN THE INSURANCE INDUSTRY, WHICH MAY CAUSE THE PRICE OF OUR SECURITIES TO BE VOLATILE.

   The results of operations of companies in the property and casualty insurance industry historically have been subject to significant fluctuations and uncertainties. Our profitability can be affected significantly by:

   o competition;

   o rising levels of loss costs that we cannot anticipate at the time we price our products;

   o volatile and unpredictable developments, including man-made, weather-related and other natural catastrophes or terrorist attacks;

   o changes in the level of reinsurance capacity and capital capacity;

   o changes in the amount of loss and loss adjustment expense reserves resulting from new types of claims and new or changing judicial interpretations relating to the scope of insurers' liabilities; and

   o fluctuations in equity markets and interest rates, inflationary pressures and other changes in the investment environment, which affect returns on invested assets and may impact the ultimate payout of losses.

   The supply of insurance is related to prevailing prices, the level of insured losses and the level of industry surplus which, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance and reinsurance industry. As a result, the insurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity permitted favorable premium levels. Premium levels for many products have increased in recent years. However, beginning in the latter part of 2004, rates for property and casualty insurance products began to moderate, and for certain products, began to decrease due to increased levels of competition. A. M. Best estimates that industry wide growth in net premiums written in the homeowner's line slowed in 2003 and 2004, and is expected to slow further in 2005, while industry wide net premiums written in commercial lines grew significantly less in 2004 than in 2003 and are projected to decline slightly in 2005. The supply of insurance and reinsurance as measured by the amount of industry policyholders' surplus has increased and may continue to increase, either by capital provided by new entrants or by the commitment of additional capital by existing insurers or reinsurers, which may cause prices to decrease further. Industry policyholders' surplus increased to record levels in 2004 to approximately $387.5 billion as projected by A.M. Best, a 9.5% increase over 2003. This additional underwriting capacity may result in increased competition from other insurers seeking to expand the types or amount of business they write or cause a shift in focus by some insurers to maintaining market share at the expense of underwriting discipline. These factors could lead to a significant reduction in premium rates, less favorable policy terms and fewer submissions for our underwriting services. In addition to these considerations, changes in the frequency and severity of losses suffered by insureds and insurers may affect the cycles of the insurance business significantly, and we expect to experience the effects of such cyclicality. This cyclicality could have a material adverse effect on our results of operations and revenues, which may cause the price of our securities to be volatile. See "Business--Industry Background" for a more detailed discussion of the cyclicality of the insurance industry.

              RISKS RELATED TO OUR COMMON STOCK AND THIS OFFERING

   THE PRICE OF OUR COMMON STOCK MAY DECREASE AFTER THIS OFFERING.

   The trading price of shares of our common stock may decline for many reasons, some of which are beyond our control, including among others:

   o quarterly variations in our results of operations;

   o changes in expectations as to our future results of operations, including financial estimates by securities analysts and investors;

   o announcements by third parties of claims against us;

   o changes in law and regulation;

   o results of operations that vary from those expected by securities analysts and investors; and

   o future sales of shares of our common stock.

   Recently, stock prices of companies in the insurance industry have experienced substantial volatility as a result of ongoing investigations of the insurance industry and certain practices by the Attorney General of the State of New York, other state attorneys general, state insurance regulators and the Securities and Exchange

Commission. These investigations began by focusing on compensation paid to brokers for producing business and anti-competitive practices by some insurers in connection with insurance premium quotes, and have more recently spread to include finite insurance and reinsurance agreements. The recent volatility in insurance industry stocks may continue for the foreseeable future and may affect the price of our stock regardless of our practices. These investigations concern an evolving area of the law, and we can give no assurance regarding its consequences for the industry or for us.

   FUTURE SALES OF SHARES OF OUR COMMON STOCK MAY AFFECT THEIR MARKET PRICE AND THE FUTURE EXERCISE OF OPTIONS AND WARRANTS MAY DEPRESS OUR STOCK PRICE AND WILL RESULT IN IMMEDIATE AND SUBSTANTIAL DILUTION.

   We cannot predict what effect, if any, future sales of shares of our common stock, or the availability of shares for future sale, will have on the market price of our common stock. Sales of substantial amounts of our common stock in the public market following our initial public offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your shares at a time and price which you deem appropriate. See "Description of Capital Stock" and "Shares Eligible for Future Sale" for further information regarding circumstances under which additional shares of our common stock may be sold.

   As of the date of this prospectus, there are 19,757,864 shares of our common stock outstanding. Moreover, 462,857 additional shares of our common stock will be issuable upon the full exercise or conversion of outstanding vested options and 189,000 additional shares of common stock will be issuable upon exercise of a warrant issued to Friedman, Billings, Ramsey & Co., Inc. that becomes exercisable on October 29, 2005. In the event that any outstanding options or warrants are exercised, you will suffer immediate and substantial dilution of your investment. See "Description of Capital Stock--Warrants."

   APPLICABLE INSURANCE LAWS MAY MAKE IT DIFFICULT TO EFFECT A CHANGE OF CONTROL OF OUR COMPANY.

   TICNY, our principal insurance company subsidiary, is domiciled in New York State. Before a person can acquire control of a New York insurance company, prior written approval must be obtained from the Superintendent of Insurance of the State of New York. Prior to granting approval of an application to acquire control of a New York insurer, the Superintendent of Insurance of the State of New York will consider such factors as the financial strength of the applicant, the integrity and management of the applicant's board of directors and executive officers, the acquirer's plans for the future operations of the domestic insurer and any anticompetitive results that may arise from the consummation of the acquisition of control. Pursuant to the New York insurance holding company statute, "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the company, whether through the ownership of voting securities, by contrast (except a commercial contract for goods or non-management services) or otherwise. Control is presumed to exist if any person directly or indirectly owns, controls or holds with the power to vote 10% or more of the voting securities of the company; however, the New York State Insurance Department, after notice and a hearing, may determine that a person or entity which directly or indirectly owns, controls or holds with the power to vote less than 10% of the voting securities of the company, "controls" the company. Because a person acquiring 10% or more of our common stock would indirectly control the same percentage of the stock of TICNY, the insurance change of control laws of New York would apply to such a transaction.

   Our subsidiary insurance company, TNIC, is domiciled in Massachusetts. Before a person can acquire control of a Massachusetts insurance company, prior written approval must be obtained from the Commissioner of Insurance of the Commonwealth of Massachusetts. Prior to granting approval of an application to acquire control of a Massachusetts insurer, the Commissioner of Insurance of Massachusetts, after notice and a hearing, will consider such factors as the financial strength of the applicant, the integrity and management of the applicant's board of directors and executive officers, the acquirer's plans for the future operations of the domestic insurer and any anticompetitive results that may arise from the consummation of the acquisition of control. Pursuant to the Massachusetts law, "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the company, whether through the ownership of voting securities, by contract (except a commercial contract for goods or non-management services) or otherwise. Control is presumed to exist if any person directly or indirectly owns, controls or holds with the power to vote 10% or more of the voting securities of the company. Because a person acquiring 10% or more of our common stock would indirectly control the same percentage of the stock of TNIC the insurance change of control laws of Massachusetts would apply to such a transaction.

   These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control of our company, including through transactions, and in particular unsolicited transactions, that some or all of our stockholders might consider to be desirable.

   A FEW LARGE STOCKHOLDERS MAY BE ABLE TO INFLUENCE STOCKHOLDER DECISIONS, WHICH MAY CONFLICT WITH YOUR INTERESTS AS A STOCKHOLDER.

   Immediately after this offering, Michael H. Lee, our Chairman of the Board, President and Chief Executive Officer, and members of his family will own beneficially shares representing approximately 14.5% of the voting power of our common stock on a diluted basis. As a result of their ownership position, these stockholders voting together may have the ability to significantly influence matters requiring stockholder approval, including, without limitation, the election and removal of directors and mergers, acquisitions, changes of control of our company and sales of all or substantially all of our assets. This concentration of stock ownership may make it difficult for stockholders to replace management. Your interests as a stockholder may conflict with the interests of these stockholders and the trading price of shares of our common stock could be adversely affected.

   ANTI-TAKEOVER PROVISIONS IN OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND AMENDED AND RESTATED BY-LAWS AND UNDER THE LAWS OF THE STATE OF DELAWARE COULD IMPEDE AN ATTEMPT TO REPLACE OR REMOVE OUR DIRECTORS OR OTHERWISE EFFECT A CHANGE OF CONTROL OF OUR COMPANY, WHICH COULD DIMINISH THE VALUE OF OUR COMMON STOCK.

   Our amended and restated certificate of incorporation and amended and restated by-laws contain provisions that may entrench directors and make it more difficult for stockholders to replace directors even if the stockholders consider it beneficial to do so. In addition, these provisions could delay or prevent a change of control that a stockholder might consider favorable. For example, these provisions may prevent a stockholder from receiving the benefit from any premium over the market price of our common stock offered by a bidder in a potential takeover. Even in the absence of an attempt to effect a change in management or a takeover attempt, these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future. In addition, Section 203 of the Delaware General Corporation Law may limit the ability of an "interested stockholder" to engage in business combinations with us. An interested stockholder is defined to include persons owning 15% or more of any class of our outstanding voting stock.

   Our amended and restated certificate of incorporation and amended and restated by-laws contain the following provisions that could have an anti-takeover effect:

   o election of our directors is staggered, meaning that the members of only one of three classes of our directors are selected each year;

   o stockholders have limited ability to remove directors;

   o stockholders have limited ability to call stockholder meetings and to bring business before a meeting of stockholders; and

   o our board of directors may authorize the issuance of preferred stock with such rights, powers and privileges as the board deems appropriate.

   These provisions may make it difficult for stockholders to replace management and could have the effect of discouraging a future takeover attempt which is not approved by our board of directors but which individual stockholders might consider favorable.

                         CERTAIN IMPORTANT INFORMATION


   YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. THE SELLING STOCKHOLDER IS OFFERING TO SELL AND SEEKING OFFERS TO BUY THESE SECURITIES ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF COMMON STOCK. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.

   In this prospectus:

   o references to the "Company," "we," "us" or "our" refer to Tower Group, Inc. and its subsidiaries, including Tower Insurance Company of New York, Tower National Insurance Company and Tower Risk Management Corporation and any other direct or indirect subsidiary, unless the context suggests otherwise; and

   o references to "Tower" refer solely to Tower Group, Inc.

   For your convenience, we have provided a Glossary, beginning on page G-1, of selected insurance and investment terms used in this prospectus.

                       NOTE ON FORWARD-LOOKING STATEMENTS


   Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus may include forward-looking statements that reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to us specifically and the insurance sector in general. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that include the words "expect," "intend," "plan," "believe," "project," "estimate," "may," "should," "anticipate," "will" and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the federal securities laws or otherwise.

   All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include but are not limited to those described under "Risk Factors" and the following:

   o ineffectiveness or obsolescence of our business strategy due to changes in current or future market conditions;

   o developments that may delay or limit our ability to enter new markets as quickly as we anticipate;

   o increased competition on the basis of pricing, capacity, coverage terms or other factors;

   o greater frequency or severity of claims and loss activity, including as a result of natural or man-made catastrophic events, than our underwriting, reserving or investment practices anticipate based on historical experience or industry data;

   o the effects of acts of terrorism or war;

   o developments in the world's financial and capital markets that adversely affect the performance of our investments;

   o changes in regulations or laws applicable to us, our subsidiaries, brokers or customers;

   o changes in the level of demand for our insurance and reinsurance products and services, including new products and services;

   o changes in the availability, cost or quality of reinsurance and failure of our reinsurers to pay claims timely or at all;

   o changes in the percentage of our premiums written that we cede to reinsurers;

   o decreased demand for our insurance or reinsurance products;

   o loss of the services of any of our executive officers or other key personnel;

   o the effects of mergers, acquisitions and divestitures;

   o changes in rating agency policies or practices;

   o changes in legal theories of liability under our insurance policies;

   o changes in accounting policies or practices; and

   o changes in general economic conditions, including inflation, interest rates and other factors.

   The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

   If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we project. Any forward-looking statements you read in this prospectus reflect our views as of the date of this prospectus with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph. Before making an investment decision, you should specifically consider all of the factors identified in this prospectus that could cause actual results to differ.

                                USE OF PROCEEDS


   All of our common stock offered hereby is being sold by the selling stockholder. We will not receive any of the proceeds from the sale of such stock in this offering.

                          PRICE RANGE OF COMMON STOCK

   Our common stock has been traded on the Nasdaq National Market under the symbol "TWGP" since our initial public offering in October 2005. Prior to that time, there was no trading market for our common stock.

   On August 18, 2005, the last reported sales price of our common stock was $14.87 per share, as reported on the Nasdaq National Market. As of August 18, 2005, there were 140 common stockholders of record. These figures do not include beneficial stockholders with shares held in nominee name.

   The following table sets forth, for the fiscal quarters and periods indicated, the high and low prices per share of our common stock as reported on the Nasdaq National Market since our initial public offering:

                                                                      HIGH      LOW
                                                                     ------   ------
    2004
      From October 20, 2004 through December 31, 2004............    $12.55   $ 8.50
    2005
      First Quarter..............................................    $14.27   $10.56
      Second Quarter ............................................    $15.75   $10.05
      Third Quarter (through August 18, 2005)....................    $17.14   $13.75


                                DIVIDEND POLICY

   Since our initial public offering in October 2004, we have paid quarterly dividends of $0.025 per share to our stockholders of record and our board of directors currently intends to continue to authorize quarterly dividends in this amount. Any determination to pay dividends will be at the discretion of our board of directors and will be dependent upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends and any other factors our board of directors deems relevant.

   We are a holding company and have no direct operations. Our ability to pay dividends depends, in part, on the ability of TICNY and TNIC to pay dividends to us. Each of TICNY and TNIC is subject to significant regulatory restrictions limiting its ability to declare and pay dividends.

   The New York Insurance Department must approve any dividend declared or paid by TICNY that, together with all dividends declared or distributed by TICNY during the preceding twelve months, exceeds the lesser of (1) 10% of TICNY's policyholders' surplus as shown on its latest statutory financial statements filed with the New York State Insurance Department or (2) 100% of adjusted net investment income during the preceding twelve months. As of June 30, 2005, the maximum amount of distributions that TICNY could pay to Tower under New York insurance law without prior regulatory approval of the New York Insurance Department was approximately $1.5 million.

    The Massachusetts Commissioner of Insurance must be provided prior notice before the payment of any dividend declared by TNIC. In addition, TNIC may not pay any dividend that, together with all dividends declared or distributed by TNIC during the preceding twelve months, excluding pro rata distributions of any class of the TNIC's own securities, exceeds the greater of (1) 10% of TNIC's policyholders' surplus as of the end of the preceding calendar year or
(2) TNIC's net income for the next preceding calendar year, until thirty days after the Commissioner has received notice of the intended dividend and not objected in such time. Because TNIC has not yet commenced insurance operations it has no positive retained earnings (or unassigned surplus) and therefore it may not pay dividends at this time without the approval of the Massachusetts Commissioner of Insurance.

   Pursuant to the terms of the subordinated debentures underlying our trust preferred securities, Tower and its subsidiaries cannot declare or pay any dividends if we are in default of or if we have elected to defer payments of interest on those debentures.

   Effective upon the closing of our IPO on October 20, 2004, we effected a 1.8:1 stock split while maintaining a par value of $0.01 after the split, and a restatement of the our Certificate of Incorporation which, among other things, classified the Class A and Class B common stock into one class of common stock and increased the authorized common stock to 40,000,000 shares.

   The Company declared dividends on common and preferred stock as follows:

                                                                                            SIX MONTHS
                                                                                          ENDED JUNE 30,
                                                                                               2005          2004      2003    2002
                                                                                          --------------    ------    ------   ----
                                                                                                       ($ IN THOUSANDS)
Common stock dividends declared .......................................................        $978         $  493    $   --   $473
Class A common stock dividends declared ...............................................          --            228       293     --
Class B common stock dividends declared ...............................................          --            281     1,403     --
                                                                                               ----         ------    ------   ----
 Total common stock dividends declared ................................................        $978          1,002     1,696    473
 Preferred stock dividends declared ...................................................                         --       158    315
                                                                                               ----         ------    ------   ----
   Total dividends declared............................................................        $978         $1,002    $1,854   $788
                                                                                               ====         ======    ======   ====

   The Company declared dividends per share on common stock as follows:

                                                                                 SIX MONTHS        YEAR ENDED DECEMBER 31,
                                                                               ENDED JUNE 30,    ----------------------------
                                                                                    2005          2004       2003      2002
                                                                               --------------    -------   -------    -------
    Common stock ...........................................................       $0.0500       $0.0250        --    $0.1048
    Class A common stock ...................................................            --       $0.1137   $0.1465         --
    Class B common stock ...................................................            --       $0.1142   $0.5773         --

   Preferred stock dividends of $130,000 and $158,000 for the twelve months ending December 31, 2004 and the last six months of 2003, respectively, were included in interest expense in accordance with SFAS 150. The preferred stock dividends for the first six months of 2003 were $158,000 and for the twelve months ending December 31, 2002 were $315,000 and were recorded as a reduction to stockholders' equity.

   For information regarding restrictions on the payment of dividends by us and TICNY and TNIC, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Regulation."

                                 CAPITALIZATION


   The following table sets forth ourconsolidated capitalization as of June 30, 2005.

   You should read this table in conjunction with "Selected Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes that are included elsewhere in this prospectus.

                                                             AS OF JUNE 30, 2005
                                                             -------------------
                                                               ($ IN THOUSANDS)
DEBT OUTSTANDING:
 Subordinated Debentures .................................         $ 47,426
                                                                   --------
Stockholders' Equity:
 Common Stock par value $.01 .............................              198
 Paid-in capital .........................................          112,604
 Accumulated other comprehensive net income ..............            1,125
 Unearned Compensation -- Restricted Stock ...............           (1,731)
 Retained earnings .......................................           25,729
 Treasury Stock ..........................................             (498)
 Total stockholders' equity ..............................          137,427
                                                                   --------
    Total Capitalization .................................         $184,853
                                                                   ========

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION


   The following table sets forth our selected consolidated financial information for the periods ended and as of the dates indicated. The selected consolidated income statement data for the years ended December 31, 2004, 2003 and 2002 and the balance sheet data as of December 31, 2004 are derived from our audited financial statements included elsewhere in this document, which have been prepared in accordance with GAAP and have been audited by Johnson Lambert & Co., our independent registered public accounting firm. The selected consolidated income statement data for the year ended December 31, 2001 are derived from our audited financial statements not included in this document, which have been prepared in accordance with GAAP and audited by Johnson Lambert & Co., our independent registered public accounting firm. The selected consolidated income statement data for the three month periods ended June 30, 2005 and 2004, for the six month period ended June 30, 2005 and 2004 and for the year ended December 31, 2000 and the balance sheet data as of June 30, 2005 are derived from our unaudited financial statements. These historical results are not necessarily indicative of results to be expected from any future period. You should read the following selected consolidated financial information along with the information contained in this document, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this Prospectus.

                                                FOR THE THREE MONTHS       FOR THE SIX MONTHS ENDED
                                                   ENDED JUNE 30,                  JUNE 30,
                                              -------------------------    -------------------------
                                                 2005          2004           2005          2004
                                             (UNAUDITED)    (UNAUDITED)   (UNAUDITED)    (UNAUDITED)
                                             -----------    ----------    -----------    ----------
                                              ($ IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
INCOME STATEMENT DATA
Gross premiums written ...................   $    84,006    $   43,847    $   148,674    $   83,860
Ceded premiums written ...................        24,821        27,355         44,128        52,578
                                             -----------    ----------    -----------    ----------
Net premiums written .....................   $    59,185    $   16,492    $   104,546    $   31,282
                                             ===========    ==========    ===========    ==========
Net premiums earned ......................   $    37,591    $    9,515    $    67,609    $   17,445
Ceding commission revenue ................         5,330        10,750         11,176        21,051
Insurance services revenue ...............         3,342         4,681          7,123         7,205
Net investment income ....................         3,733         1,099          6,348         1,863
Net realized gains (loss) on investments .            20           (13)           229            (2)
Policy billing fees ......................           236           158            437           332
                                             -----------    ----------    -----------    ----------
    Total revenues .......................        50,252        26,190         92,922        47,894
Losses and loss adjustment expenses ......        22,013         5,892         40,075        10,909
Operating expenses:
Direct and ceding commission expenses ....        10,669         8,568         19,461        15,654
Other operating
  expenses (1)............................         9,280         7,727         18,197        14,504
Interest expense .........................         1,106           724          2,271         1,375
                                             -----------    ----------    -----------    ----------
Total expenses ...........................        43,068        22,911         80,004        42,442
Income (loss) before income taxes ........         7,184         3,279         12,918         5,452
Income tax expense (benefit) .............         2,419         1,280          4,436         2,131
                                             -----------    ----------    -----------    ----------
Net income (loss) ........................   $     4,765    $    1,999    $     8,482    $    3,321
                                             ===========    ==========    ===========    ==========
Net income (loss) available to common
  stockholders............................   $     4,765    $    1,999    $     8,482    $    3,321
                                             ===========    ==========    ===========    ==========
PER SHARE DATA
Basic earnings (loss) Per share ..........   $      0.24    $     0.45    $      0.43    $     0.75
Diluted earnings (loss) per share ........   $      0.24    $     0.35    $      0.42    $     0.58
Basic weighted average outstanding .......    19,555,327     4,407,434     19,538,219     4,407,434


                                                              FOR THE YEAR ENDED DECEMBER 31,
                                             -----------------------------------------------------------------
                                                                                                       2000
                                                2004          2003         2002          2001      (UNAUDITED)
                                             ----------    ----------   ----------    ----------    ----------
                                                    ($ IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
SUMMARY INCOME DATA
Gross premiums written ...................   $  177,766    $  134,482   $  106,740    $   59,698    $   26,084
Ceded premiums written ...................       79,691       105,532       79,411        48,372        20,715
                                             ----------    ----------   ----------    ----------    ----------
Net premiums written .....................   $   98,075    $   28,950   $   27,329    $   11,326    $    5,369
                                             ==========    ==========   ==========    ==========    ==========
Net premiums earned ......................   $   45,564    $   22,941   $   26,008    $    6,974    $    5,888
Ceding commission revenue ................       39,983        35,605       21,872        10,456         6,412
Insurance services revenue ...............       16,381        12,830       12,428        14,419        19,035
Net investment income ....................        5,070         2,268        1,933           828           644
Net realized gains (loss) on investments .           13           493           95            69            25
Policy billing fees ......................          679           545          376           144            --
                                             ----------    ----------   ----------    ----------    ----------
    Total revenues .......................      107,690        74,682       62,712        32,890        32,004
Losses and loss adjustment expenses ......       27,060        15,071       16,356         5,339         4,676
Operating expenses:
Direct and ceding commission expenses ....       32,825        26,158       19,187        12,540        13,389
Other operating
  expenses (1)............................       29,954        22,337       17,279        14,388        15,525
Interest expense .........................        3,128         1,462          122            73            56
                                             ----------    ----------   ----------    ----------    ----------
Total expenses ...........................       92,967        65,028       52,944        32,340        33,646
Income (loss) before income taxes ........       14,723         9,654        9,768           550        (1,642)
Income tax expense (benefit) .............        5,694         3,374        4,135           189          (402)
                                             ----------    ----------   ----------    ----------    ----------
Net income (loss) ........................   $    9,029    $    6,280   $    5,633    $      361    $   (1,240)
                                             ==========    ==========   ==========    ==========    ==========
Net income (loss) available to common
  stockholders............................   $    9,029    $    6,122   $    5,318    $       46    $   (1,555)
                                             ==========    ==========   ==========    ==========    ==========
PER SHARE DATA
Basic earnings (loss) Per share ..........   $     1.23    $     1.37   $     1.18    $     0.01    $    (0.35)
Diluted earnings (loss) per share ........   $     1.06    $     1.09   $     0.94    $     0.01    $    (0.35)
Basic weighted average outstanding .......    7,335,286     4,453,717    4,500,000     4,500,000     4,500,000

                                                FOR THE THREE MONTHS       FOR THE SIX MONTHS ENDED
                                                   ENDED JUNE 30,                  JUNE 30,
                                              -------------------------    -------------------------
                                                 2005          2004           2005          2004
                                             (UNAUDITED)    (UNAUDITED)   (UNAUDITED)    (UNAUDITED)
                                              ----------     ---------     ----------     ---------
                                              ($ IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
Diluted weighted average per shares
  outstanding.............................    20,108,917     5,819,870     20,093,198     5,772,977
SELECTED INSURANCE RATIOS
Gross loss ratio (2) .....................          57.1%         58.2%          57.0%         57.9%
Gross underwriting expense ratio (3) .....          30.3%         32.6%          30.7%         31.8%
Gross combined ratio (4) .................          87.4%         90.8%          87.7%         89.7%
Net loss ratio (5) .......................          58.6%         61.9%          59.3%         62.5%
Net underwriting expense ratio (6) .......          30.2%         10.2%          29.4%         13.0%
Net combined ratio (7) ...................          88.8%         72.1%          88.7%         75.5%


                                                            FOR THE YEAR ENDED DECEMBER 31,
                                             -------------------------------------------------------------
                                                                                                   2000
                                                2004        2003         2002        2001      (UNAUDITED)
                                             ---------    ---------   ---------    ---------    ---------
                                                  ($ IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
Diluted weighted average per shares
  outstanding.............................   8,565,815    5,708,016   5,761,949    4,621,115    4,500,000
SELECTED INSURANCE RATIOS
Gross loss ratio (2) .....................        55.2%        60.8%       63.8%        73.0%        66.1%
Gross underwriting expense ratio (3) .....        31.1%        30.0%       31.0%        33.8%        32.6%
Gross combined ratio (4) .................        86.3%        90.8%       94.8%       106.8%        98.7%
Net loss ratio (5) .......................        59.4%        65.7%       62.9%        76.6%        79.4%
Net underwriting expense ratio (6) .......        16.2%         4.4%       18.5%        25.7%        32.6%
Net combined ratio (7) ...................        75.6%        70.1%       81.4%       102.3%       112.0%

                                                 (UNAUDITED)
                                             AS OF JUNE 30, 2005    AS OF DECEMBER 31, 2004
                                             -------------------    -----------------------
                                              ($ IN THOUSANDS, EXCEPT SHARE AND PER SHARE
                                                                AMOUNTS)
SELECTED BALANCE SHEET DATA
Cash and cash equivalents ................         $ 44,692                $ 55,201
Investments at fair market value .........          299,783                 228,434
Reinsurance recoverable ..................          100,391                 101,173
Deferred acquisition costs, net ..........           25,414                  18,740
    Total assets .........................          582,020                 494,147
                                                   --------                --------
Reserve for losses and loss adjustment
  expenses................................          155,858                 128,722
Unearned premium .........................          143,251                  95,505
Subordinated Debentures ..................           47,426                  47,426
    Total stockholders' equity ...........          137,427                 129,447
                                                   --------                --------
Per Share Data:
 Book value per share(8) .................         $   6.96                $   6.56
 Diluted book value per share(9) .........         $   6.81                $   6.45
Dividends declared per share:
 Common Stock ............................         $ 0.0500                $ 0.0250
 Class A Stock ...........................               --                $ 0.1137
 Class B Stock ...........................               --                $ 0.1142

---------------
(1) Includes acquisition expenses and other underwriting expenses (which are general administrative expenses related to underwriting operations in TICNY) as well as other insurance services expenses (which are general administrative expenses related to insurance services operations).
(2) The gross loss ratio is calculated by dividing gross losses (consisting of losses and loss adjustment expenses) by gross premiums earned.
(3) The gross underwriting expense ratio is calculated by dividing gross underwriting expenses (consisting of direct commission expenses and other underwriting expenses net of policy billing fees) by gross premiums earned.
(4) The gross combined ratio is the sum of the gross loss ratio and the gross underwriting expense ratio.
(5) The net loss ratio is calculated by dividing net losses by net premiums earned.
(6) The net underwriting expense ratio is calculated by dividing net underwriting expenses (consisting of direct commission expenses and other underwriting expenses net of policy billing fees and ceding commission revenue) by net premiums earned.
(7) The net combined ratio is the sum of the net loss ratio and the net underwriting expense ratio.
(8) Book value per share is based on total stockholders' equity divided by common shares outstanding at year end.
(9) Diluted book value per share is calculated based on total stockholders' equity divided by the sum of the number of shares of common stock outstanding plus the appropriate common stock equivalents for stock options, warrants and restricted stock using the treasury stock method.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS


   The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and accompanying notes, which appear elsewhere in this prospectus. It contains forward-looking statements that involve risks and uncertainties. Please see "Note on Forward-Looking Statements" for more information. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the headings "Risk Factors" and "Note on Forward-Looking Statements."

OVERVIEW

   We provide a broad range of property and casualty insurance products as well as reinsurance through TICNY, our insurance company subsidiary. We currently expect to offer a similar range of products through TNIC in the latter half of 2005 or early 2006. We also provide managing general underwriting, claims administration and reinsurance intermediary services through TRM, our insurance services subsidiary.

   We manage these operations through three business segments: insurance (commercial and personal lines underwriting), reinsurance, and insurance services (managing general agency, claims administration and reinsurance intermediary operations).

   In our insurance segment, TICNY provides commercial and personal lines insurance policies to businesses and individuals. TICNY's commercial lines products include commercial multiple-peril (provides both property and liability insurance), monoline general liability (insures bodily injury or property damage liability), commercial umbrella, monoline property (insures buildings, contents or business income), workers' compensation and commercial automobile policies. Its personal lines products consist of homeowners, dwelling and other liability policies. In our reinsurance segment, TICNY assumes reinsurance directly from the insurance companies for which TRM produces insurance premiums (which we refer to as TRM's "issuing companies") or indirectly from reinsurers that provide reinsurance coverage directly to these issuing companies. In our insurance services segment, TRM generates commission income from its managing general agency by producing premiums on behalf of its issuing companies and generates fees by providing claims administration and reinsurance intermediary services.

MARKETPLACE CONDITIONS AND TRENDS

   The property and casualty insurance industry is affected by naturally occurring industry cycles known as "hard" and "soft" markets. Since we began operations in 1990 and continuing into 2000, we operated in a soft market cycle, generally considered an adverse industry cycle in the property and casualty insurance industry. A soft market cycle is characterized by intense competition that results in inadequate pricing, expanded coverage terms and increased commissions paid to distribution sources in order to compete for business. We believe that a hard market began sometime in late 2000. A hard market, generally considered a beneficial industry trend, is characterized by reduced competition that results in higher pricing, reduced coverage terms and lower commissions paid to acquire business. While we sustained minimal losses from the September 11, 2001 terrorist attacks, the hard market conditions were significantly intensified after this event.

   Our perception of the shift in the property and casualty industry cycles led to a revision of our business model. Until 2001, we relied upon reinsurance and the capacity provided by TRM's issuing companies to support the expansion of the premium volume we produced. A soft reinsurance market during that period enabled us to secure favorable reinsurance terms and conditions for TICNY and for the issuing companies utilized by TRM.

   Beginning in 2001, commission revenue generated by TRM's managing general agency began to decline, as we were unable to secure favorable reinsurance terms for the business produced for TRM's issuing companies due to the unfavorable loss experience on that business during the soft market. TICNY, however, was able to maintain favorable reinsurance terms due to the profitability of its business. As a result, we began to significantly increase TICNY's gross premiums written and de-emphasized producing premiums through

TRM. We also began to reduce the percentage of premiums ceded by TICNY to our quota share reinsurers, increasing our net premiums written. On March 1, 2001, we entered into an agreement with one of our main regional insurance company competitors, Empire Insurance Group ("Empire"), to acquire the renewal rights for a significant portion of Empire's business. This transaction added gross premiums written of $41.1 million in TICNY and $426,000 in TRM's issuing companies during the first twelve months after we acquired the business.

   TICNY's gross premiums written in 2004, 2003 and 2002 were $177.8 million, $134.5 million and $106.7 million, respectively. After significant pricing increases and re-underwriting that began in 2001, TRM's underlying business also became profitable in 2003 and the premiums produced by TRM in 2004, 2003 and 2002 were $53.4 million, $39.5 million and $24.3 million, respectively.

   Premium levels for many products have increased in recent years. However, beginning in 2004, rates for property and casualty insurance products began to moderate, and for certain products, began to decrease due to increased levels of competition. A. M. Best estimates that industry wide growth in net premiums written in the homeowner's line to be 7.9% in 2004, from 14.1% in 2003, and is expected to slow further to a projected 5.0% in 2005. A.M. Best also estimated that industry wide growth in net premiums written in commercial lines slowed significantly in 2004 to an estimated 4.8% from 12.3% in 2003 and that commercial lines net premium written in 2005 is projected to decline by 1.0%. The supply of insurance and reinsurance as measured by the amount of industry policyholders' surplus has increased and may continue to increase. Industry policyholders' surplus increased to record levels in 2004 to approximately $387.5 billion as projected by A.M. Best, a 9.5% increase over 2003. This additional underwriting capacity may result in increased competition from other insurers in order to generate an adequate return on capital or cause a shift in focus by some insurers to maintaining market share at the expense of underwriting discipline. These factors could lead to a significant reduction in premium rates and less favorable policy terms. However, we believe that premium levels remain relatively attractive in the sizeable underserved market segments where we can continue to maintain underwriting discipline and selectivity in low hazard classes of business, as well as adequate pricing and coverage terms. Additionally, our broad product line platform allows us to achieve an optimal business mix in response to varying market conditions.

PRINCIPAL REVENUE AND EXPENSE ITEMS

   We derive our revenue from net premiums earned, ceding commissions, direct commission revenue and fees and net investment income and net realized gains from investments. The limited surplus in TICNY before our October 2004 IPO constrained our ability to write net premiums because we are required to maintain a minimum level of surplus to support premiums. As a result, we ceded premiums to generate ceding commissions in TICNY, and we produced premiums for TRM's issuing companies to generate non-risk bearing revenues in our insurance services operation. Consistent with this strategy, during the five years ended December 31, 2004, we derived 34.6% and 36.9% of our total revenues from net premiums earned and ceding commissions, respectively from TICNY and 24.8% of our total revenue from direct commission and fees from our insurance services operation. Our investment income and realized gains from investments comprised 3.7% of our total revenues during this period. However, we contributed
$98 million of the proceeds from the IPO and the concurrent private placement to TICNY, which increased its statutory surplus. Additionally, TICNY received a rating upgrade from A.M Best to "A-" (Excellent). With the increased surplus and higher rating we have increased our net premiums written. In order to more fully deploy the additional surplus capital, TICNY decreased its quota share ceding percentage to 25% from 60% beginning October 1, 2004. See "--Outlook" for additional discussion of changes in the components of principal revenue items resulting from the IPO and concurrent private placement.

   Net premiums earned. Premiums written include all premiums attributable to all insurance policies issued by an insurance company during a specified accounting period, even if the policy provides coverage beyond the end of the year. Premiums are earned over the term of the related policies. At the end of each accounting period, the portion of the premiums that are not yet earned are included in the unearned premium reserve and are realized as income in subsequent periods over the remaining term of the policy. Our policies typically have a term of 12 months. Thus, for example, for a policy that is written on July 1, 2004, one-half of the premiums would be earned in 2004 and the other half would be earned in 2005.

   Net premiums earned are the earned portion of our net premiums written. Net premiums written are equal to the difference between gross premiums written and premiums ceded to reinsurers, or ceded premiums written. Our gross premiums (written and earned) are the sum of both direct premiums from our insurance segment and assumed premiums from our reinsurance segment. Throughout this prospectus, direct and assumed premiums (written or earned) separately or together are also referred to as gross premiums.

   Net investment income and realized gains and losses on investments. We invest our statutory surplus and the funds supporting our insurance reserves (including unearned premium reserve and the reserves established to pay for losses and loss adjustment expenses) in cash, cash equivalents and securities. Our investment income includes interest and dividends earned on our invested assets. Realized gains and losses on invested assets are reported separately from net investment income. We earn realized gains when invested assets are sold for an amount greater than their amortized cost in the case of fixed maturity securities and cost in the case of equities and recognize realized losses when invested assets are written down or sold for an amount less than their amortized cost or cost, as applicable.

   Ceding commission revenues. We receive ceding commission revenues on the gross premiums written that we cede to reinsurers.

   Direct commission revenues and fees. Direct commission revenues and fees consist of commissions earned by TRM on premiums produced by its managing general agency and fees earned from its claims administration and reinsurance intermediary services. It also includes policy billing fees that we earn in the course of collecting premiums from our policyholders. This fee is charged primarily on small policies written through our insurance segment.

   Our expenses consist primarily of:

   Losses and loss adjustment expenses. We establish loss and loss adjustment expense reserves in an amount equal to our estimate of the ultimate liability for claims under our insurance policies and the cost of adjusting and settling those claims. Our provision for loss and loss adjustment expense reserves in any period, which is the expense recorded, includes estimates for losses incurred during the period and changes in estimates for prior periods.

   Operating expenses. In our insurance and reinsurance segments, we refer to the operating expenses that we incur to underwrite risks as underwriting expenses. Underwriting expenses consist of direct and ceding commission expenses and other underwriting expenses. In our insurance services segment, we refer to our operating expenses as insurance services expenses, which consist of direct commission expense and other insurance services expenses. On a consolidated basis, operating expenses for all three business segments are divided into direct and ceding commission expenses and other operating expenses as explained below:

   o Direct and ceding commission expenses. We pay direct commission expense to our producers in our insurance segment for the premiums that they generate for us. Our managing general agency also pays direct commission expense to our producers in our insurance services segment. In addition, TICNY also pays ceding commission expense to TRM's issuing companies for the reinsurance premiums that we assume in our reinsurance segment. Ceding commission is typically paid on quota share reinsurance agreements, but not on excess of loss reinsurance agreements.

   o Other operating expenses. Other operating expenses consist of other underwriting expenses related to TICNY's underwriting operations in our insurance and reinsurance segments and other insurance services expenses related to our managing general agency and reinsurance intermediary operations conducted through TRM in our insurance services segment. Other underwriting expenses consist of general administrative expenses such as salaries, rent, office supplies, depreciation and all other operating expenses not otherwise classified separately and boards, bureaus and taxes, which are the assessments of statistical agencies for items such as rating manuals, rating plans and experience data, as well as state and local taxes based on premiums, licenses and fees, assessments for fire patrol and contributions to workers' compensation and state and local security funds. Other insurance services expenses include general administrative expenses, principally reimbursements to TICNY for underwriting services, and exclude expenses that are incurred by TRM's issuing companies such as boards, bureau and taxes. It also excludes general administrative expenses related to claims administration services, which is billed on an hourly basis to TRM's issuing companies.

   o Interest expense. We pay interest on our loans, on subordinated debentures and on segregated assets placed in trust accounts on a "funds withheld" basis in order to collateralize reinsurance recoverables.

   o Income taxes. We pay Federal, state and local income taxes and other taxes.

MEASUREMENT OF RESULTS

   We use various measures to analyze the growth and profitability of our three business segments. In the insurance and reinsurance segments, we measure growth in terms of gross, ceded and net premiums written and we measure underwriting profitability by examining our loss, expense and combined ratios. We also measure our gross and net written premiums to surplus ratios to measure the adequacy of capital in relation to premiums written. In the insurance services segment, we measure growth in terms of premiums produced by TRM on behalf of other insurance companies as well as fee and commission revenue received and we analyze profitability by evaluating income before taxes and the size of such income relative to TICNY's net premiums earned. On a consolidated basis, we measure profitability in terms of net income and return on average equity.

   Premiums written. We use gross premiums written to measure our sales of insurance products and, in turn, our ability to generate ceding commission revenues from premiums that we cede to reinsurers. Gross premiums written also correlates to our ability to generate net premiums earned.

   Loss ratio. The loss ratio is the ratio of losses and loss adjustment expenses incurred to premiums earned and measures the underwriting profitability of a company's insurance business. We measure our loss ratio on a gross (before reinsurance), and net basis (after reinsurance) as well as the loss ratio on the ceded portion (the difference between gross and net premium) for our insurance and reinsurance segments. We use the gross loss ratio as measures of the overall underwriting profitability of the insurance business we write and to assess the adequacy of our pricing. We use the ceded loss ratio to measure the experience on the premiums that we cede to reinsurers, including the premiums ceded under our quota share treaties. Beginning in 2001, the loss ratio on such ceded business has determined the ceding commission rate that we earn on ceded premiums. Our net loss ratio is meaningful in evaluating our financial results, which are net of ceded reinsurance, as reflected in our consolidated financial statements. In addition, we use accident year and calendar year loss ratios to measure our underwriting profitability. An accident year loss ratio measures losses and loss adjustment expenses for insured events occurring in a particular year, regardless of when they are reported, as a percentage of premium earned during that year. A calendar year loss ratio measures losses and loss adjustment expense for insured events occurring during a particular year and the change in loss reserves from prior accident years as a percentage of premiums earned during that year.

   Underwriting expense ratios. The underwriting expense ratio is the ratio of direct and ceding commission expenses and other underwriting expenses less policy billing fees to premiums earned. The underwriting expense ratio measures a company's operational efficiency in producing, underwriting and administering its insurance business. Due to our historically high levels of reinsurance, we calculate our underwriting expense ratios on a gross basis (before the effect of ceded reinsurance) and net basis (after the effect of ceded reinsurance). Ceding commission revenue is applied to reduce our underwriting expenses in our insurance company operation. Because the ceding commission rate we earn on our premiums ceded has historically been higher than our underwriting expense ratio on those premiums, our extensive use of quota share reinsurance has caused our net underwriting expense ratio to be lower than our gross expense ratio.

   Combined ratio. We use the combined ratio to measure our underwriting performance. The combined ratio is the sum of the loss ratio and the underwriting expense ratio. We analyze the combined ratio on a gross (before the effect of reinsurance) and net basis (after the effect of reinsurance). If the combined ratio is at or above 100%, an insurance company is not underwriting profitably and may not be profitable unless investment income is sufficient to offset underwriting losses.

   Premium produced by TRM. TRM operates a managing general agency that earns commissions on written premiums produced on behalf of its issuing companies. Although TRM is not an insurance company, we utilize TRM's access to its issuing companies as a means to expand our ability to generate premiums beyond TICNY's statutory surplus capacity. For this reason, we use written premiums produced by TRM on behalf of its issuing companies as well as TRM's commission revenue to evaluate our ability to achieve growth.

   Net income and return on average equity. We use net income to measure our profits and return on average equity and to measure our effectiveness in utilizing our stockholders' equity to generate net income on a consolidated basis. In determining return on average equity for a given year, net income is divided by the average of stockholders' equity for that year. As the IPO was completed in fourth quarter of 2004, the 2004 full year return on equity was calculated by dividing net income by an average stockholders' equity for the year.

CRITICAL ACCOUNTING POLICIES

   In preparing our consolidated financial statements, management is required to make estimates and assumptions that affect reported assets, liabilities, revenues and expenses and the related disclosures as of the date of the financial statements. Certain of these estimates result from judgments that can be subjective and complex. Consequently, actual results may differ, perhaps substantially, from the estimates.

   Our most critical accounting policies involve the reporting of reserves for losses (including losses that have occurred but had not been reported by the financial statement date) and loss adjustment expenses, the reporting of ceding commissions earned, the amount and recoverability of reinsurance recoverable balances, deferred acquisition costs and investments.

   Loss and loss adjustment expense reserves. Loss and loss adjustment expense reserves represent our best estimate at a particular point in time of the ultimate unpaid cost of all losses and loss adjustment expenses incurred, including settlement and administration of losses, based on facts and circumstances then known and including losses that have been incurred but not yet been reported. The process of establishing the liability for unpaid losses and loss adjustment expenses is complex, requiring the use of informed estimates and judgments. Actuarial methodologies are employed to assist in establishing these estimates and include judgments relative to estimates of future claims severity and frequency, the length of time before losses will develop to their ultimate level, possible changes in the law and other external factors that are often beyond our control. The amount of loss and loss adjustment expense reserves for reported claims is based primarily upon a case-by-case evaluation of coverage, liability, injury severity, and any other information considered pertinent to estimating the exposure presented by the claim. The amounts of loss and loss adjustment expense reserves for unreported claims are determined using historical information by line of insurance as adjusted to current conditions.

   Due to the inherent uncertainty associated with the reserving process, the ultimate liability may differ, perhaps substantially, from the original estimate. Such estimates are regularly reviewed and updated and any resulting adjustments are included in the current year's results. Reserves are closely monitored and are recomputed periodically using the most recent information on reported claims and a variety of statistical techniques. Specifically, on at least a quarterly basis, we review, by line of business, existing reserves, new claims, changes to existing case reserves and paid losses with respect to the current and prior years. See "Business--Loss and Loss Adjustment Expense Reserves" and Note 3 in the notes to our audited consolidated financial statements included in this prospectus for additional information regarding our loss reserves.

   Prior to 2003 we had adverse loss development on our loss reserves. In 2001, the changes in reserves for prior accident years were $1.8 million and in 2002 the changes in reserves for prior accident years were $2.9 million. In 2003 there was minimal adverse loss development, amounting to $75,000. In 2004 we had favorable redundancy that developed in our reserves of $199,000.

   The net loss reserves for the most recent accident years on a consolidated basis as of December 31, 2004 were $20.5 million for accident year 2004 and $8.7 million for accident year 2003. A 5% deficiency in net reserves for these years would impact our income before income taxes by $1.0 million and $435,000 for accident years 2004 and 2003, respectively.

   Ceding commissions earned. We have historically relied on quota share, excess of loss and catastrophe reinsurance to manage our regulatory capital requirements and limit our exposure to loss. Generally, we have ceded a significant portion of our insurance premiums to unaffiliated reinsurers in order to maintain our net leverage ratio at our desired target level.

   Ceding commission earned under a quota share reinsurance agreement is based on the agreed upon commission rate applied to the amount of ceded premiums written. Ceding commissions are realized as income as ceded premiums written are earned. Since 2001, the ultimate commission rate earned on our quota share reinsurance contracts has been determined by the loss ratio on the ceded premiums earned. If the estimated loss ratio decreases from the level currently in effect, the commission rate increases and additional ceding commissions are earned in the period in which the decrease is recognized. If the estimated loss ratio increases, the commission rate decreases, which reduces ceding commissions earned. As a result, the same uncertainties associated with estimating loss and loss adjustment expense reserves affect the estimates of ceding commissions earned. We monitor the ceded ultimate loss ratio on a quarterly basis to determine the effect on the commission rate of the ceded premiums earned that we accrued during prior accounting periods. The increase in estimated ceding commission income relating to prior years recorded in 2004, 2003 and 2002 was $1.7 million, $1.3 million and $0, respectively.

   Reinsurance recoverables. A reinsurance recoverable balance is established for the portion of the loss reserves and unearned premiums that are ceded to reinsurers. These are reported on our balance sheet separately as assets, instead of being netted against the related liabilities, since reinsurance does not relieve us of our legal liability to policyholders and ceding companies. We are required to pay losses even if a reinsurer fails to meet its obligations under the applicable reinsurance agreement. Consequently, we bear credit risk with respect to our individual reinsurers and may be required to make judgments as to the ultimate recoverability of our reinsurance recoverables. Additionally, the same uncertainties associated with estimating loss and loss adjustment expense reserves affect the estimates of the amount of ceded reinsurance recoverables. We continually monitor the financial condition and rating agency ratings of our reinsurers. Nonadmitted reinsurers are required to collateralize their share of unearned premium and loss reserves either by placing funds in a trust account meeting the requirements of New York's Regulation 114 or by providing a letter of credit. In addition, since October 2003, we have placed our new quota share treaties on a "funds withheld" basis, under which TICNY retains the ceded premiums written and places that amount in segregated trust accounts from which TICNY may withdraw amounts due to it from the reinsurers. Tokio Millennium Re Ltd., a reinsurer under the October 1, 2003 quota share treaty, posted a letter of credit at December 31, 2003 and replaced it with a Regulation 114 trust during the first quarter of 2004. At December 31, 2004 approximately 52% of our reinsurance recoverables were collateralized.

   Deferred acquisition costs/commission revenues. We defer certain expenses and commission revenues related to producing and reinsuring insurance business, including commission expense on gross premiums written, commission income on ceded premiums written, premium taxes and certain other costs related to the acquisition of insurance contracts. These costs and revenues are capitalized and the resulting asset or liability, deferred acquisition costs/revenues, is amortized and charged to expense or income in future periods as gross premiums written are earned. The method followed in computing deferred acquisition costs/income limits the amount of such deferred amounts to its estimated realizable value. The ultimate recoverability of deferred acquisition costs is dependent on the continued profitability of our insurance underwriting. If our insurance underwriting ceases to be profitable, we may have to write-off a portion of our deferred acquisition costs, resulting in a further charge to income in the period in which the underwriting losses are recognized.

   Investments. In accordance with our investment guidelines, our investments consist largely of high-grade marketable fixed maturity securities. Investments are carried at estimated fair value as determined by quoted market prices or recognized pricing services at the reporting date for those or similar investments. Changes in unrealized gains and losses on our investments, net of any deferred tax effect, are included as an element of other comprehensive income, and cumulative unrealized gains and losses are included as a separate component of stockholders' equity. Realized gains and losses on sales of investments are determined on a specific identification basis. In addition, unrealized depreciation in the value of individual securities that management considers to be other than temporary is charged to income in the period it is determined.

Investment income is recorded when earned and includes the amortization of premium and discounts on investments.

   Impairment of invested assets. Impairment of investment securities results in a charge to income when a market decline below cost is deemed to be other than temporary. We regularly review our fixed maturity and equity securities portfolios to evaluate the necessity of recording impairment losses for other than temporary declines in the fair value of investments. In general, we focus our attention on those securities whose fair value was less than 80% of their amortized cost or cost, as appropriate, for six or more consecutive months. In evaluating potential impairment, we consider, among other criteria: the current fair value compared to amortized cost or cost, as appropriate; the length of time the security's fair value has been below amortized cost or cost; our intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in value; specific credit issues related to the issuer; and current economic conditions. Other than temporary impairment losses result in a permanent reduction of the cost basis of the underlying investment. There were no other than temporary declines in the fair value of our fixed maturity securities recorded during 2004, 2003 and 2002. Significant changes in the factors we consider when evaluating investments for impairment losses could result in a significant change in impairment losses reported in our consolidated financial statements. See "Business--Investments" and Note 2 in the notes to our audited consolidated financial statements included in this prospectus for additional detail regarding our investment portfolio at December 31, 2004, including disclosures regarding other than temporary declines in investment value.

   Intangible assets and potential impairment. The costs of a group of assets acquired in a transaction is allocated to the individual assets including identifiable intangible assets based on their relative fair values. Identifiable intangible assets with a finite useful life are amortized over the period which the asset is expected to contribute directly or indirectly to our future cash flows. Identifiable intangible assets with finite useful lives are tested for recoverability whenever events or changes in circumstances indicate that a carrying amount may not be recoverable. An impairment loss is recognized if the carrying value of an intangible asset is not recoverable and its carrying amount exceeds its fair value. No impairment losses were recognized in 2004, 2003 and 2002. Significant changes in the factors we consider when evaluating our intangible assets for impairment losses could result in a significant change in impairment losses reported in our consolidated financial statements. See "Business--OneBeacon Renewal Rights Transaction" and "Business--Shell Acquisition."

RESULTS OF OPERATIONS

   We conduct our business in three distinct segments: insurance, reinsurance and insurance services. Because we do not manage our assets by segments, our investment income is not allocated among our segments. Operating expenses incurred by each segment are recorded in each segment directly. General corporate overhead not incurred by the individual segments is allocated based upon a combination of employee head count, policy count or premiums written, whichever method is most appropriate.

   Our results of operations are discussed below in two parts. The first part discusses the consolidated results of operations. The second part discusses the results of the two underwriting segments: insurance and reinsurance segments, followed by the results of operations of our insurance services segment.

   CONSOLIDATED RESULTS OF OPERATIONS

                                   FOR THE THREE MONTHS           FOR THE SIX MONTHS
                                      ENDED JUNE 30,                ENDED JUNE 30,         FOR THE YEAR ENDED DECEMBER 31,
                                 -------------------------    -------------------------    --------------------------------
                                    2005           2004          2005           2004
                                 (UNAUDITED)   (UNAUDITED)    (UNAUDITED)   (UNAUDITED)      2004        2003        2002
                                 -----------   -----------    -----------   -----------    ---------   --------    --------
                                                                      ($ IN THOUSANDS)
REVENUES
 Earned premiums
   Gross premiums earned.....     $ 55,060       $ 35,922      $100,928       $ 73,264     $ 152,509   $122,023    $ 86,156
   Less: Ceded premiums
    earned ..................      (17,469)       (26,407)      (33,319)       (55,819)     (106,945)   (99,082)    (60,148)
                                  --------       --------      --------       --------     ---------   --------    --------
   Net premiums earned.......       37,591          9,515        67,609         17,445        45,564     22,941      26,008
                                  --------       --------      --------       --------     ---------   --------    --------
 Total commission and fee
 income .....................        8,908         15,589        18,736         28,588        57,043     48,980      34,676
 Net investment income ......        3,733          1,099         6,348          1,863         5,070      2,268       1,933
 Net realized investment
   gains.....................           20            (13)          229             (2)           13        493          95
                                  --------       --------      --------       --------     ---------   --------    --------
    Total revenues...........       50,252         26,190        92,922         47,894       107,690     74,682      62,712
                                  --------       --------      --------       --------     ---------   --------    --------
EXPENSES
 Net loss and loss
   adjustment expenses.......       22,013          5,892        40,075         10,909        27,060     15,071      16,356
 Operating expenses .........       19,949         16,295        37,658         30,158        62,779     48,495      36,466
 Interest expense ...........        1,106            724         2,271          1,375         3,128      1,462         122
                                  --------       --------      --------       --------     ---------   --------    --------
 Total expenses .............       43,068         22,911        80,004         42,442        92,967     65,028      52,944
                                  --------       --------      --------       --------     ---------   --------    --------
 Income before taxes ........        7,184          3,279        12,918          5,452        14,723      9,654       9,768
 Federal and state income
   taxes.....................        2,419          1,280         4,436          2,131         5,694      3,374       4,135
                                  --------       --------      --------       --------     ---------   --------    --------
NET INCOME...................        4,765          1,999         8,482          3,321     $   9,029   $  6,280    $  5,633
                                  ========       ========      ========       ========     =========   ========    ========
KEY MEASURES
 Return on average equity ...         14.3%          54.4%         12.7%          48.1%         23.7%      56.8%       90.8%


   The following table reconciles the results of our individual segments to consolidated net income:

                                                FOR THE THREE MONTHS          FOR THE SIX MONTHS           FOR THE YEAR ENDED
                                                   ENDED JUNE 30,               ENDED JUNE 30,                DECEMBER 31,
                                             --------------------------   --------------------------   --------------------------
                                                 2005          2004           2005          2004
                                             (UNAUDITED)    (UNAUDITED)   (UNAUDITED)    (UNAUDITED)     2004      2003     2002
                                             -----------    -----------   -----------    -----------   -------    ------   ------
                                                                               ($ IN THOUSANDS)
Insurance segment underwriting profit
 (loss) ..................................      $4,089        $2,588         $7,490        $4,191      $ 9,524    $6,567   $5,769
Reinsurance segment underwriting profit
 (loss) ..................................         144            67            200            69        1,582       287     (939)
                                                ------        ------         ------        ------      -------    ------   ------
Total underwriting profit (loss) .........       4,233         2,655          7,690         4,260       11,106     6,854    4,830
Insurance services segment income (loss)
 before income taxes .....................         628           293          1,668           765        1,951     1,541    3,060
Net investment income ....................       3,733         1,099          6,348         1,863        5,070     2,268    1,933
Net realized investment gains ............          20           (13)           229            (2)          13       493       95
Corporate expenses .......................         324            31            746            59          289        40       28
Interest expense .........................       1,106           724          2,271         1,375        3,128     1,462      122
Federal and state income taxes ...........       2,419         1,280          4,436         2,131        5,694     3,374    4,135
                                                ------        ------         ------        ------      -------    ------   ------
Net income ...............................      $4,765        $1,999         $8,482        $3,321      $ 9,029    $6,280   $5,633
                                                ======        ======         ======        ======      =======    ======   ======


   Consolidated Results of Operations Three Months Ended June 30, 2005 and 2004

   Total revenues. Total revenues increased by 91.9 % to $50.3 million for the three months ended June 30, 2005 compared to $26.2 million for the same period in 2004. The increase is primarily due to the increase in net premiums earned and net investment income. Net earned premiums represented 74.8% of total revenues for the three months ended June 30, 2005 compared to 36.3% for the same period in 2004. Net investment income, excluding realized capital gains, represented 7.4% and 4.2% of total revenues for the three months ended June 30, 2005 and, 2004, respectively. These increases were partially offset by lower total commission and fee income for the three months ended June 30, 2005 of $8.9 million, or 17.7% of total revenue, compared to $15.6 million, or 59.5% of total revenue, for the same period in 2004.

   Premiums earned. Net premiums earned increased by 295.1% to $37.6 million for the three months ended June 30, 2005 compared to $9.5 million for the same period in 2004. The increase in net premiums earned was due to the overall increase in gross premiums written in the second quarter of 2005 and our decision to reduce the ceding percentage under our quota share reinsurance agreement to 25% in the second quarter of 2005 compared to 60% in the second quarter of 2004 due to the increased capitalization of TICNY in the fourth quarter of 2004. In addition, net premiums earned in the second quarter of 2005 included $3.7 million from the $13.1 million of unearned premiums as of December 31, 2004 that would have been ceded to Converium Reinsurance (North America) Inc. absent the 2004 novation. See "Insurance Segment Results of Operations" and "Reinsurance Segment Results of Operations" for further discussion of premiums.

   Commission and fee income. Total commission and fee income decreased by 42.9% to $8.9 million in the second quarter of 2005 compared to $15.6 million in the second quarter of 2004. This was due principally to a 50.4% decrease in ceding commission revenue in the second quarter of 2005 as a result of our decision to reduce the ceding percentage under our quota share reinsurance agreement to 25% in the second quarter of 2005 compared to 60% in the second quarter of 2004. In the second quarter of 2005, the change in estimated sliding scale commission in both the Insurance Segment and the Insurance Services Segment resulted in a reduction of $881,000 in commission and fee income and none for the same period in 2004.

   Net investment income and realized gains. Net investment income increased by 239.7% to $3.7 million for the three months ended June 30, 2005 compared to $1.1 million for the same period in 2004. This resulted from an increase in invested assets to $298.4 million as of June 30, 2005 compared to $102.6 million as of June 30, 2004, excluding our investments in statutory business trusts underlying our trust preferred securities. The increase in invested assets in the second quarter of 2005 resulted from net cash flow provided by operations. Additionally, invested assets increased over 2004 as a result of the issuance of $26.8 million of subordinated debentures underlying trust preferred securities in December 2004 and net proceeds of $107.8 million from our initial public offering ("IPO") and concurrent private placement in October 2004. On a tax equivalent basis, the yield was 5.1% as of June 30, 2005 and 4.8% as of June 30, 2004.

   Net realized capital gains were $20,000 in the three months ended June 30, 2005 compared to net realized capital losses of $13,000 for the same period in 2004. The increase in net realized capital gains was the result of the sale of corporate bonds from which the proceeds were reinvested in mortgage backed securities and tax exempt securities.

   There was no impact on net realized gains attributable to adjustments for other than temporary impairment of securities held during the three months ending June 30, 2005 and during the same period in 2004.

   Loss and loss adjustment expenses. Gross loss and loss adjustment expenses and the gross loss ratio for the insurance and reinsurance segments combined for the three months ended June 30, 2005 were $31.4 million and 57.1%, respectively, compared to $20.9 million and 58.2%, respectively, for the same period in 2004. The net loss ratio for the combined segments was 58.6% for the three months ended June 30, 2005 and 61.9% for the same period in 2004. The improvement in the net loss ratio in the second quarter of 2005 compared to the same period in 2004 was due primarily to the improvement in the net loss ratio in the insurance segment due to an increase in net premiums earned that reduced the effect of catastrophe reinsurance premiums on the net loss ratio. See "Insurance Segment Results of Operations" and "Reinsurance Segment Results of Operations" for further discussion.

   Operating expenses. Operating expenses increased by 22.4% to $19.9 million for the three months ended June 30, 2005 from $16.3 million for the same period in 2004. The increase was due primarily to the increase in underwriting expenses resulting from the growth in premiums earned in TICNY, costs related to the OneBeacon transaction, including establishing two new offices in Long Island and Western New York, additional staffing and other corporate expenses incurred as a public company.

   Interest expense. Our interest expense increased for the three months ended June 30, 2005 to $1.1 million compared to $0.7 million for the same period in 2004. The increase resulted from an increase in interest expense of $0.5 million on subordinated debentures underlying our trust preferred securities issued in December 2004 for $26.8 million. This increase was offset by reductions of $0.1 million of interest expense on other borrowings and preferred stock repaid in the fourth quarter of 2004.

   Income tax expense. Our income tax expense was $2.4 million for the three months ended June 30, 2005 compared to $1.3 million for the same period in 2004. The increased income tax expense was due primarily to the increase in income before income taxes. The effective income tax rate was 33.7% for the three months ending June 30, 2005 compared to 39.0% for the same period in 2004. The effective tax rate in 2005 was lower due to the benefit of tax-exempt interest income for the second quarter of 2005 of $0.9 million compared to $0.1 million in the same period for 2004.

   Net income and return on average equity. Our net income and annualized return on average equity was $4.8 million and 14.3%, respectively, for the three months ended June 30, 2005 compared to $2.0 million and 54.4%, respectively, for the same period in 2004. Although net income increased 138.4% in the second quarter of 2005 compared to the second quarter of 2004, the lower return on average equity resulted from the significant increase in average stockholders' equity as our IPO and concurrent private placement was completed in the fourth quarter of 2004. For the second quarter of 2005, the return was calculated by dividing annualized net income of $19.1 million by an average stockholders' equity of $133.6 million. For the second quarter of 2004, the return was calculated by dividing annualized net income of $8.0 million by an average stockholders' equity of $14.7 million.

   Consolidated Results of Operations Six Months Ended June 30, 2005 and 2004

   Total revenues. Total revenues increased by 94.0% to $92.9 million for the six months ended June 30, 2005 compared to $47.9 million for the same period in 2004. The increase is primarily due to the increase in net premiums earned, net investment income and net realized investment gains. Net earned premiums represented 72.8% of total revenues for the six months ended June 30, 2005 compared to 36.4% for the same period in 2004. Net investment income, excluding realized capital gains, represented 6.8% and 3.9% of total revenues for the six months ended June 30, 2005 and June 30, 2004, respectively. These increases were partially offset by lower total commission and fee income for the six months ended June 30, 2005 of $18.7 million, or 20.2% of total revenue, compared to $28.6 million, or 59.7% of total revenue, for the same period in 2004.

   Premiums earned. Net premiums earned increased by 287.6% to $67.6 million for the six months ended June 30, 2005 compared to $17.4 million for the same period in 2004. The increase in net premiums earned was due to the overall increase in gross premiums written through June 30, 2005 and our decision to reduce the ceding percentage under our quota share reinsurance agreement to 25% in the first six months of 2005 compared to 60% in the first six months of 2004 due to the increased capitalization of our insurance company in the fourth quarter of 2004. In addition, the net premiums earned in the first six months of 2005 included $9.2 million from the $13.1 million of unearned premiums as of December 31, 2004 that would have been ceded to Converium Reinsurance (North America) Inc. absent the 2004 novation. See "Insurance Segment Results of Operations" and "Reinsurance Segment Results of Operations" for further discussion of premiums.

   Commission and fee income. Total commission and fee income decreased by 34.5% to $18.7 million in the first six months of 2005 compared to $28.6 million in the first six months of 2004. This was due principally to a 46.9% decrease in ceding commission revenue in the first six months of 2005 as a result of our decision to reduce the ceding percentage under our quota share reinsurance agreement to 25% in the first six months of 2005 compared to 60% in the first six months of 2004. For the six months ended June 30, 2005, the change in estimated sliding scale commission in both the Insurance Segment and the Insurance Services Segment resulted in a net reduction of $341,000 of commission and fee income and none for the same period in 2004.

   Net investment income and realized gains. Net investment income increased by 240.7% to $6.3 million for the six months ended June 30, 2005 compared to $1.9 million for the same period in 2004. This resulted from an increase in invested assets to $298.4 million as of June 30, 2005 compared to $102.6 million as of June 30, 2004, excluding our investments in statutory business trusts underlying our trust preferred securities. Net cash flow provided by operations contributed to the $61.5 million increase in invested assets. Additionally, invested assets increased in 2005 as compared to 2004 from the issuance of $26.8 million of subordinated debentures and net proceeds of $107.8 million from our IPO and concurrent private placement in October 2004. On a tax equivalent basis, the yield was 5.1% as of June 30, 2005 and 4.8% as of June 30, 2004.

   Net realized capital gains were $229,000 in the first six months ended June 30, 2005 compared to net realized capital losses of $2,000 for the same period in 2004. The increase in net realized capital gains was the result of the sale of common stocks and corporate bonds from which the proceeds were reinvested into higher yielding securities.

   There was no impact on net realized gains attributable to adjustments for other than temporary impairment of securities held during the six months ending June 30, 2005 and during the same period in 2004.

   Loss and loss adjustment expenses. Gross loss and loss adjustment expenses and the gross loss ratio for the insurance and reinsurance segments combined for the six months ended June 30, 2005 were $57.5 million and 57.0%, respectively, compared to $42.4 million and 57.9%, respectively, for the same period in 2004. The net loss ratio for the combined segments was 59.3% for the six months ended June 30, 2005 and 62.5% for the same period in 2004. The improvement in the net loss ratio in the first six months of 2005 compared to the same period in 2004 was due primarily to the improvement in the net loss ratio in the insurance segment due to an increase in net premiums earned that reduced the effect of catastrophe reinsurance premiums on the net loss ratio. See "Insurance Segment Results of Operations" and "Reinsurance Segment Results of Operations" for further discussion.

   Operating expenses. Operating expenses increased by 24.9% to $37.7 million for the six months ended June 30, 2005 from $30.2 million for the same period in 2004. The increase was due primarily to the increase in underwriting expenses resulting from the growth in premiums earned in TICNY, costs related to the OneBeacon transaction, including establishing two new offices in Long Island and Western New York, additional staffing and other corporate expenses incurred as a public company.

   Interest expense. Our interest expense increased for the six months ended June 30, 2005 to $2.3 million compared to $1.4 million for the same period in 2004. The increase resulted from an increase in interest expense of $0.9 million on subordinated debentures underlying our trust preferred securities issued in December 2004 for $26.8 million and $0.2 million as a result of crediting reinsurers on funds withheld in segregated trusts as collateral for reinsurance recoverables. This increase was offset by reductions of $0.2 million of interest expense on other borrowings and preferred stock repaid in the fourth quarter of 2004.

   Income tax expense. Our income tax expense was $4.4 million for the six months ended June 30, 2005 compared to $2.1 million for the same period in 2004. The increased income tax expense was due primarily to the increase in income before income taxes. The effective income tax rate was 34.3% for the six months ending June 30, 2005 compared to 39.1% for the same period in 2004. The effective tax rate in 2005 was lower due to the benefit of $1.6 million of tax-exempt interest income for the first six months of 2005 compared to $0.2 million for the same period for 2004.

   Net income and return on average equity. Our net income and annualized return on average equity was $8.5 million and 12.7%, respectively, for the six months ended June 30, 2005 compared to $3.3 million and 48.1%, respectively, for the same period in 2004. Although net income increased 155.4% in the first six months of 2005 compared to the first six months of 2004, the lower return on average equity resulted from the significant increase in average stockholders' equity as our IPO and concurrent private placement were completed in the fourth quarter of 2004. For the first six months of 2005, the return was calculated by dividing annualized net income of $16.9 million by an average stockholders' equity of $133.4 million. For the first six months of 2004, the return was calculated by dividing annualized net income of $6.6 million by an average stockholders' equity of $13.8 million.

   Consolidated Results of Operations -- 2004 Compared to 2003

   Total revenues. Total revenues increased by 44.2% in 2004 to $107.7 million compared to $74.7 million in 2003. The increases were primarily due to the increase in net earned premiums, ceding commission and fee income as well as investment income. Net earned premium represented 42.3% of total revenues for 2004 compared to 30.7% in 2003. Ceding commission and fee income represented 53.0% of total revenue in 2004 compared to 65.6% in 2003. Net investment income, excluding realized capital gains, represented 4.7% and 3.0% of total revenue for 2004 and 2003, respectively.

   Premiums earned. Net premiums earned in 2004 increased by 98.6% to $45.6 million compared to $22.9 million in 2003. The increase in net premiums earned was due to the overall increase of 32.2% in gross premiums written in 2004 and to our decision to cede less business in 2004 than 2003. See "--Insurance Segment Results of Operations" and "--Reinsurance Segment Results of Operations" for a discussion of premiums and total commissions and fee income.

   Net investment income and realized gains. Net investment income in 2004 increased by 123.6% to $5.1 million compared to $2.3 million in 2003. This increase resulted from the growth in invested assets provided by operations, net proceeds from subordinated debentures underlying trust preferred securities issued in 2003 for $20.6 million, net proceeds of $107.8 million from the October 2004 IPO and concurrent private placement and an increase of $29.2 million in funds withheld as collateral for reinsurance recoverables. This was offset in part by a decrease in the yield on fixed maturity investments. Invested assets grew $171.1 million from $57.3 million at December 31, 2003 to $228.4 million at December 31, 2004. The yield for our fixed income investments held at December 31, 2004 was 3.9% compared to 5.0% for assets held at December 31, 2003. On a tax equivalent basis, the yield was 4.4% for 2004 and 5.3% for 2003. The decrease in yield in 2004 resulted primarily from a lower available interest rates and an increased allocation to tax exempt securities.

   Net realized capital gains were $13,000 in 2004 compared to net realized capital gains of $493,000 in 2003. The 2003 capital gains were a result of our decision to reduce the weighted average duration of our fixed maturity securities portfolio to protect the portfolio from rising interest rates by selling certain securities.

   There was no impact on net realized capital gains attributable to adjustments for other than temporary impairment of securities held during 2004 and 2003.

   Losses and loss adjustment expenses. Gross loss and loss adjustment expenses and the gross loss ratio for both the insurance and reinsurance segments combined in 2004 were $84.2 million and 55.2%, respectively, compared to $74.2 million and 60.8%, respectively, in 2003. The net loss ratio for the combined segments was 59.4% in 2004 and 65.7% in 2003. The improvement in the net loss ratio in 2004 compared to 2003 was due primarily to an increase in net premiums earned that reduced the effect of excess and catastrophe reinsurance premiums on the net loss ratio and to favorable development from prior years' reserves of $199,000. See "--Insurance Segment Results of Operations" and "--Reinsurance Segment Results of Operations."

   Operating expenses. Total operating expenses in 2004 increased by 29.5% to $62.8 million from $48.5 million in 2003. The increase was due primarily to the increase in underwriting expenses resulting from the growth in premiums earned in TICNY and produced by TRM, costs related to the OneBeacon transaction including establishing two new offices in Long Island and Western New York, additional staffing and other expenses in preparation for a public company environment, and an increase in regulatory assessments.

   Interest expenses. Our interest expense increased in 2004 to $3.1 million compared to $1.5 million in 2003. The increase resulted from an increase in interest of $1.0 million on subordinated debentures underlying our trust preferred securities issued in December, 2004 for $26.8 million and $20.6 million issued in 2003. In addition, $1.1 million of interest expense was incurred as a result of crediting reinsurers on funds withheld in segregated trusts as collateral for reinsurance recoverables effective
January 1, 2004 with an annual effective yield of 2.5%. Lastly, we had an aggregate of $6.0 million of other borrowings issued in February and December 2003 that were repaid in 2004 and we recognized a loss on early extinguishment of debt of $133,000 in the fourth quarter of 2004. These increases in interest expense were offset by a $0.5 million reduction in interest on surplus notes repaid in 2003.

   Income tax expense. Our income tax expense in 2004 was $5.7 million compared to $3.4 million in 2003. The increased income tax in 2004 was due primarily to an increase in income before income taxes. The effective income tax rate was 38.7% in 2004 compared to 34.9% in 2003. The effective tax rates were affected by TRM's pre-tax profits which are subject to state income taxes.

   Net income and return on average equity. Net income and return on average equity in 2004 were $9.0 million and 23.7%, respectively, compared to $6.3 million and 56.8%, respectively, in 2003, which represents a 43.8% increase in net income. Although net income was significantly higher in 2004 than in 2003, the lower return on average equity resulted from the significant increase in average stockholders' equity as the IPO was completed in the fourth quarter of 2004. For the year, the return was calculated by dividing net income of $9.0 million by an average stockholders' equity of $38.1 million.

   Consolidated Results of Operations -- 2003 Compared to 2002

   Total revenues. Total revenues increased by 19.1% to $74.7 million in 2003 from $62.7 million in 2002. The increase in 2003 was primarily due to increases in ceding commission and fee income as well as investment income. Ceding commission and fee income represented 65.6% of total revenues in 2003 compared with 55.3% in 2002. Net premiums earned decreased to 30.7% of the total revenue in 2003 from 41.5% in 2002. The decrease from 2002 to 2003 was the result of our effort to maintain conservative leverage ratios. Net investment income and net realized investment gains represented 3.7% of the total revenue in 2003 compared to 3.2% in 2002.

   Premiums earned. Net premiums written increased by 5.9% to $28.9 million in 2003 compared with $27.3 million in 2002. Net premiums earned, however, decreased by 11.8% to $22.9 million in 2003 from $26.0 million in 2002. The decrease in net premiums earned in 2003 was due to our effort to control the amount of net premiums written in relation to our statutory surplus in 2003, which caused us to increase the percentage of premiums ceded to 81.2% from 70.0% in 2002. Net premiums earned from the insurance segment represented 97.5% of our total net premiums earned in both 2002 and 2003.

   See "--Insurance Segment Results of Operations" and "--Reinsurance Segment Results of Operations" for a discussion of premiums and total commission and fee income.

   Net investment income and realized gains. Net investment income increased by 17.0% in 2003 to $2.3 million compared to $1.9 million in 2002. The increases in each period were due to growth in our invested assets, offset in part by declines in the average yield on our invested assets as a result of the investment of new cash at lower rates.

   We realized gains from the sale of securities of $493,000 in 2003 and $95,000 in 2002. In the first half of 2003, we reduced the weighted average duration of our fixed maturity securities portfolio to protect the portfolio from rising interest rates by selling certain securities. These sales resulted in a gross gain of $493,000. In 2002, we realized gross gains of $602,000 and gross losses of $128,000 from the sale of fixed maturity securities and net losses of $379,000 from the sale of equity securities.

   Our invested assets were $57.3 million in 2003 compared to $39.6 million in 2002. The yield on our invested assets at the end of each year was 5.0% in 2003 and 5.8% in 2002. The increase in invested assets at December 31, 2003 from December 31, 2002 resulted from operating cash flows and $16.0 million in net proceeds from financing transactions after the repayment of a surplus note. Additionally, in October 2003 we commuted a reinsurance contract with one of our reinsurers, resulting in the return of $3.2 million representing ceded loss reserves. The increases in invested assets in 2002 resulted from an increase in operating cash flows and a decrease in cash and cash equivalents.

   There was no impact on realized losses attributable to adjustments for other than temporary impairment of securities still held during these periods. As of December 31, 2003 and 2002, we had net unrealized gains of $1.3 million and $1.6 million on our investments.

   Losses and loss adjustment expenses and loss ratio. Gross loss and loss adjustment expenses and the gross loss ratio for both the insurance and reinsurance segments combined were $74.1 million and 60.8% in 2003, $55.0 million and 63.8% in 2002, respectively. The net loss ratio for the combined segments was 65.7% in 2003 and 62.9% in 2002. The loss ratios for both years were affected by the higher loss ratio in the reinsurance segment and, in 2002, by adverse development of reserves for losses and loss adjustment expenses for business written in prior years.

   Operating expenses. Total operating expenses increased by 33.1% to $48.5 million in 2003 from $36.5 million in 2002. The increases were primarily due to increases in underwriting expenses related to expansion of the volume of premiums written by TICNY and premiums produced by TRM, offset in part by expense efficiencies resulting from continued realization of economies of scale.

   Interest expense. Our interest expense increased in 2003 to $1.4 million, compared with $122,000 in 2002. The increase in 2003 resulted primarily from interest payments on $20.0 million of subordinated debentures we issued in May and September, 2003 in connection with issuances of trust preferred securities. Additionally, we borrowed $3.0 million in February, 2003 and an additional $3.0 million in December, 2003 under five year amortizing loans to increase the surplus of TICNY and retire $1.5 million of our Series A Preferred Stock (paid in January 2004). The proceeds from the subordinated debentures were used in part to retire a $10.0 million surplus note issued by TICNY in 2002 and to increase TICNY's surplus. Due to an accounting change as required by the implementation of FAS 150, which was effective for accounting periods after June 30, 2003 and which we implemented on July 1, 2003, the mandatorily redeemable Series A Preferred Stock of $3.0 million was required to be reported in our December 31, 2003 balance sheet as a liability, and dividends on the Series A Preferred Stock paid after July 1, 2003 amounting to $157,500 are required to be reported as interest expense in 2003 and charged to income rather than as a direct reduction to stockholders' equity.

   Income tax expense. Our income tax expense was $3.4 million in 2003 compared with $4.1 million in 2002. The decrease in income taxes in 2003 was primarily due to a change in the New York State tax laws in that year that shifted a portion of the state income tax to premium taxes. This change lowered income taxes and increased expenses in our insurance segment in 2003 as premium taxes are treated as an expense rather than as tax. The effective Federal tax rate was approximately 30.4% in 2003 and 21.5% in 2002. The effective Federal tax rate was lower than the statutory Federal rate of 34% in 2002 and 2003 due to tax-exempt income and certain tax credits. See Note 11 in the notes to our audited consolidated financial statements included in this prospectus.

   Net income and return on average equity. Our net income was $6.3 million in 2003, compared with $5.6 million in 2002. Despite slightly higher net income in 2003, our return on average equity declined to 56.8% in 2003 from 90.8% in 2002 as a result of the higher average stockholders' equity of $11.0 million in 2003 compared with $6.2 million in 2002. The average stockholders' equity for 2003 increased due to retained earnings accumulated in 2002 and 2003. In determining return on average equity for a given year, net income is divided by the average of stockholders' equity for that year.

   INSURANCE SEGMENT RESULTS OF OPERATIONS

                                        FOR THE THREE MONTHS          FOR THE SIX MONTHS
                                           ENDED JUNE 30,               ENDED JUNE 30,          FOR THE YEAR ENDED DECEMBER 31,
                                     -------------------------    -------------------------    ---------------------------------
                                        2005           2004          2005           2004
                                     (UNAUDITED)   (UNAUDITED)    (UNAUDITED)   (UNAUDITED)      2004         2003        2002
                                     -----------   -----------    -----------   -----------    ---------   ---------    --------
                                                                          ($ IN THOUSANDS)
REVENUES
 Earned premiums
   Gross premiums earned.........     $ 54,630       $ 35,611      $100,079       $ 72,683     $ 151,210   $ 120,541    $ 84,518
   Less: Ceded premiums earned...      (17,436)       (26,364)      (33,252)       (55,738)     (106,783)    (98,176)    (59,162)
                                      --------       --------      --------       --------     ---------   ---------    --------
 Net premiums earned ............       37,194          9,247        66,827         16,945        44,427      22,365      25,356
 Ceding commission revenue ......        5,330         10,750        11,176         21,051        39,983      35,311      21,399
 Policy billing fees ............          230            158           426            332           671         545         376
                                      --------       --------      --------       --------     ---------   ---------    --------
 Total ..........................       42,754         20,155        78,429         38,328        85,081      58,221      47,131
                                      --------       --------      --------       --------     ---------   ---------    --------
EXPENSES
 Loss and loss adjustment
   expenses
   Gross loss and loss adjustment
    expenses ....................       31,218         20,824        57,509         42,109        84,840      73,379      52,422
   Less: Ceded loss and loss
    adjustment expenses .........       (9,421)       (15,023)      (17,932)       (31,500)      (57,087)    (58,680)    (37,630)
                                      --------       --------      --------       --------     ---------   ---------    --------
   Net loss and loss adjustment
    expenses ....................       21,797          5,801        39,577         10,609        27,753      14,699      14,792
 Underwriting expenses
   Direct commissions expense....        9,490          6,056        17,063         12,190        25,349      20,701      15,482
   Other underwriting expenses...        7,378          5,710        14,299         11,338        22,455      16,254      11,088
                                      --------       --------      --------       --------     ---------   ---------    --------
 Total underwriting expenses ....       16,868         11,766        31,362         23,528        47,804      36,955      26,570
                                      --------       --------      --------       --------     ---------   ---------    --------
 UNDERWRITING PROFIT ............     $  4,089       $  2,588      $  7,490       $  4,191     $   9,524   $   6,567    $  5,769
                                      ========       ========      ========       ========     =========   =========    ========
 KEY MEASURES
 PREMIUMS WRITTEN
   Gross premiums written........     $ 83,634       $ 43,221      $147,936       $ 83,099     $ 176,166   $ 133,263    $105,266
   Less: Ceded premiums written..      (24,782)       (27,323)      (44,056)       (52,531)      (79,571)   (105,295)    (78,418)
                                      --------       --------      --------       --------     ---------   ---------    --------
   Net premiums written..........     $ 58,852       $ 15,898      $103,880       $ 30,568     $  96,595   $  27,968    $ 26,848
                                      ========       ========      ========       ========     =========   =========    ========
 LOSS RATIO
   Gross.........................         57.1%          58.5%         57.5%          57.9%         56.1%       60.9%       62.0%
   Net...........................         58.6%          62.7%         59.2%          62.6%         62.5%       65.7%       58.3%
 ACCIDENT YEAR LOSS RATIO
   Gross.........................         57.3%          58.9%         57.6%          57.5%         56.6%       57.6%       55.1%
   Net...........................         58.9%          63.3%         59.4%          62.6%         61.2%       65.5%       52.3%
 UNDERWRITING EXPENSE RATIO
   Gross.........................         30.5%          32.6%         30.9%          31.9%         31.2%       30.2%       31.0%
   Net...........................         30.4%           9.3%         29.6%          12.7%         16.1%        4.9%       18.9%
 COMBINED RATIO
   Gross.........................         87.6%          91.1%         88.4%          89.8%         87.3%       91.1%       93.0%
   Net...........................         89.0%          72.0%         88.8%          75.3%         78.6%       70.6%       77.2%

   Insurance Segment Results of Operations Three Months Ended June 30, 2005 and 2004

   Gross premiums. Gross premiums written increased by 93.5% to $83.6 million for the three months ended June 30, 2005 compared to $43.2 million for the same period in 2004. Gross premiums earned increased by 53.4% to $54.6 million for the three months ended June 30, 2005 compared to $35.6 million for the same period in 2004. Policies in force increased 24.0% as of June 30, 2005 compared to June 30, 2004. Additionally, during the second quarter of 2005, premium increases on renewed business averaged 10% in personal lines and 5% in commercial lines. The retention rate was 89% for personal lines and 85% for commercial lines. Premiums written on business subject to the OneBeacon renewal rights agreement, entered into in September 2004, amounted to $9.6 million during the second quarter of 2005. New business written during the second quarter of 2005 through former OneBeacon producers that we appointed in connection with the renewal rights transaction was $3.7 million. Due to the rating upgrade in TICNY from A.M. Best to "A-" (Excellent) from "B++" (Very Good), certain policies in the more rating sensitive large lines and middle market programs in our Insurance Services Segment were renewed in the Insurance Segment.

   Ceded premiums. Ceded premiums written decreased by 9.3% to $24.8 million for the three months ended June 30, 2005 compared to $27.3 million for the same period in 2004 as a result of our decision to lower the ceding percentage under the quota share reinsurance agreement to 25% beginning October 1, 2004 from 60% for the first nine months of 2004 in consideration of the increased capitalization of our insurance company from the IPO. Notwithstanding the lower ceding percentage, ceded premiums written decreased only 9.3% due to the 93.5% increase in gross premiums written.

   Net premiums. Net premiums written increased by 270.2% to $58.9 million for the three months ended June 30, 2005 compared to $15.9 million for the same period in 2004. This increase was greater than the increase in gross premiums written due to the decrease in the ceding percentage from 60% in the three months ended June 30, 2004 to 25% in the three months ended June 30, 2005. Similarly, net premiums earned increased by 302.2% to $37.2 million in the three months ended June 30, 2005 compared to $9.2 million in the same period in 2004. In addition, net premiums earned in the second quarter of 2005 included $3.7 million from the $13.1 million of retained unearned premiums as of December 31, 2004 that would have been ceded to Converium Reinsurance (North America) Inc. absent the 2004 novation.

   Ceding commission revenue. Ceding commission revenue decreased by 50.4% to $5.3 million for the three months ended June 30, 2005 compared to $10.8 million for the same period in 2004 due to the reduction in the quota share ceding percentage. An increase in the ceded loss ratio on a prior year quota share treaty resulted in a further decrease in ceding commission revenue of $768,000 in the second quarter of 2005.

   Loss and loss adjustment expenses and loss ratio. Gross and net loss and loss adjustment expenses were $31.2 million and $21.8 million, respectively, for the three months ended June 30, 2005 compared with $20.8 million and $5.8 million, respectively, for the same period in 2004. Our gross and net loss ratios were 57.1% and 58.6%, respectively, for the three months ended June 30, 2005 as compared with 58.5% and 62.7%, respectively, for the same period in 2004. The decrease in the net loss ratio in the second quarter of 2005 compared to the same period in 2004 resulted from the increase in net premiums earned which reduced the proportional effect of catastrophe reinsurance premiums on the net loss ratio. We ceded catastrophe reinsurance premiums equal to 3.5% of net premiums earned during the three months ended June 30, 2005 compared to 10.8% during the same period in 2004. There was a slight favorable development of $89,000 on prior years' gross loss reserves and $109,000 on a net basis in the second quarter of 2005 compared to none in the same period for 2004. Loss and loss adjustment expenses are net of reimbursements for loss and loss adjustment expenses made by TRM pursuant to the expense sharing between TICNY and TRM. See "Insurance Services Segment Results of Operations" for the amounts of loss and loss adjustment expense reimbursements.

   Underwriting expenses and underwriting expense ratio. Underwriting expenses, which include direct commission expenses and other underwriting expenses, were $16.9 million for the three months ended June 30, 2005 as compared with $11.8 million for the same period in 2004. Our gross expense ratio was 30.5% for the three months ended June 30, 2005 as compared with 32.6% for the same period in 2004.

   The commission portion of the gross expense ratio, which expresses direct commission expense paid to our producers as a percentage of gross premiums earned, was 17.4% for the three months ended June 30, 2005, compared to 17.0% for the same period in 2004.

   The underwriting expense portion of the gross expense ratio was 13.1% for the three months ended June 30, 2005 as compared to 15.6% for the same period in 2004. Underwriting expenses increased due to the increase in premium volume, the establishment of two new branch offices and additional staffing expenses. The underwriting expense portion of the gross expense ratio was lower in the second quarter of 2005 compared to the second quarter of 2004 primarily as a result of an increase in earned premiums at a higher rate than the increase in other underwriting expenses and, to a lesser extent, the renewal in the Insurance Segment of certain larger premium policies previously produced in the Insurance Service Segment through TRM on behalf of its issuing companies.

   The net underwriting expense ratio was 30.4% for the three months ended June 30, 2005 as compared to 9.3% for the same period in 2004. This was due primarily to the reduced effects of ceding commission revenue on lowering the gross expense ratio as a result of the reduction in the quota share ceding percentage.

   Underwriting profit and combined ratio. The underwriting profit, which reflects our underwriting results on a net basis after the effects of reinsurance, was $4.1 million in the second quarter of 2005 and

$2.6 million in the same period in 2004. The gross combined ratio was 87.6% for the three months ended June 30, 2005 as compared with 91.1% for the same period in 2004. The decrease in the gross combined ratio in the second quarter of 2005 resulted primarily from a decrease in both the gross loss ratio and the gross underwriting expense ratio. The net combined ratio was 89.0% for the three months ended June 30, 2005 as compared to 72.0% for the same period in 2004. The increase in the net combined ratio resulted from an increase in the net expense ratio primarily due to the effects of reduced ceding commission revenue. Notwithstanding the increase in net combined ratio for the second quarter, underwriting profits increased due to the overall increase in net premiums earned.

   Insurance Segment Results of Operations Six Months Ended June 30, 2005 and
2004

   Gross premiums. Gross premiums written increased by 78.0% to $147.9 million for the six months ended June 30, 2005 compared to $83.1 million for the same period in 2004. Gross premiums earned increased by 37.7% to $100.1 million for the six months ended June 30, 2005 compared to $72.7 million for the same period in 2004. Policies in force increased 24.0% as of June 30, 2005 compared to June 30, 2004. Additionally, during the first six months of 2005, premium increases on renewed business averaged 10% in personal lines and 5% in commercial lines. The retention rate was 89% for personal lines and 84% for commercial lines. Premiums written on business subject to the OneBeacon renewal rights agreement, entered into in September 2004, amounted to $18.4 million during the first six months of 2005. New business written during the first six months of 2005 through former OneBeacon producers that we appointed in connection with the renewal rights transaction amounted to $8.6 million. Due to the rating upgrade in TICNY from A.M. Best to "A-" (Excellent) from "B++" (Very Good), certain policies in the more rating sensitive large lines and middle market programs previously placed with its issuing companies through our Insurance Services Segment were placed directly through our Insurance Segment.

   Ceded premiums. Ceded premiums written decreased by 16.1% to $44.1 million for the six months ended June 30, 2005 compared to $52.5 million for the same period in 2004 as a result of our decision to lower the ceding percentage under the quota share reinsurance agreement. Notwithstanding the lower ceding percentage, ceded premiums written decreased only 16.1% due to the 78.0% increase in gross premiums written.

   Net premiums. Net premiums written increased by 239.8% to $103.9 million for the six months ended June 30, 2005 compared to $30.6 million for the same period in 2004. This increase was greater than the increase in gross premiums written due to the decrease in the ceding percentage from 60% in the six months ended June 30, 2004 to 25% in the six months ended June 30, 2005. Similarly, net premiums earned increased by 294.4% to $66.8 million in the six months ended June 30, 2005 compared to $16.9 million in the same period in 2004. In addition, net premiums earned in the first six months of 2005 included $9.2 million from the $13.1 million of retained unearned premiums as of December 31, 2004 that would have been ceded to Converium Reinsurance (North America) Inc. absent the 2004 novation.

   Ceding commission revenue. Ceding commission revenue decreased by 46.9% to $11.2 million for the six months ended June 30, 2005 compared to $21.1 million for the same period in 2004 due to the reduction in the quota share ceding percentage. An increase in the ceded loss ratio on prior years' quota share treaty resulted in a further decrease in ceding commission income of $719,000 in the first six months of 2005.

   Loss and loss adjustment expenses and loss ratio. Gross and net losses and loss adjustment expenses were $57.5 million and $39.6 million, respectively, for the six months ended June 30, 2005 compared with $42.1 million and $10.6 million, respectively, for the same period in 2004. Our gross and net loss ratios were 57.5% and 59.2%, respectively for the six months ended
June 30, 2005 as compared with 57.9% and 62.6%, respectively, for the same period in 2004. The decrease in the net loss ratio in the first six months of 2005 compared to the same period in 2004 resulted from the increase in net premiums earned which reduced the proportional effect of catastrophe reinsurance premiums on the net loss ratio. We ceded catastrophe reinsurance premiums equal to 3.3% of net premiums earned during the six months ended
June 30, 2005 compared to 10.3% during the same period in 2004. There was favorable development from prior years' loss reserves on both a gross and net basis of approximately $120,000 in the first six months of 2005 compared to none in the same period for 2004. Loss and loss adjustment expenses are net of reimbursements for loss and loss adjustment expenses made by TRM pursuant to the expense sharing arrangement between TICNY and

TRM. See "Insurance Services Segment Results of Operations" for the amounts of loss and loss adjustment expense reimbursements.

   Underwriting expenses and underwriting expense ratio. Underwriting expenses, which include direct commission expenses and other underwriting expenses, were $31.4 million for the six months ended June 30, 2005 as compared with $23.5 million for the same period in 2004. Our gross expense ratio was 30.9% for the six months ended June 30, 2005 as compared with 31.9% for the same period in 2004.

   The commission portion of the gross expense ratio, which expresses direct commission expense paid to our producers as a percentage of gross premiums earned, was 17.1% for the six months ended June 30, 2005, compared to 16.8% for the same period in 2004.

   The underwriting expense portion of the gross expense ratio was 13.9% for the six months ended June 30, 2005 as compared to 15.1% for the same period in 2004. Underwriting expenses increased due to the increase in premium volume, the establishment of two new branch offices and additional staffing expenses. The underwriting expense portion of the gross expense ratio was lower in the first six months of 2005 compared to 2004 primarily as a result of an increase in earned premiums at a higher rate than the increase in other underwriting expenses and, to a lesser extent, the renewal in the Insurance Segment of certain larger premium policies previously produced in the Insurance Service Segment through TRM.

   The net underwriting expense ratio was 29.6% for the six months ended
June 30, 2005 as compared to 12.7% for the same period in 2004. This was due primarily to the reduced effects of ceding commission revenue on lowering the gross expense ratio as a result of the reduction in the quota share ceding percentage from 60% in the first six months of 2004 to 25% in the first six months of 2005.

   Underwriting profit and combined ratio. The underwriting profit, which reflects our underwriting results on a net basis after the effects of reinsurance, was $7.5 million in the first six months of 2005 and $4.2 million in the same period in 2004. The gross combined ratio was 88.4% for the six months ended June 30, 2005 as compared with 89.8% for the same period in 2004. The decrease in the gross combined ratio in the first six months of 2005 resulted primarily from a decrease in the gross underwriting expense ratio. The net combined ratio was 88.8% for the six months ended June 30, 2005 as compared to 75.3% for the same period in 2004. The increase in the net combined ratio resulted from an increase in the net expense ratio primarily due to the effects of reduced ceding commission revenue. Notwithstanding the increase in net combined ratio for the first six months of 2005, underwriting profit increased due to the overall increase in net premiums earned.

   Insurance Segment Results of Operations -- 2004 Compared to 2003

   Gross premiums. Gross premiums written in 2004 increased by 32.2% to $176.2 million from $133.3 million in 2003. Gross premiums earned increased similarly by 25.4% to $151.2 million in 2004 compared to $120.5 million in 2003. These increases are attributable to a 12.3% growth in policy count and to a 16.8% increase in average premium size resulting primarily from rate increases and other pricing actions.

   Ceded premiums. Ceded premiums written in 2004 decreased by 24.4% to $79.6 million compared with $105.3 million in 2003. Although gross written premiums increased in 2004, ceded written premiums declined due to our decision to lower the ceding percentage under our quota share reinsurance agreements. For the first nine months of 2003, the ceding percentage under our quota share reinsurance agreement was 70% and beginning October 1, 2003 was 80%. The effective quota share ceding percentage was 77.2% for 2003. For the first nine months of 2004, the ceding percentage under our quota share reinsurance agreement was 60% and beginning October 1, 2004 was 25%. The effective quota share ceding percentage was 41.6% in 2004 that also included a $13.1 million reduction to ceded written premiums from the retention of the unearned premium at December 31, 2004 that would have been ceded to Converium Re North America. Following the downgrade of Converium Reinsurance (North America) Inc.'s rating and decision by its parent to place that company into runoff in September 2004, we terminated and novated Converium's participation under its 2004 quota share treaty and decided to retain the ceded unearned premiums that would have been ceded to Converium absent the termination. Excluding the $13.1 million that we retained, the effective quota share ceding percentage would have been 49.1% in 2004. See Note 5 in the notes to our audited consolidated financial statements included in this prospectus and "Business--Reinsurance--2004 Reinsurance Program" for a further discussion. Despite the reduction in ceded premiums written, ceded premiums earned increased by 8.8% in 2004 resulting from the effect of earning ceded premiums that were written in 2003 and during the first nine months of 2004 under higher quota share ceding percentages as explained above.

   Net premiums. Net premiums written in 2004 increased by 245.4% to $96.6 million compared to $28.0 million in 2003. This increase was greater than the increase in gross premiums written due to the decrease in the effective ceding quota share percentage from 77.2% in 2003 to 41.6% in 2004 which includes the effect of retaining $13.1 million that was not ceded to Converium as discussed above. Net premiums earned, which was not affected by the Converium novation, increased by 98.6% to $44.4 million in 2004 compared to $22.4 million in 2003. Only 46.0%, or $44.4 million of the net premiums written was earned in 2004, compared to 80.0% or $22.4 million earned in 2003. This lower earned percentage in 2004 reflects the lag in premiums written and earned resulting from the growth in premiums written caused by the significant reduction in the quota share ceding percentage.

   Ceding commission revenue. Ceding commission revenue in 2004 increased by 13.2% to $40.0 million compared to $35.3 million in 2003. Despite the reduction in the quota share ceding percentage, ceding commission revenue increased as a result of an 8.8% increase in ceded premiums earned. Additionally, we experienced an improvement in the ceded loss ratios on prior years' quota share treaties, which increased ceding commission revenue by $1.7 million in 2004 and $1.3 million 2003.

   Loss and loss adjustment expenses and loss ratio. Gross and net losses and loss adjustment expenses in 2004 were $84.8 million and $27.8 million, respectively, compared with $73.4 million and $14.7 million, respectively, in 2003. Our gross and net loss ratios were 56.1% and 62.5%, respectively, in 2004 as compared to 60.9% and 65.7%, respectively, in 2003. The decrease in the net loss ratio in 2004 as compared to 2003 was due primarily to an increase in net premiums earned that reduced the effect of excess and catastrophe reinsurance premiums on the net loss ratio. We ceded excess and catastrophe reinsurance premiums equal to 15.8% of net premiums earned during 2004 compared to 25.0% in 2003. There was $568,000 adverse development from prior years' reserves on a net basis in 2004 compared to $50,000 on a net basis in 2003 for the insurance segment. Loss and loss adjustment expenses are net of reimbursements for loss and loss adjustment expenses made by TRM pursuant to the expense sharing agreement between TICNY and TRM. See "-- Insurance Services Segment Results of Operations" for the amounts of claims reimbursements.

   Underwriting expenses and underwriting expense ratio. Underwriting expenses in 2004, which included direct commission expenses and other underwriting expenses, were $47.8 million compared with $37.0 million in 2003. Our gross underwriting expense ratio was 31.2% in 2004 as compared with 30.2% in 2003.

   The commission portion of our underwriting expense ratio in 2004, which expresses direct commission expense paid to our producers as a percentage of gross premiums earned, was 16.8% compared to 17.2% in 2003. The commission ratio in 2003 was affected by the higher commissions paid to producers in 2002 and recognized as commission expense in 2003 as the related premium was earned.

   The portion of the underwriting expense ratio represented by other underwriting expenses was 14.4% in 2004 as compared with 13.0% in 2003. The increase in underwriting expenses was due to the growth in premiums earned in TICNY and premiums produced by TRM, costs related to the OneBeacon transaction including establishing two new offices in Long Island and Western New York, additional staffing of key positions in preparation for a public company environment, and an increase in regulatory assessments.

   The net underwriting expense ratio in 2004 was 16.1% compared to 4.9% in 2003 which reflects lower ceding commission revenue in 2004 due to the reduction in the effective quota share ceding percentage from 77.2% in 2003 to 41.6% in 2004. In addition, other underwriting expenses increased by 38.2% to $22.5 million in 2004 compared to $16.3 million in 2003 due principally to the increases mentioned above.

   Underwriting profits and combined ratio. The underwriting profit reflects our underwriting results on a net basis after the effects of reinsurance. The underwriting profit in 2004 increased by 45.0% to $9.6 million from $6.6 million in 2003. The net combined ratio was 78.6% in 2004 as compared with 70.6% in 2003. The increase in the net combined ratio resulted from an increase in the net expense ratio, which was primarily due to the effects of reduced ceding commission revenue in lowering gross expenses. Notwithstanding the increase in the net combined ratio, underwriting profits increased due to the overall increase in net premiums earned.

   The gross combined ratio in 2004 was 87.3% compared with 91.1% in 2003. The lower gross combined ratio resulted from a lower gross loss ratio due to increased pricing in 2004.

   Insurance Segment Results of Operations -- 2003 Compared to 2002

   Gross premiums. Gross premiums written increased by 26.6% to $133.3 million in 2003 from $105.3 million in 2002. Gross premiums earned increased by 42.6% to $120.5 million in 2003 compared with $84.5 million in 2002. These increases were due in part to the growth in policy count, which was 9.0% in 2003, and to an increase in average premium size of 14.5% in 2003 resulting from rate increases and other pricing actions.

   Gross premiums written increased in 2003 in all lines of business, but especially in commercial package (31%), workers' compensation (39%) and commercial automobile (41%).

   The growth rate for premiums earned was higher than for premiums written because of significant premium growth in the second half of 2002 as a follow-on effect of the Empire renewal rights transaction. See "Business--Business Segments--Insurance Segment Products--Other Liability." Much of the premiums written in 2002 were earned in 2003 instead of 2002, causing premiums earned to increase significantly in 2003 as premiums written in the later part of 2002 became earned in 2003.

   Ceded premiums. As a result of the increase in gross premiums written in 2003, total ceded premiums written increased by 34.3% to $105.3 million from $78.4 million in 2002. Total ceded earned premiums increased by 65.9% to $98.2 million in 2003 from $59.2 million in 2002. The ceded earned premiums under our quota share treaty increased by 70.5% to $89.7 million from $52.6 million in 2002. The rate of increase for ceded premiums earned was higher than for ceded premiums written for the same reason mentioned above for gross premiums earned.

   Net premiums. In 2003, net premiums written increased by 4.2% to $28.0 million from $26.8 million in 2002. Net premiums earned decreased by 11.8% in 2003 to $22.4 million from $25.4 million in 2002. Net premiums earned declined in 2003 despite the increase in the net premiums written as a result of an increase in the percentage of premiums ceded in the last three months of 2003, when we entered into a new reinsurance agreement to replace our reinsurance agreement with PMA Reinsurance Company ("PMA"), which we commuted on September 30, 2003 after PMA's rating was downgraded by A.M. Best. As a result of the commutation, direct losses and loss adjustment expenses that would have been ceded and recorded as reinsurance recoverable from PMA during the nine months ended September 30, 2003 were retained by us and settled in full by payment from PMA. Accordingly, the effect of the commutation of such losses and loss adjustment expense reserves increased our net reserves by $2.7 million. See "Business--Reinsurance--2003 Reinsurance Program." The percentage of premiums ceded for 2003 increased to 81.5% from 70.0% in 2002. The increase in net premiums earned in 2002 resulted from a 151.9% increase in gross premiums earned and a decrease in the percentage of premiums ceded to 70.0% from 83.5% in 2001.

   Ceding commission revenues. As a result of the increase in ceded premiums earned, ceding commission revenues from our quota share reinsurance treaty increased by 65.0% to $35.3 million in 2003 from $21.4 million in 2002. In 2003, the ceding commission revenue included $1.5 million that was received in connection with the commutation of TICNY's treaty with PXRE Barbados. This treaty inured to the benefit of PXRE New Jersey only. As a non-admitted reinsurer, PXRE Barbados was contractually required to provide collateral for unearned premium and, if a loss penetrated the layer, loss reserves and IBNR. During the course of the agreement, PXRE Barbados asked to be removed from the transaction and PXRE New Jersey, an admitted reinsurer, agreed to the removal of the inuring reinsurance and agreed to allow PXRE Barbados to pay us
$1.5 million in consideration of our increased credit risk exposure to PXRE New Jersey, which does not provide collateral to us in the event of losses. The commutation did not increase our loss reserves or the risk exposure but required us to depend upon PXRE New Jersey as the sole reinsurer. See "Business--Reinsurance" and Note 5 in the notes to our audited consolidated financial statements included in this prospectus. In 2003, we earned a commission rate of 36.3% on the 2003 quota share treaties based upon a 57.1% loss ratio for those treaties. Due to an improvement in the loss ratio on ceded premiums earned from

61.2% in 2002 to 57.9% in 2003 under the 2002 treaty, the commission rate on the 2002 quota share treaty increased from 34.5% to 37.8% in 2003. As a result, the commission rate applied in 2003 to premiums ceded under the 2002 treaty that were earned in 2003 increased to 40.8%, causing ceding commissions earned to increase by $1.3 million. The loss ratio for the 2001 quota share treaty remained at less than 70% in 2003, which resulted in no adjustment to the ceding commission rate for this treaty. After the adjustments to the prior quota share treaties, the commission rate that we earned in 2003 was 38.9% compared with 39.8% in 2002. No changes in estimates were required for ceding commissions earned in 2002 under the 2001 quota share treaty. The ceding commission rates are calculated under GAAP, which requires these commissions to be recognized when ceded premiums written are earned.

   Loss and loss adjustment expenses and loss ratio. Gross and net losses and loss adjustment expenses were $73.4 million and $14.7 million, respectively, in 2003, compared with $52.4 million and $14.8 million, respectively, in 2002. Our gross and net loss ratios were 60.9% and 65.7%, respectively, in 2003, compared with 62.0% and 58.3%, respectively, in 2002.

   Results for 2002 were affected by additions to net loss reserves we made as a result of adverse development from prior years. After we experienced adverse reserve development in 2001, we retained a different independent actuarial firm to analyze our reserves in 2002, resulting in further reserve strengthening. See "Business--Loss and Loss Adjustment Expense Reserves." On a net basis, reserve strengthening of $1.9 million in 2002 added 7.4 points to our net loss ratio for that year. In 2003, we had adverse reserve development on a net basis of $50,000 in our insurance segment, which, together with the reserve development of $25,000 in assumed reinsurance, resulted in a consolidated adverse reserve development of $75,000. See "Business--Loss and Loss Adjustment Expense Reserves." The net loss ratio in 2003 was also affected by catastrophe reinsurance premium, which reduced earned premium by $2.7 million in 2003 compared with $1.7 million in 2002.

   Our accident year gross and net loss ratios that exclude the effects of adverse development from prior years were 57.6% and 65.5%, respectively, in 2003, compared with 55.1% and 52.3%, respectively, in 2002. In 2002, we retained a higher proportion of our premiums in property lines, which represented 77.0% of our total net premiums written. Due to the absence of severe weather related losses that year, our greater retention in property lines resulted in a lower accident year net loss ratio of 52.3%.

   Underwriting expenses and underwriting expense ratio. Underwriting expenses, which include direct commission expenses and other underwriting expenses, were $37.0 million in 2003 compared with $26.6 million in 2002. Our gross expense ratio in this segment was 30.2% in 2003 compared with 31.0% in 2002.

   The commission portion of our underwriting expense ratio was 17.1% in 2003 as compared with 18.3% in 2002. Commissions in 2002 were affected by amounts paid for the Empire renewal rights business, which amounted to $932,000 in 2002. There was no such expense in 2003. Additionally, in 2003 we negotiated lower commission rates with our producers and increased the volume of premiums in lines with lower commissions such as workers' compensation.

   The portion of the underwriting expense ratio represented by other underwriting expenses was 13.4% in 2003 and 13.1% in 2002. Improvement in this ratio in 2003 was due to operational efficiencies achieved through focused expense management, technological integration and realization of greater economies of scale. These benefits were partially offset in 2003 by increased expenses incurred in anticipation of the IPO, including additions to senior management, technology staff and consultants, and by the reclassification of New York State taxes to premium taxes, which are treated as other underwriting expenses.

   The net underwriting expenses and underwriting expense ratio were $1.1 million and 4.9%, respectively, in 2003 compared with $4.8 million and 18.9%, respectively, in 2002. These net underwriting expenses reflect the reduction of our gross expenses by the ceding commission revenues of $35.3 million in 2003 and $21.4 million in 2002. In addition, these net underwriting expenses are net of underwriting expense reimbursements that were made by TRM pursuant to an expense sharing agreement between TRM and TICNY. See "Business--Insurance Services Segment Results of Operations" for the amounts of underwriting expense reimbursements.

   Underwriting profits and combined ratio. The underwriting profit increased by 13.8% to $6.6 million in 2003 from $5.8 million in 2002. The net combined ratio was 70.6% in 2003 compared with 77.2% in 2002. The improvement in 2003 was primarily due to the increase in ceding commission revenue from increased ceded premiums and a lower ceded loss ratio, and from lower direct commission expense. These improvements were offset by an increase in losses incurred resulting from more severe winter weather in the Northeast region and slightly higher expenses incurred in anticipation of the IPO.

   The gross combined ratio was 91.1% in 2003 compared with 93.0% in 2002. The improvement in the gross combined ratio in 2003 from 2002 reflects reductions in both the gross loss ratio and the gross underwriting expense ratio.

   REINSURANCE SEGMENT RESULTS OF OPERATIONS

                                                FOR THE THREE MONTHS          FOR THE SIX MONTHS           FOR THE YEAR ENDED
                                                   ENDED JUNE 30,               ENDED JUNE 30,                DECEMBER 31,
                                             --------------------------   --------------------------   -------------------------
                                                 2005          2004           2005          2004
                                             (UNAUDITED)    (UNAUDITED)   (UNAUDITED)    (UNAUDITED)    2004      2003     2002
                                             -----------    -----------   -----------    -----------   ------    ------   ------
                                                                               ($ IN THOUSANDS)
REVENUES
 Premiums earned
   Gross premiums earned .................      $ 430          $ 311         $ 849         $  581      $1,299    $1,482   $1,638
   Less: Ceded premiums earned ...........        (33)           (43)          (67)           (81)       (162)     (906)    (986)
                                                -----          -----         -----         ------      ------    ------   ------
   Net premiums earned ...................        397            268           782            500       1,137       576      652
   Ceding commission revenue .............         --             --            --             --          --       294      473
 Total ...................................        397            268           782            500       1,137       870    1,125
                                                -----          -----         -----         ------      ------    ------   ------
EXPENSES
 Loss and loss adjustment expenses
   Gross loss and loss adjustment
 expenses ................................        200             80           (14)           300        (676)      782    2,543
   Less: Ceded loss and loss adjustment
 expenses ................................         16             11           512             --         (17)     (410)    (979)
                                                -----          -----         -----         ------      ------    ------   ------
   Net loss and loss adjustment expenses .        216             91           498            300        (693)      372    1,564
 Underwriting expenses
   Ceding commissions expense ............          5             25            13             27          44        63      345
   Other underwriting expenses ...........         32             85            71            104         204       148      155
                                                -----          -----         -----         ------      ------    ------   ------
 Total underwriting expenses .............         37            110            84            131         248       211      500
                                                -----          -----         -----         ------      ------    ------   ------
 UNDERWRITING PROFIT .....................      $ 144          $  67         $ 200         $   69      $1,582    $  287   $ (939)
                                                =====          =====         =====         ======      ======    ======   ======
 KEY MEASURES
 PREMIUMS WRITTEN
   Gross premiums written ................      $ 372          $ 626         $ 738         $  761      $1,600    $1,219   $1,474
   Less: Ceded premiums written ..........        (39)           (32)          (72)           (47)       (120)     (237)    (993)
                                                -----          -----         -----         ------      ------    ------   ------
   Net premiums written ..................      $ 333          $ 594         $ 666         $  714      $1,480    $  982   $  481
                                                =====          =====         =====         ======      ======    ======   ======
 LOSS RATIO
   Gross .................................       46.5%          25.7%         -1.6%         51.6%       -52.0%     52.8%   155.2%
   Net ...................................       54.4%          34.0%         63.7%          60.1%      -60.9%     64.7%   239.9%
 ACCIDENT YEAR LOSS RATIO
   Gross .................................       50.9%          21.2%         55.4%          51.8%        5.7%     58.6%    52.3%
   Net ...................................       55.2%          29.1%         60.1%          60.2%        6.5%     60.2%    70.1%
 UNDERWRITING EXPENSE RATIO
   Gross .................................        8.6%          35.3%          9.9%          22.5%       19.1%     14.3%    30.5%
   Net ...................................       9.33%          41.0%         10.8%          26.2%       21.8%    -14.4%     4.1%
 COMBINED RATIO
   Gross .................................       55.1%          61.0%          8.3%          74.2%      -33.0%     67.1%   185.7%
   Net ...................................       63.7%          74.9%         74.5%          86.2%      -39.1%     50.3%   244.0%


   Reinsurance Segment Results of Operations Three Months Ended June 30, 2005 and 2004

   Gross premiums. Gross premiums written, which are premiums assumed on an excess of loss basis on business produced by TRM for its issuing companies in the Insurance Service Segment, decreased by 40.6% to $372,000 for the three months ended June 30, 2005 as compared to $626,000 for the same period in 2004. This was due to a decrease in the premiums produced by TRM primarily due to certain policies in the more rating sensitive middle market and large lines programs renewing in the Insurance Segment, offset in part by higher premium rates.

   Net premiums. Net premiums written decreased 43.9% to $333,000 for the three months ended June 30, 2005 as compared to $594,000 for the same period in 2004 which was in line with the decrease in gross premiums written. However, net premiums earned increased by 48.1% to $397,000 for the three months ended June 30, 2005 as compared to $268,000 for the same period in 2004 as a result of a 38.3% increase in gross premiums earned. The increase in gross premiums earned resulted from an increase in premiums written in the later part of 2004 and a 23.3% reduction in ceded premiums earned.

   Loss and loss adjustment expenses and loss ratio. Gross loss and loss adjustment expenses were $200,000 for the three months ended June 30, 2005 as compared to $80,000 for the same period in 2004. Net losses were $216,000 for the three months ended June 30, 2005 as compared to $91,000 for the same period in 2004. The gross loss ratio was 46.5% in the second quarter of 2005 compared to 25.7% in the same period in 2004. The gross and net loss ratios in 2004 reflect a minor adjustment reducing ceded losses from a prior year treaty.

   Underwriting expenses and underwriting expense ratio. Underwriting expenses for the reinsurance segment are comprised of ceding commission expense paid to TRM's issuing companies and other third-party reinsurers to acquire premiums and this segment's allocated share of other underwriting expenses. Gross underwriting expenses decreased for the three months ended June 30, 2005 to $37,000 as compared to $110,000 for the same period in 2004. The net underwriting expense ratio decreased to 9.3% for the three months ended June 30, 2005 from 41.0% for the same period in 2004. The decrease in both the gross and net underwriting expense ratios was due to a lower ceding commission expense as only a small portion of the premiums pay a commission, and lower other underwriting expenses due to the reduced allocation of expenses which is based on premiums written in this segment in proportion to total premiums written.

   Underwriting profit and combined ratio. The underwriting profit from assumed reinsurance for the second quarter of 2005 was $144,000 compared to $67,000 for the second quarter of 2004. The net combined ratio was 63.7% for the second quarter of 2005 compared to 74.9% for the second quarter of 2004. The lower net combined ratio for the second quarter of 2005 resulted, primarily, from the lower net underwriting expense ratio as explained above.

   The gross combined ratio decreased to 55.1% for the second quarter of 2005 compared to 61.0% for the second quarter of 2004 due to a reduction in the gross underwriting expense ratio to 8.6% for the second quarter of 2005 compared to 35.3% for the second quarter of 2004. This was partially offset by an increase in the gross loss ratio to 46.5% for the second quarter of 2005 compared to 25.7% for the second quarter of 2004 as explained above.

   Reinsurance Segment Results of Operations Six Months Ended June 30, 2005 and 2004

   Gross premiums. Gross premiums written decreased by 3.0% to $738,000 for the six months ended June 30, 2005 as compared to $761,000 for the same period in 2004. This was due to the decrease in the premiums produced by TRM for its issuing companies primarily due to certain policies in the more rating sensitive middle market and large lines programs renewing in the Insurance Segment offset in part by higher premium rates.

   Net premiums. Net premiums written decreased 6.7% to $666,000 for the six months ended June 30, 2005 as compared to $714,000 for the same period in 2004 which was in line with the decrease in gross premiums written. However, net premiums earned increased by 56.4% to $782,000 for the six months ended
June 30, 2005 as compared to $500,000 for the same period in 2004 as a result of a 46.1% increase in gross premiums earned. The increase in gross premiums earned resulted from an increase in premiums written in the later part of 2004 and a 17.3% reduction in ceded premiums earned.

   Loss and loss adjustment expenses and loss ratio. Gross loss and loss adjustment expenses were a negative $14,000 for the six months ended June 30, 2005 as compared to $300,000 for the same period in 2004. Net losses were $498,000 for the six months ended June 30, 2005 as compared to $300,000 for the same period in 2004. The gross loss ratio was a negative 1.6% in the first six months of 2005 compared to

51.6% in the same period in 2004 due to a favorable prior year loss reserve development of $478,000 which fully offset gross accident year losses. The net loss ratio of 63.7% in the first six months of 2005 reflects a slight amount of adverse development that added 3 points to the calendar year loss ratio that is otherwise comparable to 61.0% in the same period of 2004 and in line with our expectation.

   Underwriting expenses and underwriting expense ratio. Gross underwriting expenses decreased for the six months ended June 30, 2005 to $84,000 as compared to $131,000 for the same period in 2004. Our net underwriting expense ratio decreased to 10.8% for the six months ended June 30, 2005 from 26.2% for the same period in 2004. The decrease in both the gross and net underwriting expense ratios was due to lower ceding commission expenses and other underwriting expenses in the first six months of 2005 compared to the same period in 2004 due to the reduced allocation of expenses to the reinsurance statement.

   Underwriting profit and combined ratio. The underwriting profit from assumed reinsurance for the first six months of 2005 was $200,000 compared to $69,000 for the same period of 2004. The net combined ratio was 74.5% for the first six months of 2005 compared to 86.2% for the same period of 2004. The lower net combined ratio for the first six months of 2005 was the result of a lower net underwriting expense ratio as explained above.

   The gross combined ratio decreased to 8.3% for the first six months of 2005 compared to 74.2% for the same period of 2004 due to the negative gross loss ratio of 1.6% for the first six months of 2005 compared to a positive 51.6% gross loss ratio for the same period of 2004 as explained above. In addition, the gross underwriting expense ratio decreased to 9.9% for the first six months of 2005 compared to 22.5% for the same period of 2004 due to lower ceding commission expenses and other underwriting expenses in the first six months of 2005 compared to the same period in 2004.

   Reinsurance Segment Results of Operations -- 2004 Compared to 2003

   Gross premiums. Gross premiums written increased by 31.3% to $1.6 million in 2004 as compared to $1.2 million in 2003. The increase was due to an increase in the premiums produced by TRM's issuing companies as well as higher rates charged on reinsurance assumed from these issuing companies. In 2003 our reinsurance assumed was converted from a pro rata reinsurance basis to an excess of loss basis, which significantly reduced the amount of premiums assumed although treaties written in 2002 still contributed somewhat to gross earned premiums in 2003.

   Ceded premiums earned decreased by 82.1% to $162,000 in 2004 compared to $906,000 in 2003 because we no longer cede premiums in this segment to our quota share treaty reinsurers.

   Net premiums written increased 50.7% to $1.5 million compared with $1.0 million in 2003 due to the increase in gross premiums written. Net premiums earned increased by 97.4% to $1.1 million in 2004 as compared with $0.6 million in 2003 as a result of the increase in net written premiums and the discontinuation of ceding premiums to our quota share treaty reinsurers.

   Loss and loss adjustment expenses and loss ratio. The gross and net loss and loss adjustment expenses in 2004 were a benefit of $0.7 million compared to a $0.8 million and $0.4 million expense, respectively, in 2003. Our gross and net loss ratios were negative 52.0% and negative 60.9%, respectively, in 2004 compared to 52.8% and 64.7% in 2003. The improvement in the loss ratios in 2004 resulted from the full conversion of the current treaties to an aggregate excess of loss basis with improved pricing on the current treaties, improvement in the loss experience of the underlying business and favorable development of prior years' reserves of $0.7 million.

   Underwriting expenses and underwriting expense ratios. Underwriting expenses for the reinsurance segment are comprised of ceding commission expense paid to TRM's issuing companies and other third-party reinsurers to acquire the ceded premium and this segment's allocated share of our other underwriting expenses. Gross underwriting expenses in 2004 increased to $248,000 as compared to $211,000 in 2003 primarily as a result of the increase in gross premiums written which is the basis of the other underwriting expense allocation to this segment. Our net underwriting expense ratio increased to 21.8% in 2004 compared to a negative 14.4% in 2003. The negative underwriting expense ratio in 2003 resulted from ceding commission revenue earned in 2003 on premiums ceded under our 2002 quota share treaty, which exceeded the underwriting expenses incurred.

   Underwriting profit and combined ratio. The underwriting profit from assumed reinsurance in 2004 was $1.6 million compared to $0.3 million in 2003. The net combined ratio was a negative 39.1% in 2004 compared to 50.3% in 2003. The net combined ratio in 2004 was the result of the negative net loss ratio as explained above.

   The gross combined ratio decreased to a negative 33.0% in 2004 compared to 67.1% in 2003 due to a reduction in the gross loss ratio to negative 52.0% in 2004 compared to 52.8% in 2003. This was offset by an increase in the gross underwriting expense ratio to 19.1% in 2004 compared to 14.3% in 2003 due to increased gross written premiums which is the basis for the allocation of underwriting expenses to this segment.

   Reinsurance Segment Results of Operations -- 2003 Compared to 2002

   Premiums. Gross premiums written decreased by 17.3% to $1.2 million from $1.5 million in 2002. Gross premiums earned decreased by 9.5% in 2003 to $1.5 million as compared with $1.6 million in 2002. We ceded 19.4% and 67.4% of the gross reinsurance premiums written in 2003 and 2002 to our quota share reinsurance treaty, which also reinsured our insurance segment. After the effects of reinsurance, net premiums written increased by 104.2% to $1.0 million in 2003 from $481,000 in 2002. Net premiums earned decreased by 11.7% to $576,000 in 2003 from $652,000 in 2002.

   Loss and loss adjustment expenses and loss ratio. Gross and net losses and loss adjustment expenses were $782,000 and $372,000, respectively, in 2003, compared with $2.5 million and $1.6 million, respectively, in 2002. Our gross and net loss ratios were 52.8% and 64.7%, respectively, in 2003, compared with 155.2% and 239.9%, respectively, in 2002.

   The gross and net loss ratios improved significantly in 2003 as a result of minimal adverse development ($25,000) and improvements in the underlying assumed business produced by TRM due to significant rate increases and re-underwriting that began in 2001. The gross and net loss ratios in 2002 were primarily affected by adverse loss development from accident years prior to 2001. The adverse loss reserve development was $1.1 million in 2002. Prior to 2001, 100% of the gross premiums were retained, whereas in 2002, 32.6% of the gross premiums were retained. For this reason, 100% of the adverse development from accident years prior to 2001 adversely affected our gross and net results. Due to the reduced net earned premium base resulting from ceding assumed premiums from 2002, however, our net results were affected more significantly due to this adverse loss development as indicated by the higher net loss ratios. The accident year gross and net loss ratios that exclude the effects of adverse development from prior years were 58.6% and 60.2%, respectively, for 2003 and 52.3% and 70.1%, respectively, for 2002.

   Underwriting expenses and underwriting expense ratios. The ceding commission revenue earned on the assumed business reduced gross underwriting expenses. As a result, TICNY incurred gross and net underwriting expense ratios of 14.3% and negative 14.4%, respectively, in 2003 and 30.5% and 4.1% respectively in 2002. The negative underwriting expense ratios in 2003 resulted from ceding commission revenue earned in 2003 on premiums ceded under our 2002 quota share treaty, which exceeded the underwriting expenses incurred.

   Underwriting profit/losses and combined ratio. The underwriting profit from assumed reinsurance, which reflects our underwriting results on a net basis after the effect of ceded reinsurance, was $287,000 in 2003 compared with an underwriting loss of $939,000 in 2002. The net combined ratio was 50.3% in 2003 compared with 244.0% in 2002. The underwriting profit in 2003 resulted from the absence of adverse loss development, favorable net accident year loss ratio and a negative net underwriting expense ratio due to the minimal expenses, which were further reduced by the effect of ceding commission revenue.

   The gross combined ratio improved significantly to 67.1% in 2003 compared with 185.7% in 2002. The improvement in the gross combined ratio in 2003 was due to minimal adverse loss development, a favorable accident year loss ratio and minimal ceding commission expense. The gross combined ratio in 2002 was high primarily due to the effects of continued adverse development from prior accident years.

   INSURANCE SERVICES SEGMENT

                                              FOR THE THREE MONTHS          FOR THE SIX MONTHS            FOR THE YEAR ENDED
                                                 ENDED JUNE 30,               ENDED JUNE 30,                 DECEMBER 31,
                                           --------------------------   --------------------------   ----------------------------
                                               2005          2004           2005          2004
                                           (UNAUDITED)    (UNAUDITED)   (UNAUDITED)    (UNAUDITED)     2004      2003       2002
                                           -----------    -----------   -----------    -----------   -------    -------   -------
                                                                              ($ IN THOUSANDS)
REVENUE
Direct commission revenue from managing
 general agency ........................      $2,166        $ 3,595       $ 4,691        $ 5,052     $11,546    $ 7,984   $ 4,693
Claims administration revenue ..........       1,097            846         2,150          1,715       4,105      3,746     4,495
Reinsurance intermediary fees (1) ......          79            240           282            438         730      1,100     3,240
TOTAL REVENUES .........................           6             --            11             --           8         --        --
                                              ------        -------       -------        -------     -------    -------   -------
EXPENSES ...............................       3,348          4,681         7,134          7,205      16,389     12,830    12,428
                                              ------        -------       -------        -------     -------    -------   -------
Direct commissions expense paid to
 producers .............................       1,174          2,487         2,385          3,437       7,432      5,394     3,361
Other insurance services expenses (2) ..         455          1,061           940          1,361       2,987      2,247     1,608
Claims expense reimbursement to TICNY ..       1,091            840         2,141          1,642       4,019      3,648     4,399
                                              ------        -------       -------        -------     -------    -------   -------
TOTAL EXPENSES .........................       2,720          4,388         5,466          6,440      14,438     11,289     9,368
                                              ======        =======       =======        =======     =======    =======   =======
INSURANCE SERVICES PRE-TAX INCOME
 (LOSS) ................................      $  628        $   293       $ 1,668        $   765     $ 1,951    $ 1,541   $ 3,060
                                              ======        =======       =======        =======     =======    =======   =======
Premiums produced by TRM on behalf of
 issuing companies .....................      $8,431        $18,517       $16,875        $25,004     $53,445    $39,494   $24.330
                                              ======        =======       =======        =======     =======    =======   =======

---------------
(1) The reinsurance intermediary fees include commissions earned for placement of reinsurance on behalf of TICNY.
(2) Consists of underwriting expenses reimbursed to TICNY pursuant to an expense sharing agreement.

   INSURANCE SERVICES SEGMENT RESULTS

   Insurance Services Segment Results of Operations Three Months Ended June 30, 2005 and 2004

   Total revenues. Total revenues for the insurance services segment were $3.3 million for the three months ended June 30, 2005 as compared with $4.7 million for the same period in 2004. The principal components of total revenues for our insurance services segment are direct commission revenue, claims administration revenue and reinsurance intermediary fees. The decrease in total revenues was primarily due to direct commission revenue that decreased by 39.7% to $2.2 million for the second quarter of 2005 compared to $3.6 million for the second quarter of 2004 which is discussed below. Reinsurance intermediary fees decreased by 67.1% to $79,000 in the second quarter of 2005 compared to $240,000 in the same period of last year primarily as a result of the reduction of the ceding percentage under our quota share treaty. Claims administration revenue increased by 29.7% to $1.1 million for the second quarter of 2005 as compared to $0.8 million for the second quarter of 2004. Premiums produced during the second quarter of 2005 on business subject to the renewal rights agreement with OneBeacon amounted to $0.9 million. New business produced through former OneBeacon producers that we appointed in consequence of the renewal rights transaction amounted to $0.2 million during the second quarter of 2005.

   Direct commission revenue is dependent upon the premiums and losses on business produced by TRM on behalf of its issuing companies. For the second quarter of 2005 direct commission revenues decreased by 39.7% to $2.2 million compared to $3.6 million for the second quarter of 2004 as a result in the 54.5% decrease in premiums produced by TRM due to the rating upgrade in TICNY from A.M. Best to "A-" (Excellent) from "B++" (Very Good), resulting in certain policies in the more rating sensitive large lines and middle market programs in our Insurance Services Segment renewing in the Insurance Segment. In addition, TRM's direct commission income in the second quarter of 2005 was reduced by $113,000 resulting from unfavorable loss development on the premiums produced in prior years. The effect of the decrease in premiums produced on direct commission revenue was offset by an increase in the composite commission rate that increased to approximately 25.7% for the second quarter of 2005 compared to 19.4% for the second quarter of 2004 due, primarily, to a greater mix of premiums in the small and middle market programs that carry a higher commission rate.

   Direct commission expense. TRM's direct commission expense rate was 13.9% for the second quarter of 2005 compared to 13.4% for the second quarter of 2004. This was due to a 15% increase in premiums produced in the small business program.

   Other insurance services expenses. The amount of reimbursement for underwriting expenses by TRM to TICNY in the second quarter of 2005 was $0.5 million as compared to $1.1 million in the second quarter of 2004. The decrease resulted from the decrease in premiums produced.

   Claims expense reimbursement. The amount of reimbursement by TRM for claims administration pursuant to the terms of the expense sharing agreement with TICNY in the second quarter of 2005 was $1.1 million as compared to $0.8 million in the second quarter of 2004 due to an increase in the number of claims handled.

   Pre-tax income. Pre-tax income in the second quarter of 2005 increased by 114.3% to $0.6 million as compared to $0.3 million in the second quarter of 2004 due to the increase in direct commission revenue rate.

   Insurance Services Segment Results of Operations Six Months Ended June 30, 2005 and 2004

   Total revenues. Total revenues for the insurance services segment were $7.1 million for the six months ended June 30, 2005 as compared with $7.2 million for the same period in 2004. The decrease in total revenues was primarily due to direct commission revenue that decreased by 7.1% to $4.7 million for the first six months of 2005 compared to $5.1 million for the same period of 2004 and reinsurance intermediary fees decreased by 35.6% to $282,000 in the first six months of 2005 compared to $438,000 in the same period of last year due to the reduction in the quota share treaty ceding percentages. Claims administration revenue increased by 25.4% to $2.2 million for the first six months of 2005 as compared to $1.7 million for the same period last year. Premiums produced during the first six months of 2005 on business subject to the renewal rights agreement with OneBeacon amounted to $3.2 million. New business produced through former OneBeacon producers that we appointed in consequence of the renewal rights transaction amounted to $0.8 million during the first six months of 2005.

   For the first six months of 2005 direct commission revenues decreased by 7.1% to $4.7 million compared to $5.1 million for the same period last year as a result in the 32.5% decrease in premiums produced by TRM partially offset by additional commission income of $378,000 resulting from favorable loss development on the premiums produced in prior periods. Premiums produced by TRM decreased by 32.5% to $16.9 million in the first six months of 2005 as compared to $25.0 million in the same period last year resulting primarily from the rating upgrade in TICNY resulting in certain rating sensitive policies in the large and middle market programs renewing in the Insurance Segment. The composite commission revenue rate increased to 27.8% for the first six months of 2005 compared to 20.2% for the same period in 2004 due to the greater mix of premiums produced in the small and middle market programs that carry a higher commission rate.

   Direct commission expense. TRM's direct commission expense rate was 14.1% for the first six months of 2005 compared to 13.7% for the same period last year. This was due to the 31% increase in TRM's small market program and a 24% increase in its middle markets program for the first six months of 2005. The small and middle market programs carry a higher commission rate than the large market program.

   Other insurance services expenses. The amount of reimbursement for underwriting expenses by TRM to TICNY in the first six months of 2005 was $0.9 million as compared to $1.4 million in the same period last year. The decrease resulted from the 32.5% decrease in premiums produced.

   Claims expense reimbursement. The amount of reimbursement by TRM for claims administration pursuant to the terms of the expense sharing agreement with TICNY in the first six months of 2005 was $2.1 million as compared to $1.6 million in the same period last year due to an increase in the number of claims handled.

   Pre-tax income. Pre-tax income in the first six months of 2005 increased by 118.0% to $1.7 million as compared to $0.8 million in the same period last year due to the additional direct commission income on premiums produced in prior years and an increase in the direct commission revenue rate on premiums produced in the current year.

   Insurance Services Segment Results of Operations -- 2004 Compared to 2003

   Total Revenues. Total revenues in 2004 increased by 27.7% for the insurance services segment to $16.4 million compared to $12.8 million in 2003. The increase in total revenue was primarily due to direct commission revenue that increased by 44.6% to $11.5 million in 2004 as compared to $8.0 million in 2003 and claims administration revenue that increased by 9.6% to $4.1 million in 2004 from $3.7 million in 2003. The increase in revenue from direct commission revenue and claims administration revenue was offset by a reduction in reinsurance intermediary fees, which decreased by 33.6% to $0.7 million in 2004 as compared with $1.1 million in 2003. The reduction in reinsurance intermediary fees was primarily a result of lower ceded premiums in the insurance segment in 2004 and additional reinsurance intermediary fees recorded in 2003 pertaining to reinsurance arrangements in 2002.

   Direct commission revenue is dependent upon the premiums and losses on business produced by TRM on behalf of its issuing companies. In 2004, direct commission revenues increased as a result of increases in premiums produced by TRM and in the commission rate. Premiums produced by TRM increased by 35.3% to $53.4 million in 2004 as compared to $39.5 million in 2003 resulting primarily from increases in premiums produced in the middle market and small business overflow programs. The composite commission revenue rate increased to 21.6% in 2004 from 20.2% in 2003 due to growth in the middle market program, which carries a higher commission rate, to $18.8 million of premiums produced in 2004 compared to $7.7 million in 2003. Additionally, due to a lower loss ratio on the business placed by TRM, additional commissions of $0.2 million were earned in 2004.

   Direct commission expense. TRM's direct commission expense rate in 2004 was 13.9% compared to 13.7% in 2003. This was due to an increase in the small business overflow program to $9.9 million of premiums produced in 2004 from $6.7 million of premiums produced in 2003. The small business overflow program has a higher commission rate.

   Other insurance services expense. The amount of reimbursement for underwriting expenses by TRM to TICNY in 2004 was $3.0 million as compared to $2.2 million in 2003. The increase resulted from the increase in premiums produced.

   Claims expense reimbursement. The amount of reimbursement by TRM for claims administration pursuant to the terms of the expense sharing agreement in 2004 was $4.0 million compared with $3.6 million in 2003 due to an increase in the number of claims handled.

   Pre-tax income. Pre-tax income in 2004 increased by 26.6% to $2.0 million as compared to $1.5 million in 2003. The increase was due to the 44.6% increase in direct commission revenue that was partially offset by a 27.9% increase in expenses for 2004 compared to 2003.

   Insurance Services Segment Results of Operations -- 2003 Compared to 2002

   Total revenues for the insurance services segment were $12.8 million in 2003, compared with $12.4 million in 2002, as an increase in reinsurance commission revenue was offset by decreases in claims administration revenue and reinsurance intermediary fees.

   Direct commission revenue from TRM's operation in 2003 was $8.0 million, compared with $4.7 million in 2002. The composite commission revenue rate was 20.2% in 2003 compared to 19.3% in 2002 on premiums produced by TRM on behalf of its issuing companies of $39.5 million in 2003 and $24.3 million in 2002. The increase in direct commission revenue in 2003 reflects improved operating results due to increased profitability of the underlying business, improved reinsurance market conditions and the introduction of TRM's small business overflow program. See "Business--Insurance Services Segment Products and Services."

   TRM generated $1.1 million and $3.7 million in reinsurance intermediary and claims administration revenues, respectively, in 2003, compared with $3.2 million and $4.5 million, respectively, in 2002. TRM's reinsurance intermediary fees in 2002 were higher than 2003 due to an additional one-time intermediary fee in 2002. Claims administration revenue was mostly offset by an approximately equal amount of claims expense allocated to TRM in 2002 and 2003 under an expense sharing agreement with TICNY, with the exception of $259,000 that was earned in the aggregate in those years for arranging claims administration services for self-insureds and other work unrelated to the premiums underwritten for TRM's issuing companies.

   TRM's average commission rate paid to its producers was 13.8% in 2002 and 13.7% in 2003. Commissions paid to producers were $5.4 million in 2003, compared with $3.4 million in 2002.

   The amount of this reimbursement for underwriting expenses was $2.2 million in 2003 compared with $1.6 million in 2002. Claims expenses reimbursed by TRM were $3.6 million in 2003 compared with $4.4 million in 2002.

   Our insurance services pre-tax income for TRM was $1.5 million in 2003, compared with $3.1 million in 2002.

INVESTMENTS

   We classify our investments in fixed maturity securities as available for sale and report these securities at their estimated fair values based on quoted market prices or a recognized pricing service. Changes in unrealized gains and losses on these securities are reported as a separate component of comprehensive net income, and accumulated unrealized gains and losses are reported as a component of accumulated other comprehensive net income in stockholders' equity. Realized gains and losses are charged or credited to income in the period in which they are realized.

   The aggregate fair market value of our invested assets as of December 31, 2004 was $228.4 million. As of that date, our fixed maturity securities had a fair market value of $224.5 million and amortized cost of $223.6 million. The equity securities had a fair value of $2.5 million and a cost of $1.8 million. Our common trust securities -- statutory business trusts had a fair value and equity value of $1.4 million.

   The following table provides a breakdown of the amortized cost, aggregate fair value and unrealized gains and losses by investment type as of December 31, 2004 and December 31, 2003.

                                                                          AS OF DECEMBER 31,
                                             ---------------------------------------------------------------------------
                                                             2004                                   2003
                                             -----------------------------------    ------------------------------------
                                              COST OR     AGGREGATE   UNREALIZED     COST OR                  UNREALIZED
                                             AMORTIZED      FAIR        GAINS/      AMORTIZED    AGGREGATE      GAINS
                                                COST        VALUE      (LOSSES)       COST      FAIR VALUE     (LOSSES)
                                             ---------    ---------   ----------    ---------   ----------    ----------
CATEGORY                                                                   ($ IN THOUSANDS)
--------
U.S. Treasury securities .................    $  1,818    $  1,784      $  (34)      $ 1,840      $ 1,783       $  (57)
U.S. Agency securities ...................      19,640      19,636          (4)        5,512        5,738          226
Corporate fixed maturity securities ......      48,898      49,381         483        13,978       14,415          437
Mortgage-backed securities ...............      64,116      64,159          43        19,429       19,756          327
Asset-backed securities ..................      12,443      12,473          30         2,234        2,242            8
Other taxable fixed maturity securities ..         250         243          (7)          250          236          (14)
Municipal securities .....................      76,397      76,847         450        10,022       10,375          353
Preferred stocks .........................         113         117           4           163          167            4
Common stocks ............................       1,714       2,368         654         1,714        2,017          303
Common trust securities -- statutory
  business trusts.........................       1,426       1,426          --           620          620           --
                                              --------    --------      ------       -------      -------       ------
 Total ...................................    $226,815    $228,434      $1,619       $55,762      $57,349       $1,587
                                              ========    ========      ======       =======      =======       ======

   The following table presents information regarding our invested assets that were in an unrealized loss position at December 31, 2004 by amount of time in a continuous unrealized loss position.

                                              LESS THAN 12 MONTHS      12 MONTHS OR LONGER             TOTAL
                                             ----------------------   ---------------------   ----------------------
                                               FAIR      UNREALIZED     FAIR     UNREALIZED     FAIR      UNREALIZED
                                               VALUE        LOSS       VALUE        LOSS        VALUE        LOSS
                                             --------    ----------   -------    ----------   --------    ----------
CATEGORY                                                                 ($ IN THOUSANDS)
--------
U.S. Treasury securities .................   $     --      $  --      $ 1,252      $ (40)     $  1,252      $ (40)
U.S. Agency securities ...................     15,425        (79)          --         --        15,425        (79)
Corporate fixed maturity securities ......     22,777       (166)       1,495        (95)       24,272       (261)
Mortgage-backed securities ...............     42,172       (363)       5,312        (57)       47,484       (420)
Asset-backed securities ..................      3,216        (33)         247         (3)        3,463        (36)
Municipal securities .....................     24,150       (118)       2,077        (36)       26,227       (154)
                                             --------      -----      -------      -----      --------      -----
 Total temporarily impaired securities ...   $107,740      $(759)     $10,383      $(231)     $118,123      $(990)
                                             ========      =====      =======      =====      ========      =====

LIQUIDITY AND CAPITAL RESOURCES

   SOURCES AND USES OF FUNDS

   We are organized as a holding company with two operating company subsidiaries, TICNY and TRM. The holding company's principal liquidity needs include interest on debt, income taxes and stockholder dividends. The holding company's principal sources of liquidity include dividends from TICNY and TRM and other permitted payments from our subsidiaries, as well as financing through borrowings and sales of securities.

   Under New York law, TICNY is limited in the amount of dividends it can pay to Tower. Under New York law, TICNY may pay dividends to Tower only out of statutory earned surplus. In addition, the New York Insurance Department must approve any dividend declared or paid by TICNY that, together with all dividends declared or distributed by TICNY during the preceding twelve months, exceeds the lesser of (1) 10% of TICNY's policyholders' surplus as shown on its latest statutory financial statement filed with the New York State Insurance Department or (2) 100% of adjusted net investment income during the preceding twelve months. TICNY paid approximately $850,000, $364,000 and $1,555,000 in dividends to Tower in 2004, 2003, and 2002, respectively. As of June 30, 2005, the maximum distribution that TICNY could pay without prior regulatory approval was approximately $1.5 million.

   The Massachusetts Commissioner of Insurance must be provided prior notice before the payment of any dividend declared by TNIC. In addition, TNIC may not pay any dividend that, together with all dividends declared or distributed by TNIC during the preceding twelve months, excluding pro rata distributions of any class of the TNIC's own securities, that exceeds the greater of (1) 10% of TNIC's policyholders' surplus as of the next preceding December 31 or (2) TNIC's net income for the twelve month period ending the next preceding December 31, until thirty days after the Commissioner has received notice of the intended dividend and not objected in such time. Because TNIC has not yet commenced insurance operations it has no positive retained earnings (or unassigned surplus) and therefore it many not pay dividends at this time without the approval of the Massachusetts Commissioner of Insurance

   TRM is not subject to any limitations on its dividends to Tower, other than the basic requirement that dividends may be declared or paid if the net assets of TRM remaining after such declaration or payment will at least equal the amount of TRM's stated capital. TRM paid a dividend of $860,000 to Tower in 2002 but did not pay any dividends to us in 2004 or 2003.

   Pursuant to a Tax Allocation Agreement, dated as of January 1, 2001, by and among Tower, TICNY and TRM, we compute and pay Federal income taxes on a consolidated basis. At the end of each consolidated return year, TICNY and TRM each must compute and pay to Tower its share of the Federal income tax liability primarily based on separate return calculations. The tax allocation agreement with TICNY and TRM allows Tower to make certain Code elections in the consolidated Federal tax return. In the event such Code elections are made, any benefit or liability is accrued or paid by TICNY and TRM. If a unitary or combined state income tax return is filed, each entity's share of the liability is based on the methodology required or established by state income tax law or, if none, the percentage of each entity's separate income or tax divided by the total separate income or tax reported on the return. During 2004, TICNY paid $4.1 million and TRM paid $0.8 million to Tower under this agreement.

   SURPLUS LEVELS

   TICNY is required by law to maintain a certain minimum level of policyholders' surplus on a statutory basis. Policyholders' surplus is calculated by subtracting total liabilities from total assets. The NAIC maintains risk based capital ("RBC") requirements for property and casualty insurance companies. RBC is a formula that attempts to evaluate the adequacy of statutory capital and surplus in relation to investments and insurance risks. The formula is designed to allow the New York Insurance Department to identify potential weakly capitalized companies. Under the formula, a company determines its "risk-based capital" by taking into account certain risks related to the insurer's assets (including risks related to its investment portfolio and ceded reinsurance) and the insurer's liabilities (including underwriting risks related to the nature and experience of its insurance business). Applying the RBC requirements as of December 31, 2004, TICNY's risk-based capital exceeded the minimum level that would trigger regulatory attention. In addition to monitoring RBC to ensure regulatory compliance, we monitor various financial ratios, including gross and net premiums written to surplus ratios. Capital contributions to TICNY were $98.0 million and $17.1 in 2004 and 2003, respectively, and none in 2002.

   The statutory surplus that we are required to maintain varies depending on the type and amount of revenue that is derived. The statutory surplus requirements are based upon various capital adequacy tests and ratios established by rating agencies and insurance regulators. Statutory surplus requirements are greater for net premiums earned than for premiums that we cede or transfer to reinsurers. Non-risk bearing revenues that are generated primarily from TRM do not require us to maintain any surplus, except capital necessary to meet TRM's operating expenses. For these reasons, throughout our history before the October 2004 IPO we attempted to reduce our statutory surplus requirement by limiting our net retention of premiums while emphasizing ceding commissions and non-risk bearing revenues from TRM.

   CASH FLOWS

   The primary sources of cash flow in TICNY are gross premiums written, reinsurance commissions from our quota share reinsurers, loss payments by our reinsurers, investment income and proceeds from the sale or maturity of investments. Funds are used by TICNY for ceded premium payments, which are paid on a net basis after subtracting losses paid on reinsured claims and reinsurance commissions. TICNY also uses funds for loss payments and loss adjustment expenses on our net business, commissions to producers, salaries and other underwriting expenses as well as to purchase investments and to pay dividends to Tower. TRM's primary sources of cash are premiums produced on behalf of issuing companies and commission and fee income. TRM's primary uses of cash are premium payments and fees to issuing companies, net of paid losses and commission income, commissions to producers and expenses reimbursed to TICNY under an expense sharing agreement.

   Our reconciliation of net income to cash provided from operations is generally influenced by the collection of premiums in advance of paid losses, the timing of reinsurance and issuing company settlements and the timing of our loss payments.

   Comparison of Cash Flows -- Three Months and Six Months Ended June 30, 2005 and 2004

   Cash flows. Cash flow needs at the holding company level are primarily for dividends to our stockholders and interest payments on our $47.4 million of subordinated debentures. For the three months ended June 30, 2005 net cash provided by operating activities was $33.2 million compared to $18.3 million for the same period in 2004. The increase in net cash provided by operations for the three months ended June 30, 2005 resulted primarily from an increase in collected premiums as a result of the growth in gross premiums written and the reduction in the quota share reinsurance ceding percentage to 25% in 2005 from 60% in 2004.

   For the six months ended June 30, 2005, net cash provided by operating activities was $61.5 million compared to $45.5 million for the same period last year. The increase in net cash provided by operations resulted primarily from an increase in collected premiums as a result of the growth in gross premiums written and the reduction in the quota share reinsurance ceding percentage to 25% in 2005 from 60% in 2004. The $45.5 million in net cash provided by operations in the first six months of 2004 was significantly impacted by an increase in funds withheld as collateral for reinsurance recoverables of $20.6 million and the collection of $15.7 million of cash for cancelled reinsurance

   The operating subsidiaries' primary sources of cash are net premiums received, commission and fee income, net investment income and proceeds from the sale and redemption of both equity and fixed-maturity investments. Cash is used to pay claims, commissions and operating expenses, to purchase investments and to pay dividends to the holding company. TICNY is subject to significant regulatory restrictions limiting its ability to declare and pay dividends. As of June 30, 2005, the maximum amount of distributions that TICNY could pay to its parent without approval of the New York Insurance Department was $1.5 million. Because TNIC has not yet commenced insurance operations it has no positive retained earnings (or unassigned surplus) and therefore it may not pay dividends at this time without the approval of the Massachusetts Commissioner of Insurance.

   Comparison of Cash Flows -- Years Ended December 31, 2004 and 2003

   For the year ended December 31, 2004 net cash provided by operating activities was $76.1 million compared to operating cash flow of $22.7 million in 2003. The increase in net cash provided by operations in 2004 resulted from an increase in collected premiums as a result of the growth in gross premiums and the reduction in the effective quota share reinsurance ceding percentage from 77.2% in 2003 to 41.6% in 2004, an increase of $29.2 million in funds withheld as collateral for reinsurance recoverable and a $15.7 million collection of a receivable for cancelled reinsurance.

   Net cash used by investing activities was $177.0 million for the year ended December 31, 2004, compared to $19.0 million in 2003 due principally to the investment of $98.0 million of IPO proceeds contributed to and invested by TICNY and cash provided by operations.

   Cash flows from financing activities for 2004 of $125.7 million included $107.8 million of net proceeds from the IPO and concurrent private placement in the fourth quarter of 2004 and $26.0 million in net proceeds from the issuance of subordinated debentures in connection with offerings of trust preferred securities in December, 2004. In 2004, we repaid $5.6 million of notes payable and redeemed all of our Series A cumulative redeemable preferred shares for $3.0 million. Additionally, we collected our employee notes receivable balance of $1.4 million before December 31, 2004. We paid stockholder dividends of $1.2 million and $1.8 million in 2004 and 2003, respectively.

   Comparison of Cash Flows -- Years Ended December 31, 2003 and 2002

   Net cash provided by operating activities was $22.7 million for the year ended December 31, 2003, a 120.6% increase from $10.3 million for 2002, which was a 38.5% decrease from $16.8 million for 2001. The increase in net cash provided by operations in 2003 resulted from an increase in premiums produced by TRM, improved underwriting profitability in our insurance segment and the retention, as funds withheld, of amounts due to reinsurers to provide collateral for reinsurance recoverables. Additionally, operating cash flow increased due to the commutation of the reinsurance contract with PMA Reinsurance Company and increased investment income from a larger investment portfolio.

   Net cash used by investing activities was $19.0 million for the year ended December 31, 2003, compared to $19.0 million for 2002.

   Cash flows from financing activities in 2003 included $6.0 million from the issuance of notes payable under a credit agreement in February and December and $20.0 million net proceeds from the issuance of subordinated debentures in connection with offerings of trust preferred securities in May and September. In 2003, we repaid $413,000 of notes payable and contributed $17.1 million to TICNY (of which $10.0 million was used to repay a $10.0 million surplus note). The Company paid stockholder dividends of $1.8 million in 2003 and repurchased 92,567 shares of our common stock for an aggregate purchase price of $514,260.

   LIQUIDITY

   We maintain sufficient liquidity to pay claims, operating expenses and meet our other obligations. We held $55.2 million and $30.3 million of cash and cash equivalents at December 31, 2004 and 2003, respectively, of which $34.9 and $9.4 million, respectively, were of short-term duration of less than ninety days and were recorded as cash equivalents on the balance sheet. We monitor our expected claims payment needs and maintain a sufficient portion of our invested assets in cash and cash equivalents to enable us to fund our claims payments without having to sell longer-duration investments. As of December 31, 2004, cash and cash equivalents greatly exceeded the estimated $13.4 million of loss reserves as of that date that we expected to pay within the next year. As necessary, we adjust our holdings of short-term investments and cash and cash equivalents to provide sufficient liquidity to respond to changes in the anticipated pattern of claims payments. See "Business-- Investments."

   COMMITMENTS

   The following table summarizes information about contractual obligations and commercial commitments. The minimum payments under these agreements as of December 31, 2004 were as follows:

                                                                PAYMENTS DUE BY PERIOD
                                                        -------------------------------------
                                                         LESS
                                                         THAN       1-3       4-5     AFTER 5
                                              TOTAL     1 YEAR     YEARS     YEARS     YEARS
                                             -------    -------   -------    ------   -------
                                                             ($ IN THOUSANDS)
Subordinated debentures ..................   $47,426    $    --   $    --    $   --   $47,426
Operating lease obligations ..............     4,682      1,412     2,750       520        --
Net loss reserves ........................    36,949     13,403    13,012     6,439     4,095
                                             -------    -------   -------    ------   -------
Total contractual obligations ............   $89,057    $14,815   $15,762    $6,959   $51,521
                                             =======    =======   =======    ======   =======

   The net loss reserves payments due by period in the table above are based upon the loss and loss expense reserves estimates as of December 31, 2004 and actuarial estimates of expected payout patterns by line of business. As a result, our calculation of loss reserve payments due by period is subject to the same uncertainties associated with determining the level of reserves and to the additional uncertainties arising from the difficulty of predicting when claims (including claims that have not yet been reported to us) will be paid. For a discussion of our reserving process. See "Business--Loss and Loss Adjustment Expense Reserves." Actual payments of loss and loss adjustment expenses by period will vary, perhaps materially, from the above table to the extent that current estimates of loss reserves vary from actual ultimate claims amounts and as a result of variations between expected and actual payout patterns. See "Risk Factors--Risks Related to Our Business--If our actual loss and loss adjustment expenses exceed our loss reserves, our financial condition and results of operations could be significantly affected," for a discussion of the uncertainties associated with estimating loss and loss adjustment expense reserves. This payment pattern also assumes timely reimbursement from our reinsurers. If our reinsurers do not meet their contractual obligations or a timely basis, the payment assumptions presented above could vary materially.

CAPITAL RESOURCES

   IPO AND PRIVATE PLACEMENT

   On October 20, 2004, we sold 13,000,000 shares in our IPO at $8.50 per share. On the same date, we also sold in a concurrent private placement of 500,000 shares of our common stock to Friedman, Billings, Ramsey Group, Inc., the selling stockholder in this offering and an affiliate of Friedman, Billings, Ramsey & Co., Inc., the lead underwriter for the Company's IPO, at a price of $8.50 per share. On November 10, 2004 the underwriters exercised their over-allotment option granted in connection with our IPO and purchased 629,007 additional shares of common stock from us and 1,320,993 shares of common stock from selling stockholders. We received net cash proceeds of $107,845,000 from the offering and concurrent private placement after the underwriting discounts, commissions and offering expenses. The total costs of the IPO and private placement were $12,252,000 of which $8,407,000 was for the underwriting discount, and $3,845,000 was for all other costs.

   Immediately before the closing of the IPO on October 26, 2004, we redeemed 30,000 shares of our Series A Cumulative Redeemable Preferred Shares for
$1.5 million plus accrued interest. After the closing we utilized some of the cash proceeds to pay off a $5.0 million loan and accrued interest to CIT Group/Equipment Financing, Inc. We recognized a loss on early extinguishment of debt of $133,000 in the fourth quarter of 2004.

   On October 26, 2004 we contributed $98,000,000 in paid in capital to our wholly owned affiliate, TICNY, which in turn invested this cash in its fixed-income portfolio.

   SUBORDINATED DEBENTURES

   In 2003, we formed two statutory business trusts and we own all of the common trust securities of each trust. The trusts issued $20.0 million of trust preferred securities in private placements and invested the proceeds thereof and the proceeds from the sale of common trust securities in exchange for $20.6 million of junior subordinated debentures issued by our holding company. In December 2004, we formed two additional statutory business trusts and we own all of the common securities of each of those trusts. The trusts issued $26 million of trust preferred securities in a private placement and invested the proceeds thereof and the proceeds from the sale of common trust securities in exchange for $26.8 million of junior subordinated debentures issued by our holding company. All of the debentures have stated maturities of thirty years. We have the option to call any or all of the securities at par beginning five years from the date of issuance. The interest rate on $10.3 million of the subordinated debentures issued in May 2003 will float quarterly for changes in the three month London Interbank Offered Rate ("LIBOR") plus 4.1% and may not exceed 12.5% prior to the first call date of May 15, 2008. The interest rate on $10.3 million of subordinated debentures issued in September 2003 is a combination fixed and floating rate with a fixed rate of 7.5% during the no call period of five years after which the interest rate will float quarterly for changes in the three month LIBOR interest rate plus 4%. The interest rate on $13.4 million of subordinated debentures issued on December 17, 2004 is fixed at 7.4% for the first five years after which the interest rate will float quarterly for changes in the three month LIBOR interest rate plus 3.4%. The interest rate on $13.4 million of subordinated debentures issued on December 21, 2004 will float based on the three month LIBOR interest rate plus 3.4%. Under the terms for all of the trust preferred securities, an event of default may occur upon:

   o non-payment of interest on the trust preferred securities, unless such non-payment is due to a valid extension of an interest payment period;

   o non-payment of all or any part of the principal of the trust preferred securities;

   o our failure to comply with the covenants or other provisions of the indentures or the trust preferred securities; or

   o bankruptcy or liquidation of us or of either of the financing trusts through which the trust preferred securities were issued.

   If an event of default occurs and is continuing, the entire principal and the interest accrued thereon may be declared to be due and payable immediately.

   Pursuant to the terms of our subordinated debentures, Tower and its subsidiaries cannot declare or pay any dividends if we are in default or have elected to defer payments of interest on the subordinated debentures.

   OFF BALANCE SHEET ARRANGEMENTS

   We have posted an irrevocable letter of credit for $2.0 million for the benefit of OneBeacon Insurance Group LLC ("OneBeacon") representing the estimated commissions due to OneBeacon for the first year of the Commercial Renewal Rights Agreement dated September 13, 2004.

   INFLATION

   Property and casualty insurance premiums are established before we know the amount of losses and loss adjustment expenses or the extent to which inflation may affect such amounts. We attempt to anticipate the potential impact of inflation in establishing our reserves. Inflation in excess of the levels we have assumed could cause loss and loss adjustment expenses to be higher than we anticipated.

   Substantial future increases in inflation could also result in future increases in interest rates, which in turn are likely to result in a decline in the market value of the investment portfolio and cause unrealized losses or reductions in stockholders' equity.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

   Market risk is the risk that we will incur losses in our investments due to adverse changes in market rates and prices. Market risk is directly influenced by the volatility and liquidity in the market in which the related underlying assets are invested. We believe that we are principally exposed to three types of market

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
risk: changes in interest rates, changes in credit quality of issuers of investment securities and reinsurers, and changes in equity prices.

   CREDIT RISK

   Our credit risk is the potential loss in market value resulting from adverse change in the borrower's ability to repay its obligations. Our investment objectives are to preserve capital, generate investment income and maintain adequate liquidity for the payment of claims and debt service. We seek to achieve these goals by investing in a diversified portfolio of securities. We manage credit risk through regular review and analysis of the creditworthiness of all investments and potential investments.

   We also bear credit risk on our reinsurance recoverables and premiums ceded to reinsurers. As of December 31, 2004, we had unsecured reinsurance recoverables and premiums ceded of $46.8 million owed by PXRE Reinsurance Company, $15.6 million owed by American Re-Insurance Company and $3.8 million owed by other reinsurers. If any of these reinsurers fails to pay its obligations to us, or substantially delays making payments on the reinsurance recoverables, our financial condition and results of operations could be materially impaired. To mitigate the credit risk associated with reinsurance recoverables, we secure certain of our reinsurance recoverables by withholding ceded premium and requiring funds be placed in trust as well as monitoring our reinsurers' financial condition and rating agency ratings and outlook. See "Business--Reinsurance." In 2003, we commuted our reinsurance agreement with PMA Reinsurance Company when its rating was reduced below our minimum financial strength rating threshold of "A-" (Excellent) by A.M. Best. In September 2004, A.M. Best downgraded the rating of Converium to "B-" (Fair) and Converium was placed into run-off by its parent company. As a result, in September 2004, we delivered notice to Converium under our quota share treaty of our intent to terminate their participation under the quota share treaty on a cut-off basis effective November 1, 2004. Subsequently we reached an agreement with Converium, Tokio Millenium Re Ltd. ("Tokio Millenium") and Hannover Reinsurance (Ireland) Ltd. and E+S Reinsurance (Ireland) Ltd. (collectively "Hannover") to effect a novation of Converium's quota share treaty to those other reinsurers effective January 1, 2004, as a result of which Tokio and Hannover agreed to each take 50% of Converium's share under the quota share treaty. In connection with the agreement, Tokio, Hannover and TICNY agreed to fully release Converium for any liabilities under the quota share treaty. As a result of the novation, we did not retain, and Tokio and Hannover assumed, the earned premiums and risks for the period from November 1, 2004 through December 31, 2004 that we would have retained if the Converium treaty had been terminated effective November 1, 2004. However, we decided to retain the unearned premiums and risks as of December 31, 2004 that would have been ceded to Converium absent the termination. See "Business--Reinsurance-- 2004 Reinsurance Program."

   We also bear credit risk for premiums produced by TRM and a limited portion, generally a deposit amount, of the direct premiums written by TICNY. Producers collect such premiums and remit them to the company within prescribed periods. After receiving a deposit, the TICNY premiums are directly billed to insureds. In New York State and other jurisdictions, premiums paid to producers by an insured may be considered to have been paid under applicable insurance laws and regulations and the insured will no longer be liable to us for those amounts, whether or not we have actually received the premium payment from the producer. Consequently, we assume a degree of credit risk associated with producers. Due to the unsettled and fact specific nature of the law, we are unable to quantify our exposure to this risk.

   EQUITY RISK

   Equity risk is the risk that we may incur economic losses due to adverse changes in equity prices. Our exposure to changes in equity prices primarily results from our holdings of common stocks, mutual funds and other equities. Our portfolio of equity securities is carried on the balance sheet at fair value. Since only a small percentage of our assets are invested in equity securities, we do not believe that our exposure to equity price risk is significant.


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
   INTEREST RATE RISK

   Interest rate risk is the risk that we may incur economic losses due to adverse changes in interest rates. The primary market risk to the investment portfolio is interest rate risk associated with investments in fixed maturity securities. Fluctuations in interest rates have a direct impact on the market valuation of these securities. The fair value of our fixed maturity securities as of June 30, 2005 was $268.0 million.

   For fixed maturity securities, short-term liquidity needs and the potential liquidity needs for the business are key factors in managing our portfolio. We use modified duration analysis to measure the sensitivity of the fixed income portfolio to changes in interest rates.

   As of June 30, 2005 we had a total of $23.7 million of outstanding floating rate debt all of which is outstanding subordinated debentures underlying our trust securities issued by our wholly owned statutory business trusts carrying an interest rate that is determined by reference to market interest rates. If interest rates increase, the amount of interest payable by us would also increase.

   SENSITIVITY ANALYSIS

   Sensitivity analysis is a measurement of potential loss in future earnings, fair values or cash flows of market sensitive instruments resulting from one or more selected hypothetical changes in interest rates and other market rates or prices over a selected time. In our sensitivity analysis model, we select a hypothetical change in market rates that reflects what we believe are reasonably possible near-term changes in those rates. The term "near-term" means a period of time going forward up to one year from the date of the consolidated financial statements. Actual results may differ from the hypothetical change in market rates assumed in this disclosure, especially since this sensitivity analysis does not reflect the results of any action that we may take to mitigate such hypothetical losses in fair value.

   In this sensitivity analysis model, we use fair values to measure our potential loss. The sensitivity analysis model includes fixed maturities and short-term investments.

   For invested assets, we use modified duration modeling to calculate changes in fair values. Durations on invested assets are adjusted for call, put and interest rate reset features. Durations on tax-exempt securities are adjusted for the fact that the yield on such securities is less sensitive to changes in interest rates compared to Treasury securities. Invested asset portfolio durations are calculated on a market value weighted basis, including accrued investment income, using holdings as of June 30, 2005.

   The following table summarizes the estimated change in fair value on our fixed maturity portfolio including short-term investments based on specific changes in interest rates as of June 30, 2005:

                                    ESTIMATED INCREASE      ESTIMATED PERCENTAGE
                                 (DECREASE) IN FAIR VALUE    INCREASE (DECREASE)
CHANGE IN INTEREST RATES             ($ IN THOUSANDS)           IN FAIR VALUE
-----------------------------    ------------------------   --------------------
300 basis point rise ........            (34,773)                  (13.0%)
200 basis rise ..............            (23,437)                   (8.7%)
100 basis rise ..............            (11,700                    (4.4%)
As of June 30, 2005 .........                 --                     0.0%
50 basis point decline ......              5,606                     2.1%
100 basis point decline .....             10,939                     4.1%

   The sensitivity analysis model used by us produces a predicted pre-tax loss in fair value of market-sensitive instruments of $12.0 million or 4.4% based on a 100 basis point increase in interest rates as of June 30, 2005. This loss amount only reflects the impact of an interest rate increase on the fair value of our fixed maturities which constituted approximately 89.4%of our total invested assets as of June 30, 2005.

   Interest expense would also be affected by a hypothetical change in interest rates. As of June 30, 2005, we had $23.7 million of floating rate debt obligations. Assuming this amount remains constant, a hypothetical 100 basis point increase in interest rates would increase annual interest expense by $237,000, a 200 basis point increase would increase interest expense by $474,000 and a 300 basis point increase would increase interest expense by $711,000.


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
   With respect to investment income, the most significant assessment of the effects of hypothetical changes in interest rates on investment income would be based on Statement of Financial Accounting Standards No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases ("FAS 91"), issued by the Financial Accounting Standards Board ("FASB"), which requires amortization adjustments for mortgage backed securities. The rates at which the mortgages underlying mortgage backed securities are prepaid, and therefore the average life of mortgage backed securities, can vary depending on changes in interest rates (for example, mortgages are prepaid faster and the average life of mortgage backed securities falls when interest rates decline). The adjustments for changes in amortization, which are based on revised average life assumptions, would have an impact on investment income if a significant portion of our mortgage backed securities holdings had been purchased at significant discounts or premiums to par value. As of June 30, 2005, the par value of our mortgage backed securities holdings was $88.5 million and the book value of our mortgage backed securities holdings was $85.6 million. This equates to an average price of 96.7% of par. Since few of our mortgage backed securities were purchased at more than four points (below 96% and above104%) from par, a FAS 91 adjustment would not have a significant effect on investment income.

   Furthermore, significant hypothetical changes in interest rates in either direction would not have a significant effect on principal redemptions, and therefore investment income, because of the prepayment protected mortgage securities in the portfolio. The mortgage backed securities portion of the portfolio totaled 28.6% as of June 30, 2005. Of this total, only 2.2% was in agency pass through securities, which have the highest amount of prepayment risk from declining rates. The remainder of our mortgage backed securities portfolio is invested in agency planned amortization class collateralized mortgage obligations, non-agency residential non-accelerating securities, and commercial mortgage backed securities.

   The planned amortization class collaterialized mortgage obligation securities maintain their average life over a wide range of prepayment assumptions, while the non-agency residential non-accelerating securities have five years of principal lock-out protection and the commercial mortgage backed securities have very onerous prepayment and yield maintenance provisions that greatly reduce the exposure of these securities to prepayments.

RECENT CHANGES IN ACCOUNTING PRINCIPLES

   In December 2004, the Financial Accounting Standards Board issued the revised statement SFAS No. 123-R, an amendment to SFAS No. 123, "Accounting for Stock-Based Compensation" which suspends APB 25, requires that the cost of share-based payment transactions be recognized in the financial statements after the first fiscal quarter beginning after June 30, 2005. For calendar year companies, this means that pro-forma footnote disclosures, developed under the current SFAS 123 can continue to be provided in 2005, with mandatory expensing of equity-based compensation beginning in the first quarter of 2006. Our intended adoption of SFAS 123-R in January 2006 is not expected to have a material impact on our financial position or results of operations.

   In March 2004, the FASB issued EITF Issue No. 03-1, The Meaning of Other-Than Temporary Impairment and Its Application to Certain Investments, which provides new guidance for assessing impairment losses on debt and equity investments. Additionally, EITF Issue No. 03-1 includes new disclosure requirements for investments that are deemed to be temporarily impaired. The FASB has delayed the application of the accounting provisions until 2005 but requires new disclosures for annual periods ending after June 30, 2004. Management does not expect the adoption of this new accounting pronouncement to have a material impact on our financial statements upon adoption.

   In May 2005, The FASB issued statement SFAS No. 154, "Accounting Changes and Error Correction", that changes the requirements for the accounting and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle. The statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than reported in the income statement. Management does not expect the adoption of this new accounting pronouncement to have any impact on our financial statements as of the date of this prospectus.


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
                                    BUSINESS

OVERVIEW

   We provide specialized property and casualty insurance products and services to small to mid-sized businesses and to individuals in New York City and the adjacent areas of New York State. Through our subsidiaries Tower Insurance Company of New York ("TICNY"), an insurance company, and Tower Risk Management Corporation ("TRM"), an insurance services company, we offer a broad range of profitable products and services in our chosen niche markets. In March 2005, we completed the acquisition of Tower National Insurance Company ("TNIC"), a "shell" insurance company with active licenses in nine states, mostly on the East Coast.

   We seek to expeditiously develop and deliver products in response to the needs of our customers. We target select market segments that we believe are underserved and therefore provide us with the best opportunity to obtain favorable policy terms, conditions and pricing. TICNY provides coverage for many different market segments, including nonstandard risks that do not fit the underwriting criteria of standard carriers due to factors such as type of business, location and the amount of premium per policy. TRM, through its managing general agency, underwrites and produces business on behalf of other insurance companies (which we refer to as TRM's issuing companies) but does not itself bear risk on that business. It primarily focuses on commercial risks with higher per policy premium, including risks that TICNY has not been able to target due to historical surplus, rating and geographical license constraints. TICNY also reinsures a modest amount of the premiums written by TRM's issuing companies.

   TICNY is a licensed property and casualty insurance company in New York and as such is authorized to write various lines of insurance business as specified in the New York Insurance Law and is subject to comprehensive regulation and supervision, including limitations relating to reserves and statutory surplus. TNIC is a licensed property and casualty company in New Jersey, Connecticut, Massachusetts, Rhode Island, Vermont, Maryland, Delaware, South Carolina and Wisconsin and is subject to comprehensive regulation and supervision, including limitations relating to reserves and statutory surplus, in Massachusetts, its state of domicile. We expect to begin writing property and casualty insurance business through TNIC in New Jersey in the latter half of 2005 or early 2006. TRM is a non-risk bearing insurance service company and acts as a managing general agency to bind risks, adjust claims and negotiate reinsurance terms on behalf of other insurance companies. Since TRM is not an insurance company, it does not have loss reserves or statutory surplus and it is not subject to regulation and supervision as an insurance company. However, TRM is subject to licensing requirements and regulation under the laws of New York and New Jersey. For more information see "Business--Regulation."

   We offer commercial lines products that provide property, liability, workers' compensation and automobile insurance to businesses such as retail and wholesale stores, grocery stores, restaurants, artisan contractors and residential and commercial buildings. In addition, we offer personal lines products that provide property and liability insurance to individuals that own modestly valued homes and dwellings. Generally, we target risks that have reduced potential for loss severity and are not normally exposed to claims that are complex and by their nature subject to late reporting or settlement, such as product liability, asbestos or environmental claims.

   In the 15 years since we began our operations, we have grown a profitable premium base in TICNY of $178 million for the year ended December 31, 2004, and we produced $53 million of premiums for TRM's issuing companies in 2004. We transfer a significant portion of TICNY's risk and premiums to other insurance companies through the use of reinsurance. TRM generates commission income from its managing general agency by producing premiums for other insurance companies and earns fees by administering claims and providing reinsurance intermediary services on behalf of these and other companies. In doing so, TRM broadens our market presence. Generally, the premium volume that an insurance company can write, and the amount of risk that it can assume, are limited by its surplus, which is a measure of its net worth calculated under accounting principles prescribed by insurance laws. TRM's activities have enabled us to create an insurance company infrastructure capable of supporting a larger premium base than otherwise would have been possible given TICNY's level of surplus.

   Since beginning operations in 1990 with fewer than 10 employees and surplus for statutory accounting purposes of $2.1 million, TICNY has grown to 327 employees and its statutory surplus has grown to

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
$128.9 million as of June 30, 2005. From 2000 through 2004, TICNY increased its gross premiums written at an average annual rate of 61.6% to $177.8 million in 2004 while maintaining favorable loss, underwriting expense and combined ratios. The loss ratio is a measure of underwriting profitability that expresses losses and related expenses as a percentage of premiums earned. The underwriting expense ratio is a measure of underwriting efficiency that expresses underwriting expenses as a percentage of premiums earned. The combined ratio is the sum of the loss and the underwriting expense ratios. The gross loss, underwriting expense and combined ratios are calculated before the effect of reinsurance and the net ratios are calculated after the effect of reinsurance. In 2004, TRM produced $53.4 million of premiums for other insurance companies and generated total revenue of $16.4 million. We reported net income of $9.0 million in 2004.

   On October 20, 2004, we sold 13,000,000 shares in our initial public offering ("IPO") at $8.50 per share. On the same date, we also sold in a concurrent private placement 500,000 shares of our common stock to Friedman, Billings, Ramsey Group, Inc., the selling stockholder in this offering and an affiliate of Friedman, Billings, Ramsey & Co., Inc., the lead underwriter for our IPO, at a price of $8.50 per share. On November 10, 2004, the underwriters exercised their over-allotment option granted in connection with our IPO and purchased 629,007 additional shares of common stock from the Company and 1,302,993 shares of common stock from selling stockholders. We received net proceeds of $107,845,000 from our IPO and the concurrent private placement after the underwriting discounts, commissions and offering expenses.

COMPETITIVE STRENGTHS

   We believe that our competitive strengths position us to continue to expand our business profitably. These strengths include:

   o PROVEN PRODUCT DEVELOPMENT AND MARKETING EXPERTISE. We have accomplished profitable growth by developing and expanding our product line offering over time. Throughout our history, we have successfully developed and positioned several commercial lines products that provide property, liability, workers' compensation and auto insurance and personal lines products such as homeowner's policies in response to specific insurance needs in targeted market segments.

   o OPPORTUNISTIC UNDERWRITING AND CAPITAL ALLOCATION. We target market segments that we identify as underserved by other insurance companies and allocate our capital and other resources opportunistically among various market segments in response to changing market conditions. In the five years ended December 31, 2004, TICNY's average net combined ratio was 79.5%, and its average gross combined ratio over the same period was 91.8%.

   o COST-EFFECTIVE UNDERWRITING AND PROCESSING CAPABILITY. We believe our systems and technology have resulted in a cost-effective underwriting and processing capability that enables us to efficiently underwrite a large number of small policies in urban areas such as New York City, providing a competitive advantage over other insurance companies lacking this capability. Despite the operational challenges of underwriting and processing these policies, TICNY's gross underwriting expense ratio was 31.0% in 2004.

   o GENERATION OF COMMISSION AND FEE REVENUE. Our use of reinsurance enables us to generate reinsurance ceding commission income on premiums that we cede to our reinsurers, while access to issuing companies through our managing general agency has expanded our capacity to underwrite and produce premiums on which we earn fee income. This strategy has enabled us to augment our return on equity. Our return on average equity was 23.7% in 2004 and averaged 31.8% for the five years ended December 31, 2004. The lower return on average equity in 2004 resulted from the significant increase in average stockholders' equity as the IPO was completed in the fourth quarter. After completing our IPO on October 21, 2004, we transitioned our company's business model to utilize our own capital to support premium writings while reducing our reliance on reinsurance and other insurance companies. We successfully completed this transition in 2004 and continued to outperform the industry in terms of growth in premiums, underwriting profitability and return on equity. We were able to achieve these results by continuing to utilize the business strategies that we have developed and executed successfully throughout our history, while taking advantage of the increased capitalization resulting from the IPO.


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
   o CLAIMS AND LEGAL DEFENSE APPROACH. Our claims staff and in-house attorneys handle all of our claims and the majority of our lawsuits internally. This enables us to maintain a high level of service to our property policyholders and reduce the cost of claims to our casualty policyholders by vigorously defending non-meritorious and frivolous claims.

   o PROVEN LEADERSHIP AND EXPERIENCED MANAGEMENT. Our senior management team members have an average of over 20 years of insurance industry experience. Michael H. Lee, our Chairman of the Board, President and Chief Executive Officer, was a founder of the company in 1990 and has an extensive knowledge and understanding of our business, having played a key role in building several aspects of our operations, including underwriting, finance, claims and systems.

STRATEGY

   The business model that we have developed in the 15 years since we began our operations has allowed us to succeed despite a limited pre-IPO capital base. This model has enabled us to support a much larger premium base and create an insurance company infrastructure otherwise not possible, ultimately leading to the present stage of our development. With the infusion of the proceeds from our IPO and the concurrent private placement in October 2004, we increased the statutory surplus in TICNY and are pursuing continued profitable growth through the following strategies:

   o REDUCING OUR DEPENDENCE ON REINSURANCE AND OTHER INSURANCE COMPANIES. The additional capital from the IPO and the concurrent private placement has allowed us to retain a greater percentage of our premium writings and thereby reduce our use of quota share reinsurance in TICNY. It has also provided us with greater flexibility to selectively retain a larger portion of the business previously placed with other insurance companies while continuing to utilize TRM to generate commissions on premiums placed with other insurance companies and non-risk bearing, service income. Depending on our capital and changing quota share reinsurance market conditions, we may ultimately eliminate our use of quota share reinsurance.

   o IMPROVING OUR RATING TO ATTRACT CUSTOMERS IN OTHER MARKET SEGMENTS. As a result of the infusion of $98.0 million of the proceeds of the IPO and concurrent private placement into TICNY, on October 26, 2004, TICNY received a rating upgrade from A.M. Best to "A-" (Excellent) from "B++" (Very Good). Our A.M. Best rating reflects A.M. Best's opinion of TICNY's financial strength and is not an evaluation directed to investors in our common stock nor a recommendation to buy, sell or hold our common stock. Ratings are an increasingly important factor in establishing the competitive position of insurance companies. An increase in rating positions us to write policies in rating-sensitive market segments that TICNY was not previously able to access, especially policies written by TRM's issuing companies. This rating increase should, over the long term, enable TICNY to reinsure other insurance companies, including TRM's issuing companies, and assume a greater portion of profitable reinsurance business.

   o EXPANDING TERRITORIALLY. On March 25, 2005, Tower Group closed on its purchase of TNIC. This acquisition will allow us to continue executing our plan to expand territorially first in New Jersey, followed by expansion into other states On August 5, 2005, following our shell acquisition strategy, we announced our execution of an agreement to acquire MIIX. Closing of the transaction is expected to occur by year end and is contingent upon a variety of conditions including approval of the transaction by the New York State Insurance Department. In the event of closing, we will pay $225,000 in cash as well as an amount equal to MIIX's statutory surplus which was approximately $7.8 million as of December 31, 2004. MIIX has no liabilities for insurance losses. MIIX's assets consist of U.S. Treasuries and cash. We also expect to make similar shell acquisitions in the future in order to offer products in various market segments in the same territory. See "--Shell Acquisitions" below. In addition, we recently formed a Program Underwriting Unit to expand on our regional distribution approach and allow us greater access to established, highly focused and narrowly defined books of business with which we are familiar but which are typically distributed over a broader geographical area.

   o ACQUIRING BOOKS OF BUSINESS. We intend to continue to acquire books of business that fit our underwriting competencies from competitors, managing agents and other producers. In September

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
     2004, Tower entered into a Commercial Renewal Rights Agreement with OneBeacon Insurance Group LLC and some of its insurance company subsidiaries pursuant to which we have acquired OneBeacon's rights to seek to renew a block of commercial lines insurance policies in New York State. Through the OneBeacon renewal rights transaction, we were able to add approximately 280 retail agents throughout New York State to expand our number of appointed agents to approximately 600 in 2004. As we enter other states, we will continue to expand our distribution capability by appointing quality wholesale and retail agents. See "OneBeacon Renewal Rights Transaction" below.

   o EXPANDING NON-RISK-BEARING FEE-GENERATING SERVICES. We plan to continue to generate commission and fee income through our insurance services operation by offering managing general underwriting, reinsurance intermediary and claims administration services.

   o CONTINUING IMPLEMENTATION OF TECHNOLOGICAL IMPROVEMENTS. We plan to continue our implementation of technology-based initiatives such as WebPlus, our web-based platform for quoting and capturing policy submissions from our agents, in order to improve customer service and further lower our underwriting expense ratio.

ONEBEACON RENEWAL RIGHTS TRANSACTION

   In September 2004, we entered into a Commercial Renewal Rights Agreement with OneBeacon Insurance Group LLC ("OneBeacon") and some of its insurance company subsidiaries pursuant to which we have acquired OneBeacon's rights to seek to renew a block of commercial lines insurance policies in New York State. The subject policies consist of commercial multiple-peril, workers compensation, commercial umbrella, commercial inland marine, commercial auto, fire and allied lines and general liability coverages and generated more than $100 million in gross written premiums for OneBeacon in 2003.

   Under the terms of the agreement, we did not acquire any in-force business or historical liabilities associated with the policies. In addition, we are not obligated to renew any particular policies, but are free to seek to renew those policies that meet our underwriting guidelines and on which we can charge a satisfactory premium. The agents who produced the subject policies for OneBeacon generally control the renewals; they are not obligated to produce the renewals for us and can direct the renewals to other carriers if they choose. We have appointed over 280 agencies located throughout New York State who have been producing this business for OneBeacon. Based upon our initial review of the subject policies and our current underwriting guidelines, we are seeking to renew policies generating approximately
$30 million to $40 million in annual gross written premiums for the twelve months commencing December 1, 2004, but there is no guarantee that we will be able to write any particular level of renewals. Our estimate may change depending on agents' behavior and as we learn more about the subject policies and apply our underwriting and pricing guidelines to policies that are up for renewal.

   We have agreed to pay OneBeacon a commission on the policies we renew, in an amount equal to 5% of the direct premiums written resulting from our renewal of any subject policies in the first year, 4% in the second year and 1% in the third year, with no payments due after the third year. However, we are obligated to pay OneBeacon a minimum commission of $2 million for policies we renew in the first year, $2 million in the second year and $1 million in the third year. We have posted letters of credit with OneBeacon to secure our minimum commission obligations. OneBeacon has agreed not to compete with us until December 2006 in writing the policies that are subject to the agreement.

   We determined that two intangible assets were acquired in this transaction: renewal rights and valuable agent contractual relationships with 280 new agents, both of which were determined to be intangible assets with a finite useful life. The renewal rights were recorded at $1,250,000 and will be amortized over ten years in proportion to anticipated renewal premiums to be written during this time period. The new agent contractual relationships have been recorded at $3,750,000 and will be amortized over twenty years on a straight-line basis.

   Premiums written on business subject to the OneBeacon Renewal Rights Agreement amounted to $18.4 million during the first six months of 2005 for TICNY and the premiums produced for TRM were $3.2 million. New business written during the first six months of 2005 through former OneBeacon producers that we appointed in connection with the renewal rights transaction amounted to $8.6 million for TICNY and the premiums produced for TRM were $0.8 million for the same period.


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
SHELL ACQUISITIONS

   On March 25, 2005, Tower Group, Inc. closed on its purchase of the outstanding common stock of TNIC, a shell insurance company, that is not currently writing new business and has no liabilities. The purchase price was for $1,050,000 and included nine state licenses that are valid and in good standing and two state licenses that are not in good standing or suspended. The nine states in which the licenses are valid and in good standing are New Jersey, Connecticut, Massachusetts, Rhode Island, Vermont, Maryland, Delaware, South Carolina and Wisconsin. The two states in which the licenses are not in good standing or suspended are Pennsylvania and Maine. There is additional contingent purchase price of $75,000 per state payable upon placing the licenses in good standing within one year of the closing. Prior to the closing, all liabilities and assets of TNIC, except the charter and the licenses were transferred to a liquidating trust. We have capitalized this purchase as an intangible asset with an indefinite life subject to annual impairment testing. The amount capitalized was $1,147,000 and included the cost of the licenses, legal fees and a broker's fee. The new company will enable us to expand our licensing and to proceed with its territorial expansion plans. TNIC received a $10,000,000 capital contribution in June 2005 from Tower Group.

   On August 5, 2005, following our shell acquisition strategy, we announced our execution of an agreement to acquire MIIX Insurance Company of New York ("MIIX"), an insurance company with licenses in New York and New Jersey. Closing of the transaction is expected to occur by year end and is contingent upon a variety of conditions including approval of the transaction by the New York State Insurance Department. In the event of closing, we will pay $225,000 in cash as well as an amount equal to MIIX's statutory surplus which was approximately $7.8 million as of December 31, 2004. MIIX has no liabilities for insurance losses. MIIX's assets consist of U.S. Treasuries and cash.

INDUSTRY BACKGROUND

   Property and casualty insurance provides protection to insured parties from damage to property (for example, damage to a building and its contents from fire) and from claims by third parties (for example, injuries suffered by a person on insured premises or as a result of actions or omissions by the insured or its agents) arising from specified events. Property and casualty insurance can be broadly classified into commercial lines, in which insurance is provided to business enterprises, and personal lines, in which insurance is provided to individuals.

   The property and casualty insurance business has historically been subject to cyclical fluctuations in pricing and availability of property and casualty insurance. "Soft" markets are characterized by excess capital and underwriting capacity, as well as pricing and policy terms and conditions generally being less favorable to insurers, resulting in intense premium rate competition, an erosion of underwriting discipline and poor operating performance. This market condition is eventually followed by a period of diminished underwriting capacity and greater underwriting discipline with insurance companies exiting unprofitable areas of business and/or increasing their premium rates in order to improve operating performance. This phase of the cycle is generally referred to as a "hard" market.

   Since we began operations in 1990 and continuing into 2000, the property and casualty industry experienced a prolonged soft market characterized by excess capacity as well as undisciplined underwriting. During this period, many primary insurance companies and reinsurers lowered their rates, increased coverage, increased commission rates paid and relaxed their underwriting standards in order to compete for business.

   We first began to notice the beginning of a hard market in late 2000, when reinsurers began non-renewing unprofitable business, charging significantly higher excess reinsurance rates and reducing ceding commissions paid on quota share reinsurance business. The changes in the reinsurance market that began in late 2000 were followed immediately by changes in the primary insurance market in 2001, with many insurance companies and managing general agencies increasing their rates, limiting policy terms and conditions and reducing commissions paid to their producers. The September 11, 2001 terrorist attacks provided the property and casualty industry with its single largest loss in its history, estimated by A.M. Best to be between $30 and $40 billion. Despite our geographical focus in New York City and the significant industry loss, our gross and net losses from this catastrophe were limited to $1.2 million and $0.4 million, respectively. See "Underwriting" for further details. The substantial loss of insurance and reinsurance capacity caused by these attacks and by the downturn in global equity markets triggered an acceleration of

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
the rate increases and tightening of policy terms and conditions that began in late 2000. The industry combined ratio was 100.1% in 2003 and is estimated by A.M. Best to have declined to 97.6% in 2004 as a consequence of the compounded effects of annual rate increases and tighter policy terms. However, beginning in the latter half of 2004, the rates for property and casualty insurance products began to moderate, and for certain products, rates began to decrease due to an increased level of competition. A.M. Best estimates that industry wide growth in net premiums written in the homeowner's line slowed in 2003 and 2004, and is expected to slow further in 2005, while industry wide net premiums written in commercial lines grew significantly less in 2004 than in 2003 and are projected to decline slightly in 2005. These changes may signal the start of a "soft market" cycle that could restrict or diminish our ability to obtain rate increases as in the recent past. We cannot predict with any certainty the direction the market will take during 2005 or thereafter. See "Risk Factors--Risks Related to Our Industry" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Marketplace Conditions and Trends" for further discussion on market conditions.

BUSINESS SEGMENTS

   We operate in three business segments:

   o Insurance. In our insurance segment, TICNY provides commercial lines policies to businesses and personal lines policies to individuals in New York State. We expect to commence writing property and casualty insurance through TNIC in New Jersey in both commercial and personal lines in the latter half of 2005 or early 2006. TNIC will target preferred risks. TICNY's commercial lines products include commercial multiple-peril, monoline general liability, commercial umbrella, monoline property, workers' compensation and commercial automobile policies. Its personal lines products consist of homeowners, dwelling and other liability policies. See "--Insurance Segment Products."

   o Reinsurance. In our reinsurance segment, TICNY accepts or assumes reinsurance directly from TRM's issuing companies or indirectly from reinsurers that provide reinsurance coverage directly to these issuing companies. As a reinsurer, TICNY assumes a modest amount of the risk on the premiums that TRM produces. While this reinsurance business historically has not been profitable, the commission income generated by TRM on the production of this business has exceeded any underwriting losses from the reinsurance assumed on this business. See "--Insurance Services Segment Products and Services."

   o Insurance Services. In our insurance services segment, TRM, as a managing general agency, generates commission income by producing premiums on behalf of its issuing companies and generates fees by providing claims administration and reinsurance intermediary services. TRM does not assume any risk on business produced by it. All of the risk is written by the issuing companies and ceded to a variety of reinsurers pursuant to reinsurance programs arranged by TRM working with outside reinsurance intermediaries. Placing risks through TRM's issuing companies allowed us to underwrite larger policies and gain exposure to market segments unavailable to TICNY due to rating, financial size or geographical licensing limitations, or other factors. Through its issuing companies, TRM produces commercial package, monoline general liability, monoline property, commercial automobile and commercial umbrella products. See "--Insurance Services Segment Products and Services."

   Prior to our IPO, TICNY's limited capital, rating and licensing constrained its ability to write and retain large premium volume. Consequently, TICNY made extensive use of quota share reinsurance to manage the level of risk it retains in relation to its capital. In 1995, we formed TRM in order to produce business for other insurance companies that TICNY was precluded from writing due to TICNY's limited capital, rating and licensing. TRM also enabled us to earn fee revenue and to lower our underwriting expense ratio by creating economies of scale and sharing some of the cost of developing and maintaining a full insurance infrastructure. In order for us to obtain reinsurance for TRM's issuing companies, the reinsurers often require TICNY to assume reinsurance premiums directly from TRM's issuing companies or from reinsurers that reinsure the premiums written by these companies.


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
   The following table summarizes the focus of our three segments:

                        INSURANCE (TICNY & TNIC)      REINSURANCE (TICNY)          INSURANCE SERVICES (TRM)
                        --------------------------    -------------------------    -------------------------
                        Risk Bearing                  Risk Bearing                 Non-risk Bearing
PREMIUM SIZE ........   Small (under $25,000          TICNY assumes a modest       Small (under $25,000
                        premium per policy)           portion of the premiums      premium per policy)
                                                      written by TRM's issuing     Medium ($25,000 to
                                                      companies on all business    $100,000 premium per
                                                      produced by TRM.             policy)
                                                                                   Large (over $100,000 per
                                                                                   policy)
PRICING TIER ........   Standard and Non-Standard                                  Preferred, Standard and
                        (TICNY) Preferred (TNIC)                                   Non-Standard
EMPHASIZED CLASSES      Retail and wholesale                                       Residential and
  OF BUSINESS........   stores, grocery stores,                                    commercial buildings
                        restaurants, artisan
                        contractors, apartment
                        buildings Homeowners,
                        dwelling and other non-
                        auto related personal
                        lines products
TERRITORY ...........   New York State (TICNY)                                     New York, New Jersey,
                        New Jersey (TNIC)                                          Pennsylvania and
                                                                                   incidental locations
                                                                                   throughout the country,
                                                                                   but primarily in the
                                                                                   Northeast
COVERAGES ...........   Businessowners Policy                                      Commercial Package Policy
                        Commercial Package Policy                                  Monoline Commercial
                        Monoline Commercial                                        Property
                        Property                                                   Monoline General
                        Monoline General                                           Liability
                        Liability                                                  Commercial Auto
                        Commercial Umbrella
                        Commercial Auto
                        Workers' Compensation
                        Homeowners and Dwelling
SERVICES ............                                                              Reinsurance intermediary
                                                                                   Claims administration

   INSURANCE SEGMENT PRODUCTS

   In our insurance segment, TICNY offers a broad array of commercial and personal lines products. Our insurance segment products currently target low severity, low frequency risks with an overall average annual premium in 2004 of $3,091 per policy for commercial lines and $899 per policy for personal lines. Typically, the liability coverage on these classes of business is not exposed to long-tailed (i.e., many years may pass before claims are reported or settled), complex or contingent risks, such as products liability, asbestos or environmental claims. These risks are located in New York City and the adjacent areas of New York State, a market that we feel, in our lines of business, level of risk and premium size, has historically been overlooked by regional and national insurance companies. With the OneBeacon renewal rights agreement, TICNY is expanding its marketing territory to other areas of New York State, including Long Island, the Hudson River Valley and Western New York. However, TICNY is maintaining a targeted approach to underwriting, focusing on underserved markets that we believe will permit us to achieve favorable premium rates.


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
   The following table shows our gross premiums earned and loss ratio for the insurance segment's products for the years ended December 31, 2004 and December 31, 2003.

                                               YEAR ENDED          YEAR ENDED
                                              DECEMBER 31,        DECEMBER 31,
                                                  2004                2003
                                            -----------------   -----------------
                                              GROSS     GROSS     GROSS     GROSS
                                            PREMIUMS    LOSS    PREMIUMS    LOSS
                                             EARNED     RATIO    EARNED     RATIO
                                            --------    -----   --------    -----
                                                      ($ IN THOUSANDS)
Commercial multiple-peril ...............   $ 77,917    63.1%   $ 55,015    58.4%
Other liability .........................      7,525    55.5%      5,728    60.8%
Workers compensation ....................     14,101    61.8%     12,133    50.6%
Commercial auto .........................     10,432    31.7%      8,133    65.4%
Homeowners ..............................     34,526    45.6%     33,809    67.3%
Fire and allied lines ...................      6,709    55.2%      5,723    61.4%
                                            --------    ----    --------    ----
All Lines ...............................   $151,210    56.1%   $120,541    60.9%
                                            ========    ====    ========    ====

   Commercial Multiple-peril. Our commercial multiple-peril products include commercial package policies, businessowners policies and landlord package policies. Our commercial package policies provide property and casualty coverages and focus on classes of business such as retail and wholesale stores, grocery stores, restaurants and residential and commercial buildings. We have written commercial package policies since TICNY commenced operations in 1990. Our businessowners policies provide property and liability coverages to small businesses. We introduced this product in 1997 to provide broader built-in coverages for businesses in the standard and preferred pricing tiers at lower rates than on commercial package policies. Our landlord package policy provides property and casualty coverage for three- and four-family dwellings with a maximum coverage limit of $700,000. As of December 31, 2004, approximately 32,126 commercial multiple-peril products were in place, including 16,746 commercial package policies and 11,477 landlord package policies and 3,903 businessowners policies.

   Other Liability. We offer other liability products in personal and commercial lines. Our commercial products are comprised of monoline commercial general liability and commercial umbrella policies. We write commercial general liability policies for risks that do not have property exposure or whose property exposure is insured elsewhere. Primarily, we target residential and commercial buildings, as well as artisan contractors for monoline general liability. Our commercial umbrella policy, introduced in 2002, provides additional liability coverage with limits of $1,000,000 to $5,000,000 to policyholders who insure their primary general liability exposure with TICNY through a business owners, commercial package policy, or commercial general liability policy. We have the ability to offer limits of up to $10,000,000 with facultative reinsurance. As of December 31, 2004, approximately 1,023 monoline commercial general liability policies and 476 commercial umbrella policies were in force. We also write monoline personal liability policies as an addition to our dwelling fire policies. In addition, we acquired the renewal rights to a block of comprehensive personal liability policies in the Empire renewal rights transaction, but we are not currently issuing new comprehensive personal liability policies. As of December 31, 2004, TICNY had approximately 1,636 comprehensive personal liability policies in force. We also write personal lines excess liability or umbrella policies covering personal liability in excess of the amounts covered under our homeowners and dwelling policies. We offer this policy with a $1,000,000 limit. We do not market excess liability policies to individuals unless we also write the underlying homeowner's policy. Further, the excess liability is usually handled as an endorsement to the homeowner's policy.

   Workers' Compensation. We introduced our workers' compensation product in 1995. Our underwriting focus is on businesses such as restaurants, retail stores, offices, and clothing manufacturers that generally have a lower potential for severe injuries to workers from exposure to dangerous machines, elevated worksites and occupational diseases. This product is currently offered on a guaranteed cost basis at the rates published by the New York State Workers' Compensation Bureau. As of December 31, 2004, we had approximately 5,904 workers' compensation policies in force.

   Commercial Automobile. Our commercial automobile product focuses on non-fleet business such as contractor and wholesale food delivery vehicles. We underwrite primarily medium and lightweight trucks

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
(under 30,000 lbs. gross vehicular weight). Historically unprofitable accounts for this segment of the insurance industry such as livery, trucking for hire or long-haul trucking operations are presently excluded under our underwriting guidelines. We commenced writing commercial automobile business in 1998. As of December 31, 2004, approximately 1,032 commercial automobile policies were in force.

   Homeowners. Our homeowner's policy is a multiple-peril policy providing property and liability coverages for one- and two-family owner-occupied residences. While we are expanding our marketing territories throughout New York State, the homes we currently insure are located predominantly in the greater New York City area. We market both a standard and preferred homeowner's product. As of December 31, 2004, TICNY had approximately 38,237 homeowner's policies in force.

   Fire and Allied Lines. Our fire and allied lines policies consist of dwelling policies and monoline commercial property policies. Our dwelling product targets owner- occupied dwellings of no more than two families. The dwelling policy provides optional coverages for personal property and can be combined with an optional endorsement for liability insurance. This provides an alternative to the homeowner's policy for the personal lines customer. As of December 31, 2004, TICNY had approximately 13,724 dwelling policies in force. We also write monoline commercial property policies for insureds that do not meet our underwriting criteria for the liability portion of our commercial package policies. The classes of business are the same as those utilized for commercial package property risks. Generally, the rates charged on these policies are higher than those for the same property exposure written on a commercial package policy. As of December 31, 2004, approximately 84 monoline commercial property policies were in force.

   REINSURANCE SEGMENT PRODUCTS

   In order for TRM to obtain reinsurance support for the business it produces for its issuing companies, TICNY is often required to assume a limited amount of reinsurance on this business from the issuing companies or the issuing companies' reinsurers. By assuming risk, we align our interests with the issuing companies and their reinsurers. While this assumed business has historically been unprofitable, the direct commission income generated by TRM has historically offset assumed losses. In 2004, TICNY assumed 3% of the business produced by TRM, with gross written premiums assumed of $1.6 million, representing 0.9% of TICNY's total gross premiums written and 2.9% of its net premiums earned.

   The profitability of the underlying assumed business improved in 2003 due to re-underwriting and pricing increases that began in 2001. Prior to 2001, assumed business was reinsured on a quota share basis, which required TICNY to reinsure TRM's business on a proportional basis on any losses incurred up to a certain limit of loss. For a part of 2001 and all of 2002, 2003 and 2004 TICNY reinsured the assumed business on an excess of loss basis, which required
TICNY to assume losses in excess of specified loss ratio amounts as described in more detail below. In addition to the change in the assumed reinsurance structure, we also secured reinsurance protection on this assumed business by including this business in the TICNY quota share reinsurance agreement from 2001 through 2002.

   Assumed Reinsurance Coverage Terms. In 2003, TICNY assumed from State National Insurance Company, Inc. ("State National") and Virginia Surety Company ("Virginia Surety") 100% of their liability above loss ratio caps of 92% for the small business overflow program, 115% for the middle market and 125% for the large lines general liability real estate program. TICNY also provided coverage on a first dollar basis for losses arising out of excluded perils and coverage in excess of certain sub-limits for perils such as terrorism, lead, mold, fungi, and other microbes. Under an aggregate excess of loss retrocession agreement relating to the large lines general liability real estate program, TICNY also assumed from State National's and Virginia Surety's quota share reinsurer, PXRE Reinsurance Company ("PXRE"), varying amounts of ultimate net loss based on amounts of subject net premiums earned. With respect to Virginia Surety, the large lines general liability real estate program began on August 1, 2003 and expired on December 31, 2004, and the middle market program began on December 1, 2003 and expired on November 30, 2004. Therefore, the reinsurance terms described above for 2003 were in effect during 2004.

   In 2004, TICNY assumed from State National 100% of the liability above the loss ratio caps under the 2004 State National Combined Quota Share Reinsurance Agreement. These loss ratio caps were 95% for the small business overflow program, 115% for the middle market program and 125% for the large lines general

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
liability real estate program. TICNY also assumed from State National the liability for losses not covered under the original quota share reinsurance treaties between State National and its other reinsurers. Pursuant to an aggregate excess of loss reinsurance agreement, TICNY also assumed from two of State National's quota share reinsurers 12.5% of losses in excess of a loss ratio of 75% up to 115% under the middle market program and 12.5% of losses in excess of a loss ratio of 60% up to 125% for the large lines general liability real estate program.

   In 2005, TICNY is assuming from State National 100% of the liability above the loss ratio caps under the 2005 State National Combined Quota Share Agreement. These loss ratio caps are 95% for the small business program, 115% for the middle market program and 125% for the large lines general liability real estate program. TICNY also assumes from State National the liability for losses not covered under the original quota share reinsurance treaty between State National and its other reinsurers. Pursuant to an aggregate excess of loss reinsurance agreement, TICNY also assumes from the two State National's quota share reinsurers 10.25% of losses in excess of a loss ratio of 68% under the small business program, 15.25% of losses in excess of a loss ratio of 68% under the middle market program and 19% of losses in excess of a loss ratio of 63% under the large lines general liability real estate program.

   With respect to Virginia Surety, TICNY also assumed 100% of the liability above the loss ratio caps under the 2004 Multiple Lines Quota Share
Reinsurance Agreement. These loss ratio caps were 95% for the small business program, 115% for the middle market program and 125% for the large lines general liability real estate program. TICNY also assumed from Virginia Surety the liability for losses not covered under the original quota share reinsurance treaties between Virginia Surety and its other reinsurers.
Pursuant to an aggregate excess of loss reinsurance agreement, TICNY also assumed from the two Virginia Surety's quota share reinsurers 10.25% of losses in excess of a loss ratio of 68% under the small market program, 15.25% of losses in excess of a loss ratio of 68% under the middle market program and 19% of losses in excess of a loss ratio of 63% for the large lines general liability real estate program. The Virginia Surety Multiple Lines Quota Share Reinsurance agreement began on December 1, 2004 and will expire on December 31, 2005.

   INSURANCE SERVICES SEGMENT PRODUCTS AND SERVICES

   TRM provides non-risk bearing managing general agency, reinsurance intermediary and claims administration services that generate commission and fee income for us. TRM also provides us with additional market capability to produce business in other states, product lines and pricing tiers that TICNY cannot currently access. TRM produces this business on behalf of its issuing companies, which have higher ratings, greater financial resources and more licenses than TICNY.

   TRM provides underwriting, claims administration and reinsurance intermediary services to its issuing companies by utilizing TICNY's staff, facilities and insurance knowledge and skills. All of the business produced by TRM for its issuing companies is ceded to reinsurers. TRM earns a commission, equal to a specified percentage of ceded net premiums written, which is deducted from the premiums paid to the issuing insurance companies. TRM's commission rate varies from year to year depending on the loss experience of the business produced by TRM. The commission rate in 2004 was 21.6%. TRM also performs claims administration services on behalf of other insurance companies, including companies for which TRM produced business in the past, but as to which it may no longer act as an underwriting agent.

   While TICNY has incurred underwriting losses from its assumed premiums to support TRM's business, these losses were based upon assumed premiums that represented only 3% of the total premiums produced by TRM on behalf of TRM's issuing companies in 2004. TRM, as a managing general agency, however, generated commissions on all of the premiums produced. As a result, TRM has contributed to both the profitability and the growth of our organization while at the same time reducing TICNY's underwriting expense ratio through economies of scale and the sharing of TICNY's operating costs. As consideration for the use of TICNY's staff, equipment and facilities, TRM reimburses a portion of TICNY's underwriting expenses through an expense sharing agreement. These reimbursements were $3.0 million, $2.2 million and $1.6 million in 2004, 2003 and 2002, respectively, representing 13.2%, 13.7% and 14.3%, respectively, of TICNY's total other underwriting expenses in those years. TRM also reimburses TICNY for the use of TICNY's claims and legal defense staff based upon the hourly billing rates charged by TRM to its issuing

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
companies. These reimbursements were $4.0 million, $3.6 million and $4.4 million in 2004, 2003 and 2002, respectively, representing 4.8%, 4.9% and 8.0%, respectively, of TICNY's gross loss and loss adjustment expenses in those periods. In addition to lowering TICNY's underwriting expenses through expense reimbursement, TRM also contributes the balance of its revenues after these expense reimbursements to our overall pre-tax income. Those contributions were $2.0 million, $1.5 million and $3.0 million in 2004, 2003 and 2002, respectively.

   In 2004 and 2003 TRM underwrote business on behalf of Virginia Surety and State National. Virginia Surety is rated "A-" (Excellent) and State National is rated "A" (Excellent) by A.M. Best. Virginia Surety and State National are each licensed in all 50 states and the District of Columbia. Virginia Surety and State National continue to be TRM's issuing companies in 2005.

   TRM's business is primarily sourced through wholesale and retail brokers. See "--Product Development and Marketing Strategy--Distribution" for further detail on our producers. The business TRM writes for its issuing companies is reinsured 100% to various reinsurers in addition to TICNY, including Tokio Millennium Re Ltd., Hannover Reinsurance (Ireland) Ltd. and E+S Reinsurance (Ireland) Ltd.. TRM acts as a reinsurance intermediary for its issuing companies and arranges for all of the reinsurance ceded. For 2004, all of the reinsurers providing reinsurance for TRM's issuing companies are rated "A-" (Excellent) or better by A.M. Best. After A.M. Best downgraded the rating of Converium Reinsurance (North America) Inc. to "B-" (Fair) and that company was placed into runoff by its parent company in September 2004, Converium's participation under our quota share treaty was novated to Tokio Millenium Re Ltd., Hannover Reinsurance (Ireland) Ltd. and E+S Reinsurance (Ireland) Ltd. effective January 1, 2004. See "--Reinsurance--2004 Reinsurance Program" for further detail.

   Managing General Agency

   TRM produces business for its issuing companies through various programs, as follows:

   TRM Small Business Overflow Program. TRM's small business overflow program, created in 2003, provides additional capacity and the ability to write risks outside of New York for commercial lines products of the kind written by TICNY (other than workers' compensation and landlord package policies), generating annual premiums per policy of less than $25,000. All the rates, forms and underwriting guidelines for this program are identical to those used by TICNY.

   TRM Middle Market Program. TRM's middle market program enables us to access commercial lines business for the same classifications of risk written by TICNY, but having annual premiums per policy in excess of $25,000. The middle market program also enables us to serve accounts that require a larger insurer than TICNY or are located outside of New York. For risks that would otherwise qualify for a commercial package policy, this program can offer monoline property or general liability coverages where one of the coverage parts does not qualify due to overly competitive pricing, lack of capacity, insufficient underwriting expertise or a restricted underwriting classification.

   This program focuses on mercantile, residential and commercial building risks and offers property limits up to $30.0 million per location. Most of the business is located in New York City, with some accounts in other areas of New York State and New Jersey. Prior to 2001, the premium rates for the middle market program were significantly lower than the rates offered by TICNY. Beginning in 2001, the rates in this program were significantly increased, and beginning in 2004 they were not substantially different from those offered by TICNY.

   TRM Large Lines General Liability Real Estate Program. This program, which we began in 1996, provides monoline general liability policies for mercantile, residential and commercial building risks primarily in New York City, generating annual general liability premiums in excess of $100,000. From 2001 through 2003, premium rates increased significantly on a cumulative basis from 2000 levels and we re-underwrote this program. While the rate levels stabilized in 2004, we continue to obtain modest premium changes.


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
   TRM Claims Service

   TRM's claims service division provides complete claims adjusting and litigation management service for all commercial and personal property and casualty lines of business to TRM's issuing insurance companies, reinsurers and self-insureds. TRM presently bills its claims administration cost as a value added service to its issuing companies and is reimbursed by the issuing companies for the amounts billed. The fees earned by TRM help offset the total expenses incurred by TICNY's claims staff and allow TICNY to maintain a larger claims infrastructure than it would otherwise be able to support with its own premium base. The amount of claims administration fees reimbursed by the issuing companies was $4.0 million in 2004, $3.6 million in 2003 and $4.4 million in 2002.

   In addition, TRM generates fees for a profit by providing claims administration, audit and consulting services to self-insureds and other insurance companies. While TRM has not actively marketed its claims service division, its reputation in claims administration and litigation management has brought several opportunities to act as a third-party claims administrator. For this reason, we plan to expand our claims administration services for profit in the future.

   TRM Reinsurance Intermediary Services

   TRM's reinsurance intermediary services division provides reinsurance intermediary services to TICNY and to TRM's issuing companies. Its revenue is derived from a fee sharing agreement with an outside reinsurance intermediary on the premium ceded to various reinsurers that reinsure TICNY and TRM's issuing companies. Its revenue for performing these services was $0.7 million in 2004, $1.1 million in 2003 and $3.2 million in 2002. Revenue in 2002 was higher due to additional intermediary fees that we negotiated in that year in lieu of commission for placing reinsurance on behalf of TICNY and TRM's issuing companies.

PRODUCT DEVELOPMENT AND MARKETING STRATEGY

   We believe that many insurance companies develop and market their products based on an underwriting focused approach in which they define products based upon their underwriting guidelines and subsequently market those products to producers whose needs fit within the bounds of their underwriting criteria. Conversely, while we are a disciplined underwriting organization, our product development and marketing strategy is to first identify needed products and services from our producers and then to develop profitable products in response to those needs. After positioning our products in this manner, we focus on developing underwriting guidelines that enable us to make an underwriting profit. This approach has allowed our organization to gain the reputation of being responsive to market needs with a highly service oriented approach to our producer base.

   When we first began operations in 1990, our producers confirmed the need for us to underwrite small commercial risks, such as apartment buildings, restaurants and retail stores in urban areas such as New York City that other insurance companies avoided due to a perceived lack of underwriting profitability. In response to this need, we developed commercial package policies that provided limited property and liability coverage customized to meet the needs of this nonstandard market segment, as well as underwriting and claims approaches that enabled us to achieve underwriting profitability. Since then, we have continued to develop other commercial lines products such as business owners, workers' compensation and commercial automobile policies, and introduced personal lines products such as homeowners and dwelling policies, to respond to the needs of our customers in other nonstandard segments as well as customers in the preferred and standard market segments where we generally offer lower rates and broader coverages for risks that we perceive to have more desirable underwriting characteristics.

   With the development of our broad product line offering, we have been able to access markets with significant premium volume and opportunity for market penetration. We have increased our market share in each of these lines of business. We have been able to achieve profitable premium growth by keeping our annual premium volume objectives in the various lines of business low relative to the overall size of the market in those lines. This approach allows us to remain selective in our underwriting and to avoid sacrificing profitability for the sake of volume.

   In marketing our products, we segment the market based upon industry, location, pricing tiers and premium size. For commercial lines products, we have generally focused on specific classes of business in the real estate, retail, wholesale and service industries such as retail and wholesale stores, residential and commercial buildings, restaurants and artisan contractors. We target these underserved classes of business because we believe that they are less complex, have reduced potential for loss severity and can be easily screened and verified through physical or telephonic inspection.

   We also have historically targeted risks located in urban areas such as New York City that require special underwriting expertise and have generally been avoided by other insurance companies. We have had success targeting markets in geographical areas outside of New York City by focusing on classes of business such as residential real estate buildings that other companies have avoided.

   We have also expanded our product offering to various lines of business within the preferred, standard and non-standard pricing segments. Within the preferred, standard or non-standard market segment, we first develop different pricing, coverages and underwriting guidelines. For example, the pricing for the preferred risk segment is generally the lowest, followed by the standard and non-standard risk segments. The underwriting guidelines are correspondingly stricter for preferred risks in order to justify the lower premium rates charged for these risks. Underwriting standards become progressively less restrictive for standard and non-standard risks.

   In addition to segmenting our products by industry, location and pricing tiers, we further classify our products into the following premium size segments under $25,000 (small), $25,000 to $100,000 (medium) and over $100,000
(large). We have historically had more success in the small premium size segment due to our focus on reducing our underwriting expenses by realizing economies of scale, utilizing technology and developing efficient business processes. We believe that due to the higher cost of underwriting small policies, other insurance companies have not been able to price competitively in this premium size segment. Our expense advantage has allowed us to maintain adequate rates through industry cycles. With improved market conditions in recent years, we have seen adequate pricing in the medium and large premium size segments as reflected by improved underwriting performance by TRM, which has focused on these premium size segments.

   Each year, we analyze various market segments and deliver products for each line of business in those segments that present the best opportunity to earn an underwriting profit based on the prevailing market conditions. As a result, the segments on which we focus will vary from year to year as market conditions change. We expand our product offerings in segments where we believe that we have established the appropriate price, coverage and commission rate to generate the desired underwriting profit. Conversely, we aim to reduce our product offerings in market segments where competition has reduced opportunities for us to earn an underwriting profit.

   With the financial strength upgrade to "A-" (Excellent) we believe we are positioned to expand our insurance product offering and marketing capability to write policies generating premiums in excess of $25,000 within the preferred tier. Prior to the upgrade, these risks were written only through TRM's issuing companies. In addition, we believe we will be able to write preferred risks with higher property limits than we have been able to write in TICNY prior to the upgrade as well as products in other market segments. There is no guarantee that TICNY will maintain the improved rating.

   DISTRIBUTION

   We generate business through independent wholesale and retail agents and brokers who we refer to collectively as producers. These producers sell policies for us as well as for other insurance companies. Prior to the renewal rights agreement with OneBeacon, we had approximately 300 producers appointed to generate new business. We also had approximately 400 producers who are authorized to place only renewals of the business that we acquired in the Empire renewal rights transaction in 2001. With the acquisition of the OneBeacon business, we established agency agreements with an additional 280 agents throughout New York State.


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
   Approximately 49% of the total of TICNY's gross premiums written and premiums produced by TRM on behalf of its issuing companies in 2004 were derived from our top 10 producers. In 2004, Morstan General Agency, Davis Agency Inc., CRC Insurance and Simon Agency, Inc. produced 14%, 7%, 7% and 5%, respectively, of the total of TICNY's gross premiums written and premiums produced by TRM on behalf of its issuing companies. No other producer was responsible for more than 5% of TICNY's gross premiums written and premiums produced by TRM for its issuing companies in 2004.

   We carefully select our producers by evaluating several factors such as their need for our products, premium production potential, loss history with other insurance companies that they represent, product and market knowledge and the size of the agency. We generally appoint producers with a total annual premium volume greater than $5,000,000. We expect a new producer to be able to produce at least $250,000 in annual premiums for us during the first year and $500,000 in annual premiums after three years. The newly appointed producers that were part of the OneBeacon transaction are providing access to the expiring OneBeacon renewal policies, as well as producing new business within our established underwriting guidelines and marketing appetite.

   Commissions paid to producers in 2004 for TICNY averaged 16.7% of gross premiums earned. For TRM business, average commissions in 2004 were 13.9%. Our commission schedules are 1 to 1.5 points higher for wholesalers as compared to retailers in recognition of the additional duties that wholesalers perform. Also, TICNY has a profit sharing plan that added less than (Y)% to overall commission rates in 2004. The same plan is in place for 2005.

   Prior to the IPO, we were able to generate as much premium volume as TICNY's surplus would support consistent with its A.M. Best rating. With the additional capital infusion resulting from the IPO we have increased marketing and business development efforts aimed at increasing premium volume in New
York City as well as other areas in New York State. This has been directed at the orientation and training of the newly appointed agents. Additionally, with the acquisition of TNIC, our focus has increased in developing marketing capabilities and agency relationships in other northeastern states. Currently, our activities are directed toward constructing a producer network in New Jersey. Additionally on March 1, 2005 we announced the formation of a Programs Underwriting Unit to compliment our regional distribution approach. The
Program Underwriting Unit will allow us to gain access to established highly focused and narrowly defined books of business that are distributed over a broader geographical area not accessible through our regional distribution approach. It will also enable us to add greater value to our existing agents by developing new program opportunities for classes of business that we do not currently underwrite or in which we have a limited market penetration.

   To ensure that we obtain profitable business from our producers, we attempt to position ourselves as our producers' primary provider of the products that we offer. We manage the results of our producers through a quarterly review to monitor premium volume and profitability. At the end of each quarter, we produce premium and loss history reports and develop actuarial ultimate accident year factors in order to project the profitability of the producers. We continuously monitor the producers in this manner so we can develop corrective action, if necessary, at any time throughout the year.

UNDERWRITING

   The underwriting strategy for controlling our loss ratio is to seek diversification in our products and an appropriate business mix for any given year, emphasizing profitable lines of business and de-emphasizing unprofitable lines. At the beginning of each year, we establish the target loss ratios for each line of business. We monitor the actual loss ratio throughout the year on a monthly basis. If any line of business fails to meet its target loss ratio, a cross-functional team comprised of personnel from the underwriting teams and the corporate underwriting, actuarial, claims and loss control departments meets to develop a corrective action plan that may involve revising underwriting guidelines, non-renewing unprofitable segments or entire lines of business and/or rate increases.

   During the period of time that a corrective action plan is being implemented with respect to any product line that fails to meet its target loss ratio, premium for that product line is reduced or maintained depending upon its effect on our total loss ratio. To offset the reduction or lack of growth in premium volume for the

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
products that are undergoing corrective action, we seek to expand our premium writings in existing profitable lines of business or add new lines of business with better underwriting profit potential.

   We establish underwriting guidelines for all the products that we underwrite to ensure a uniform approach to risk selection, pricing and risk evaluation among our underwriters and to achieve underwriting profitability. Our underwriting process involves securing an adequate level of underwriting information from our producers, identifying and evaluating risk exposures and then pricing the risks we choose to accept. For certain approved classes of commercial risks and most personal lines policies, we allow our producers to initially bind these risks utilizing rating criteria that we provide to them. Also, our web-based platform WebPlus provides our producers with the capability to submit and receive quotes over the Internet and contains our risk selection and pricing logic, thereby enabling us to streamline our initial submission and screening process. If the individual risk does not meet the initial submission and screening parameters contained within WebPlus, the risk is automatically referred to our assigned underwriter for specific offline review. See "--Technology."

   Once a risk is bound by our underwriter or producers, our internal or outside loss control representatives conduct physical inspections of substantially all of the insured premises to validate the information provided by our producers and provide a loss control report to our underwriters to make a final evaluation of the risk. With the exception of a few typically low risk classes of business such as beauty parlors and offices, all of the new risks that are bound are physically inspected or subject to a telephone survey, generally within 60 days from the effective date of the policy. If the inspection reveals that the risk insured under the policy does not meet our established underwriting guidelines, the policy is generally cancelled within the first 60 days from its effective date. If the inspection reveals that the risk meets our established underwriting guidelines but the policy was bound with incorrect rating information, the policy is amended through an endorsement based upon the correct information. We supplement the inspection by using online data sources to further evaluate the building value, claim experience, financial history and catastrophe exposures of the insured. In addition, we specifically tailor coverages to match the insured's exposure and premium requirements. We complete internal file reviews and audits on a monthly, quarterly and annual basis to confirm that underwriting standards and pricing programs are being consistently followed.

   Our gross and net losses from the World Trade Center terrorist attack of September 11, 2001 were $1.2 million and $0.4 million, respectively, as of December 31, 2004. We believe we avoided significant losses from this catastrophe due to the typical profile of our property risks, which are generally comprised of residential buildings, retail stores and restaurants covered under policies with low building and content limits. We carefully underwrite potential catastrophe exposures to terrorism losses. Our underwriting guidelines are designed to avoid properties designated as or in close proximity to high profile or target risks, individual buildings over 25 stories and any site within 500 feet of major transportation centers, bridges, tunnels and other governmental or institutional buildings. In addition, we monitor the concentration of employees insured under our workers' compensation policies and avoid writing risks with more than 40 employees in any one building. However, please see "Risk Factors--Risks Related to Our Business--We may face substantial exposure to losses from terrorism, we are currently required by law to provide coverage against such losses, and the Terrorism Risk Insurance Act of 2002 may expire on December 31, 2005," regarding the possible impact of the scheduled expiration of the Terrorism Risk Insurance Act of 2002 on December 31, 2005. We may increase our property limits profile and the premium size of our policies in TICNY as a result of the increase in TICNY's statutory surplus due to the capital contribution of $98 million of the proceeds from the IPO and the rating upgrade to "A-" (Excellent) by A.M. Best.

   We underwrite our products through four underwriting teams that are each headed by an underwriting manager having an average of approximately 15 years of industry experience in the property and casualty industry. We have the following five business units: small commercial, middle market, commercial auto, personal lines and programs. These business units perform underwriting functions and are supported by professionals in the corporate underwriting, actuarial, operations, business development and loss control departments. The corporate underwriting department is responsible for managing and analyzing the profitability of our entire book of business, supporting line underwriting with technical assistance, developing underwriting guidelines, granting underwriting authority, training, developing new products and monitoring underwriting quality control through audits. The actuarial department is responsible for monitoring rate

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
adequacy on all of our products and analyzing loss data on a monthly basis. The underwriting operations department is responsible for developing workflows, conducting operational audits and providing technical assistance to the underwriting teams. The loss control department conducts loss control inspections on nearly all new commercial and personal lines business written, utilizing in-house loss control representatives and outside vendors. The business development department works with the underwriting teams to manage relationships with our producers.

PRICING

   We price our products to make an acceptable underwriting profit. In situations where rates for a particular line become insufficient to produce satisfactory results, we control growth and reduce our premium volume in that line.

   We generally use actuarial loss costs promulgated by the Insurance Services Office, a company providing statistical, actuarial and underwriting claims information and related services to insurers, as a benchmark in the development of pricing for our products. We further tailor pricing to each specific product we underwrite (other than workers' compensation), taking into account our historical loss experience and individual risk and coverage characteristics. For workers' compensation policies, we use statistical information provided by the New York Compensation Insurance Rating Board ("NYCRIB") as a benchmark in developing our pricing.

   If a particular business line is not performing well, we may seek rate increases, which are subject to regulatory approval (see "--Regulation") and market acceptance. Recently, we have been successful in increasing our rates. We increased our premiums on our commercial renewals as measured against expiring premium by 6% in 2002, 9% in 2003 and 9% in 2004. In personal lines, we increased premium by 2.6% in both 2002 and 2003, and 9.5% in 2004.

   We believe that beginning in the latter half of 2004 the rates for property and casualty insurance products generally began to moderate, and for certain products, rates began to decrease due to an increased level of competition. These changes may signal the start of a "soft market" cycle that could restrict or diminish our ability to obtain rate increases as in the recent past.

REINSURANCE

   We purchase reinsurance to reduce our net liability on individual risks, to protect against possible catastrophes, to achieve a target ratio of net premiums written to policyholders' surplus and to expand our underwriting capacity. Reinsurance coverage can be purchased on a facultative basis, where individual risks are reinsured, or on a treaty basis, where a class or type of business is reinsured. We purchase facultative reinsurance to provide limits in excess of the limits provided by our treaty reinsurance. Treaty reinsurance falls into three categories: quota share (also called pro rata), excess of loss and catastrophe treaty reinsurance. Under our quota share reinsurance contracts, we cede a predetermined percentage of each risk for a class of business to the reinsurer and recover the same percentage of each loss and loss adjustment expenses. We pay the reinsurer the same percentage of the original premium, less a ceding commission. The ceding commission rate is based upon the ceded loss ratio on the ceded quota share premiums earned. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Critical Accounting Policies--Ceding commissions earned." Under our excess of loss treaty reinsurance, we cede all or a portion of the liability in excess of a predetermined deductible or retention. We also purchase catastrophe treaty reinsurance on an excess of loss basis to protect ourselves from an accumulation of net loss exposures from a catastrophic event or series of events such as terrorist acts, riots, windstorms, hailstorms, tornadoes, hurricanes, earthquakes, blizzards and freezing temperatures. We do not receive any commission for ceding business under excess of loss or catastrophe reinsurance agreements.

   The type, cost and limits of reinsurance we purchase can vary from year to year based upon our desired retention levels and the availability of quality reinsurance at an acceptable price. Our quota share contracts and excess of loss reinsurance programs were renewed on January 1, 2005. Our catastrophe treaty reinsurance was extended for two months through August 31, 2004 and subsequently renewed on September 1, 2004 through June 30, 2005 and on July 1, 2005 through June 30, 2006.


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
   In recent years, the reinsurance industry has undergone very dramatic changes. Soft market conditions created by years of inadequate pricing brought poor results, which were exacerbated by the events of September 11, 2001. As a result, market capacity was reduced significantly. Reinsurers exited lines of business, significantly raised rates and imposed much tighter terms and conditions where coverage was offered, to limit or reduce their exposure to loss.

   In an effort to maintain quota share capacity for our business with favorable commission levels, we have been accepting loss ratio caps in our reinsurance treaties. Loss ratio caps cut off the reinsurer's liability for losses above a specified loss ratio. These provisions have been structured to provide reinsurers with some limit on the amount of potential loss being assumed, while maintaining the transfer of significant insurance risk with the possibility of a significant loss to the reinsurer. We believe our reinsurance arrangements qualify for reinsurance accounting in accordance with SFAS 113, Accounting for Reinsurance Contracts. The loss ratio caps for our quota share treaties are 95.0% for 2005, and were 95.0% in 2004, 92.0% in 2003, 97.5% in
2002 and 100.0% in 2001.

   Recently, regulators and other governmental authorities have been investigating certain types of insurance and reinsurance arrangements that they allege are intended only to smooth an insured company or ceding insurer's earnings rather than to transfer insurance risk. However, these investigations, the related legal actions and the accompanying increased scrutiny of "non-traditional" reinsurance arrangements may lead to a change in the applicable accounting standards or a reduction in the availability of some types of reinsurance. In turn, these developments could produce higher prices for reinsurance, an increase in the amount of risk we retain, reduced ceding commission revenue, or other potentially adverse developments. In that event, we may be required to restructure or reduce our use of quota share reinsurance or reduce our premium writings. See "--Regulation--Industry Investigations."

   Regardless of type, reinsurance does not legally discharge the ceding insurer from primary liability for the full amount due under the reinsured policies. However, the assuming reinsurer is obligated to indemnify the ceding company to the extent of the coverage ceded. To protect our company from the possibility of a reinsurer becoming unable to fulfill its obligations under the reinsurance contracts, we attempt to select financially strong reinsurers with an A.M. Best rating of "A-" (Excellent) or better and continue to evaluate their financial condition and monitor various credit risks to minimize our exposure to losses from reinsurer insolvencies.

   To further minimize our exposure to reinsurance recoverables, effective October 1, 2003, we have placed our quota share reinsurance treaty on a "funds withheld" basis under which ceded premiums written are deposited in segregated trust funds from which we receive payments for losses and ceding commission adjustments. We also used the proceeds from the IPO and the concurrent private placement to increase the capitalization of our insurance subsidiary. As a result of this increase in capital, our insurance subsidiary has been able to retain more of the risk on the business it writes, thereby reducing our need for quota share reinsurance.


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
   The following table summarizes our reinsurance exposures by reinsurer as of December 31, 2004.

                                                        RECOVERABLE ON      PREPAID AND
                                              A.M.     -----------------      RETURN
                                              BEST      PAID                REINSURANCE   COMMISSIONS
REINSURER                                    RATING    LOSSES   RESERVES     PREMIUMS      RECEIVABLE
------------------------------------------   ------    ------   --------    -----------   -----------
                                                                 ($ IN THOUSANDS)
PXRE Reinsurance Company .................       A     $3,804    $33,852      $    --        $8,329
American Re-Insurance Company(1) .........       A      1,175     13,301        1,376            --
Platinum Underwriters Reinsurance, Inc. ..       A         --        659          250            --
SCOR Reinsurance Company .................     B++          9      1,322           --            --
Lloyd's of London ........................       A         --         --           --            --
Folksamerica Reinsurance Company .........       A         --         --           --            --
Odyssey America Reinsurance Corporation ..       A         --         --           --            --
Erie Insurance Exchange ..................      A+         --         --           --            --
American Agricultural Insurance Company ..       A         --         --           --            --
Endurance Specialty Insurance, Ltd. ......       A         33        686           77            --
Tokio Millenium Re Ltd. (2) ..............      A+      3,317     31,278       13,093            --
Hannover Reinsurance (Ireland) Ltd. ......       A        850      7,750       10,474            --
E+S Reinsurance (Ireland) Ltd. ...........       A        212      1,937        2,619            --
Hannover Rueckversicherungs AG ...........       A         --        988          502            --
                                                       ------    -------      -------        ------
 Total ...................................             $9,400    $91,773      $28,391        $8,329
                                                       ======    =======      =======        ======


                                             FUNDS HELD,     AMOUNTS
                                                CEDED        IN TRUST
                                             PAYABLE AND     ACCOUNTS       NET
                                               DEFERRED     OR SECURED    EXPOSURE
                                                CEDING      BY LETTERS       TO
REINSURER                                    COMMISSIONS    OF CREDIT    REINSURER
------------------------------------------   -----------    ----------   ---------
                                                        ($ IN THOUSANDS)
PXRE Reinsurance Company .................     $  (804)       $   --      $46,789
American Re-Insurance Company(1) .........         278            --       15,574
Platinum Underwriters Reinsurance, Inc. ..          33            --          876
SCOR Reinsurance Company .................          --            --        1,331
Lloyd's of London ........................        (125)           --          125
Folksamerica Reinsurance Company .........         (41)           --           41
Odyssey America Reinsurance Corporation ..         (34)           --           34
Erie Insurance Exchange ..................          --            --           --
American Agricultural Insurance Company ..         (14)           --           14
Endurance Specialty Insurance, Ltd. ......          --           796           --
Tokio Millenium Re Ltd. (2) ..............      44,520         3,168           --
Hannover Reinsurance (Ireland) Ltd. ......      17,814         1,260           --
E+S Reinsurance (Ireland) Ltd. ...........       4,454           314           --
Hannover Rueckversicherungs AG ...........          42            --        1,448
                                               -------        ------      -------
 Total ...................................     $66,123        $5,538      $66,232
                                               =======        ======      =======

---------------
(1) Downgraded to "A" (Excellent) in January 2005.
(2) Downgraded to "A+" (Excellent) in July 2005.

   2005 REINSURANCE PROGRAM

   Quota Share Reinsurance. Effective January 1, 2005, TICNY entered into a quota share treaty to reinsure against losses up to $1.0 million per occurrence on the gross premiums written in the insurance segment. Under the terms of the treaty, TICNY cedes 25% of its net premiums written and retains the remaining 75%. The provisional ceding commission under this treaty is 39.1% of ceded net premiums written. Of the premium ceded, Tokio Millennium Re Ltd. ("Tokio Millennium"), rated "A++" (Superior) by A.M. Best, reinsures 50%, Hannover Reinsurance (Ireland) Ltd., rated "A" (Excellent) by A.M. Best, reinsures 40% and E+S Reinsurance (Ireland) Ltd. (collectively, with Hannover Reinsurance (Ireland) Ltd., "Hannover"), rated "A" (Excellent) by A.M. Best, reinsures the remaining 10%. The 2005 quota share treaty contains various exclusions and provides coverage for 100% of extra-contractual obligations and losses in excess of policy limits. To reduce TICNY's credit exposure to reinsurance, the quota share reinsurance has been placed on a "funds withheld" basis. Under the terms of the reinsurance treaty, TICNY guarantees to credit the reinsurers with a 3% annual effective yield on the monthly balance of this account.

   Effective January 1, 2005, TICNY entered into a quota share treaty to reinsure against umbrella losses up to $5.0 million per occurrence. Under the terms of the treaty TICNY cedes 95% of its premiums written and retains the remaining 5%. The provisional ceding commission under this treaty is 30% of ceded premium written. Of the premium ceded, Platinum Underwriters Reinsurance, Inc., rated "A" (Excellent) by A.M. Best, reinsures 50% and Hannover Ruckversicherungs AG, rated "A" (Excellent) by A.M. Best, reinsures 50%.

   Excess of Loss Reinsurance. Effective January 1, 2005 we entered into an excess of loss reinsurance treaty program with the same terms as the 2004 Excess of Loss Reinsurance Treaty. The 2005 excess of loss reinsurance treaties were placed with American Re-Insurance Company ("Am Re"), rated "A" (Excellent) by A.M. Best, Platinum Underwriters Reinsurance, Inc., rated "A" (Excellent) by A.M. Best, Endurance Specialty Insurance, Ltd., rated "A" (Excellent) by A.M. Best, syndicates from Lloyd's of London, rated "A" (Excellent) by A.M. Best, and Hannover Ruckversicherungs AG, rated "A" (Excellent) by A.M. Best.

   Catastrophe Reinsurance. The 2004 Property Catastrophe Program provides coverage for events occurring through June 30, 2005 and is expected to be renewed on July 1, 2005 with a similar structure to the expiring program.

   Terrorism Reinsurance. Pursuant to the Terrorism Risk Insurance Act of 2002 ("The Terrorism Act"), TICNY must offer insureds the option to purchase coverage for certified acts of terrorism for an additional premium or decline such coverage. When the coverage is not purchased, we endorse the policy to exclude coverage for certified acts of terrorism, but losses from an act of terrorism that is not a certified event may be covered in any case. Also, even for certified acts of terrorism, losses from fire following the act of terrorism are covered.

   The Terrorism Act reimburses up to 90% of the losses to commercial insurers due to certified acts of terrorism in excess of a deductible. Our deductible in 2004 was 10% of our 2003 direct earned premium on commercial lines. Our deductible in 2005 is 15% of our 2004 direct earned premiums on commercial lines. Our quota share reinsurance treaty specifically provides terrorism coverage. The amount of coverage is limited to 10% of the ceded earned premiums for the applicable treaty year. Excess of loss reinsurance treaties for multiple-line and workers' compensation contain various sublimits for terrorism coverage.

   The Federal assistance under the Terrorism Act is scheduled to expire at the end of 2005 unless Congress extends it. Legislation has been introduced to extend the Terrorism Act but we cannot predict whether or when any such extension may be enacted and what the final terms of such legislation would be. In the event that the Federal assistance under the Terrorism Act is not extended or is altered (e.g., by increasing the deductible or reducing the amount of loss that is reimbursed), our potential losses from a terrorist attack could be substantially larger than previously expected. Policies we write in 2005 will cover periods after the scheduled expiration of the Terrorism Act, and we are taking the uncertainty regarding renewal of The Terrorism Act into account in our pricing. Potential future changes to the Terrorism Act could also adversely affect our ability to obtain reinsurance on favorable terms, including pricing, and may affect our underwriting strategy, rating, and other elements of our operation. See "Risk Factors--Risks Related to Our Business--We may face substantial exposure to losses from terrorism, we are currently required by law to provide coverage against such losses, and the Terrorism Risk Insurance Act of 2002 may expire on December 31, 2005."

   In addition, in the event that the Terrorism Act is not extended, while we would no longer be required to offer the insured the ability to purchase coverage for Certified Acts of Terrorism, the New York State Insurance Department has not approved a terrorism exclusion so it is possible that we would not be permitted to exclude losses resulting from terrorist acts in New York State for accounts under $100,000 premium size.

   2004 REINSURANCE PROGRAM

   Quota Share Reinsurance. Effective January 1, 2004, TICNY entered into a quota share treaty to reinsure against losses up to $1.0 million per occurrence on the gross premiums written in the insurance segment. Under the terms of the treaty, TICNY ceded 60% of its net premiums written and retained the remaining 40%. In accordance with treaty terms, TICNY elected to reduce the quota share cession from 60% to 25% on October 1, 2004. The provisional ceding commission under this treaty was 39.1% of ceded net premiums written. Of the premium ceded, Tokio Millennium, rated "A++" (Superior), reinsured 33 1/3%; Converium Reinsurance (North America) Inc. ("Converium"), rated "A-" (Excellent) by A.M. Best, reinsured 33 1/3%; Hannover Reinsurance (Ireland) Ltd., rated "A" (Excellent) by A.M. Best, reinsured 26 2/3% and E+S Reinsurance (Ireland) Ltd., rated "A" (Excellent), reinsured the remaining 6 2/3%. The 2004 quota share treaty contained various exclusions and provided coverage for 100% of extra-contractual obligations and losses in excess of policy limits. To reduce TICNY's credit exposure to reinsurance, the quota share reinsurance was placed on a "funds withheld" basis. Under the terms of the reinsurance treaty, TICNY guaranteed to credit the reinsurers with a 2.5% annual effective yield on the monthly balance of this account.

   In September 2004, A.M. Best downgraded the rating of Converium to "B-"
(Fair) and Converium was placed into run-off by its parent company. As a result, on September 2, 2004, we delivered notice to Converium under our quota share treaty of our intent to terminate their participation under the quota share treaty on a cut-off basis effective November 1, 2004 (subsequently extended to December 31, 2004). Subsequently we reached an agreement with Converium, Tokio Millenium and Hannover to effect a novation of Converium's quota share treaty to those other reinsurers effective January 1, 2004, as a result of which Tokio and Hannover agreed to each take 50% of Converium's share under the quota share treaty. In connection with the agreement, Tokio, Hannover and TICNY agreed to fully release Converium for any liabilities under the quota share treaty. In addition, we decided to retain the unearned premiums and risks as of December 31, 2004 that would have been ceded to Converium absent the novation.

   Effective October 1, 2004, TICNY entered into a quota share treaty to reinsure against equipment breakdown losses up to $35 million per occurrence. Under the terms of the treaty, TICNY cedes 100% of its premium written to The Hartford Steam Boiler Inspection and Insurance Company, rated "A++" (Superior) by A.M. Best. The flat ceding commission under this treaty is 30%. A nominal amount of premium was ceded to this treaty in 2004. The treaty is placed on a continuous basis, therefore the above terms will be in effect during 2005.

   Excess of Loss Reinsurance. Effective January 1, 2004 we entered into an excess of loss reinsurance treaty program whereby our reinsurers were liable for 100% of the ultimate net losses in excess of $1 million for all lines of business we write, up to $10 million of limit. The program provided coverage in several layers. The first layer, which applied to multiple lines of business, afforded coverage for property business up to $1 million in excess of $1 million for each risk, with a per occurrence limit of $3 million, and for casualty business and for workers' compensation losses, up to $1 million in excess of $1 million per occurrence. The excess of loss program then bifurcated into separate workers' compensation and property layers. The workers' compensation layers afforded coverage for workers' compensation business up to $3 million in excess of $2 million for each occurrence, and for up to $5 million in excess of $5 million for each occurrence, with a maximum of $5 million for any one life. The property layers afforded coverage for property business up to $3 million in excess of $2 million for each risk, subject to a per occurrence limit of $6 million, and for up to $5 million in excess of $5 million for each risk, with a maximum of $5 million for each occurrence. The excess of loss treaties contained various sub-limits or exclusions for specific lines of business, provided coverage for 90% of extra-contractual obligations and losses in excess of policy limits, and allowed TICNY to recover allocated loss adjustment expenses on a pro rata basis in proportion to net loss. The 2004 excess of loss reinsurance treaties were placed with Am Re, rated "A" (Excellent) by A.M. Best, Platinum Underwriters Reinsurance, Inc., rated "A" (Excellent) by A.M. Best, Endurance Specialty Insurance, Ltd., rated "A" (Excellent) by A.M. Best, syndicates from Lloyd's of London, rated "A" (Excellent) by A.M. Best, Hannover Ruckversicherungs AG, rated "A" (Excellent) by A.M. Best, and Aspen Insurance UK Limited, rated "A" (Excellent) by A.M. Best.

   Catastrophe Reinsurance. Effective July 1, 2004, the 2003 Property Catastrophe Program described below was extended until August 31, 2004 and provided coverage in four layers on a per occurrence basis for losses up to $55 million, less our net retention of the first $5 million of losses. Effective September 1, 2004, we entered into a property catastrophe reinsurance program that provides coverage in five layers for losses up to $75 million, less our retention of the first $15 million of losses through June 30, 2005. The program covers aggregations of net exposures on our in force, new, renewal and assumed personal and commercial property as well as auto physical damage and inland marine business, subject to certain exclusions, including mold claims, terrorists events and nuclear, chemical and biochemical attacks. In the event of a catastrophic event that results in a loss under this program, we must reinstate the amount of cover exhausted by the loss on a one-time basis by paying an additional premium to the reinsurers. Each year we select the amount of catastrophic reinsurance that we believe will be necessary to protect our company against catastrophic events. We believe the amount of catastrophic coverage is sufficient to cover our probable maximum loss from a once in a one hundred year catastrophic event. Our catastrophic reinsurers include American Agricultural Insurance Company, rated "A" (Excellent) by A.M. Best, Folksamerica Reinsurance Company, rated "A"

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
(Excellent) by A.M. Best, Odyssey America Reinsurance Corporation, rated "A" (Excellent) by A.M. Best, PXRE Reinsurance Company, rated "A" (Excellent) by A.M. Best, and syndicates from Lloyd's of London, rated "A" (Excellent) by A.M. Best.

   2003 REINSURANCE PROGRAM

   Quota Share Reinsurance. In 2003, TICNY entered into two quota share treaties to reinsure against losses and loss adjustment expenses up to $500,000 per occurrence incurred on the gross premiums written in the insurance segment. The treaties contain provisions that reduce the obligations of the reinsurers at certain loss ratios. Effective January 1, 2003, TICNY ceded 70.0% of the risks it underwrote to PXRE Reinsurance Company ("PXRE New Jersey") and PMA Reinsurance Company ("PMA"), with PXRE New Jersey reinsuring 75% and PMA 25% of such cession.

   In connection with the quota share treaty with PXRE New Jersey, we also entered into an aggregate excess of loss reinsurance agreement with an affiliate of PXRE New Jersey, PXRE Reinsurance (Barbados) Ltd. ("PXRE Barbados"), and remitted $10,000,000 as deposit premium to PXRE Barbados as called for by the contract. This aggregate excess of loss agreement covered 52.5% of the layer, consisting of 18.48% of "ultimate net loss" (as defined in the contract) in excess of 69.02% of ultimate net loss, and it inured solely to the benefit of PXRE New Jersey (in that premiums and losses we paid to or received from PXRE Barbados were deducted from premiums and losses we would have paid to or received from PXRE New Jersey) in connection with its participation in the 2003 quota share agreement with TICNY.

   After we entered into the quota share treaty, PMA's rating was lowered by A.M. Best from "A" (Excellent) to "A-" (Excellent) and then to "B++" (Very
Good). Effective October 1, 2003, we commuted PMA's participation under the reinsurance treaty. The effect of this commutation was to conclude PMA's participation in the quota share treaty and to discharge PMA from future related liabilities effective October 1, 2003. Loss related amounts recoverable from PMA at the commutation date including ceded loss and loss adjustment expense reserve liabilities of $2.7 million and ceded paid losses of $0.4 million that had not yet been recovered from PMA were settled with a payment received from PMA of $3.1 million. We also received $2.5 million for ceded unearned premium at the commutation date resulting in a total cash settlement of $5.6 million. In addition to commuting the treaty with PMA, we cancelled PXRE New Jersey's participation under the quota share treaty on a cut-off basis effective October 1, 2003, to reduce the credit risk associated with having a significant amount of reinsurance recoverables with PXRE New Jersey. As a result, PXRE New Jersey is not obligated to indemnify us for losses occurring after September 30, 2003. Effective October 1, 2003, we also commuted the aggregate excess of loss reinsurance treaty with PXRE Barbados. As a result of the commutation of the aggregate excess of loss treaty agreement, we recorded $1.5 million in ceding commission income.

   As a result of the commutation with PMA, we assumed exposure to a total of $3.2 million in losses on earned premium that had previously been ceded to PMA. In addition, TICNY's net exposure to any individual or catastrophe losses incurred up to the $500,000 quota share limit increased from 30% prior to the commutation to 47.5% on any business written during the period from January 1, 2003 to September 30, 2003 and premiums earned during this period. This commutation also increased our leverage ratios, including net premiums written to surplus, which potentially could have affected TICNY's rating with various rating agencies. To replace PMA and PXRE New Jersey as quota share reinsurers and to mitigate our net exposure, we entered into a new quota share treaty with Tokio Millennium, which is rated "A++" (Superior) by A.M. Best. In the new quota share treaty (the "October 1, 2003 Treaty"), we ceded 80% of the in force business (premium unearned by TICNY on business written in the first nine months of 2003 -- i.e., Tokio Millennium is obligated to indemnify us for 80% of losses occurring after September 30, 2003 with respect to the in force business ceded to them), and 80% of the new and renewal business written by TICNY during October, November and December of 2003, up to a maximum net premiums written of $92.25 million, to Tokio Millennium, which will indemnify us for losses occurring on or after October 1, 2003. If the net premiums written exceed $92.25 million, then the pro rata cession is subject to adjustment according to the terms of the October 1, 2003 Treaty. The change in the reinsurance treaty limited TICNY's net exposure to individual and catastrophe losses to 20% of individual and catastrophe losses up to the $500,000 quota share limit in respect of premiums earned after September 30, 2003 for business written during the period January 1, 2003 to

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
September 30, 2003 and all business written during the period October 1, 2003 to December 31, 2003. This change in the reinsurance treaty also reduced TICNY's financial ratios, including net premiums written to surplus. Under our agreements with PXRE New Jersey and PMA, we earned a provisional ceding commission of 34.2% of ceded premiums written in 2003. This provisional ceding commission could increase or decrease depending upon a sliding scale formula that links the commission rate with the loss ratio incurred on the ceded premium. Under the October 1, 2003 Treaty with Tokio Millennium, we earned a provisional ceding commission of 38.5% of ceded premiums written, subject to the same sliding scale adjustments. The quota share treaty with Tokio Millennium was placed on a "funds withheld" basis. Tokio Millennium posted a letter of credit at December 31, 2003 and replaced it with a Regulation 114 trust during the first quarter of 2004. Under the terms of the reinsurance treaty, TICNY guarantees to credit the reinsurers with a 2.5% annual effective yield on the monthly balance of this account. TICNY's 2003 quota share treaties contain various exclusions and provide coverage for 100% of extra-contractual obligations and losses in excess of policy limits.

   Excess of Loss Reinsurance. In 2003, we entered into an excess of loss reinsurance treaty program that provides coverage in six layers by line of business for losses up to $10 million net of our $712,500 net retention. The program indemnifies us on a "per risk" basis, on property business and on a "per occurrence" basis on casualty and workers' compensation. The first layer, which applies to multiple lines of business, affords coverage up to $500,000 in losses, and our retention, before the effect of the quota share reinsurance, consists of 100% of the first $500,000 of losses and 42.5% of the next $500,000 of losses. The second layer, which applies to multiple lines of business, affords coverage for the next $1 million in property losses on a per risk basis and $1 million in casualty clash and workers' compensation losses on a per occurrence basis. The excess of loss program then bifurcates into separate property and workers' compensation layers that afford coverage at $3 million in losses excess $2 million, and $5 million in losses excess
$5 million. The excess of loss treaties contain various sub-limits or exclusions for specific lines of business, provide coverage for 90% of extra-contractual obligations and losses in excess of policy limits, and allow TICNY to recover allocated loss adjustment expenses on a pro rata basis in proportion to net loss. The 2003 excess of loss reinsurance treaties were placed with Am Re, rated "A" (Excellent) by A.M. Best, Endurance Specialty Insurance, Ltd., rated "A" (Excellent) by A.M. Best, syndicates from Lloyd's of London, rated "A" (Excellent) by A.M. Best, SCOR Reinsurance Company, rated "B++" (Very Good) by A.M. Best, and Aspen Insurance UK Ltd., rated "A" (Excellent) by A.M. Best (formerly known as Wellington Reinsurance Limited, U.K.).

   Catastrophe Reinsurance. Effective July 1, 2003, we entered into a property catastrophe reinsurance program that provides coverage in four layers on a per occurrence excess of loss basis for losses up to $35 million, less our $3.5 million net retention. Our retention consists of 100% of the first $2.5 million of losses and 40% of the next $2.5 million of losses. The contract covers aggregations of net exposures on our in force, new, renewal and assumed personal and commercial property as well as auto physical damage and inland marine business, subject to certain exclusions, including mold claims, terrorists events and nuclear, chemical and biochemical attacks. In the event of a catastrophic event that results in a loss under this program, we must reinstate the amount of cover exhausted by the loss on a one-time basis by paying an additional premium to the reinsurers. Each year we select the amount of catastrophe reinsurance that we believe will be necessary to protect our company against catastrophic events. Based on this consultant's analysis, we believe the amount of catastrophe coverage we purchased for 2003 is sufficient to cover our probable maximum loss from a once in a one hundred year catastrophic event. Our catastrophe reinsurers for 2003 included American Agricultural Insurance Company, rated "A" (Excellent) by A.M. Best, Erie Insurance Exchange, rated "A+" (Superior) by A.M. Best, Folksamerica Reinsurance Company, rated "A" (Excellent) by A.M. Best, Odyssey America Reinsurance Corporation, rated "A" (Excellent) by A.M. Best, PXRE Reinsurance Company, rated "A" (Excellent) by A.M. Best, and syndicates from Lloyd's of London, rated "A" (Excellent) by A.M. Best.

INVESTMENTS

   We derive investment income from our invested assets. We invest TICNY's statutory surplus and funds to support its loss and loss adjustment expense reserves and its unearned premium reserves. Due to

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
historically limited amounts of statutory surplus and net retention by TICNY, our net investment income has not been significant. Our investment income, however, has increased beginning in 2002 as TICNY's invested assets increased due to TICNY's increased net premiums written and surplus as well as from its $98.0 million of new investments as a direct result of a capital contribution of a portion of the IPO proceeds. Our net investment income was $5.1 million in 2004, compared to $2.3 million in 2003.

   Our primary investment objectives are to preserve capital and maximize after-tax investment income. Our strategy is to purchase debt securities in sectors that represent the most attractive relative value and to maintain a moderate equity exposure. As of December 31, 2004, the fixed maturity securities represented approximately 98% of the fair market value of our investment portfolio, equity securities represented approximately 1% and common trust securities -- statutory business trusts represented approximately 1%. Historically, we have emphasized liquidity to meet our claims obligations and debt service and to support our obligation to remit ceded premium (less ceding commission and claims payments) to our quota share reinsurers on a quarterly basis. Accordingly we have traditionally maintained between 8% and 10% of our portfolio in cash and cash equivalents. As of December 31, 2004, cash and cash equivalents represented approximately 19.0% of the total of fair market value of our investment portfolio and cash and cash equivalents. The higher percentage over what we traditionally maintain was due to the net proceeds from the issuance of $26.8 million of subordinated debentures underlying trust preferred securities in December 2004.

   Our investments are managed by an outside asset management company, Hyperion Capital Management, Inc., a New York based investment management firm.
Hyperion has authority and discretion to buy and sell securities for us, subject to guidelines established by our Board of Directors. We may terminate our agreement with Hyperion upon 30 days notice. Our investment policy is conservative, as approximately 93.5% of the fixed income portion of our investment portfolio is rated A or higher as of December 31, 2004 and up to 10% of the investment portfolio may be invested in equities. The maximum allocation to equities, which includes market appreciation, is 20% of the investment portfolio. We monitor our investment results on a monthly basis to review the performance of our investments, determine whether any investments have been impaired and monitor market conditions for investments that would warrant any revision to our investment guidelines. Hyperion also provides us with a comprehensive quarterly report providing detailed information on our investment results as well as prevailing market conditions. Our investment results are also reviewed quarterly by the Board of Directors.

   See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Investments" for further information on the composition and results of our investment portfolio.

   The following table shows the market values of various categories of invested assets, the percentage of the total market value of our invested assets represented by each category and the book yield based on market value of each type as of the dates and for the periods indicated:

                                                                    AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                                            ---------------------------------------------------------
                                                                       2004                           2003
                                                            ---------------------------   ---------------------------
                                                            MARKET     PERCENT             MARKET    PERCENT
                                                             VALUE    OF TOTAL    YIELD    VALUE     OF TOTAL   YIELD
                                                            -------   --------    -----   -------    --------   -----
CATEGORY
--------                                                                        ($ IN THOUSANDS)
U.S. Treasury Securities................................    $ 1,784      0.8%     4.05%   $ 1,783       3.1%     3.75%
U.S. agency securities..................................     19,636      8.6%     4.22%     5,738      10.0%     5.38%
Corporate fixed maturity securities.....................     49,381     21.6%     4.60%    14,415      25.1%     5.71%
Mortgage-backed securities..............................     64,159     28.1%     4.52%    19,756      34.4%     6.03%
Asset-backed securities.................................     12,473      5.5%     4.92%     2,242       3.9%     5.56%
Other taxable fixed maturity securities.................        243      0.1%     4.96%       236       0.4%     4.96%
Municipal securities....................................     76,847     33.6%     3.64%    10,375      18.1%     4.10%
Common stocks...........................................      2,368      1.0%               2,017       3.5%
Preferred stocks........................................        117      0.1%     7.27%       167       0.3%     9.23%
Common trust securities -- statutory business trusts....      1,426      0.6%                 620       1.1%

   The principal change in allocations in 2004 and 2003 was an increase in the allocation to municipal bonds. The tax-equivalent yield on these securities was more attractive than the yield on taxable securities and the allocation added diversification to our portfolio. We also increased our allocation to mortgage-backed securities due to favorable yield and fundamental credit quality and reduced our allocation to corporate securities due to much tighter yield spreads and less favorable total return opportunities.

   During 2004, the most significant portfolio activity came during the fourth quarter with the investment of the IPO proceeds of $98.0 million. In order to increase the portfolio's overall tax-exempt allocation, approximately 60% of the proceeds were invested into tax-exempt securities. Due to the steeper yield curve in the tax-exempt market compared to the taxable market, the tax-exempt purchases were focused in longer duration securities averaging approximately six years. To offset these longer duration securities, the taxable bond purchases were concentrated in short durations averaging two to three years.

   In addition, during the fourth quarter of 2004, the effective duration of the portfolio decreased to 4.17 years compared to 4.41 years as of September 30, 2004. The lower duration was primarily due to the significant cash increase from the net proceeds from the issuance of $26.8 million of subordinated debentures underlying trust preferred securities in December 2004. Therefore, the portfolio duration is currently shorter than the Benchmark duration of 4.30 years as of December 31, 2004. The total return on our fixed income and short-term duration invested assets during 2004 was 4.9% on a pre-tax basis.

   During 2003, our portfolio benefited from the increase in the weighted average duration to approximately 5.1 years effected in late 2002. With interest rates declining significantly during the first half of 2003, the longer duration increased our total returns. During the first half of 2003, we reduced the weighted average duration to approximately 4.4 years at June 30, 2003. This change helped to protect the portfolio and reduced the impact of the sharp rise in rates during the second half of the year. The total return on our fixed income and short-term invested assets during 2003 was 6.5% on a pre-tax basis.

   The following table shows the composition of our investment portfolio by remaining time to maturity at December 31, 2004 and December 31, 2003. For securities that are redeemable at the option of the issuer and have a market price that is greater than par value, the maturity used for the table below is the earliest redemption date. For securities that are redeemable at the option of the issuer and have a market price that is less than par value, the maturity used for the table below is the final maturity date. For mortgage-backed securities, mortgage prepayment assumptions are utilized to project the expected principal redemptions for each security, and the maturity used in the table below is the average life based on those projected redemptions.

                                                         AS OF DECEMBER 31,
                                     ----------------------------------------------------------
                                                2004                           2003
                                     ---------------------------    ---------------------------
                                                   PERCENTAGE OF                  PERCENTAGE OF
                                     FAIR MARKET    FAIR MARKET     FAIR MARKET    FAIR MARKET
REMAINING TIME TO MATURITY              VALUE          VALUE           VALUE          VALUE
--------------------------           -----------   -------------    -----------   -------------
                                                          ($ IN THOUSANDS)
Less than one year...............     $  8,243           3.7%         $ 1,931          3.5%
One to five years................       54,924          24.5%           6,866         12.6%
Five to ten years................       92,094          41.0%           9,356         17.2%
More than ten years..............        5,103           2.3%          14,394         26.4%
Mortgage-backed securities.......       64,159          28.5%          21,998         40.3%
                                      --------         -----          -------         -----
 Total ..........................     $224,523         100.0%         $54,545          100%
                                      ========         =====          =======         =====

   The average credit rating of our fixed maturity portfolio, using ratings assigned to securities by Standard and Poor's, was AA at December 31, 2004 and AA at December 31, 2003. The following table shows the ratings distribution of our fixed income portfolio as of the end of each of the past two years.

                                                         AS OF DECEMBER 31,
                                     ----------------------------------------------------------
                                                2004                           2003
                                     ---------------------------    ---------------------------
                                                   PERCENTAGE OF                  PERCENTAGE OF
                                     FAIR MARKET    FAIR MARKET     FAIR MARKET    FAIR MARKET
RATING                                  VALUE          VALUE           VALUE          VALUE
------                               -----------   -------------    -----------   -------------
                                                          ($ IN THOUSANDS)
U.S. Treasury securities.........     $  1,784           0.8%         $ 1,783           3.3%
AAA..............................      140,460          62.6%          31,421          57.6%
AA...............................       31,641          14.1%           6,143          11.3%
A................................       35,850          16.0%           7,755          14.2%
BBB..............................       13,979           6.2%           4,581           8.4%
Below BBB........................          809           0.3%           2,862           5.2%
                                      --------         -----          -------         ------
 Total ..........................     $224,523         100.0%         $54,545         100.0%
                                      ========         =====          =======         ======

   We regularly review our portfolio for declines in value. If a decline in value is deemed temporary, we record the decline as an unrealized loss in other comprehensive net income on our consolidated statement of income and accumulated other comprehensive net income on our consolidated balance sheet. If the decline is deemed "other than temporary," we write down the carrying value of the investment and record a realized loss in our consolidated statements of income. As of December 31, 2004 and December 31, 2003, we had cumulative unrealized gains/(losses) on our fixed maturity portfolio of $1.0 million and $1.3 million, respectively. There were no other than temporary declines in the fair value of our securities at December 31, 2004 and 2003.

RESERVES

   We maintain reserves for the payment of claims (incurred losses) and expenses related to adjusting those claims (loss adjustment expenses or LAE). Our loss reserves consist of case reserves, which are reserves for reported claims, and reserves for claims that have been incurred but have not yet been reported (sometimes referred to as IBNR). The amount of loss reserves for reported claims is based primarily upon a claim-by-claim evaluation of coverage, liability, injury severity or scope of property damage, and any other information considered pertinent to estimating the exposure presented by the claim. The amounts of loss reserves for unreported claims and loss adjustment expense reserves are determined using historical information by line of business as adjusted to current conditions. Reserves for LAE are intended to cover the ultimate cost of settling claims, including investigation and defense of lawsuits resulting from such claims. The amount of loss and LAE reserves is determined by us on the basis of industry information, the development to date of losses on the relevant line of business and anticipated future conditions. Because loss reserves are an estimate of the ultimate cost of settling claims, they are closely monitored by us and recomputed at least quarterly based on updated information on reported claims and a variety of statistical techniques. Furthermore, an independent actuary prepares a report each year concerning the adequacy of the loss reserves.

   RECONCILIATION OF CLAIMS RESERVES

   The table below shows the reconciliation of reserves on a gross and net basis for each of the last three calendar years, reflecting changes in losses incurred and paid losses.

                                                                  2004        2003       2002
                                                                --------    --------   --------
                                                                        ($ IN THOUSANDS)
Balance at January 1, .......................................   $ 99,475    $ 65,688   $ 37,637
 Less reinsurance recoverables ..............................    (75,114)    (50,212)   (29,017)
                                                                --------    --------   --------
                                                                  24,361      15,476      8,620
Incurred related to:
 Current year ...............................................     27,259      14,996     13,416
 Prior years ................................................       (199)         75      2,940
                                                                --------    --------   --------
 Total incurred .............................................     27,060      15,071     16,356
                                                                --------    --------   --------
Paid related to:
 Current year ...............................................      6,991       2,084      6,585
 Prior years ................................................      7,481       4,102      2,915
                                                                --------    --------   --------
 Total paid .................................................     14,472       6,186      9,500
                                                                --------    --------   --------
Net balance at December 31, .................................     36,949      24,361     15,476
 Add reinsurance recoverables ...............................     91,773      75,114     50,212
                                                                --------    --------   --------
 Balance at December 31, ....................................   $128,722    $ 99,475   $ 65,688
                                                                ========    ========   ========

   Our claims reserving practices are designed to set reserves that in the aggregate are adequate to pay all claims at their ultimate settlement value. Thus, our reserves are not discounted for inflation or other factors.

   LOSS DEVELOPMENT

   Shown below is the loss development for business written each year from 1994 through 2004. The table portrays the changes in our loss and LAE reserves in subsequent years from the prior loss estimates based on experience as of the end of each succeeding year on the basis of GAAP.

   The first line of the table shows, for the years indicated, our net reserve liability including the reserve for incurred but not reported losses as originally estimated. For example, as of December 31, 1995 we estimated that $2.239 million would be a sufficient reserve to settle all claims not already settled that had occurred prior to December 31, 1995, whether reported or unreported to us. The next section of the table shows, by year, the cumulative amounts of losses and loss adjustment expenses paid as of the end of each succeeding year. For example, with respect to the net losses and loss expense reserve of $2.239 million as of December 31, 1995, by the end of 2004 (nine years later) $3.266 million had actually been paid in settlement of the claims.

   The next section of the table sets forth the re-estimates in later years of incurred losses, including payments, for the years indicated. For example, as reflected in that section of the table, the original reserve of $2.239 million was re-estimated to be $3.453 million at December 31, 2004. The increase from the original estimate is caused by a combination of factors, including: (1) reserves being settled for amounts different than originally estimated, (2) reserves being increased or decreased for claims remaining open as more information becomes known about those individual claims and (3) more or fewer claims being reported after December 31, 1995 than had occurred prior to that date.

   The "cumulative redundancy/ (deficiency)" represents, as of December 31, 2004, the difference between the latest re-estimated liability and the reserves as originally estimated. A redundancy means the original estimate was higher than the current estimate; a deficiency means that the current estimate is higher than the original estimate. For example, as of December 31, 2004 and based upon updated information we re-estimated that the reserves which were established as of December 31, 2003 were $199,000 redundant.

   The bottom part of the table shows the impact of reinsurance reconciling the net reserves shown in the upper portion of the table to gross reserves.

             ANALYSIS OF LOSS AND LOSS ADJUSTMENT RESERVE DEVELOPMENT

                                                                          YEAR ENDED DECEMBER 31,
                                                 ------------------------------------------------------------------------
                                                   1994      1995       1996      1997       1998       1999       2000
                                                 -------    -------   -------    -------   -------    --------   --------
                                                                             ($ IN THOUSANDS)
Original Net Liability .......................   $ 1,394    $ 2,239   $ 3,361    $ 5,005   $ 6,184    $  6,810   $  7,901
CUMULATIVE PAYMENTS AS OF:
One year later  ..............................       580        321     1,035      1,428     2,377       2,560      3,376
Two years later  .............................       775        831     1,849      2,827     3,890       4,767      5,439
Three years later  ...........................     1,039      1,386     2,747      4,045     5,439       6,153      6,953
Four years later  ............................     1,516      1,928     3,397      5,191     6,340       6,896      7,896
Five years later  ............................     1,791      2,332     4,083      5,895     6,714       7,249
Six years later  .............................     2,018      2,723     4,454      6,220     6,935
Seven years later  ...........................     2,281      2,970     4,691      6,413
Eight years later  ...........................     2,455      3,132     4,847
Nine years later  ............................     2,515      3,266
Ten years later  .............................     2,618
NET LIABILITY RE-ESTIMATED AS OF:
One year later  ..............................     1,783      2,020     4,154      5,954     6,842       7,493      9,702
Two years later  .............................     1,279      2,506     4,574      6,262     7,123       8,652     11,684
Three years later  ...........................     1,811      2,839     4,457      6,428     7,871       9,516     11,458
Four years later  ............................     2,216      2,841     4,544      6,945     8,244       9,210     10,819
Five years later  ............................     2,225      2,926     4,992      7,169     7,963       8,955
Six years later  .............................     2,315      3,250     5,093      7,057     7,875
Seven years later  ...........................     2,541      3,346     5,065      7,037
Eight years later  ...........................     2,655      3,373     5,141
Nine years later  ............................     2,669      3,453
Ten years later  .............................     2,718
CUMULATIVE NET REDUNDANCY/(DEFICIENCY) .......    (1,324)    (1,214)   (1,780)    (2,032)   (1,691)     (2,145)    (2,918)

Net reserves  ................................   $ 1,394    $ 2,239   $ 3,361    $ 5,005   $ 6,184    $  6,810   $  7,901
Ceded reserves  ..............................     3,666      5,744     8,529     14,800    15,696      17,410     20,601
                                                 -------    -------   -------    -------   -------    --------   --------
Gross reserves  ..............................   $ 5,060    $ 7,983   $11,890    $19,805   $21,880    $ 24,220   $ 28,502
                                                 =======    =======   =======    =======   =======    ========   ========
Net re-estimated  ............................   $ 2,718    $ 3,453   $ 5,141    $ 7,037   $ 7,875    $  8,955   $ 10,819
Ceded re-estimated  ..........................     6,575     11,617    15,242     16,102    20,096      25,392     30,101
Gross re-estimated  ..........................   $ 9,293    $15,069   $20,383    $23,139   $27,972    $ 34,347   $ 40,921
                                                 -------    -------   -------    -------   -------    --------   --------
CUMULATIVE GROSS REDUNDANCY/(DEFICIENCY) .....    (4,233)    (7,086)   (8,493)    (3,334)   (6,092)    (10,127)   (12,419)
                                                 =======    =======   =======    =======   =======    ========   ========


                                                          YEAR ENDED DECEMBER 31,
                                                  ----------------------------------------
                                                   2001       2002       2003       2004
                                                 --------    -------   -------    --------
                                                              ($ IN THOUSANDS)
Original Net Liability .......................   $  8,620    $15,476   $24,361    $ 36,949
CUMULATIVE PAYMENTS AS OF:
One year later  ..............................      2,879      4,103     7,467
Two years later  .............................      4,906      6,707
Three years later  ...........................      6,376
Four years later  ............................
Five years later  ............................
Six years later  .............................
Seven years later  ...........................
Eight years later  ...........................
Nine years later  ............................
Ten years later  .............................
NET LIABILITY RE-ESTIMATED AS OF:
One year later  ..............................     11,521     15,551    24,162
Two years later  .............................     11,276     14,665
Three years later  ...........................     10,494
Four years later  ............................
Five years later  ............................
Six years later  .............................
Seven years later  ...........................
Eight years later  ...........................
Nine years later  ............................
Ten years later  .............................
CUMULATIVE NET REDUNDANCY/(DEFICIENCY) .......     (1,874)       811       199

Net reserves  ................................   $  8,620    $15,476   $24,361    $ 36,949
Ceded reserves  ..............................     29,017     50,211    75,114      91,773
                                                 --------    -------   -------    --------
Gross reserves  ..............................   $ 37,637    $65,687   $99,475    $128,722
                                                 ========    =======   =======    ========
Net re-estimated  ............................   $ 10,494    $14,665   $24,163
Ceded re-estimated  ..........................     38,110     52,871    73,765
Gross re-estimated  ..........................   $ 48,605    $67,536   $97,928
                                                 --------    -------   -------
CUMULATIVE GROSS REDUNDANCY/(DEFICIENCY) .....    (10,968)    (1,849)    1,547
                                                 ========    =======   =======

   ANALYSIS OF RESERVES

   The following table shows our net outstanding case loss reserves and IBNR by line of business as of December 31, 2004.

                                                          OUTSTANDING CASE
                                                           LOSS RESERVES       IBNR
                                                          ----------------   -------
                                                               ($ IN THOUSANDS)
    Commercial Multiple Peril ........................        $10,520        $ 9,853
    Other Liability ..................................          2,667          1,478
    Workers Compensation .............................          2,589          1,403
    Commercial Automobile ............................            760          1,443
    Homeowners .......................................          4,149          1,228
    Fire and Allied Lines ............................            835             24
                                                              -------        -------
    All Lines ........................................        $21,520        $15,429
                                                              =======        =======

   Prior to 2003 we had adverse loss development on our loss reserves. In 2001, the changes in reserves for prior accident years were $1.8 million and in 2002 the changes in reserves for prior accident years were $2.9 million. In 2003 there was minimal adverse loss development, amounting to $75,000. In 2004 we had favorable redundancy that developed in our reserves of $199,000.

   We carefully monitor our gross, ceded and net loss reserves by segment and line of business to ensure that they are adequate, since a deficiency in reserves will indicate inadequate pricing on our products and may impact our financial condition.

   Our actuaries utilize several methodologies to project losses and corresponding reserves. These methodologies generally are classified into three types:

   o Loss development projections. Loss development projection methods are characterized by determination of loss development factors utilizing patterns of loss development from incurred and paid losses for prior accident years. This is the main methodology utilized for each accident year except for the most current accident year.

   o Loss ratio projections. There also is significant weight given to the loss ratio projections. Loss ratio projections determine the loss ratio for the current year based upon applying inflation, or trend, and the effect of rate changes to the loss ratios from the prior years. This method is given weight for the current accident year when there is high volatility in the reported development patterns at early ages.

   o Frequency and severity projections. Frequency and severity projections are characterized by development of numbers of claims reported and average claims severity, and these methods are utilized as a check on the other methods.

   Based upon these methods our actuaries determine a best estimate of the loss reserves. All of these methods are standard actuarial approaches and have been utilized consistently, except that in 2002 the loss development factors were significantly increased as explained below.

   Almost one-half of the adverse reserves development in 2002 was attributed to our reinsurance segment, and the amount of reserves development for reinsurance was disproportionately large relative to the size of that business as compared to our insurance segment. When we began our reinsurance segment in 1996, we did not have sufficient data for the reinsurance business to determine its own loss development factors. As a result, we estimated that this business would develop similarly to the way the insurance segment business developed. This estimate ultimately proved to be incorrect. In 2001 we estimated the reserves for this business still using loss development factors from the insurance business but with some credibility given to the data that had emerged by that time for the reinsurance business. In 2002 the loss development factors were determined for the reinsurance business based upon its own experience. We attribute the longer loss development patterns for our reinsurance segment to the fact that the underlying policies have higher loss limits than those in our insurance segment. This resulted in the large revised estimate of reserves for the reinsurance segment.

   For our insurance segment, the adverse loss development recognized in 2002 occurred primarily in the commercial multi-peril, other liability and homeowner's lines. The homeowner's line was launched in 1998, and 1999 was the first year with a significant amount of business. The case reserves initially set in 1999 through 2001 for homeowners were inadequate as a result of our limited experience in this line, and this was addressed in 2002. For other liability and the liability claims stemming from commercial multi-peril policies the cause of the adverse development was primarily due to strengthening of individual case reserves by our claims department that began in 1999, which became evident in the loss development patterns beginning in 2001. While there were increases in average case reserves for our other lines of business, the impact on loss reserves was most significant in these lines because of the relative amount of reserves as compared to our other lines of business. During this time the claims department gained significantly more knowledge about the difficulties of adjusting claims in New York, particularly as the volume of business in these lines expanded. For example, the actuarial studies at the end of 2001 showed increases in average case reserves of 50% or more for other liability and liability stemming from commercial multi-peril policies. In 2002 there were further significant increases in average case reserves. We retained a different consulting actuary to analyze these reserves, and as a result of that study significantly higher loss development factors were utilized to estimate the IBNR reserves in 2002.

   To reduce the potential for future adverse development, we took a number of corrective actions in addition to the aforementioned reserve strengthening. We thoroughly review individual case reserves adequacy on an ongoing basis. We have increased our actuarial resources and the level of analysis of our loss reserves to identify emerging trends as quickly as possible. Our cross functional teams, including underwriting, claims and actuarial, closely monitor the underwriting results in each line of business and implement corrective actions for any line as soon as its loss ratio exceeds expectations. For our reinsurance segment, we have restructured the business from quota share to excess of loss to reduce our exposures in that segment. See "--Reinsurance."

   We are not aware of any claims trends that have emerged or that would cause future adverse development that have not already been considered in existing case reserves and in our current loss development factors. Examples of two recent emerging issues that we monitor are sidewalk liability and mold liability. Sidewalk liability refers to a law enacted in New York City effective September 2003 that allows an injured party to sue the owner of a commercial building located in New York City for any property damage or personal injury that was caused by the failure of the owner to maintain the sidewalk abutting the building in a reasonably safe condition. While we monitor this issue, we do not believe it presents a significant risk of adverse loss development. Since building owners have always been subject to these suits, our claims department is experienced in handling claims related to sidewalk accidents in New York City, having handled over 600 of such claims during our history, and these claims have already been taken into consideration in our current loss development factors. While the new law has expanded building owners' potential liability, we have not to date received a significantly higher frequency of such claims. Similarly, we carefully monitor mold claims due to national publicity surrounding this issue, but we do not believe mold claims create a significant adverse claim trend in our existing book of business; since inception TICNY has received less than 20 mold related liability claims and these are included in our case reserves and considered in our loss development factors.

   Also, in New York State, lawsuits for negligence, subject to certain limitations, must be commenced within three years from the date of the accident or are otherwise barred. Accordingly, our exposure to IBNR for accident years 2002 and prior is limited although there remains the possibility of adverse development on reported claims. Due to the reserve strengthening in 2002 and close monitoring and analysis of reserves, we believe our loss reserves are adequate. This is reflected by the loss development as of December 31, 2004 showing developed redundancies since 2003. However, there are no assurances that future loss development and trends will be consistent with our past loss development history, and so adverse loss reserves development remains a risk factor to our business. See "Risk Factors--Risks Related to Our Business--If our actual loss and loss adjustment expenses exceed our loss reserves, our financial condition and results of operations could be significantly adversely affected."

   The net loss reserves for the most recent accident years on a consolidated basis as of December 31, 2004 were $20.5 million for accident year 2004 and $8.7 million for accident year 2003. A 5% deficiency in net reserves for these years would impact our income before income taxes by $1.0 million and $0.4 million for accident years 2004 and 2003, respectively.

CLAIMS

   Our claims division combines the services of our staff defense, coverage and appellate attorneys with a traditional multi-line insurance claims adjusting staff. See "--Business Segments--Insurance Services Segment Products and Services" for a description of TRM's claim service fee-based operations.

   The claims division seeks to provide expedient, fair and consistent claims handling, while controlling loss adjustment expenses. Handling the claims adjustment and defense of insureds in-house enables us to accurately evaluate coverage, promptly post accurate loss and loss adjustment expense reserves, maintain the highest policyholders service standards and aggressively defend against liability claims. In addition, through the use of a claims database that captures detailed statistics and information on every claim, our underwriting and loss control departments are able to access information to assist them in the monitoring of the various lines of business and identification of adverse loss trends, giving them the ability to make informed underwriting and pricing decisions.

   The claims division is divided into eight units: auto claims, workers' compensation claims, property claims, liability claims, coverage, in-house defense, administration and processing, and subrogation and recovery. Our in-house legal staff consists of approximately 12 attorneys who are managed by two co-managing attorneys reporting to the Senior Vice President Claims.

   The continued development of in-house expertise in all areas remains a primary goal of the claims division. We have continued to build an in-house defense team in order to handle a substantial percentage of lawsuits in New York State and vigorously defend against fraudulent and frivolous lawsuits. Given the high cost of coverage counsel in those instances where coverage may be an issue, we formed an in-house coverage law firm. Our claims staff and in-house attorneys handle all of our claims and the majority of our lawsuits internally. Approximately 75% of all lawsuits arising from TICNY's operation are currently handled in-house. This approach enables us to maintain a high level of service to our policyholders and vigorously defend non-meritorious and frivolous claims while controlling loss adjustment expenses. We have also formed a full time staff of in-house liability field investigators to replace a traditionally outsourced claims function. We are also building an experienced team of field property adjusters to push down costs and to ensure high quality claims experience for our commercial and personal lines property policyholders.

   Ultimately, the claims division endeavors to provide a prompt response to the needs of policyholders in all first-party losses. Rapid review of the loss, confirmation of coverage and speedy payment to the insured is the ongoing commitment of our claims division. With respect to third-party claims, our approach is the thorough investigation of all claims as soon as reported, in order to separate those that should be resolved through settlement from those that should be denied and/or defended. Suspicious or fraudulent first- and third-party claims are always aggressively investigated and defended.

TECHNOLOGY

   We seek to leverage technology and make use of business process redesign in order to gain operating efficiencies and effectiveness. For example, we were able to streamline redundant data entry of policy data into a single entry process by upgrading our policy data entry system. This has enabled us to control the growth of our clerical staff and improve our customer service. We have implemented a number of technology improvements and redesign of business processes, including an on-line imaging system, a data warehouse that houses both claims and underwriting data to provide management reporting and a web-based platform (WebPlus) for quoting and capturing policy submissions directly from our producers.

   We utilize Hewlett Packard/Compaq servers that run the Microsoft Windows Server 2000 operating system. Backups of server data and programs are made to tape daily and are taken to an off-site facility by an outside vendor. We have begun migrating our production servers to an offsite location. This secure facility will provide fully redundant power, air conditioning, communications and 24-hour support. With this off site premise, we will have two operational data centers, one primary and one secondary, to handle disaster recovery needs.

   WEBPLUS

   Since April 2003, we have been using WebPlus, our web-based software platform for quoting and capturing policy submissions directly from our producers. WebPlus allows our producers to submit, rate and, where permitted by the program, bind small premium accounts. Through a rules based engine, we have implemented our underwriting guidelines within WebPlus. Through an ongoing monthly, quarterly and annual management review and analysis of the book of business, we confirm the risk quality and loss ratio profile of policies processed in WebPlus. We utilize WebPlus for all of our personal lines business and landlord package policies. We started using WebPlus in April 2003 and today all of our personal lines policies are processed through WebPlus. We believe that this technology reduces underwriter involvement in each policy application, as well as improves our ability to validate and capture all relevant policy information early in the submission process and at a single point. We believe that WebPlus has significantly reduced our expense associated with processing business, improved customer service and made it easier for our producers to do business with us. In February 2004 and May 2005, we added workers' compensation and commercial automobile respectively to the suite of products that can be submitted to us through WebPlus, and we are now developing commercial package policy capability.

   WebPlus was developed for us by AgencyPort Insurance Services, Inc. ("AgencyPort"), a technology company specializing in the property and casualty insurance industry, in exchange for our commitment to invest $1 million in AgencyPort. An application for trademark protection for the WebPlus name is currently pending with the United States Patent and Trademark Office. In addition, we licensed AgencyPort's KeyOnce software development kit (SDK), which AgencyPort utilized to develop WebPlus. We also obtained a warrant to acquire common shares in AgencyPort. On January 7, 2004 TICNY exercised this warrant in full for 1,072,525 common shares of AgencyPort, for $1 million less $663,000 paid towards the development of WebPlus resulting in a payment of $337,000. These payments have been capitalized as software and are being amortized over three years. The 1,072,525 shares represented approximately 20% of the outstanding shares of AgencyPort as of December 31, 2004. We do not exercise significant influence over AgencyPort and we do not have any representation on the Board of Directors of AgencyPort. The relationship is primarily one of AgencyPort as a licensor and developer of software for our benefit. Accordingly, we do not account for our investment in AgencyPort on the equity method. We have assigned no value to the shares acquired as AgencyPort has only an immaterial amount of net worth as of December 31, 2004. As of December 31, 2003, we held another warrant to acquire an additional 30% of the outstanding shares of AgencyPort. On August 31, 2004, we entered into an agreement with AgencyPort to eliminate this warrant in consideration for certain rights granted to us including access to certain software source code. We received the source code upon execution of the agreement.

   Our technology plan currently envisions that we will expand our use of WebPlus to additional products and other business functions (such as claims submission, endorsement processing and electronic policy distribution). We also intend to exploit technological improvements and economies of scale realized through premium growth to continue to lower our underwriting expense ratio while offering a strong value proposition to our producer base.

COMPETITION

   We compete with a large number of other companies in our selected lines of business, including major U.S. and non-U.S. insurers and other regional companies, as well as mutual companies, specialty insurance companies, underwriting agencies and diversified financial services companies. We compete for business on the basis of a number of factors, including price, coverages offered, customer service, relationship with producers (including ease of doing business, service provided and commission rates paid), financial strength and size and rating by independent rating agencies.

   As our territorial expansion has progressed within New York State, we have developed an increased number of competitors. In our commercial lines business, our competitors include The St. Paul Travelers Insurance Company, Hartford Insurance Company, Safeco, Hannover Insurance Companies, Magna Carta Companies, Greater New York Mutual Insurance Company, OneBeacon Insurance Company, Selective, Utica First Insurance Company, Middlesex Mutual and Erie Insurance Company. In our personal lines business, we compete against companies such as Allstate Insurance Company, State Farm Companies, The St. Paul Travelers Companies, Inc., Hartford Insurance Company, OneBeacon Insurance Group, New York Central Insurance Company, Commercial Mutual Insurance Company, Preferred Mutual Insurance Company and Otsego Mutual Fire Insurance Company.

   The soft market that existed until sometime in 2001 was characterized by pricing based competition, with a number of competitors attempting to gain or retain market share by charging premium rates that ultimately proved to be inadequate. The losses suffered by many of these companies have resulted in their insolvencies or exit from our chosen markets. The pricing environment in the hard market prevalent in 2004 was such that competition tends to focus more on the non-pricing factors listed above. During the last quarter of 2004, a moderation of the pricing environment within the commercial insurance marketplace became evident as pricing increases on renewing policies lessened. See "--Industry Background" and "Risk Factors--Risks Related to Our Industry" and "Management's Discussion and Analysis of Financial Condition and Results of Operations --Marketplace Conditions and Trends" for more information on recent trends in the property-casualty insurance pricing environment.

   We seek to distinguish ourselves from our competitors by providing a broad product line offering and targeting those market segments that we believe are underserved and therefore provide us with the best opportunity to obtain favorable policy terms, conditions and pricing. We believe that by offering several different lines of business, we are able to compete effectively against insurance companies that offer limited products. We also seek to limit the extent to which we must directly compete with the companies listed above by positioning our products in underserved market segments and adjusting our premium volume in these market segments depending upon the level of competition. We have historically targeted risks located in New York City and adjacent areas, as we feel this is a market that historically has not been emphasized by regional and national insurance companies. As our territorial expansion has encompassed all of New York State and other northeastern states, we have maintained our marketing approach. We will continue to compete with other companies by quickly and opportunistically delivering products that respond to our producers' needs, which may be determined by other companies' insolvencies or voluntary withdrawals from particular market segments. Our ability to quickly develop and replace various products that had previously been offered by Empire Insurance Group when we purchased the renewal rights to the Empire business in 2001 is an example of this capability. In addition to being responsive to market needs, we also focus on assisting our producers with placing business by offering rating and submission capability through WebPlus and rating disks, as well as by providing our producers with clear and concise underwriting guidelines. We also compete by focusing on reducing our producers' costs of doing business with us. For example, we directly bill our policyholders on most of our policies with a per policy premium below $10,000 and provide customer service support to policyholders on behalf of our producers. This increased service allows us to deliver value to our producers other than through higher commission rates. Finally, our success in reducing liability claims costs through cost effective and aggressive claims handling has reduced the cost of liability insurance premiums for our policyholders. This capability also helps us compete with other insurance companies. Notwithstanding the positive competitive factors discussed above, many of our competitors have greater financial and marketing resources and higher ratings from rating agencies than we do, which may have an adverse effect on our ability to compete with them.

RATINGS

   Many insurance buyers, agents and brokers use the ratings assigned by A.M. Best and other rating agencies to assist them in assessing the financial strength and overall quality of the companies from which they are considering purchasing insurance. TICNY was assigned a letter rating of "B+" (Very Good) by A.M. Best in 1997 and was upgraded to "B++" (Very Good) in 2003. In October 2004, TICNY was upgraded to A- (Excellent) by A.M. Best, the 4th highest of 15 rating categories used by A.M. Best. In evaluating a company's financial strength, A.M. Best reviews the company's profitability, leverage and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its loss and loss expense reserves, the adequacy of its surplus, its capital structure, the experience and competence of its management and its market presence. This rating is intended to provide an independent opinion of an insurer's financial strength and is not an evaluation directed at investors. There is no guarantee that TICNY will maintain the improved rating.

   In April 2003, in connection with the issuance of subordinated debentures underlying trust preferred securities, TICNY also received an insurer financial strength rating from Standard & Poor's. This rating provides an assessment of the financial strength of an insurance company and its capacity to meet obligations to policyholders on a timely basis. TICNY's most recent rating from Standard & Poor's is "BB+" with a stable outlook.

   The A.M. Best financial size category for TICNY was raised to VI from VII in March 2005 out of XV categories. We are presently pursuing a reinsured rating for TNIC from A.M. Best.

PROPERTIES

   We lease approximately 54,000 square feet of space at 120 Broadway, New York, New York, on the entire 14th floor and a part of the 17th floor. We pay an annual rent of $1,336,000, which will increase by the terms of the lease agreement on September 16, 2005 to $1,354,000. The expiration date of the lease is May 15, 2008, upon which date we have an option to extend the term of the lease for a single renewal term of five years. If we exercise the option for renewal, the rent will be adjusted to reflect the fair market rental value at the time of renewal.


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   During the fourth quarter of 2004, we established two branch offices. The first was set up in Melville, New York (Long Island Branch) for 17,127 square feet of space at 225 Broadhollow Road, Melville, New York. We entered into a sublease agreement for this property from April 15, 2005 until September 30, 2006 and entered into a lease agreement for the same property for the period commencing October 1, 2006 that will expire in 10 years and 8 months. The second branch was set up for 4,900 square feet of temporary space in Buffalo, New York (Buffalo Branch).

EMPLOYEES

   All of our employees are employed directly by TICNY. As of June 30, 2005, the total number of full-time equivalent employees of TICNY was 327 of which 270 are in New York City, 24 are in the Long Island Branch and 33 are in the Buffalo Branch. None of these employees are covered by a collective bargaining agreement. We have employment agreements with our senior executive officers. The remainder of our employees are at-will employees.

LEGAL PROCEEDINGS

   From time to time, we are involved in various legal proceedings in the ordinary course of business. For example, to the extent a claim asserted by a third party in a law suit against one of our insureds is covered by a particular policy, we may have a duty to defend the insured party against the claim. These claims may relate to bodily injury, property damage or other compensable injuries as set forth in the policy. Thus, when such a lawsuit is submitted to us, in accordance with our contractual duty we appoint counsel to represent any covered policyholders named as defendants in the lawsuit. In addition, from time to time we may take a coverage position (e.g., denying coverage) on a submitted property or liability claim with which the policyholder is in disagreement. In such cases, we may be sued by the policyholder for a declaration of its rights under the policy and/or for monetary damages, or we may institute a lawsuit against the policyholder requesting a court to confirm the propriety of our position. We do not believe that the resolution of any currently pending legal proceedings, either individually or taken as a whole, will have a material adverse effect on our business, results of operations or financial condition.

   In addition to litigation arising from the policies we issue, as with any company actively engaged in business, from time to time we may be involved in litigation involving non-policyholders such as vendors or other third parties with whom we have entered into contracts and out of which disputes have arisen, or litigation arising from employment related matters, such as actions by employees claiming unlawful treatment or improper termination. There are no suits of a material nature and of the type described above presently pending against us.

REGULATION

   U.S. INSURANCE HOLDING COMPANY REGULATION OF TOWER

   Tower, as the parent of TICNY and TNIC, is subject to the insurance holding company laws of New York and Massachusetts, respectively. These laws generally require TICNY to register with the New York Insurance Department and TNIC to register with the Massachusetts Division of Insurance and each to furnish annually financial and other information about the operations of companies within the holding company system. Generally under these laws, all material transactions among companies in the holding company system to which TICNY or TNIC is a party, including sales, loans, reinsurance agreements and service agreements, must be fair and reasonable and, if material or of a specified category, require prior notice and approval or non-disapproval by the New York Insurance Department or the Massachusetts Division of Insurance, as applicable.

   CHANGES OF CONTROL

   Before a person can acquire control of a New York insurance company, prior written approval must be obtained from the Superintendent of Insurance of the State of New York. Prior to granting approval of an application to acquire control of a New York insurer, the Superintendent of Insurance of the State of New York will consider such factors as: the financial strength of the applicant, the integrity and management of the applicant's Board of Directors and executive officers, the acquirer's plans for the management of the applicant's Board of Directors and executive officers, the acquirer's plans for the future operations of the

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domestic insurer and any anti-competitive results that may arise from the consummation of the acquisition of control. Pursuant to the New York insurance holding company statute, "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the company, whether through the ownership of voting securities, by contract (except a commercial contract for goods or non-management services) or otherwise. Control is presumed to exist if any person directly or indirectly owns, controls or holds with the power to vote 10% or more of the voting securities of the company; however, the New York State Insurance Department, after notice and a hearing, may determine that a person or entity which directly or indirectly owns, controls or holds with the power to vote less than 10% of the voting securities of the company, "controls" the company. Because a person acquiring 10% or more of our common stock would indirectly control the same percentage of the stock of the TICNY, the insurance change of control laws of New York would likely apply to such a transaction.

   Before a person can acquire control of a Massachusetts insurance company, prior written approval must be obtained from the Commissioner of Insurance of the Commonwealth of Massachusetts. Prior to granting approval of an application to acquire control of a Massachusetts insurer, the Commissioner of Insurance of Massachusetts, after notice and a hearing, will consider such factors as the financial strength of the applicant, the integrity and management of the applicant's board of directors and executive officers, the acquirer's plans for the future operations of the domestic insurer and any anticompetitive results that may arise from the consummation of the acquisition of control. Pursuant to the Massachusetts law, "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the company, whether through the ownership of voting securities, by contract (except a commercial contract for goods or non-management services) or otherwise. Control is presumed to exist if any person directly or indirectly owns, controls or holds with the power to vote 10% or more of the voting securities of the company. Because a person acquiring 10% or more of our common stock would indirectly control the same percentage of the stock of TNIC, the insurance change of control laws of Massachusetts would apply to such a transaction.

   These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control of Tower, including through transactions, and in particular unsolicited transactions, that some or all of the stockholders of Tower might consider to be desirable.

   LEGISLATIVE CHANGES

   From time to time, various regulatory and legislative changes have been proposed in the insurance industry. Among the proposals that have in the past been or are at present being considered are the possible introduction of Federal regulation in addition to, or in lieu of, the current system of state regulation of insurers and proposals in various state legislatures (some of which proposals have been enacted) to conform portions of their insurance laws and regulations to various model acts adopted by the National Association of Insurance Commissioners ("NAIC"). We are unable to predict whether any of these laws and regulations will be adopted, the form in which any such laws and regulations would be adopted, or the effect, if any, these developments would have on our operations and financial condition.

   In 2002, in response to the tightening of supply in certain insurance and reinsurance markets resulting from, among other things, the September 11, 2001 terrorist attacks, the Terrorism Act was enacted. The Terrorism Act is designed to ensure the availability of insurance coverage for foreign terrorist acts in the United States of America. This law established a Federal assistance program through the end of 2005 to help the commercial property and casualty insurance industry cover claims related to future terrorism-related losses and requires such companies to offer coverage for certain acts of terrorism. As a result, we are prohibited from adding certain terrorism exclusions to the policies written by TICNY. Although TICNY is protected by Federally funded terrorism reinsurance as provided for in the Terrorism Act, there is a substantial deductible that must be met, the payment of which could have an adverse effect on our results of operations. Potential future changes to the Terrorism Act could also adversely affect us by causing our reinsurers to increase prices or withdraw from certain markets where terrorism coverage is required. The Federal assistance under the Terrorism Act is scheduled to expire at the end of 2005 unless Congress extends it. Legislation has been introduced to extend the Terrorism Act, but we cannot predict whether or when any such extension may be enacted and what the final terms of such legislation would be.


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   In October 2003, New York State enacted a version of the NAIC Producer
Licensing Model Act (the "Act"), which provides uniform procedures and guidelines for the licensing of insurance brokers and agents. The applicable provisions of the Act took effect January 1, 2004. The Act is primarily directed toward assisting New York insurance agents and brokers to transact business in other states on a non-resident basis. The law includes provisions to increase uniformity among states in regard to producer licensing. We do not anticipate that this law will have a material impact on us.

   STATE INSURANCE REGULATION

   State insurance authorities have broad regulatory powers with respect to various aspects of the business of U.S. insurance companies. The primary purpose of such regulatory powers is to protect individual policyholders. The extent of such regulation varies, but generally has its source in statutes that delegate regulatory, supervisory and administrative power to state insurance departments. Such powers relate to, among other things, licensing to transact business, accreditation of reinsurers, admittance of assets to statutory surplus, regulating unfair trade and claims practices, establishing reserve requirements and solvency standards, regulating investments and dividends, approving policy forms and related materials in certain instances and approving premium rates in certain instances. State insurance laws and regulations require TICNY and TNIC to file financial statements with insurance departments everywhere it will be licensed to conduct insurance business, and its operations are subject to examination by those departments.

   TICNY and TNIC prepare statutory financial statements in accordance with statutory accounting principles ("SAP") and procedures prescribed or permitted by the New York Insurance Department and the Massachusetts Division of Insurance, respectively. As part of their regulatory oversight process, state insurance departments conduct periodic detailed examinations of the books and records, financial reporting, policy filings and market conduct of insurance companies domiciled in their states, generally once every three to five years. Examinations are generally carried out in cooperation with the insurance departments of other states under guidelines promulgated by the NAIC.

   The terms and conditions of reinsurance agreements generally are not subject to regulation by any U.S. state insurance department with respect to rates or policy terms. As a practical matter, however, the rates charged by primary insurers do have an effect on the rates that can be charged by reinsurers.

   INSURANCE REGULATORY INFORMATION SYSTEM RATIOS

   The Insurance Regulatory Information System, or IRIS, was developed by the NAIC and is intended primarily to assist state insurance departments in executing their statutory mandates to oversee the financial condition of insurance companies operating in their respective states. IRIS identifies twelve industry ratios and specifies "usual values" for each ratio. Departure from the usual values on four or more of the ratios can lead to inquiries from individual state insurance commissioners as to certain aspects of an insurer's business. For 2004 TICNY's results were outside the usual values for three IRIS ratios and within the usual values for nine IRIS ratios. In 2004, the change in net writings ratio was affected by the 239% increase in net premiums written due to the reduction in our quota share ceding percentage effective October 1, 2004 as well as growth in gross premiums written. The investment yield ratio and the policyholders' surplus ratio were both affected by the $98.0 million capital contribution in the fourth quarter of 2004 from the IPO net proceeds.

   NEW YORK STATE DIVIDEND LIMITATIONS

   TICNY's ability to pay dividends is subject to restrictions contained in the insurance laws and related regulations of New York. Under New York law, TICNY may pay dividends out of statutory earned surplus. In addition, the New York Insurance Department must approve any dividend declared or paid by TICNY that, together with all dividends declared or distributed by TICNY during the preceding 12 months, exceeds the lesser of (1) 10% of TICNY's policyholders' surplus as shown on its latest statutory financial statement filed with the New York Insurance Department or (2) 100% of adjusted net investment income during the preceding twelve months. TICNY paid approximately $850,000, $364,000 and $1,555,000 in dividends to Tower in 2004, 2003, and 2002, respectively. As of June 30, 2005, the maximum distribution that TICNY could pay without prior regulatory approval was approximately $1.5 million.


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   MASSACHUSETTS DIVIDEND LIMITATIONS

   The Massachusetts Commissioner of Insurance must be provided prior notice before the payment of any dividend declared by TNIC. In addition, TNIC may not pay any dividend that, together with all dividends declared or distributed by TNIC during the preceding twelve months, excluding pro rata distributions of any class of the TNIC's own securities, that exceeds the greater of (1) 10% of TNIC's policyholders' surplus as of the next preceding December 31 or (2) TNIC's net income for the twelve month period ending the next preceding December 31, until thirty days after the Commissioner has received notice of the intended dividend and not objected in such time. Because TNIC has not conducted any insurance operations as of June 30, 2005, TNIC could not pay any dividends to Tower Group, Inc. without prior approval from the Massachusetts Commissioner of Insurance

   RISK-BASED CAPITAL REGULATIONS

   The New York Insurance Department and the Massachusetts Division of Insurance require domestic property and casualty insurers to report their risk-based capital based on a formula developed and adopted by the NAIC that attempts to measure statutory capital and surplus needs based on the risks in the insurer's mix of products and investment portfolio. The formula is designed to allow the New York Insurance Department and the Massachusetts Division of Insurance to identify potential weakly-capitalized companies. Under the formula, a company determines its "risk-based capital" by taking into account certain risks related to the insurer's assets (including risks related to its investment portfolio and ceded reinsurance) and the insurer's liabilities (including underwriting risks related to the nature and experience of its insurance business). At December 31, 2004, TICNY's risk-based capital level exceeded the minimum level that would trigger regulatory attention. In its 2004 statutory financial statements, TICNY has complied with the NAIC's risk-based capital reporting requirements. TNIC's risk-based capital at December 31, 2004 is not relevant since TNIC was then in receivership in Massachusetts.

   STATUTORY ACCOUNTING PRINCIPLES

   SAP is a basis of accounting developed to assist insurance regulators in monitoring and regulating the solvency of insurance companies. It is primarily concerned with measuring an insurer's surplus to policyholders. Accordingly, statutory accounting focuses on valuing assets and liabilities of insurers at financial reporting dates in accordance with appropriate insurance law and regulatory provisions applicable in each insurer's domiciliary state.

   GAAP is concerned with a company's solvency, but it is also concerned with other financial measurements, such as income and cash flows. Accordingly, GAAP gives more consideration to appropriate matching of revenue and expenses and accounting for management's stewardship of assets than does SAP. As a direct result, different assets and liabilities and different amounts of assets and liabilities will be reflected in financial statements prepared in accordance with GAAP as opposed to SAP.

   Statutory accounting practices established by the NAIC and adopted, in part, by the New York and Massachusetts regulators determine, among other things, the amount of statutory surplus and statutory net income of TICNY and TNIC and thus determine, in part, the amount of funds they have available to pay dividends to us.

   GUARANTY ASSOCIATIONS

   In New York, Massachusetts and in most of the jurisdictions where TICNY or TNIC may in the future be licensed to transact business there is a requirement that property and casualty insurers doing business within the jurisdiction participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premium written by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets.


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   In none of the past five years has the assessment in any year levied against
TICNY been material. Property and casualty insurance company insolvencies or failures may result in additional security fund assessments to TICNY or TNIC at some future date. At this time we are unable to determine the impact, if any, such assessments may have on the financial position or results of operations of TICNY or TNIC. We have established liabilities for guaranty fund assessments with respect to insurers that are currently subject to insolvency proceedings and assessments by the various workers' compensation funds. See
Note 13 in the notes to our audited consolidated financial statements included in this prospectus.

   TRM

   The activities of TRM are subject to licensing requirements and regulation under the laws of New York and New Jersey. TRM's business depends on the validity of, and continued good standing under, the licenses and approvals pursuant to which it operates, as well as compliance with pertinent regulations. TRM therefore devotes significant effort toward maintaining its licenses to ensure compliance with a diverse and complex regulatory structure.

   Licensing laws and regulations vary from jurisdiction to jurisdiction. In all jurisdictions, the applicable licensing laws and regulations are subject to amendment or interpretation by regulatory authorities. Generally such authorities are vested with relatively broad and general discretion as to the granting, renewing and revoking of licenses and approvals. Licenses may be denied or revoked for various reasons, including the violation of such regulations, conviction of crimes and the like. Possible sanctions which may be imposed include the suspension of individual employees, limitations on engaging in a particular business for specified periods of time, revocation of licenses, censures, redress to clients and fines. In some instances, TRM follows practices based on interpretations of laws and regulations generally followed by the industry, which may prove to be different from the interpretations of regulatory authorities.

   INDUSTRY INVESTIGATIONS

   The insurance industry recently has become the subject of increasing regulatory and legal scrutiny with respect to insurance broker and agent compensation arrangements and sales practices. The New York State Attorney General and other state and Federal regulators have commenced investigations and other proceedings relating to compensation and bidding arrangements between producers and issuers of insurance products and unsuitable sales practices by producers on behalf of either the issuer or the purchaser. The practices currently under investigation include, among other things, allegations that so-called contingent commission arrangements may conflict with a broker's duties to its customers, that certain brokers and insurers may have engaged in anti-competitive practices in connection with insurance premium quotes. These investigations and proceedings are expected to continue, and new investigative proceedings may be commenced, in the future. These investigations and proceedings could result in legal precedents and new industry-wide practices or legislation, rules or regulations that could significantly affect our industry and may also cause stock price volatility for companies in the insurance industry. Contingent commissions under our producers profit sharing plan amounted to less than 1/4% of our overall commission expense in 2004.

   More recently, regulators and other governmental authorities have been investigating certain types of insurance and reinsurance arrangements that they allege are intended only to smooth an insured company or ceding insurer's earnings rather than to transfer insurance risk. However, these investigations, the related legal actions and the accompanying increased scrutiny of "non-traditional" reinsurance arrangements may lead to a change in the applicable accounting standards or a reduction in the availability of some types of reinsurance. In turn, these developments could produce higher prices for reinsurance, an increase in the amount of risk we retain, reduced ceding commission revenue, or other potentially adverse developments. In that event, we may be required to restructure or reduce our use of quota share reinsurance or reduce our premium writings.

   Like many other insurance companies, the Company received an inquiry from the New York Insurance Department on April 15, 2005 relating to risk transfer under its 2004 quota share reinsurance agreement effective January 1, 2004.
The Company provided information in response to this inquiry and on August 8, 2005 the New York Insurance Department concluded that, based upon its review of the additional information provided by the Company, the 2004 quota share treaty complies with the risk transfer provisions.


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                                   MANAGEMENT


DIRECTORS AND EXECUTIVE OFFICERS

   The table below sets forth the names, ages, and positions of our directors and executive officers:

Michael H. Lee (3) ...................     47      Chairman of the Board, President and Chief Executive Officer
Steven G. Fauth (2) ..................     45      Senior Vice President, General Counsel, Secretary and Director
Francis M. Colalucci (1) .............     60      Senior Vice President, Chief Financial Officer, Treasurer and Director
Steven W. Schuster (3) ...............     50      Director
Charles A. Bryan (1) .................     58      Director
Gregory T. Doyle (3) .................     44      Director
Austin P. Young III(2) ...............     64      Director
Ian Drachman .........................     44      Senior Vice President and Chief Information Officer
Christian K. Pechmann ................     55      Senior Vice President, Underwriting Operations
Joel S. Weiner .......................     55      Senior Vice President, Strategic Planning and Business Analysis
Gary S. Maier ........................     41      Senior Vice President and Chief Underwriting Officer

---------------
(1) Denotes Class I director with term to expire in 2007.
(2) Denotes Class II director with term to expire in 2006.
(3) Denotes Class III director with term to expire in 2008.

   MICHAEL H. LEE, Chairman of the Board, President and Chief Executive Officer, a founder of TICNY in 1989, is responsible for the overall management of the Company and its subsidiary operations. He has held these positions since 1991. Prior to founding TICNY, Mr. Lee was an attorney in private practice specializing in advising entrepreneurs on the acquisition, sale and formation of businesses in various industries. Mr. Lee received a B.A. in Economics from Rutgers University in 1980 and a J.D. from Boston College Law School in 1983. He is admitted to practice law in New York and New Jersey.

   STEVEN G. FAUTH, Senior Vice President, General Counsel, Secretary and Director, joined the Company in 1993. He had held these positions since 1993. His duties include oversight of the Claims and Legal divisions of the Company. Prior to joining Tower, Mr. Fauth was involved in all aspects of commercial litigation, with an emphasis in contract, products liability and negligence defense at the law firm Whitman & Ransom for five years and the New York trial practice firm of Lunney & Crocco for three years. Mr. Fauth received a B.S. in Accounting from Boston College in 1982 and a J.D. from Duke University School of Law in 1985.

   FRANCIS M. COLALUCCI, Senior Vice President, Chief Financial Officer, Treasurer and Director, joined the Company in 2002. He has held these positions since February, 2002. From 1996 until 2001, Mr. Colalucci was employed by the Empire Insurance Group, a property and casualty insurance company, and ultimately served as Executive Vice President, Chief Financial Officer and Treasurer in addition to being a member of that company's board of directors. He received a B.B.A. in Accounting from St. John's University in 1966 and is a New York State licensed Certified Public Accountant and a member of the American Institute of Certified Public Accountants, the New York State Society of Certified Public Accountants and Financial Executives International.

   STEVEN W. SCHUSTER, Director since 1997, has been engaged in the practice of corporate law for over 20 years and is co-chair of McLaughlin & Stem LLP's corporate and securities department, where he has worked since 1995.
Mr. Schuster received his B.A. from Harvard University in 1976 and his J.D. from New York University in 1980.

   CHARLES A. BRYAN, Director since 2004, has been the President of CAB Consulting, LLC, an insurance consulting firm that provides general management, merger and acquisition, actuarial and accounting services since 2001. From 1998 to 2000, Mr. Bryan served as Senior Vice President and Chief Actuary for Nationwide Insurance Group. Mr. Bryan is a Fellow, Casualty Actuarial Society, Certified Public Accountant, and a Chartered Property and Casualty Underwriter. He received an MBA in General Management, Golden

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
Gate University in 1970, an M.S. in Mathematics from Purdue University in 1969, and a B.S. in Mathematics from John Carroll University in 1968.

   GREGORY T. DOYLE, Director since 2004, has been a reinsurance consultant since 2003. Prior thereto, he served as Executive Vice President, Strategic Planning/Corporate Development for Guy Carpenter & Company, a reinsurance brokerage firm, from December 2000 to January 2003. Prior to joining Guy Carpenter, Mr. Doyle held senior positions at American Re-Insurance Company from 1985 to 2000, his most recent position being Corporate Executive Vice President and President of Domestic Insurance Company Operations. He was also a member of American Re-Insurance's Board of Management and directed their largest division, with annual revenues in excess of $2 billion. Mr. Doyle is a Chartered Property and Casualty Underwriter and attended the Advanced Executive Education Program at the University of Pennsylvania's Wharton School of Business. He has a B.A. in Government from Hamilton College.

   AUSTIN P. YOUNG III, Director since 2004, currently serves as a director and the chairman of the audit committee of Administaff, Inc. Previously, he served as Senior Vice President, Chief Financial Officer and Treasurer of CellStar Corporation from 1999 to December 2001 when he retired. Before joining
CellStar Corporation, he served as Executive Vice President -- Finance and Administration of Metamor Worldwide, Inc. from 1996 to 1999. Mr. Young also held the position of Senior Vice President and Chief Financial Officer of American General Corporation for over eight years. He was a partner in the Houston and New York offices of KPMG Peat Marwick where his career spanned 22 years before joining American General Corporation. He holds an accounting degree from the University of Texas. Mr. Young currently serves on the board of directors of The Park People and the Houston Fire Museum. He also serves on the audit committee of Houston Zoo, Inc. and is a member of the Houston and State Chapters of the Texas Society of CPAs, the American Institute of CPAs, and Financial Executives International.

   IAN DRACHMAN, Senior Vice President and Chief Information Officer, joined the Company in 2003. From 2001 until 2002, Mr. Drachman served as Chief Executive Officer of EquiLend Holdings LLC, which specializes in streamlining and automating transactions and communications between borrowers and lenders in the securities industry. From 1996 until 2001, Mr. Drachman served as Director, Management Consulting Services, at PricewaterhouseCoopers. He received a B.S. in Computer Science from Fairleigh Dickinson University in 1983 and a M.S. in Computer Science from New York Institute of Technology in 1992.

   CHRISTIAN K. PECHMANN, Senior Vice President of Underwriting Operations, joined the Company in September 2003. He served as a director of the Company from 2003 until 2004. Prior to that, Mr. Pechmann was employed in various roles at Kemper Insurance Companies for 32 years. His most recent position with that company was as Northeast Region President, responsible for management and profitability of seven operating branch offices. A 1971 graduate of Hartwick College, Mr. Pechmann received a B.A. in English.

   JOEL S. WEINER, Senior Vice President, Strategic Planning and Business Analysis, joined the Company in 2004. From 2002 until 2004, he was employed as Managing Director at GAB Robins Capital Partners, which provides outsourcing for claim operations. From 1993 to 2001, he was employed by PricewaterhouseCoopers, where he led that company's U.S. middle market insurance consulting practice and advised many property and casualty insurers on strategic issues. Mr. Weiner also was a Senior Vice President and Divisional Financial Officer at CIGNA Corporation from 1986 to 1992. He is an Associate member of the Casualty Actuarial Society. Mr. Weiner earned a B.S. from Drexel University in 1972 and a M.B.A. from the Wharton School of Business of the University of Pennsylvania in 1982.

   GARY S. MAIER, Senior Vice President, Chief Underwriting Officer, joined the Company in June 2005. He most recently served as Senior Vice President and Chief Underwriting Officer of OneBeacon Insurance Group in New York. In his role at OneBeacon Insurance Group, Mr. Maier managed the New York and New Jersey territories. Prior to that, Mr. Maier served as Senior Vice President and Chief Underwriting Officer of Commercial Lines for Chubb Insurance Group's Mid-Atlantic Region in which he managed a $400 million middle-market commercial portfolio in seven states with six field offices and a regional small commercial underwriting center. Mr. Maier received a B.S in Mathematics and Computer Science from Mount Union College in 1986.


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BOARD OF DIRECTORS

   Our board of directors consists of 7 members. Our board of directors has determined that Messrs. Bryan, Doyle, Schuster and Young meet applicable independence requirements of the Nasdaq National Market. Pursuant to our amended and restated by-laws, our board of directors is classified into three classes with the number of directors in each class as nearly equal as possible. Each director serves a three year term, with termination staggered according to class. The classification and term of office for each of our directors is noted in the table listing our board of directors under "--Directors and Executive Officers."

COMMITTEES OF THE BOARD OF DIRECTORS

   Audit Committee. The Audit Committee is composed of Messrs. Bryan, Doyle and Young and is chaired by Mr. Young. This committee has general responsibility for the oversight and surveillance of our accounting, reporting and financial control practices. Among other functions, the committee reviews the qualifications of the independent auditors; selects and engages the independent auditors; considers and pre-approves any non-audit services proposed to be performed by the independent auditors; reviews and approves the plan, fees and results of audits; and reviews our internal controls. Each member of the Audit Committee is an independent director under the standards of the Securities and Exchange Commission (the "SEC") and the Nasdaq National Market. Our board of directors has determined that Mr. Young meets the requirements for an Audit Committee financial expert under the applicable regulations of the SEC.

   Compensation Committee. The Compensation Committee is composed of Messrs. Doyle and Schuster and is chaired by Mr. Doyle. This committee approves, administers and interprets our compensation and benefit policies, including our long-term equity incentive plans. It reviews and makes recommendations to the board of directors to ensure that our compensation and benefit policies are consistent with our compensation philosophy and corporate governance guidelines. This committee is also responsible for establishing our CEO's compensation in light of our established corporate performance goals. Each member of this committee is an independent director under the standards of the Nasdaq National Market.

   Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee is composed of Messrs. Doyle and Schuster and is chaired by Mr. Schuster. This committee takes a leadership role in shaping our corporate governance by identifying and proposing qualified director nominees, overseeing the purpose, structure and composition of the board committees, overseeing the annual evaluation of the board of directors and the committees, and periodically reviewing our Corporate Governance Guidelines and Procedures and Code of Business Conduct and Ethics. Each member of this committee is an independent director under the standards of the Nasdaq National Market.

   Executive Committee. The Executive Committee is composed of Messrs. Lee, Fauth and Colalucci and is chaired by Mr. Lee. This committee assists the board of directors in fulfilling its responsibilities with respect to providing guidance on our overall business development and corporate oversight. It is responsible for providing long range, strategic planning to the Company and for appointing special committees to work with management with regard to possible transactions involving mergers, acquisitions or dispositions. It may exercise the authority of the board of directors when the board of directors is not in session, except in cases where the action of the entire board of directors is required by the certificate of incorporation, the by-laws or applicable law.

DIRECTOR COMPENSATION

   Each non-management member of our board of directors receives an annual retainer of $14,500 per year and $1,150 for each meeting of the board of directors that he attends. In addition, non-management board members participating on the various committees receive an additional $1,000 for each committee meeting that they attend. Our directors also receive an annual grant of restricted stock with a value on the grant date of $17,500.


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
MANAGEMENT COMPENSATION AND INCENTIVE PLANS

   Our current executive officers are compensated according to the terms of their respective service agreements, which are described below. Our compensation policies are designed to maximize stockholder value over the long-term. Our policies provide management with incentives to strive for excellence and link the financial interests of management with those of our stockholders. The level of compensation and incentive awards is based on numerous factors, including achievement of performance objectives established by our Compensation Committee and our board of directors.

   The following table sets forth the salaries and bonuses earned by our CEO and each of the next four most highly compensated executive officers during the years ended December 31, 2004 and 2003. These individuals are referred to as the "named executive officers."
                           SUMMARY COMPENSATION TABLE

                                                       ANNUAL COMPENSATION                        LONG-TERM COMPENSATION
                                            ----------------------------------------     -----------------------------------------
                                                                                         RESTRICTED   NO. OF SHARES
        NAME AND PRINCIPAL                                             OTHER ANNUAL        STOCK        UNDERLYING        LTIP
             POSITION                YEAR    SALARY       BONUS      COMPENSATION (5)    AWARDS (6)      OPTIONS       PAYOUTS (7)
---------------------------------    ----   --------     --------    ----------------    ----------   -------------    -----------
MICHAEL H. LEE
Chairman of the Board
President and                        2004   $525,000     $450,000(3)      $23,797        $1,465,420       94,500       $1,332,078
Chief Executive Officer..........    2003   $525,000     $250,000(4)      $19,845        $        0            0       $        0
STEVEN G. FAUTH
Senior Vice President                2004   $289,260     $ 50,000         $ 5,600        $        0       15,817       $        0
Secretary and Director...........    2003   $282,100     $ 88,636         $ 8,710        $        0            0       $        0
FRANCIS M. COLALUCCI
Senior Vice President
Chief Financial Officer              2004   $243,937     $ 67,800         $ 6,601        $   97,700       13,500       $        0
Treasurer and Director...........    2003   $225,749     $ 30,100         $ 2,928        $        0            0       $        0
CHRISTIAN K. PECHMANN                2004   $250,000     $ 37,500         $     0        $        0       13,500       $        0
Senior Vice President
Underwriting Operations..........    2003   $ 82,532(1)  $      0         $     0        $        0            0       $        0
JOEL S. WEINER
Senior Vice President
Strategic Planning and               2004   $215,615(2)  $ 40,000         $14,681        $        0       12,420       $        0
Business Analysis................    2003   $      0     $      0         $     0        $        0            0       $        0


        NAME AND PRINCIPAL              ALL OTHER
             POSITION                COMPENSATION (8)
---------------------------------    ----------------
MICHAEL H. LEE
Chairman of the Board
President and                            $16,224
Chief Executive Officer..........        $ 7,420
STEVEN G. FAUTH
Senior Vice President                    $ 7,929
Secretary and Director...........        $ 7,420
FRANCIS M. COLALUCCI
Senior Vice President
Chief Financial Officer                  $ 9,573
Treasurer and Director...........        $ 8,008
CHRISTIAN K. PECHMANN                    $ 7,520
Senior Vice President
Underwriting Operations..........        $   340
JOEL S. WEINER
Senior Vice President
Strategic Planning and                   $ 8,639
Business Analysis................        $     0

---------------
(1) The amount above reflects earned salary for 2003 as opposed to the annual salary of Mr. Pechmann. Mr. Pechmann joined the Company on September 2, 2003 at a total annual salary of $250,000.
(2) The amount above reflects earned salary for 2004 as opposed to the annual salary for Mr. Weiner. Mr. Weiner joined the Company on January 26, 2004 at a total annual salary of $230,000.
(3) The 2004 paid bonus included $100,000 of deferred bonus from 2003.
(4) The 2003 paid bonus excluded $100,000 that was deferred and paid in 2004.
(5) Other annual compensation in 2004 includes for Mr. Lee, $4,935 for medical expense reimbursement, $10,610 for car expenses and $8,252 for other miscellaneous expenses; for Mr. Fauth, $2,100 for medical expense reimbursement and $3,500 for car expenses; for Mr. Colalucci, $6,601 for medical expense reimbursement; and for Mr. Weiner, $14,681 for moving expenses. Other annual compensation in 2003 includes for Mr. Lee, $573 for medical expense reimbursement, $11,851 for car expenses and $7,421 for other miscellaneous expenses; for Mr. Fauth, $310 for medical expense reimbursement and $8,400 for car expenses; for Mr. Colalucci, $2,928 for medical expense reimbursement.
(6) The restricted stock shares granted for Mr. Lee are for 131,888 shares that are scheduled to vest: 25% on May 5,2005, 25% on May 5, 2006, 25% on May 5, 2007 and 25% on May 5, 2008. The restricted stock shares granted for Mr. Colalucci are for 8,793 shares thatare scheduled to vest: 25% on May 5, 2005, 25% on May 5, 2006 and 50% on October 20, 2006. The Company pays dividends on both vested and unvested outstanding restricted stock shares. As of December 31, 2004, Mr. Lee's restricted stock shares of 131,888 shares had a fair value of $1,582,654 and Mr. Colalucci's restricted stock shares of 8,793 had a fair value of $105,516.
(7) The Company sponsored a nonqualified deferred compensation plan ("the Plan") for the Chairman of the Board, President and Chief Executive Officer of the Company. As of December 31, 2003, the Company had granted the maximum amount allowed under the Plan, $1,000,000. Amounts contributed to the Plan earn interest at the rate of 7% per year. During 2004 and 2003, the Company recognized deferred compensation expense of $44,000 and $85,000, respectively. On May 5, 2004 the Board of Tower Risk Management Corp. approved the payment of the entire deferred compensation balance of $1,000,000 and cumulative accrued interest of $332,078 and terminated the plan.
(8) All other compensation for 2004 includes for Mr. Lee, $8,296 for restricted stock dividends, $6,500 for 401(k) match and $1,428 for term life insurance; for Mr. Fauth, $6,500 for 401(k) match and $1,429 for term life insurance; for Mr. Colalucci, $553 for restricted stock dividends, $8,000 for 401(k) match and $1,020 for term life insurance; for Mr. Pechmann, $6,500 401(k) match and $1,020 for term life insurance and for Mr. Weiner, $7,619 for 401(k) match and $1,020 for term life insurance. In 2003 other compensation includes for Mr. Lee, $6,000 for 401(k) match and $1,420 for term life insurance; for Mr. Fauth, $6,000 for 401(k) match and $1,420 for term life insurance; for Mr. Colalucci $7,000 for 401(k) match and $1,008 for term life insurance and for Mr. Pechmann $340 for term life insurance.


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
401(K) PLAN AND TRUST

   We have established a 401(k) plan for our employees that is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). Generally, all employees are eligible to participate in the 401(k) plan upon employment. Employer matching and discretionary profit-sharing contributions vest after one year of service.

   Eligible employees electing to participate in the 401(k) plan may defer up to 15 percent of their compensation, on a pre-tax basis, by making a contribution to the plan. For the 2005 calendar year, the employee's contribution limit under the Code is generally $14,000. We currently make yearly matching contributions equal to 50% of each participant's contributions that do not exceed 8% of the participant's compensation.

LONG-TERM EQUITY COMPENSATION PLANS

   2004 LONG-TERM EQUITY COMPENSATION PLAN

   In 2004, our board of directors adopted and our stockholders have approved a long-term incentive plan (the "2004 Long-Term Equity Compensation Plan") in order to optimize our profitability and growth through incentives which are consistent with our goals and which link the interests of select employees, directors and consultants with those of our stockholders. We believe the plan also promotes teamwork and provides employees, directors and consultants with an incentive to strive for excellence. With the adoption of the 2004 Long-Term Equity Compensation Plan, no further grants will be made under our 2001 Stock Award Plan.

   The plan provides for the granting of non-qualified stock options, incentive stock options (within the meaning of Section 422 of the Code), stock appreciation rights ("SARs"), restricted stock and restricted stock unit awards, performance shares and other cash or share-based awards. The maximum number of shares of common stock that may be issued in connection with awards under the plan is 1,162,723, of which 872,042 may be issued under awards other than stock options or SARs. In the event of any merger, reorganization, recapitalization, stock split, stock dividend, or other change in corporate structure that affects our common stock, an adjustment may be made to the (a) maximum number of shares available for grants under the plan and/or kind of shares that may be delivered under the plan, (b) the individual award limits under the plan and (c) number, kind and/or price of shares subject to outstanding awards granted under the plan, by the Compensation Committee, to prevent dilution or enlargement of rights. Shares of stock covered by an award under the plan that is cancelled, expired, forfeited or settled in cash will again be available for issuance in connection with future grants of awards under the plan. As of the date of this prospectus, awards in respect of 248,229 shares have been made under the plan.

   The Compensation Committee, of our board of directors has broad authority to administer the plan, including the authority to determine when and to whom awards will be made, determine the type and size of awards, determine the terms and conditions of awards, construe and interpret the plan and award agreements, establish rates and resolutions for the plan's administration, and amend outstanding awards. Generally, the plan is open to directors, employees and consultants who are selected by the Compensation Committee.

   Stock Options. Options granted under the plan may be "incentive stock options," as defined in Section 422 of the Code, or "nonqualified stock options" which are stock options that do not qualify as incentive stock options. An incentive stock option must expire within ten years from the date it is granted (five years in the case of options granted to holders of more than 10% of the total combined voting power of all classes of our stock and the stock of our subsidiaries). The exercise price of an incentive stock option must be at least equal to the fair market value on the date such incentive stock option is granted (110% of fair market value in the case of options granted to holders of more than 10% of the total combined voting power of all classes of our stock). The exercise price of a non-qualified stock option must be at least equal to the fair market value of the shares on the date such option is granted. Subject to such restrictions as the Compensation Committee may impose, the exercise price of options granted under the plan may be paid (i) in cash or its equivalent, (ii) by delivery, or attesting to the ownership, of previously-acquired shares of our common stock, (iii) pursuant to a cashless exercise program, (iv) by such other methods as the compensation

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
committee may permit or (v) by any combination of (i), (ii), (iii) and (iv). As of the date of this prospectus, non-qualified stock options exercisable for 161,077 shares of common stock had been granted under the plan.

   SARs. The Compensation Committee may grant a SAR in connection with all or any portion of an option grant as well as independent of any option grant. A SAR entitles the participant to receive the amount by which the fair market value of a specified number of shares on the exercise dates exceeds an exercise price established by the committee. The excess amount will be payable in common stock, in cash, or in a combination of shares and cash.

   Restricted Stock, Restricted Stock Units and Performance Shares. These awards may be granted in such amounts and subject to such terms and conditions as determined by the Compensation Committee. Holders of restricted stock may generally exercise full voting rights and may be credited with regular dividends paid with respect to the underlying shares while they are so held; however, stock dividends or other non-cash distributions made with respect to restricted stock awards generally will be subject to the same restrictions as the restricted stock award. Generally, after the last day of the applicable period of restriction, the shares become freely transferable. As of the date of this prospectus, 87,152 restricted shares have been granted under the plan.

   Restricted stock units and performance shares are conditional grants of a right to receive a specified number of shares of common stock or an equivalent amount of cash (or a combination of shares and cash) if certain conditions are met. Each restricted stock unit and performance share must have an initial value equal to the fair market value of a share on the date of grant. Restricted stock units may have conditions relating to continued service or employment only or continued employment or service and attainment of performance goals, as determined by the Compensation Committee. Performance shares may be granted based on a performance period of one or more years or other periods, as determined by the Compensation Committee. The committee must determine the performance objectives for grants of performance shares and the range of the number of shares to be paid to an employee if the relevant measure of performance is met within the performance period. Recipients of restricted stock units and performance shares may receive dividend equivalents with respect to their awards.

   Other Awards. Subject to the terms of the plan, the Compensation Committee may grant other awards such as deferred share, share or cash awards based on attainment of performance or other goals or shares in lieu of cash under other incentive or bonus programs. Payment under such awards may be made in such manner and at such times as the Compensation Committee may determine.

   Except as otherwise provided in a participant's award agreement, upon the occurrence of a change in control of Tower, all outstanding stock options and SARs become immediately exercisable, any restriction imposed on restricted stock, restricted stock units, performance shares or other awards will lapse, and any performance shares or other awards with performance-related vesting conditions will be deemed earned at the target level (or if no target level is specified, the maximum level). Unless a participant's award agreement provides otherwise, if a participant's employment or service terminates following a change in control, any of the participant's stock options or SARs that were outstanding on the date of the change in control and that were vested as of the date of termination of employment or service will remain exercisable for a period ending not before the earlier of the first anniversary of the termination of the participant's employment or service or the expiration of the stated term of the award.

   The 2004 Long-Term Equity Compensation Plan may be amended, suspended or terminated at any time by our board of directors, provided that no amendment that requires stockholder approval in order for the plan to comply with any applicable stock exchange listing standards or securities laws will be effective unless the requisite stockholder approval is obtained, and no amendment or termination may be made without approval of a participant to the extent the amendment or termination materially adversely affects the participant's outstanding awards.

   2001 STOCK AWARD PLAN

   In December 2000, our directors adopted a long-term incentive plan (the "2001 Stock Award Plan"). The purpose of this plan is to create an incentive for officers and other employees to remain in our employ or

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
provide us services and to contribute to our success by granting to them a favorable opportunity to acquire our common stock. The plan provides for a variety of awards, including incentive or non-qualified stock options, performance shares, SARs or any combination of the foregoing.

   Under the 2001 Stock Award Plan, 450,000 shares may be made the subject of awards granted under the plan. This share limitation is subject to adjustment to reflect a change in capitalization. As of the date of this prospectus, 358,200 shares of common stock have been issued or are subject to issuance upon the exercise or payment of outstanding awards under the plan of which 42,000 shares have been exercised and 9,000 shares have been forfeited. The remaining 91,800 shares eligible for grants under the plan that have not been the subject of awards are now eligible under our 2004 Long-Term Incentive Compensation Plan, such that no further awards may be granted under the 2001 Stock Award Plan.

   The plan is administered by the Compensation Committee appointed by our board of directors. The Compensation Committee has the authority to select plan participants, determine the terms and conditions of awards and generally exercise such powers and perform such acts as it deems necessary or advisable to promote our best interests with respect to the plan. In its absolute discretion, our board may exercise any and all rights and duties of the committee under the plan.

   Options granted under the plan may be "incentive stock options," as defined in Section 422 of the Code, or "nonqualified stock options," which are stock options that do not qualify as incentive stock options. An incentive stock option must expire within ten years from the date it is granted (five years in the case of options granted to holders of more than 10% of the total combined voting power of all classes of our stock and the stock of our subsidiaries). The exercise price of an incentive stock option must be at least equal to the fair market value on the date such incentive stock option is granted (110% of fair market value in the case of options granted to holders of more than 10% of the total combined voting power of all classes of our stock). For each nonqualified stock option granted under the plan, the exercise price is not less than 85% of fair market value at the date of grant.

   Performance shares may be granted based on a performance period of one or more years, as determined by the Compensation Committee. The Committee must determine the performance objectives for grants of performance shares and the range of the number of shares to be paid to an employee if the relevant measure of performance is met within the performance period. Each performance share may be paid in common stock, in cash, or in a combination of shares and cash, as determined by the committee.

   The Compensation Committee may grant a SAR in connection with all or any portion of an option grant as well as independent of any option grant. A SAR entitles the participant to receive the amount by which the fair market value of a specified number of shares on the exercise dates exceeds an exercise price established by the committee. The excess amount will be payable in common stock, in cash, or in a combination of shares and cash.

   In the event of a change in control, all awards outstanding on the date of such change in control shall become immediately and fully vested and exercisable. Further, within 60 days after a change in control, in the case of any award not yet exercised, the holder of such award will be entitled to receive a cash payment. Any award granted to any person subject to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), must be held at least six months after the date of grant.

   Our board of directors may amend, alter or discontinue the plan and the terms of any award previously granted. However, no amendment or termination of the plan may, without the participant's consent, impair the rights of any participant under any award previously granted.

   2000 DEFERRED COMPENSATION PLAN

   On March 14, 2000, TRM adopted a plan of deferred compensation (the "2000 Deferred Compensation Plan") in favor of Michael H. Lee, our Chairman, President and Chief Executive Officer. Pursuant to the terms of the plan, Mr. Lee is entitled to amounts representing non-qualified deferred compensation awards, not to exceed $1,000,000, as determined by TRM's board of directors from time to time. Awards granted under the plan, together with accrued interest, are payable April 1, 2008 (or upon the earlier death of Mr. Lee, in which case a prorated portion of the amount is payable) and bear interest at an annual rate of 7% from the

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
date of grant until payment. Awards are subject to forfeiture if, before the payment date, Mr. Lee voluntarily leaves the employ of TRM or his employment is terminated by TRM for cause. Mr. Lee was granted awards in the maximum amount of $1,000,000 as of December 2000. On May 5, 2004, the Board of TRM approved the payment of the entire deferred compensation balance and terminated the plan.

EMPLOYMENT AGREEMENTS

   The following information summarizes the employment agreements for our Chief Executive Officer and our other named executive officers who were the most highly compensated for the year ended December 31, 2004.

   Michael H. Lee. Under Mr. Lee's employment agreement, dated as of August 1, 2004, Mr. Lee has agreed to serve as the Company's Chairman of the Board, President and Chief Executive Officer. Mr. Lee's term of service under this agreement continues for five years followed by automatic additional one-year terms unless notice not to extend the term is provided by the Company or Mr. Lee at least one year prior to the end of the term. Mr. Lee receives an annual base salary of $525,000 and an annual incentive bonus, to be determined by the Board of Directors, with the target bonus being $350,000. Mr. Lee's salary and target annual bonus are subject to review for increase at the discretion of the Board of Directors or a committee of the Board of Directors; however, they cannot be decreased below $525,000 and $350,000 respectively.
Mr. Lee may also participate in certain executive benefit plans, which may include a paid country club membership up to $10,000 annually and a monthly car allowance up to $1,000. Mr. Lee may also participate in the Company's long-term incentive plans.

   If Mr. Lee's employment terminates as a result of disability or death, Mr. Lee's employment agreement automatically terminates, and he or his designated beneficiary or administrator, as applicable, is entitled to accrued salary through the termination date and a prorated target bonus. Additionally, all of Mr. Lee's stock based awards will vest and his stock options will remain exercisable for one year after the date his employment terminates (or until the last day of the stock option term, whichever occurs first).

   If the Company terminates Mr. Lee's employment agreement for cause, which includes conviction of, or Mr. Lee's pleading nolo contendre to, a crime involving moral turpitude or a felony, gross negligence or gross misconduct, all of the Company's obligations under the agreement cease. Mr. Lee will only be entitled to receive his accrued base salary and all outstanding incentive awards are forfeited. If Mr. Lee voluntarily terminates his employment agreement with the Company without good reason and not due to death, disability or retirement, all of the Company's obligations under the agreement cease, and Mr. Lee will be entitled to receive his accrued base salary plus a prorated target bonus. In the case of voluntary termination, Mr. Lee will have three months (or until the last day of the stock option term, whichever occurs first) to exercise any vested stock options. All unvested incentive awards are forfeited.

   If the Company terminates Mr. Lee's employment without cause or if Mr. Lee terminates his employment with good reason, as defined in the employment agreement, then Mr. Lee is entitled to (i) his accrued base salary and a prorated target bonus, (ii) a cash severance payment equal to 300% of the sum of his annual base salary and the highest annual bonus paid to him within the preceding three years, (iii) the continuation of life, accident and health insurance coverage for three years and (iv) at least three months (or until the last day of the stock option term, whichever occurs first) to exercise any vested stock options. If the Company terminates Mr. Lee's employment agreement without cause, or if Mr. Lee terminates his employment with good reason, in anticipation of, or within the 24-month period following, a change in control, as defined in the employment agreement, Mr. Lee is also entitled to receive the foregoing benefits and an immediate vesting of his previously unvested stock awards. The employment agreement also provides for an excise tax gross-up payment if payments received under the agreement and other payments received under other agreements or employee benefit plans result in the imposition of an excise tax under section 4999 of the Internal Revenue Code.

   If Mr. Lee retires, he receives his accrued base salary, a prorated target bonus, applicable retiree benefits and vesting of previously unvested stock awards and his stock options will remain exercisable for the full option term. Mr. Lee will be eligible to retire for purposes of his employment agreement upon attainment of age 55 with 15 years of service.

   Mr. Lee is also subject, under the terms of his employment agreement, to non-competition provisions in the states of New York and New Jersey and to non-solicitation provisions for a period of two years after termination of employment, along with ongoing confidentiality and non-disclosure requirements.

   SENIOR VICE PRESIDENTS

   Steven G. Fauth. Under Mr. Fauth's employment agreement, dated as of August 1, 2004, Mr. Fauth has agreed to serve as Senior Vice President, Claims and General Counsel and/or in such other positions as the Company may assign. Mr. Fauth's term of service under this agreement continues for two years followed by automatic additional one-year terms unless notice not to extend the term is provided by the Company or Mr. Fauth at least one year prior to the end of the term. Mr. Fauth receives a minimum annual base salary of $292,890 and an annual incentive bonus, to be determined by the Board of Directors, with the target bonus being 20% of his annual base salary.
Mr. Fauth's salary and target annual bonus are subject to review for increase at the discretion of the Board of Directors or a committee of the Board of Directors, however, they cannot be decreased below $292,890 and 20% respectively. Mr. Fauth may also participate in the Company's long-term incentive plans.

   If Mr. Fauth's employment terminates as a result of disability or death, Mr. Fauth's employment agreement automatically terminates, and he or his designated beneficiary or administrator, as applicable, is entitled to accrued salary through the termination date and a prorated target bonus. Additionally, all of Mr. Fauth's stock based awards will vest and his stock options will remain exercisable for one year after the date his employment terminates (or until the last day of the stock option term, whichever occurs first).

   If the Company terminates Mr. Fauth's employment agreement for cause, which includes conviction of, or Mr. Fauth's pleading nolo contendre to, a crime involving moral turpitude or a felony, gross negligence or gross misconduct, or if Mr. Fauth voluntarily terminates his employment agreement with the Company, all of the Company's obligations under the agreement cease and Mr. Fauth will only be entitled to receive his accrued base salary. In the case of termination for cause, all outstanding incentive awards are forfeited. In the case of voluntary termination, Mr. Fauth will have three months (or until the last day of the stock option term, whichever occurs first) to exercise any vested stock options, while all unvested incentive awards are forfeited.

   If the Company terminates Mr. Fauth's employment without cause or if Mr. Fauth terminates his employment with good reason, as defined in the employment agreement, then Mr. Fauth is entitled to (i) his accrued base salary and a prorated target bonus, (ii) a cash severance payment equal to 150% (200% if Mr. Fauth has been employed at least fifteen years when his employment terminates) of the sum of his annual base salary and his target annual bonus, (iii) the continuation life, accident and health insurance coverage for one and one-half years (two years if Mr. Fauth has been employed at least fifteen years when his employment terminates) and (iv) at least three months (or until the last day of the stock option term, whichever occurs first) to exercise any vested stock options. If the Company terminates
Mr. Fauth's employment agreement without cause, or if Mr. Fauth terminates his employment with good reason, in anticipation of, or within the 24-month period following, a change in control, as defined in the employment agreement, Mr. Fauth is also entitled to receive the foregoing benefits, except that he receives two times his annual base salary and target annual bonus and his life, accident and health benefits are continued for two years, regardless of the number of years he has been employed, and he is also entitled to immediate vesting of his previously unvested stock awards. The employment agreement also provides for an excise tax gross-up payment if payments received under the agreement and other payments received under other agreements or employee benefit plans result in the imposition of an excise tax under section 4999 of the Internal Revenue Code.

   If Mr. Fauth retires, he receives his accrued base salary through the termination date, applicable retiree benefits and vesting of previously unvested stock awards and his stock options will remain exercisable for the full option term. Mr. Fauth will be eligible to retire for purposes of his employment agreement upon attainment of age 55 with 15 years of service.

   Mr. Fauth is also subject under the terms of his employment agreement to non-competition provisions in the states of New York and New Jersey and non-solicitation provisions for a period of one year after termination of employment (or for a period of two years after termination of employment if Mr. Fauth receives change in control related severance payments), along with ongoing confidentiality and non-disclosure requirements.

   Francis M. Colalucci, Christian K. Pechmann and Joel Weiner. Under their respective employment agreements, each dated as of August 1, 2004, Messrs. Colalucci, Pechmann and Weiner have agreed to serve as the Company's Chief Financial Officer, Senior Vice President of Underwriting Operations and Senior Vice President of Strategic Planning and Business Analysis, respectively and/ or in such other positions as the Company may assign. The term of service under the agreements of each of Messrs. Colalucci, Pechmann and Weiner continues for one year, followed by automatic additional one-year terms unless a notice not to extend the term is provided by the Company or the employee at least three months prior to the end of the term. Messrs. Colalucci, Pechmann and Weiner receive a minimum annual base salary of $250,000, $250,000 and $230,000, respectively, and an annual incentive bonus, to be determined by the Board of Directors, with the target bonus of 20% of the annual base salary. Each salary and target annual bonus are subject to review for increase at the discretion of the Board of Directors or a committee of the Board of Directors, however, they cannot be decreased below the salaries and target bonus percentages stated above. Each of Messrs. Colalucci, Pechmann and Weiner may also participate in the Company's long-term incentive plans.

   If the Company terminates the employment of any of Messrs. Colalucci, Pechmann or Weiner without cause or if any of them terminates his employment with good reason, as defined in the employment agreement, then the terminated employee is entitled to (i) his accrued base salary and a prorated target bonus, (ii) a cash severance payment equal to 50% (100% if the employee has been employed at least three years when his employment terminates) of the sum of his annual base salary and his target annual bonus, (iii) the continuation of health and welfare benefits for six months (one year if the employee has been employed at least three years when his employment terminates) and (iv) three months (or until the last day of the stock option term, whichever occurs first) to exercise any vested stock options. If the Company terminates the employment agreement without cause, or if any of Messrs. Colalucci, Pechmann or Weiner terminates his employment with good reason, in anticipation of, or within the 24-month period following, a change in control as defined in the employment agreement, he is also entitled to receive the foregoing benefits and is also entitled to immediate vesting of his previously unvested stock awards. The employment agreements also provide for an excise tax gross-up payment if payments received under the agreement and other payments received under other agreements or employee benefit plans result in the imposition of an excise tax under section 4999 of the Internal Revenue Code.

   The retirement benefits provided under the agreements are the same as under Mr. Fauth's agreement. Messrs. Colalucci, Pechmann and Weiner will be eligible to retire for purposes of their employment agreements upon attainment of age
62. Mr. Colalucci will also be considered to have retired for purposes of his agreement if he retires at the request of the Company before attaining age 62.

   Messrs. Colalucci, Pechmann and Weiner are also subject under the terms of their respective employment agreements to non-competition provisions in the states of New York and New Jersey and non-solicitation provisions for a period of six months after the termination of their employment (or one year if employed at the Company for at least three years and if the Senior Vice President receives severance payments), along with ongoing confidentiality and non-disclosure requirements.


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
                       PRINCIPAL AND SELLING STOCKHOLDERS


   The following table sets forth information as of August 15, 2005 regarding beneficial ownership of our common stock by:

   o Each of our directors;

   o Each of our named executive officers;

   o Each person known by us to beneficially own 5% or more of our outstanding common stock;

   o Each selling stockholder; and

   o All of our directors and executive officers as a group.

   Except as stated in the footnotes, each holder listed below has sole voting power and investment power with respect to the shares of common stock beneficially owned by the holder.

                                                       BENEFICIAL OWNERSHIP
                                                             PRIOR TO                                BENEFICIAL OWNERSHIP
                                                         THE OFFERING (2)                             AFTER THE OFFERING
                                                      ----------------------                         ----------------------
                                                                                  SHARES TO BE
NAME AND ADDRESS OF BENEFICIAL                                                  REGISTERED IN THE
  OWNER (1)                                            NUMBER     PERCENTAGE      OFFERING (7)        NUMBER     PERCENTAGE
--------------------------------------------------    ---------   ----------    -----------------   ---------    ----------
Michael H. Lee (3)................................    2,906,147      14.47%                         2,906,147      14.47%
Steven G. Fauth (4)...............................      114,663          *                --          114,663          *
Francis M. Colalucci (5)..........................       19,493          *                --           19,493          *
Charles A. Bryan..................................        8,080          *                --            8,080          *
Gregory T. Doyle..................................        3,580          *                --            3,580          *
Christian K. Pechmann.............................        4,700          *                --            4,700          *
Steven W. Schuster................................        4,080          *                --            4,080          *
Joel S. Weiner....................................        7,484          *                --            7,484          *
Austin P. Young, III..............................        6,080          *                --            6,080          *
Eubel Brady & Suttman Asset Management, Inc.......    1,819,760       9.06%               --        1,819,760       9.06%
RS Investment Management Co. LLC..................    1,605,495       7.99%               --        1,605,495       7.99%
Becker Capital Management, Inc....................    1,265,400       6.30%               --        1,265,400       6.30%
Friedman, Billings, Ramsey Group, Inc.(6).........      500,100       2.49%          500,000              100          *
All directors and executive officers as a group...    3,077,075      15.32%               --        3,077,075      15.32%

---------------
*   Less than 1%
(1) The named stockholders' business address is 120 Broadway, New York, New York, 10271, except that the business address of: Becker Capital Management, Inc. is 1211 SW 5th Avenue, Suite 2185, Portland, OR 97204; RS Investment Management Co. LLC is 388 Market Street, Suite 200, San Francisco, CA 94111; Eubel Brady & Suttman Asset Management, Inc. is 7777 Washington Village Drive, Suite 210, Dayton, OH 45459; and Friedman, Billings, Ramsey Group, Inc. is1001 19th Street, North Arlington, VA 22209.
(2) Includes the number of outstanding shares of common stock beneficially owned and assumes exercise of all outstanding warrants for shares of common stock as well as the exercise of all outstanding options currently exercisable or exercisable within 60 days of the date of this prospectus.
(3) Includes 90,000 shares issuable upon the exercise of stock options held by Mrs. Helen Lee, Mr. Michael H. Lee's wife and 18,900 shares issuable upon the exercise of stock options held by Michael H. Lee.
(4) Includes 93,163 shares issuable upon the exercise of stock options.
(5) Includes 2,700 shares issuable upon the exercise of stock options.
(6) Includes 100 shares held by Friedman, Billings, Ramsey & Co., Inc. , an affiliate of the selling stockholder. Does not include a warrant to purchase 189,000 shares, exercisable on or after October 20, 2005, that is held by Friedman, Billings, Ramsey & Co., Inc.
(7) These 500,000 shares may be offered and sold from time to time by the selling stockholder named in this prospectus. The selling stockholder may offer all, part or none of these shares. Information with respect to shares beneficially owned by the selling stockholder after the offering assumes the sale of all the share offered.

                              PLAN OF DISTRIBUTION


   The selling stockholder, which for purposes of this prospectus includes any of its donees, transferees, pledgees, assignees and successors-in-interest, may sell, from time to time, any or all of its shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholder may use any one or more of the following methods when selling shares:

   o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

   o block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

   o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

   o over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

   o privately negotiated transactions;

   o short sales;

   o broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

   o a combination of any such methods of sale; and

   o any other method permitted pursuant to applicable law.

   Under applicable rules and regulations under the Securities Exchange Act, any person engaged in a distribution of the shares of common stock covered by this prospectus may be limited in its ability to engage in market activities with respect to such shares. A selling stockholder, for example, will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations under it, including, without limitation, Regulation M, which provisions may restrict certain activities of the selling stockholder and limit the timing of purchases and sales of any shares of common stock by the selling stockholder. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. The foregoing may affect the marketability of the shares offered by this prospectus.

   To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling stockholder. The selling stockholder may also sell our securities short and redeliver the shares to close out such short positions. The selling stockholder may also enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares the broker-dealer or other financial institution may resell pursuant to this prospectus, as supplemented or amended to reflect such transaction.

   The selling stockholder may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. The selling stockholder may pledge its shares to its brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may offer and sell, from time to time, the pledged shares.

   The selling stockholder may sell shares directly to market makers acting as principals and/or broker-dealers acting as agents for itself or its customers. Broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions, concessions or discounts from the selling stockholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholder does not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Market makers and block purchasers that purchase the shares will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares in block transactions to market makers or other purchasers at a price per share that may be below the then-current market price. We cannot make assurances that all or any of the shares of common stock offered hereby will be sold by the selling stockholder.

   In addition, any shares that qualify for sale pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be sold under Rule 144 rather than pursuant to this prospectus.

   The selling stockholder and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

   In certain states, the applicable state securities laws will require a holder of shares desiring to sell its shares to sell its shares only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

   We are required to pay all fees and expenses incident to the registration of the shares offered hereby. We have agreed to indemnify the selling stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

   In addition, we will make copies of this prospectus available to the selling stockholder for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholder may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

   At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS


   We describe below some of the transactions we have entered into with parties that are related to our company. We believe that each of the transactions described below was on terms no less favorable to us than we could have obtained from unrelated parties.

   On March 14, 2000, TRM adopted a plan of deferred compensation in favor of Mr. Lee. Pursuant to the terms of the plan, Mr. Lee is entitled to amounts representing non-qualified deferred compensation awards, not to exceed $1,000,000, as determined by TRM's board of directors from time to time. Awards granted under the plan, together with accrued interest, are payable April 1, 2008 and bear interest at an annual rate of 7% from the date of grant until payment. Mr. Lee was granted awards in the maximum amount of $1,000,000 as of December 2000. On May 5, 2004, the Board approved the payment of the entire deferred compensation balance to Mr. Lee plus accrued interest for $1,332,078 and terminated the plan.

   Mrs. Helen Lee, the wife of Michael H. Lee, provides the Company with consulting services with respect to producer management and business development. In 2004, Mrs. Lee was paid as a consultant until October 15, 2004. Beginning October 16, 2004, Mrs. Lee was paid as an employee. In 2004, Mrs. Lee's total earnings were $75,000.

   Ms. Helen Lee Nigro, the sister of Michael H. Lee, was paid $69,500 as a full-time employee for the Company during 2004.

   Mr. Schuster, one of our directors, is a partner at the law firm of McLaughlin & Stern LLP, which provides legal services to the Company from time to time. During the year 2004, the Company incurred fees of $ 237,000 for legal services rendered by McLaughlin & Stem LLP.

                          DESCRIPTION OF CAPITAL STOCK


   The following summary of our capital stock is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated by-laws, and the outstanding warrant to purchase shares of our common stock, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part. As of August 15, 2005, there were 140 record holders of our common stock, 36 record holders of options currently exercisable (20 of which are fully vested) and 1 record holder of warrants currently exercisable for 189,000 shares of our common stock. In this section, "we," "us" and "our" refer to Tower and not any of its subsidiaries.

COMMON STOCK

   We are authorized to issue up to an aggregate of 40 million shares of common stock, $.01 par value per share, of which 19,757,864 shares of common stock were outstanding as of August 15, 2005. Immediately after the completion of this offering, 19,757,864 shares of common stock will be outstanding. Except as described below, our common stock has no preemptive rights or other rights to subscribe for additional common stock, and no rights of redemption, conversion or exchange. In the event of liquidation, dissolution or winding-up, the holders of our common stock are entitled to share equally in our assets, if any remain after the payment of all our debts and liabilities and the liquidation preference of any outstanding preferred shares. All of the common stock issued in connection with the offering will be, when issued, fully paid and nonassessable. Holders of our common stock are entitled to receive dividends as may be lawfully declared from time to time by our board of directors.

PREFERRED STOCK

   Under our certificate of incorporation, our board of directors is authorized, subject to limitations prescribed by law, without further stockholder approval, from time to time to issue up to an aggregate of two million shares of preferred stock, $0.01 par value per share, in one or more series and to fix or alter the designations, rights, preferences and any qualifications, limitations or restrictions of the shares of each of these series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control.

WARRANTS

   Friedman, Billings, Ramsey & Co., Inc. holds an outstanding warrant to purchase 189,000 shares of our common stock at $8.50 per share.

PXRE OPTION

   Pursuant to an agreement dated as of June 30, 2001, PXRE Reinsurance Ltd., a company organized under the laws of Bermuda ("PXRE Bermuda"), held an option to purchase 599,400 shares of our common stock at an exercise price of $16.67 per share (the "PXRE Option"). The PXRE Option was subject to termination upon the satisfaction of certain conditions. The PXRE Option is exercisable on or after June 30, 2006 and expires on July 31, 2006. Under the agreement, these conditions have been met and PXRE Bermuda confirmed on June 8, 2005, that the PXRE option has been terminated.

ISSUANCE OF SHARES

   Subject to our by-laws and Delaware law, our board of directors has the power to issue any of our unissued shares as it determines, including the issuance of any shares or class of shares with preferred, deferred or other special rights.

CHANGE OF CONTROL RELATED PROVISIONS IN OUR CERTIFICATE OF INCORPORATION AND BY-LAWS, AND DELAWARE LAW

   A number of provisions in our amended and restated certificate of incorporation and amended and restated by-laws and the laws of the State of Delaware deal with matters of corporate governance and the rights of stockholders. The following discussion is a general summary of selected provisions of our amended and restated certificate of incorporation and amended and restated by-laws that might be deemed to have an anti-takeover effect. These provisions may have the effect of discouraging a future takeover attempt that is not approved by our board of directors but which individual stockholders might consider favorable. The following description of selected provisions of our amended and restated certificate of incorporation and amended and restated by-laws and selected provisions of the Delaware General Corporation Law are necessarily general and we refer you in each case to our amended and restated certificate of incorporation and amended and restated by-laws, which are filed as exhibits to our registration statement, and to the provisions of those laws.

   Classified Board of Directors; Removal of Directors; Filling of Vacancies

   Our board of directors is divided into three classes, as nearly equal in number as possible. After their initial term following this offering, directors in each class will serve for a term of three years. See the table set forth under "Management--Directors." The classes serve staggered terms, such that the term of one class of directors expires each year. As a result, any effort to obtain control of our board of directors by causing the election of a majority of the board of directors may require more time than would be required without a staggered election structure.

   Our by-laws provide that the stockholders may not remove directors except for cause by a vote of a majority of the voting power of the shares entitled to vote in an election of directors. A majority of the board of directors then in office can also remove directors for cause. This may have the effect of slowing or impeding a change in membership of our board of directors that would effect a change of control.

   Any vacancy in our board of directors caused by any removal of a director by the stockholders at a meeting may be filled by the stockholders at the same meeting. Any vacancy on the board of directors, including a vacancy resulting from an increase in the number of directors or resulting from the removal of a director for cause where the stockholders have not filled the vacancy, may be filled by the vote of a majority of the directors then in office, although less than a quorum. If the vacancy is not so filled, it shall be filled by the stockholders at the next annual meeting of stockholders. The stockholders are not permitted to fill vacancies between annual meetings except where the vacancy resulted from a removal by the stockholders for cause, and then only at the meeting where such removal occurs. These provisions give incumbent directors significant authority that may have the effect of limiting the ability of stockholders to effect a change in our board of directors or management.

   Our board of directors has the power to increase the number of directors up to a maximum of 13 directors and any vacancies created by such increase may be filled by the vote of a majority of the directors then in office, although less than a quorum. This provision may have the effect of limiting the ability of stockholders to effect a change in our board of directors or management.

   Power to Call Special Meetings of Stockholders; Advance Notice Provisions for Nomination of Directors and Presentation of New Business at Meetings of Stockholders; Action by Written Consent

   Our by-laws provide that, unless otherwise required by law, special meetings of stockholders may be called at any time only by the chairman of the board of directors, the chief executive officer, the president or by the board of directors pursuant to a resolution passed by a majority of the entire board of directors. Stockholders are not entitled to call special meetings. This provision may have the effect of limiting the ability of stockholders to effect a change in our board of directors or management or to accomplish transactions that stockholders may otherwise deem to be in their best interest.

   Our by-laws require stockholders to provide timely notice in writing to bring business before an annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders. In the case of an annual meeting, notice is timely in the following circumstances:

   o If we provided a notice of annual meeting of stockholders in the previous year, then a stockholder's notice must be delivered to or mailed to and received at our principal executive offices not less than 90 nor more than 120 days before the first anniversary of the date of the prior year's annual meeting and in any event at least 45 days prior to the first anniversary of the date on which we first mailed our proxy materials for the prior year's annual meeting.

   o If no proxy materials were mailed by us in connection with the preceding year's annual meeting, or if we have changed the date of the meeting to be more than 30 calendar days earlier or 70 calendar days after the anniversary for the prior meeting, different notice provisions apply. In these instances, we must receive notice from the stockholder no later than 90 days before the annual meeting or within 10 days following the date on which notice of the date of the meeting is given to stockholders or made public, whichever occurs first, and not earlier than 120 days before the annual meeting.

   In the case of a special meeting of stockholders, the only business that may be brought before a special meeting is that set forth in the notice of the meeting given by the company. The by-laws also specify the form and content of a stockholder's notice.

   In addition, under the provisions of our amended and restated certificate of incorporation and amended and restated by-laws, action may not be taken by written consent of stockholders; rather, any action taken by the stockholders must be effected at a duly called meeting.

   These provisions may make it more difficult for stockholders to place a proposal or nomination on the meeting agenda and therefore may reduce the likelihood that stockholders will seek to take independent action to replace directors or seek a stockholder vote with respect to other matters that are not supported by management.

   Supermajority Voting Requirement for Amendment of Certain Provisions of our Certificate of Incorporation.

   Our certificate of incorporation requires the affirmative vote of at least 75% of the total voting power of the outstanding shares entitled to vote at an election of directors to amend or repeal the provisions of the certificate of incorporation with respect to:

   o the election of directors;

   o provisions relating to the liability of our directors;

   o the provisions of our certificate of incorporation with respect to amendments to our certificate of incorporation; and

   o any provisions inconsistent with such provisions.

   Blank Check Preferred Stock

   Our certificate of incorporation authorizes our board of directors, without stockholder approval, to issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of our common shares. See "--Preferred Stock." This right of issuance could deter unsolicited acquisition proposals.

   Delaware Corporate Law Anti-Takeover Provisions

   Pursuant to Section 203 of the Delaware General Corporation Law, with certain exceptions, a publicly-held Delaware corporation may not engage in any of a broad range of business combinations, such as mergers, consolidations and sales of assets, with an "interested stockholder," as defined below, for a period of three years from the date that such person became an interested stockholder unless:

   o the transaction that results in a person's becoming an interested stockholder or the business combination is approved by the board of directors of the corporation before the person becomes an interested stockholder;

   o upon consummation of the transaction which results in the stockholder becoming an interested stockholder, the interested stockholder owns 85% or more of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and shares owned by certain employee stock plans; or

   o on or after the time the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by holders of at least two-thirds of the corporation's outstanding voting stock, excluding shares owned by the interested stockholder, at a meeting of stockholders.

   Under Section 203, an "interested stockholder" is defined as any person, other than the corporation and any direct or indirect majority-owned subsidiary, that is:

   o the owner of 15% or more of the outstanding voting stock of the corporation; or

   o an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

   Section 203 does not apply to a corporation that so provides in an amendment to its certificate of incorporation or by-laws passed by a majority of its outstanding shares at any time. Such stockholder action does not become effective for 12 months following its adoption and would not apply to persons who were already interested stockholders at the time of the amendment. Our amended and restated certificate of incorporation does not exclude us from the restrictions imposed under Section 203.

   Under certain circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder. The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors, because the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors or management. It is further possible that such provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interest.

LISTING

   Our common stock is listed on the Nasdaq National Market under the symbol "TWGP."

TRANSFER AGENT AND REGISTRAR

   The transfer agent and registrar for the common stock is The Bank of New
York.


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
                        SHARES ELIGIBLE FOR FUTURE SALE


   As of August 15, 2005, we had a total of 19,757,864 share of common stock outstanding. All of the 500,000 shares registered in this offering and the 14,950,000 shares sold in the IPO are freely tradeable without restriction or further registration under the Securities Act by persons other than our "affiliates." Under the Securities Act, an "affiliate" of a company is a person that directly or indirectly controls, is controlled by, or is in common control with that company.

   Substantially all of the remaining shares of common stock outstanding remain "restricted securities" within the meaning of Rule 144 under the Securities
Act and may not be sold in the absence of registration under the Securities
Act unless an exemption from registration is available, including the exemptions contained in Rule 144.

   In general, under Rule 144 a person (or persons whose shares are aggregated), including any person who may be deemed our affiliate, is entitled to sell within any three-month period a number of restricted securities that does not exceed the greater of 1 % of the then outstanding shares of common stock and the average weekly trading volume in the over-the-counter market during the four calendar weeks preceding each such sale, provided that at least one year has elapsed since such shares were acquired from us or any affiliate of ours and certain manner of sale, notice requirements and requirements as to availability of current public information about us are satisfied. Any person who is deemed to be our affiliate must comply with the provisions of Rule 144 (other than the one year holding period requirement) in order to sell shares of common stock which are not restricted securities (such as shares acquired by affiliates either in the offering or through purchases in the open market following the offering). In addition, under Rule 144(k) a person who is not our affiliate and who has not been our affiliate at any time during the 90 days preceding any sale is entitled to sell such shares without regard to the foregoing limitations, provided that at least two years have elapsed since the shares were acquired from us or any affiliate of ours.

   As of August 15, 2005, we had warrants currently exercisable for 189,000 shares of common stock, all of which are owned by Friedman, Billings, Ramsey & Co., Inc. The warrants are exercisable for a term of four years beginning on October 20, 2005 and expiring on October 20, 2009. We have granted FBR registration rights with respect to the shares issuable upon exercise of the warrants.

   Common stock issued or reserved for issuance under the 2004 Long Term Equity Compensation Plan and the 2001 Stock Award Plan has been registered on Form S-8 under the Securities Act. Accordingly, shares registered under such registration statement are available for sale in the open market, unless such shares are subject to vesting restrictions with us. The Registration Statement on Form S-8 covers 1,448,491 shares and options.

   No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock.

                                 LEGAL MATTERS


   Certain legal matters in connection with this offering will be passed upon for us by LeBoeuf, Lamb, Greene & MacRae, L.L.P., New York, New York.

                                    EXPERTS

   The audited consolidated financial statements of Tower and its subsidiaries included in this prospectus have been audited by Johnson Lambert & Co., independent auditors, as stated in their reports appearing elsewhere in this prospectus and in the registration statement, and are included in reliance upon their authority as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these documents without charge at a web site maintained by the SEC. The address of this site is http://www.sec.gov.

   We are subject to the informational requirements of the Exchange Act and are required to file annual, quarterly and other reports, proxy statements and other information with the SEC. You may inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the address noted above. You also may obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC's web site. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by, reported on, and with an opinion expressed by an independent accounting firm.

   Information about us is also available at our website at http:// www.twrgrp.com. However, the information on our website is not a part of this prospectus.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                               TOWER GROUP, INC.

                                                                                       PAGE NO.
  UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2005 AND DECEMBER 31,
     2004, AND FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2005 AND 2004
Consolidated Balance Sheets ........................................................      F-2
Consolidated Statements of Income and Comprehensive Net Income .....................      F-3
Consolidated Statements of Changes in Stockholders' Equity .........................      F-4
Consolidated Statements of Cash Flows ..............................................      F-5
Notes to Consolidated Financial Statements .........................................      F-7
AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004, AND 2003 AND FOR
                  THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
Report of Independent Auditors .....................................................     F-14
Consolidated Balance Sheets ........................................................     F-15
Consolidated Statements of Income and Comprehensive Net Income .....................     F-17
Consolidated Statements of Changes in Stockholders' Equity .........................     F-18
Consolidated Statements of Cash Flows ..............................................     F-19
Notes to Consolidated Financial Statements .........................................     F-20

                               TOWER GROUP, INC.
                          CONSOLIDATED BALANCE SHEETS

                                                                                     JUNE 30,
                                                                                       2005       DECEMBER 31,
                                                                                   (UNAUDITED)        2004
                                                                                   -----------    ------------
                                                                                     ($ IN THOUSANDS, EXCEPT
                                                                                            PAR VALUE
                                                                                        AND SHARE AMOUNTS)
ASSETS
Fixed-maturity securities, available-for-sale, at fair value (amortized cost
  $266,543 in 2005 and $223,562 in 2004)........................................     $267,961       $224,523
Equity securities, at fair value (cost $30,083 in 2005 and $1,827 in 2004) .....       30,396          2,485
Common trust securities -- statutory business trusts, equity method ............        1,426          1,426
                                                                                     --------       --------
   TOTAL INVESTMENTS............................................................      299,783        228,434
Cash and cash equivalents ......................................................       44,692         55,201
Investment income receivable ...................................................        2,743          1,975
Agents' balances receivable ....................................................       41,022         33,473
Assumed premiums receivable ....................................................        1,054          1,197
Ceding commission receivable ...................................................        8,727          8,329
Reinsurance recoverable ........................................................      100,391        101,173
Receivable -- claims paid by agency ............................................        2,976          1,622
Prepaid reinsurance premiums ...................................................       39,200         28,391
Deferred acquisition costs net of deferred ceding commission revenue ...........       25,414         18,740
Federal income taxes and state taxes recoverable ...............................           --          1,975
Intangible assets ..............................................................        5,902          4,978
Fixed assets, net of accumulated depreciation ..................................        6,667          5,420
Other assets ...................................................................        3,449          3,239
                                                                                     --------       --------
   TOTAL ASSETS.................................................................     $582,020       $494,147
                                                                                     ========       ========
LIABILITIES
Loss and loss adjustment expenses ..............................................     $155,858       $128,722
Unearned premium ...............................................................      143,251         95,505
Reinsurance balances payable ...................................................       17,769          2,735
Payable to issuing carriers ....................................................       12,265         18,652
Funds held as agent ............................................................          776            785
Funds held under reinsurance agreements ........................................       52,019         54,152
Accounts payable and accrued expenses ..........................................        8,283         12,410
Checks outstanding .............................................................        2,901          2,726
Payable for securities .........................................................        2,784             --
Federal income taxes and state taxes payable ...................................        1,180             --
Deferred income taxes ..........................................................           81          1,587
Subordinated debentures ........................................................       47,426         47,426
                                                                                     --------       --------
   TOTAL LIABILITIES............................................................      444,593        364,700
                                                                                     --------       --------
STOCKHOLDERS' EQUITY
Common stock ($0.01 par value per share; 40,000,000 shares authorized;
  19,847,303 and 19,826,135 shares issued in 2005 and 2004).....................          198            198
Paid-in-capital  ...............................................................      112,604        112,375
Accumulated other comprehensive net income .....................................        1,125          1,052
Retained earnings ..............................................................       25,729         18,224
Unearned compensation -- restricted stock ......................................       (1,731)        (1,908)
Treasury stock (89,439 shares in 2005 and 88,967 in 2004) ......................         (498)          (494)
                                                                                     --------       --------
   TOTAL STOCKHOLDERS' EQUITY...................................................      137,427        129,447
                                                                                     --------       --------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY...................................     $582,020       $494,147
                                                                                     ========       ========


        See accompanying notes to the consolidated financial statements.

                               TOWER GROUP, INC.

         CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE NET INCOME
                                  (UNAUDITED)

                                                                                  THREE MONTHS ENDED           SIX MONTHS ENDED
                                                                                       JUNE 30,                    JUNE 30,
                                                                              -------------------------    ------------------------
                                                                                  2005          2004          2005          2004
                                                                              -----------    ----------    -----------   ----------
                                                                               ($ IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
REVENUES
 Net premiums earned ......................................................   $    37,591    $    9,515    $    67,609   $   17,445
 Ceding commission revenue ................................................         5,330        10,750         11,176       21,051
 Insurance services revenue ...............................................         3,342         4,681          7,123        7,205
 Net investment income ....................................................         3,733         1,099          6,348        1,863
 Net realized gains on investments ........................................            20           (13)           229           (2)
 Policy billing fees ......................................................           236           158            437          332
                                                                              -----------    ----------    -----------   ----------
    Total revenues ........................................................        50,252        26,190         92,922       47,894
                                                                              -----------    ----------    -----------   ----------
EXPENSES
 Loss and loss adjustment expenses ........................................        22,013         5,892         40,075       10,909
 Direct commission expense ................................................        10,669         8,568         19,461       15,654
 Other operating expenses .................................................         9,280         7,727         18,197       14,504
 Interest expense .........................................................         1,106           724          2,271        1,375
                                                                              -----------    ----------    -----------   ----------
    Total expenses ........................................................        43,068        22,911         80,004       42,442
                                                                              -----------    ----------    -----------   ----------
 Income before income taxes ...............................................         7,184         3,279         12,918        5,452
 Income tax expense .......................................................         2,419         1,280          4,436        2,131
                                                                              -----------    ----------    -----------   ----------
    NET INCOME ............................................................   $     4,765    $    1,999    $     8,482   $    3,321
                                                                              ===========    ==========    ===========   ==========
COMPREHENSIVE NET INCOME
 Net income ...............................................................   $     4,765    $    1,999    $     8,482   $    3,321
 Other comprehensive income:
   Gross unrealized investment holding gains (losses) arising during period         4,827        (3,191)           341       (2,244)
   Less: reclassification adjustment for gains included in net income......           (20)           13           (229)           2
                                                                              -----------    ----------    -----------   ----------
                                                                                    4,807        (3,178)           112       (2,242)
   Income tax benefit (expense) related to items of other comprehensive
     income................................................................        (1,683)        1,080            (39)         762
                                                                              -----------    ----------    -----------   ----------
   Total other comprehensive net income (loss).............................         3,124        (2,098)            73       (1,480)
                                                                              -----------    ----------    -----------   ----------
    COMPREHENSIVE NET INCOME ..............................................   $     7,889    $      (99)   $     8,555   $    1,841
                                                                              ===========    ==========    ===========   ==========
EARNINGS PER SHARE
 Basic earnings per common share ..........................................   $      0.24    $     0.45    $      0.43   $     0.75
                                                                              ===========    ==========    ===========   ==========
 Diluted earnings per common share ........................................   $      0.24    $     0.35    $      0.42   $     0.58
                                                                              ===========    ==========    ===========   ==========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
 Basic ....................................................................    19,555,327     4,407,434     19,538,219    4,407,434
 Diluted ..................................................................    20,108,917     5,819,870     20,093,198    5,772,977


        See accompanying notes to the consolidated financial statements.

                               TOWER GROUP, INC.

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                  (UNAUDITED)

                                ($ IN THOUSANDS)

                                                              ACCUMULATED                   UNEARNED
                                                                 OTHER                   COMPENSATION -                   TOTAL
                                        COMMON    PAID-IN    COMPREHENSIVE   RETAINED      RESTRICTED      TREASURY   STOCKHOLDERS'
                                        STOCK     CAPITAL     NET INCOME     EARNINGS         STOCK         STOCK         EQUITY
                                        ------   --------    -------------   --------    --------------    --------   -------------
BALANCE AT JANUARY 1, 2005..........     $198    $112,375       $1,052        $18,224        $(1,908)       $(494)       $129,447
                                         ----    --------       ------        -------        -------        -----        --------
 Dividends paid or declared.........       --          --           --           (977)            --           --            (977)
 Stock based compensation...........       --         229           --             --            177           (4)            402
 Net income.........................       --          --           --          8,482             --           --           8,482
 Net unrealized depreciation on
   securities available for sale,
   net
   of income tax....................       --          --           73             --             --           --              73
                                         ----    --------       ------        -------        -------        -----        --------
BALANCE AT JUNE 30, 2005............     $198    $112,604       $1,125        $25,729        $(1,731)       $(498)       $137,427
                                         ====    ========       ======        =======        =======        =====        ========

                               TOWER GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                     THREE MONTHS ENDED     SIX MONTHS ENDED
                                                                          JUNE 30,              JUNE 30,
                                                                    -------------------   --------------------
                                                                      2005       2004       2005        2004
                                                                    -------    --------   --------    --------
                                                                                  ($ IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.....................................................   $ 4,765    $  1,999   $  8,482    $  3,321
  Adjustments to reconcile net income to net cash provided by
   (used in) operations:
   Gain on sale of investments ..................................       (20)         13       (229)          2
   Depreciation .................................................       609         467      1,172         898
   Amortization of intangible assets ............................       111          --        222          --
   Amortization of bond premium or discount .....................       185          27        473          73
   Amortization of debt issuance costs ..........................        11          13         20          26
   Amortization of restricted stock .............................       150          --        322          --
   Deferred income taxes ........................................    (1,121)        415     (1,545)        564
  (Increase) decrease in assets:
   Investment income receivable .................................      (294)       (322)      (768)       (430)
   Agents' balances receivable ..................................    (6,896)     (8,184)    (7,549)     (5,288)
   Assumed premiums receivable ..................................        90        (252)       143         (17)
   Receivable for cancelled reinsurance .........................        --          --         --      15,748
   Ceding commissions receivable ................................        --        (436)      (398)       (436)
   Reinsurance recoverable ......................................      (662)     (7,521)      (572)    (15,322)
   Prepaid reinsurance premiums .................................    (7,353)       (948)   (10,809)      3,241
   Deferred acquisition costs, net ..............................    (3,191)    (1,627))    (6,674)     (3,679)
   Intangible assets ............................................        26          --     (1,146)         --
   Other assets .................................................       406        (524)      (223)     (1,271)
  Increase (decrease) in liabilities:
   Loss and loss adjustment expenses ............................    15,340       7,878     27,136      16,032
   Unearned premium .............................................    28,945       7,926     47,746      10,596
   Checks outstanding ...........................................       207         933        175       1,882
   Reinsurance balances payable .................................     8,902       1,758     15,034      (3,106)
   Payable to issuing carriers ..................................    (3,205)      8,074     (6,387)      4,774
   Accounts payable and accrued expenses ........................    (2,958)        250     (4,127)     (1,807)
   Federal and state income taxes payable .......................       721          10      3,155         133
   Funds held under reinsurance agreements ......................    (1,549)      9,314     (2,142)     20,570
   Deferred compensation liability ..............................        --        (987)        --        (964)
                                                                    -------    --------   --------    --------
Net cash flows provided by operations ...........................    33,219      18,276     61,511      45,540
                                                                    -------    --------   --------    --------


                                                       (Continued on next page)

                               TOWER GROUP, INC.

                                  (UNAUDITED)

                                                                    THREE MONTHS ENDED      SIX MONTHS ENDED
                                                                         JUNE 30,               JUNE 30,
                                                                   --------------------   --------------------
                                                                     2005        2004       2005        2004
                                                                   --------    --------   --------    --------
                                                                                 ($ IN THOUSANDS)
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of fixed assets......................................     (1,657)       (424)    (2,420)     (1,571)
  Purchases of investments:.....................................         --          --
   Fixed-maturity securities ...................................    (32,233)    (35,210)   (74,860)    (53,530)
   Equity securities ...........................................       (403)         --    (29,971)         --
  Sale of investments:..........................................         --          --
   Fixed-maturity securities ...................................     22,067       6,048     34,156       9,170
   Equity securities ...........................................         --          --      1,972          --
                                                                   --------    --------   --------    --------
  Net cash flows used in investing activities...................    (12,226)    (29,586)   (71,123)    (45,931)
                                                                   --------    --------   --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayment of redeemable preferred stock.......................         --          --         --      (1,500)
  Repayment of long-term debt -- CIT............................         --        (225)        --        (413)
  Increase in notes receivable from related parties.............         --         (14)        --         (25)
  Dividends paid................................................       (489)       (167)      (977)       (327)
  Exercise of stock options.....................................         58          --         80          --
                                                                   --------    --------   --------    --------
  Net cash flows used in financing activities...................       (431)       (406)      (897)     (2,265)
                                                                   --------    --------   --------    --------
  Increase (decrease) in cash and cash equivalents..............     20,562     (11,716)   (10,509)     (2,656)
  Cash and cash equivalents, beginning of period................     24,130      39,399     55,201      30,339
                                                                   --------    --------   --------    --------
  CASH AND CASH EQUIVALENTS, END OF PERIOD......................   $ 44,692    $ 27,683   $ 44,692    $ 27,683
                                                                   ========    ========   ========    ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
 Cash paid for income taxes ....................................   $  2,509    $  1,011   $  2,710    $  1,522
 Cash paid for interest ........................................   $    848    $    436   $  1,652    $    830


        See accompanying notes to the consolidated financial statements.

                               TOWER GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

BASIS OF PRESENTATION

   The accompanying unaudited consolidated financial statements have been prepared in accordance with instructions for Form 10-Q and, accordingly, do not include the information and disclosures required by generally accepted accounting principles ("GAAP") in the Unites States of America. These statements should be read in conjunction with the consolidated financial statements as of and for the year ended December 31, 2004 and notes thereto included in the Company's Annual Report on Form 10-K filed on March 22, 2005. The accompanying consolidated financial statements have not been audited by an independent registered public accounting firm in accordance with standards of the Public Company Accounting Oversight Board (United States), but in the opinion of management such financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the Company's financial position and results of operations. The results of operations for the three months and six months ended June 30, 2005 may not be indicative of the results that may be expected for the year ending December 31, 2005. The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and other entities required by GAAP. All significant inter-company balances have been eliminated. Business segment results are presented net of all material inter-segment transactions.

PURCHASE OF SHELL COMPANY AND INTANGIBLE ASSETS

   On March 25, 2005, Tower Group, Inc. closed on its purchase of the outstanding common stock of a shell insurance company, North American Lumber Insurance Company ("NALIC"), that was renamed Tower National Insurance
Company. The purchase price was for $1,050,000 and included nine active state licenses and two inactive state licenses. The nine active states are New Jersey, Connecticut, Massachusetts, Rhode Island, Vermont, Maryland, Delaware, South Carolina and Wisconsin. The two inactive states are Pennsylvania and Maine. The inactive state licenses have an additional contingent purchase price of $75,000 per state payable upon license reactivation within one year of the closing. Prior to the closing, all liabilities and assets (other than insurance licenses) of Tower National Insurance Company were transferred to a liquidating trust. The Company capitalized this purchase as an intangible asset related to state licenses with an indefinite life subject to annual impairment testing. The amount capitalized was $1,147,000 and included the purchase price, legal fees and a broker's fee. As of June 30, 2005, Tower National Insurance Company was authorized to write business in the Commonwealth of Massachusetts.

INVESTMENTS

   Segregated assets in trust accounts associated with reinsurance agreements amounted to $52.3 million as of June 30, 2005 and are included in invested assets. Additionally, securities with a fair value of $0.7 million were on deposit with state regulatory authorities as required by law as of June 30, 2005.

INTANGIBLE ASSETS

   From the Commercial Renewal Rights Agreement entered into with OneBeacon Insurance Group LLC ("OneBeacon") during 2004, the Company has recorded two intangible assets: renewal rights and new agent contractual relationships, both of which were determined to be intangible assets with a finite useful life.

   As described above, an intangible asset related to state licenses was recorded in connection with the acquisition of NALIC in 2005.

   The components of intangible assets are summarized as follows:

                                                                                        ACCUMULATED
                                                                      INITIAL BALANCE   AMORTIZATION     NET
                                                                      ---------------   ------------    ------
                                                                                  ($ IN THOUSANDS)
JUNE 30, 2005:
Renewal rights....................................................        $1,250            $(143)      $1,107
Agency force......................................................         3,750             (102)       3,648
Insurance licenses................................................         1,147               --        1,147
                                                                          ------            -----       ------
                                                                          $6,147            $(245)      $5,902
                                                                          ======            =====       ======

DIVIDENDS DECLARED

   Dividends declared by the Company on common stock for the three months ended June 30, 2005 were $489,000 or $0.025 per share and for the six months ended June 30, 2005 were $978,000 or $0.050 per share.

   For the three months ended June 30, 2004, the dividends declared on Class A common stock were $75,000 or $0.0379 per share and the dividends declared on Class B common stock were $92,000 or $0.0379 per share. For the six months ended June 30, 2004, the dividends declared on Class A common stock were $150,000 or $0.0758 per share and dividends declared on class B common stock were $184,000 or $0.0763 per share.

EARNINGS PER SHARE

   The following table shows the computation of the Company's earnings per share:

                                                                        INCOME          SHARES       PER SHARE
                                                                      (NUMERATOR)   (DENOMINATOR)     AMOUNT
                                                                      -----------   -------------    ---------
                                                                       ($ IN THOUSANDS, EXCEPT SHARES AND PER
                                                                                   SHARE AMOUNTS)
THREE MONTHS ENDED JUNE 30, 2005
Net Income........................................................      $4,765
                                                                        ------
Basic earnings per share..........................................       4,765        19,555,327       $0.24
                                                                        ------        ----------       =====
Effect of dilutive securities:
 Stock options ...................................................          --           292,532
 Unvested restricted stock .......................................          --           198,355
 Warrants ........................................................          --            62,703
                                                                        ------        ----------
Diluted earnings per share........................................      $4,765        20,108,917       $0.24
                                                                        ======        ==========       =====
THREE MONTHS ENDED JUNE 30, 2004
Net Income........................................................      $1,999
                                                                        ------
Basic earnings per share..........................................       1,999         4,407,434       $0.45
                                                                        ------        ----------       =====
Effect of dilutive securities:
 Stock options ...................................................          --           268,650
 Restricted stock ................................................          --            93,787
 Warrants ........................................................          21         1,049,999
                                                                        ------        ----------
Diluted earnings per share........................................      $2,020         5,819,870       $0.35
                                                                        ======        ==========       =====

                                                                        INCOME          SHARES       PER SHARE
                                                                      (NUMERATOR)   (DENOMINATOR)     AMOUNT
                                                                      -----------   -------------    ---------
                                                                       ($ IN THOUSANDS, EXCEPT SHARES AND PER
                                                                                   SHARE AMOUNTS)
SIX MONTHS ENDED JUNE 30, 2005
Net Income........................................................      $8,482
                                                                        ------
Basic earnings per share..........................................       8,482        19,538,219       $0.43
                                                                        ======        ==========       =====
EFFECT OF DILUTIVE SECURITIES:
 Stock options ...................................................          --           288,913
 Unvested restricted stock .......................................          --           207,464
 Warrants ........................................................          --            58,602
                                                                        ------        ----------
Diluted earnings per share........................................      $8,482        20,093,198       $0.42
                                                                        ======        ==========       =====
SIX MONTHS ENDED JUNE 30, 2004
Net Income........................................................      $3,321
                                                                        ------
Basic earnings per share..........................................       3,321         4,407,434       $0.75
                                                                        ======        ==========       =====
EFFECT OF DILUTIVE SECURITIES:
 Stock options ...................................................          --           268,650
 Restricted stock ................................................          --            46,894
 Warrants ........................................................          42         1,049,999
                                                                        ------        ----------
Diluted earnings per share........................................      $3,363         5,772,977       $0.58
                                                                        ======        ==========       =====


EMPLOYEE STOCK OPTION PLAN

   The Company has elected to follow APB 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock option grants. The Company generally grants employee stock options at an exercise price equal to the market price at the date of grant and, therefore, under APB 25, no compensation expense is recorded. The Company follows the disclosure provisions of SFAS 123, "Accounting for Stock-Based Compensation".

   In December 2004, the Financial Accounting Standards Board issued the revised statement SFAS No. 123-R, an amendment to SFAS No. 123, which suspends APB 25 and requires that the cost of share-based payment transactions be recognized in the financial statements after the fiscal quarter beginning after June 15, 2005. The intended adoption by the Company of SFAS 123-R has been postponed to January 2006 per the Securities and Exchange Commission's rule amendment promulgated April 14, 2005, that allows calendar year-end companies to elect to implement SFAS No. 123-R at the start of their next fiscal year beginning after June 15, 2005. The implementation of SFAS 123-R is not expected to have a material impact on the Company's financial position or results of operations.

   As of December 31, 2002, all prior stock option grants have been expensed per the pro-forma provisions of SFAS 123 and the September 2004 stock option grants pro-forma expense impact started in the fourth quarter of 2004. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

                                                             THREE MONTHS ENDED
                                                                  JUNE 30,           SIX MONTHS ENDED JUNE 30,
                                                         -------------------------   -------------------------
                                                             2005          2004          2005          2004
                                                         -----------    ----------   -----------    ----------
                                                         ($ IN THOUSANDS, EXCEPT SHARES AND PER SHARE AMOUNTS)
Net income ...........................................   $     4,765    $    1,999   $     8,482    $    3,321
Deduct total stock-based employee compensation
  expense determined under fair value based method for
  all awards, net of related tax effects..............           (15)           --           (31)           --
                                                         -----------    ----------   -----------    ----------
Net income, pro-forma ................................   $     4,750    $    1,999   $     8,451    $    3.321
EARNINGS PER SHARE
Basic -- as reported .................................   $      0.24    $     0.45   $      0.43    $     0.75
                                                         ===========    ==========   ===========    ==========
Basic -- pro-forma ...................................   $      0.24    $     0.45   $      0.43    $     0.75
                                                         ===========    ==========   ===========    ==========
Diluted -- as reported ...............................   $      0.24    $     0.35   $      0.42    $     0.58
                                                         ===========    ==========   ===========    ==========
Diluted -- pro-forma .................................   $      0.24    $     0.35   $      0.42    $     0.58
                                                         ===========    ==========   ===========    ==========
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING
Basic ................................................    19,555,327     4,407,434    19,538,219     4,407,434
Diluted ..............................................    20,108,917     5,819,870    20,093,198     5,772,977

   During the second quarter of 2005, the Company issued 6,420 new shares as the result of employee stock option exercises and 5,248 new shares for its April 1, 2005 restricted stock grants to its four independent Directors. For the six months ended June 30, 2005, the Company issued 9,920 new shares as the result of employee stock option exercises and 11,248 new shares for its restricted stock grants for one senior officer and for its four independent Directors.

   The Company incurred unearned compensation restricted stock amortization expense of $98,000 net tax for the three months ended June 30, 2005 and $209,000 net tax for the six months ended June 30, 2005 which has been included in reported net income for the second quarter of 2005 and the six months ended June 30, 2005.

CHANGES IN ESTIMATES

   TICNY has recorded favorable development in its net losses from prior accident years of $112,000 and $92,000 in the second quarter of 2005 and in the six months ended June 30, 2005, respectively, compared to $48,000 of favorable development in the second quarter of 2004 and none for the six months ended June 30, 2004. TICNY's changes in estimated sliding scale commission resulted in reductions in ceding commission revenue of $768,000 and $719,000 in the second quarter of 2005 and for the six months ended June 30, 2005, respectively, compared to none in the second quarter of 2004 and the six months ended June 30, 2004. TRM's changes in estimated sliding scale commission are a reduction in direct commission revenue of $113,000 in the second quarter of 2005 and an increase in commission revenue of $378,000 in the six months ended June 30, 2005, respectively, compared to none in the second quarter of 2004 and the six months ended June 30, 2004.

SEGMENT INFORMATION

   The Company manages its operations through three business segments: insurance (commercial and personal lines underwriting), reinsurance and insurance services (managing general agency, claims administration and reinsurance intermediary operations).

   The accounting policies of the segments are the same as those described in the summary of significant accounting policies as described in the Company's most recently filed Form 10-K. The Company evaluates segment performance based on segment profit, which excludes investment income, realized gains and losses, interest expense, income taxes and incidental corporate expenses. The Company does not allocate assets to segments because assets, which consist primarily of investments, are considered in total by management for decision-making purposes.

Business Segments results are as follows:

                                                                          THREE MONTHS       SIX MONTHS ENDED
                                                                         ENDED JUNE 30,          JUNE 30,
                                                                       ------------------   ------------------
                                                                         2005      2004       2005      2004
                                                                       -------    -------   -------    -------
                                                                                   ($ IN THOUSANDS)
INSURANCE SEGMENT INFORMATION
Revenues
 Net premiums earned ...............................................   $37,194    $ 9,247   $66,827    $16,945
 Ceding commission revenue .........................................     5,330     10,750    11,176     21,051
 Policy billing fees ...............................................       230        158       426        332
                                                                       -------    -------   -------    -------
Total revenues .....................................................    42,754     20,155    78,429     38,328
                                                                       -------    -------   -------    -------
Expenses
 Net loss and loss adjustment expenses .............................    21,797      5,801    39,577     10,609
 Underwriting expenses .............................................    16,868     11,766    31,362     23,528
                                                                       -------    -------   -------    -------
Total expenses .....................................................    38,665     17,567    70,939     34,137
                                                                       -------    -------   -------    -------
Underwriting profit ................................................   $ 4,089    $ 2,588   $ 7,490    $ 4,191
                                                                       =======    =======   =======    =======
REINSURANCE SEGMENT
Revenues
 Net premiums earned ...............................................   $   397    $   268   $   782    $   500
 Ceding commission revenue .........................................        --         --        --         --
                                                                       -------    -------   -------    -------
Total revenues .....................................................   $   397    $   268   $   782    $   500
                                                                       -------    -------   -------    -------
Expenses
 Net loss and loss adjustment expenses .............................       216         91       498        300
 Underwriting expenses .............................................        37        110        84        131
                                                                       -------    -------   -------    -------
Total expenses .....................................................       253        201       582        431
                                                                       -------    -------   -------    -------
Underwriting Profit ................................................   $   144    $    67   $   200    $    69
                                                                       =======    =======   =======    =======
INSURANCE SERVICES SEGMENT
Revenues
 Direct commission revenue from managing general
   agency...........................................................   $ 2,166    $ 3,595   $ 4,691    $ 5,052
 Claims administration revenue .....................................     1,097        846     2,150      1,715
 Reinsurance intermediary fees .....................................        79        240       282        438
 Policy billing fees ...............................................         6         --        11         --
                                                                       -------    -------   -------    -------
Total revenues .....................................................   $ 3,348    $ 4,681   $ 7,134    $ 7,205
                                                                       -------    -------   -------    -------
Expenses
 Direct commissions expense paid to producers ......................     1,174      2,487     2,385      3,437
 Other insurance services expenses .................................       455      1,061       940      1,361
 Claims expense reimbursement to TICNY .............................     1,091        840     2,141      1,642
                                                                       -------    -------   -------    -------
Total expenses .....................................................     2,720      4,388     5,466      6,440
                                                                       -------    -------   -------    -------
Insurance Services Pre-tax Income ..................................   $   628    $   293   $ 1,668    $   765
                                                                       =======    =======   =======    =======

   Underwriting expenses in the insurance segment are net of expense reimbursements that are made by the insurance services segment pursuant to an expense sharing agreement between TRM and TICNY. In accordance with the terms of this agreement, TRM reimburses TICNY for a portion of TICNY's underwriting and other expenses resulting from TRM's use of TICNY's personnel, facilities and equipment in underwriting insurance on behalf of TRM's issuing companies. The reimbursement for underwriting and other expenses is calculated as a minimum reimbursement of 5% of the premiums produced by TRM and is adjustable according to the terms of the agreement based on the number of policies in force and additional expenses that may be incurred by TRM. The amount of this reimbursement was $455,000 and $1,061,000 for the three months ended June 30, 2005 and June 30, 2004, respectively and $940,000 and $1,361,000 for the six months ended June 30, 2005 and June 30, 2004, respectively. TRM also reimburses TICNY, at cost, for claims administration expenses pursuant to the terms of this expense sharing agreement. Claims expenses reimbursed by TRM were $1,091,000 and $840,000 for the three months ended June 30, 2005 and June 30, 2004, respectively and $2,141,000 and $1,642,000 for the six months ended June 30, 2005 and June 30, 2004 respectively.

   The following table reconciles revenue by segment to consolidated revenue:

                                                                          THREE MONTHS       SIX MONTHS ENDED
                                                                         ENDED JUNE 30,          JUNE 30,
                                                                       ------------------   ------------------
                                                                         2005      2004       2005      2004
                                                                       -------    -------   -------    -------
                                                                                   ($ IN THOUSANDS)
RECONCILIATION
Revenues
 Insurance segment .................................................   $42,754    $20,155   $78,429    $38,328
 Reinsurance segment ...............................................       397        268       782        500
 Insurance services segment ........................................     3,348      4,681     7,134      7,205
                                                                       -------    -------   -------    -------
 Total segment revenue .............................................    46,499     25,104    86,345     46,033
 Investment income .................................................     3,733      1,099     6,348      1,863
 Realized capital gains/(losses) ...................................        20        (13)      229         (2)
                                                                       -------    -------   -------    -------
 Consolidated revenues .............................................   $50,252    $26,190   $92,922    $47,894
                                                                       =======    =======   =======    =======

   The following table reconciles the results of the Company's individual segments to consolidated income before taxes:

                                                                           THREE MONTHS      SIX MONTHS ENDED
                                                                          ENDED JUNE 30,         JUNE 30,
                                                                        -----------------   ------------------
                                                                          2005      2004      2005      2004
                                                                        -------    ------   -------    -------
                                                                                   ($ IN THOUSANDS)
Insurance segment underwriting profit ...............................   $ 4,089    $2,588   $ 7,490    $ 4,191
Reinsurance segment underwriting profit .............................       144        67       200         69
                                                                        -------    ------   -------    -------
Total underwriting profit ...........................................     4,233     2,655     7,690      4,260
Insurance services segment pre-tax income ...........................       628       293     1,668        765
Net investment income ...............................................     3,733     1,099     6,348      1,863
Net realized investment gains/(losses) ..............................        20       (13)      229         (2)
Corporate expenses ..................................................      (324)      (31)     (746)       (59)
Interest expense ....................................................    (1,106)     (724)   (2,271)    (1,375)
                                                                        -------    ------   -------    -------
Income before taxes .................................................   $ 7,184    $3,279   $12,918    $ 5,452
                                                                        =======    ======   =======    =======

SUBSEQUENT EVENTS

   Like many other insurance companies, the Company received an inquiry from the New York Insurance Department on April 15, 2005 relating to risk transfer under its 2004 quota share reinsurance agreement effective January 1, 2004. The Company provided information in response to this inquiry and on August 8, 2005 the New York Insurance Department concluded that, based upon its review of additional information provided by the Company, the 2004 quota share treaty complies with the risk transfer provisions.

   The Company received a request dated April 25, 2005 from Friedman, Billings, Ramsey Group, Inc. to file a registration statement under the Securities Act of 1933 to register the resale of the 500,000 shares purchased by it in the private placement that was effected concurrently with the initial public offering. The Company is in the process of preparing this registration statement.

   On August 5, 2005, the Company's Board of Directors approved a quarterly dividend of $0.025 per share payable September 27, 2005 to stockholders of record as of September 15, 2005.

   On August 5, 2005, following its shell acquisition strategy, the Company announced its execution of an agreement to acquire MIIX Insurance Company of New York ("MIIX"), an insurance company with licenses in New York and New Jersey. Closing of the transaction is expected to occur by year end and is contingent upon a variety of conditions including approval of the transaction by the New York State Insurance Department. In the event of closing, the Company will pay $225,000 in cash at closing as well as an amount equal to MIIX's statutory surplus which was approximately $7.8 million as of December 31, 2004. MIIX has no net liabilities for insurance losses. MIIX's assets consist of U.S. Treasuries and cash.

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors
Tower Group, Inc.

We have audited the accompanying consolidated balance sheets of Tower Group, Inc. and subsidiaries (the "Company") as of December 31, 2004 and 2003 and the related consolidated statements of income and comprehensive net income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Company's financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1, during 2003, the Company changed its method of accounting for its redeemable preferred stock to conform to Statement of Financial Accounting Standards No. 150.


                                      /s/ JOHNSON LAMBERT & CO.

Reston, Virginia
February 22, 2005

ITEM 1. FINANCIAL STATEMENTS


                               TOWER GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                                              DECEMBER 31,
                                                                                          --------------------
                                                                                            2004        2003
                                                                                          --------    --------
                                                                                            ($ IN THOUSANDS)
                                        ASSETS
Fixed-maturity securities, available-for-sale, at fair value (amortized cost $223,562
  in 2004 and $53,265 in 2003).........................................................   $224,523    $ 54,545
Equity securities, at fair value (cost $1,827 in 2004 and $1,877 in 2003) .............      2,485       2,184
Common trust securities -- statutory business trusts, equity method ...................      1,426         620
                                                                                          --------    --------
   TOTAL INVESTMENTS...................................................................    228,434      57,349
Cash and cash equivalents .............................................................     55,201      30,339
Investment income receivable ..........................................................      1,975         552
Agents' balances receivable ...........................................................     33,473      21,952
Assumed premiums receivable ...........................................................      1,197         997
Receivable for cancelled reinsurance ..................................................         --      15,748
Ceding commission receivable ..........................................................      8,329       7,983
Notes and accrued interest receivable from related parties ............................         --       1,421
Reinsurance recoverable ...............................................................    101,173      84,760
Receivable -- claims paid by agency ...................................................      1,622       1,812
Prepaid reinsurance premiums ..........................................................     28,391      55,645
Deferred acquisition costs net of deferred ceding commission revenue ..................     18,740         573
Federal income taxes and state taxes recoverable ......................................      1,975          --
Deferred income taxes .................................................................         --       2,033
Intangible assets .....................................................................      4,978          --
Fixed assets, net of accumulated depreciation .........................................      5,420       4,040
Other assets ..........................................................................      3,239       1,388
                                                                                          --------    --------
   TOTAL ASSETS........................................................................   $494,147    $286,592
                                                                                          ========    ========


                                                       (Continued on next page)

                               TOWER GROUP, INC.

                                                                                              DECEMBER 31,
                                                                                          --------------------
                                                                                            2004        2003
                                                                                          --------    --------
                                                                                            ($ IN THOUSANDS,
                                                                                            EXCEPT PAR VALUE
                                                                                                   AND
                                                                                             SHARE AMOUNTS)
                                      LIABILITIES
Loss and loss adjustment expenses .....................................................   $128,722    $ 99,475
Unearned premium ......................................................................     95,505      70,248
Reinsurance balances payable ..........................................................      2,735      20,788
Payable to issuing carriers ...........................................................     18,652      12,726
Funds held as agent ...................................................................        785         796
Funds held under reinsurance agreements ...............................................     54,152      24,943
Accounts payable and accrued expenses .................................................     12,410       4,934
Checks outstanding ....................................................................      2,726       4,936
Payable for securities ................................................................         --       3,004
Dividends payable to stockholders .....................................................         --         160
Federal and state income taxes payable ................................................         --       1,019
Deferred income taxes .................................................................      1,587          --
Deferred compensation liability .......................................................         --       1,294
Subordinated debentures ...............................................................     47,426      20,620
Long-term debt -- CIT .................................................................         --       5,588
Series A cumulative redeemable preferred stock ........................................         --       3,000
                                                                                          --------    --------
   TOTAL LIABILITIES...................................................................    364,700     273,531
                                                                                          --------    --------
                                 STOCKHOLDERS' EQUITY
Common stock (2004: $0.01 par value per share; 40,000,000 shares authorized,
  19,826,135 shares issued and 19,737,168 outstanding shares)..........................        198          --
Class A common stock (2003: $0.01 par value per share; 4,000,000 shares authorized,
  2,069,936 shares issued and 1,977,369 outstanding shares)............................         --          21
Class B common stock (2003: $0.01 par value per share; 4,000,000 shares authorized,
  2,430,065 shares issued and outstanding shares)......................................         --          24
Paid-in-capital  ......................................................................    112,375       2,285
Accumulated other comprehensive net income ............................................      1,052       1,048
Retained earnings .....................................................................     18,224      10,197
Unearned compensation -- restricted stock .............................................     (1,908)         --
Treasury stock (88,967 shares in 2004 and 92,567 in 2003) .............................       (494)       (514)
                                                                                          --------    --------
   TOTAL STOCKHOLDERS' EQUITY..........................................................    129,447      13,061
                                                                                          --------    --------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..........................................   $494,147    $286,592
                                                                                          ========    ========


        See accompanying notes to the consolidated financial statements.

                               TOWER GROUP, INC.

         CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE NET INCOME

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                -------------------------------------
                                                                                   2004          2003         2002
                                                                                ----------    ----------   ----------
                                                                                ($ IN THOUSANDS, EXCEPT PER SHARE AND
                                                                                            SHARE AMOUNTS)
REVENUES
  Net premiums earned........................................................   $   45,564    $   22,941   $   26,008
  Ceding commission revenue..................................................       39,983        35,605       21,872
  Insurance services revenue.................................................       16,381        12,830       12,428
  Net investment income......................................................        5,070         2,268        1,933
  Net realized gains on investments..........................................           13           493           95
  Policy billing fees........................................................          679           545          376
                                                                                ----------    ----------   ----------
    Total revenues ..........................................................      107,690        74,682       62,712
                                                                                ----------    ----------   ----------
EXPENSES
  Loss and loss adjustment expenses..........................................       27,060        15,071       16,356
  Direct commission expense..................................................       32,825        26,158       19,187
  Other operating expenses...................................................       29,954        22,337       17,279
  Interest expense...........................................................        3,128         1,462          122
                                                                                ----------    ----------   ----------
    Total expenses ..........................................................       92,967        65,028       52,944
                                                                                ----------    ----------   ----------
  Income before income taxes.................................................       14,723         9,654        9,768
  Income tax expense.........................................................        5,694         3,374        4,135
                                                                                ----------    ----------   ----------
    NET INCOME ..............................................................   $    9,029    $    6,280   $    5,633
                                                                                ==========    ==========   ==========
COMPREHENSIVE NET INCOME
  Net income.................................................................   $    9,029    $    6,280   $    5,633
  Other comprehensive income:
   Gross unrealized investment holding gains arising during period ..........           44           617        1,437
   Less: reclassification adjustment for gains included in net income .......          (13)         (493)         (95)
                                                                                ----------    ----------   ----------
                                                                                        31           124        1,342
   Income tax expense related to items of other comprehensive income ........          (27)          (42)        (456)
                                                                                ----------    ----------   ----------
   Total other comprehensive net income .....................................            4            82          886
                                                                                ----------    ----------   ----------
      COMPREHENSIVE NET INCOME...............................................   $    9,033    $    6,362   $    6,519
                                                                                ==========    ==========   ==========
EARNINGS PER SHARE
 Basic earnings per common share ............................................   $     1.23    $     1.37   $     1.18
                                                                                ==========    ==========   ==========
 Diluted earnings per common share ..........................................   $     1.06    $     1.09   $     0.94
                                                                                ==========    ==========   ==========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
 Basic ......................................................................    7,335,286     4,453,717    4,500,000
 Diluted ....................................................................    8,565,815     5,708,016    5,761,949


        See accompanying notes to the consolidated financial statements.

                               TOWER GROUP, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                ($ IN THOUSANDS)

                                                                                        ACCUMULATED                   UNEARNED
                                                       CLASS A   CLASS B                   OTHER                   COMPENSATION -
                                             COMMON    COMMON     COMMON    PAID-IN    COMPREHENSIVE    RETAINED     RESTRICTED
                                              STOCK     STOCK     STOCK     CAPITAL      NET INCOME     EARNINGS        STOCK
                                             ------    -------   -------    --------   -------------    --------   --------------
BALANCE AT DECEMBER 31, 2001 .............    $ 45      $ --       $ --     $  2,285       $   80       $   926        $    --
                                              ----      ----       ----     --------       ------       -------        -------
  Dividends paid or declared..............      --        --         --           --           --          (788)            --
  Net income..............................      --        --         --           --           --         5,633             --
  Net unrealized appreciation on
   securities available for sale, net of
   income tax ............................      --        --         --           --          886            --             --
                                              ----      ----       ----     --------       ------       -------        -------
BALANCE AT DECEMBER 31, 2002 .............      45        --         --        2,285          966         5,771             --
                                              ----      ----       ----     --------       ------       -------        -------
  Stock repurchase........................      --        --         --           --           --            --             --
  Capital restructuring...................     (45)       21         24           --           --            --             --
  Dividends paid or declared..............      --        --         --           --           --        (1,854)            --
  Net income..............................      --        --         --           --           --         6,280             --
  Net unrealized appreciation on
   securities available for sale, net of
   income tax ............................      --        --         --           --           82            --             --
                                              ----      ----       ----     --------       ------       -------        -------
BALANCE AT DECEMBER 31, 2003 .............      --        21         24        2,285        1,048        10,197             --
                                              ----      ----       ----     --------       ------       -------        -------
  Capital restructuring...................      45       (21)       (24)          --           --            --             --
  Dividends paid or declared..............      --        --         --           --           --        (1,002)            --
  IPO and private placement, net proceeds.     141        --         --      107,704           --            --             --
  Stock based compensation................       3        --         --        2,395           --            --         (1,908)
  Am Re warrant exercise..................       9        --         --           (9)          --            --             --
  Net income..............................      --        --         --           --           --         9,029             --
  Net unrealized appreciation on
   securities available for sale, net of
   income tax ............................      --        --         --           --            4            --             --
                                              ----      ----       ----     --------       ------       -------        -------
BALANCE AT DECEMBER 31, 2004 .............    $198      $ --       $ --     $112,375       $1,052       $18,224        $(1,908)
                                              ====      ====       ====     ========       ======       =======        =======


                                                             TOTAL
                                             TREASURY    STOCKHOLDERS'
                                               STOCK        EQUITY
                                             --------    -------------
BALANCE AT DECEMBER 31, 2001 .............     $  --       $  3,336
                                               -----       --------
  Dividends paid or declared..............        --           (788)
  Net income..............................        --          5,633
  Net unrealized appreciation on
   securities available for sale, net of
   income tax ............................        --            886
                                               -----       --------
BALANCE AT DECEMBER 31, 2002 .............        --          9,067
                                               -----       --------
  Stock repurchase........................      (514)          (514)
  Capital restructuring...................        --             --
  Dividends paid or declared..............        --         (1,854)
  Net income..............................        --          6,280
  Net unrealized appreciation on
   securities available for sale, net of
   income tax ............................        --             82
                                               -----       --------
BALANCE AT DECEMBER 31, 2003 .............      (514)        13,061
                                               -----       --------
  Capital restructuring...................        --             --
  Dividends paid or declared..............        --         (1,002)
  IPO and private placement, net proceeds.        --        107,845
  Stock based compensation................        20            510
  Am Re warrant exercise..................        --             --
  Net income..............................        --          9,029
  Net unrealized appreciation on
   securities available for sale, net of
   income tax ............................        --              4
                                               -----       --------
BALANCE AT DECEMBER 31, 2004 .............     $(494)      $129,447
                                               =====       ========


        See accompanying notes to the consolidated financial statements.

                               TOWER GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       YEAR ENDED DECEMBER 31,
                                                                  --------------------------------
                                                                     2004        2003       2002
                                                                  ---------    --------   --------
                                                                          ($ IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income...................................................   $   9,029    $  6,280   $  5,633
  Adjustments to reconcile net income to net cash provided by
   (used in) operations:
   Gain on sale of investments ................................         (13)       (493)       (95)
   Depreciation ...............................................       1,984       1,142        972
   Amortization of intangible assets ..........................          22          --         --
   Amortization of bond premium or discount ...................         365          24         66
   Amortization of debt issuance costs ........................         178          28         --
   Amortization of restricted stock ...........................         310          --         --
   Deferred income taxes ......................................       3,595         629        426
  (Increase) decrease in assets:
   Investment income receivable ...............................      (1,423)       (159)      (112)
   Agents' balances receivable ................................     (11,521)     (2,002)    (4,803)
   Assumed premiums receivable ................................        (200)         56        218
   Receivable for cancelled reinsurance .......................      15,748     (15,748)        --
   Ceding commissions receivable ..............................        (346)      1,321     (4,832)
   Reinsurance recoverable ....................................     (16,223)    (29,944)   (22,002)
   Prepaid reinsurance premiums ...............................      27,254      (7,226)   (18,489)
   Deferred acquisition costs, net ............................     (18,168)     (4,067)    (2,490)
   Federal and state income taxes recoverable .................      (2,102)         --         --
   Intangible assets ..........................................      (5,000)         --         --
   Other assets ...............................................      (2,029)       (819)        64
  Increase (decrease) in liabilities:
   Loss and loss adjustment expenses ..........................      29,247      33,787     28,052
   Unearned premium ...........................................      25,257      13,235     19,810
   Checks outstanding .........................................      (2,209)      1,316      2,609
   Reinsurance balances payable ...............................     (18,053)       (349)     5,401
   Payable to issuing carriers ................................       5,926       4,369     (3,274)
   Accounts payable and accrued expenses ......................       7,475      (1,944)     3,911
   Federal and state income taxes payable .....................        (892)     (1,595)      (213)
   Funds held under reinsurance agreements ....................      29,198      24,818       (623)
   Deferred compensation liability ............................      (1,294)         85         79
                                                                  ---------    --------   --------
  Net cash flows provided by operations........................      76,115      22,744     10,308
                                                                  ---------    --------   --------
  CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of fixed assets ...................................      (3,364)     (2,502)    (1,495)
   Purchases of investments:
    Fixed-maturity securities .................................    (197,129)    (25,560)   (36,199)
    Equity securities .........................................          --          --     (1,793)
   Sale of investments:
    Fixed-maturity securities .................................      23,474       8,992     19,717
    Equity securities .........................................          50          25        791
                                                                  ---------    --------   --------
  Net cash flows used in investing activities..................    (176,969)    (19,045)   (18,979)
                                                                  ---------    --------   --------


                                                       (Continued on next page)

                               TOWER GROUP, INC.

                                                                                   YEAR ENDED DECEMBER 31,
                                                                               -------------------------------
                                                                                 2004       2003        2002
                                                                               --------   --------    --------
                                                                                      ($ IN THOUSANDS)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayment of redeemable preferred stock..................................    $ (3,000)  $     --    $     --
  Proceeds from repurchase obligation......................................          --     29,650      31,080
  Repayment of repurchase obligation.......................................          --    (32,650)    (28,080)
  Proceeds from issuance of subordinated debentures........................      26,806     20,620          --
  Purchase of common trust securities -- statutory business trusts.........        (806)      (620)         --
  Proceeds from long-term debt -- CIT......................................          --      6,000          --
  Repayment of long-term debt -- CIT.......................................      (5,588)      (413)         --
  Proceeds from surplus notes..............................................          --     10,000          --
  Repayment of surplus notes...............................................          --    (10,000)         --
  Decrease (increase) in notes receivable from related parties.............       1,421        (50)       (454)
  Stock repurchase.........................................................          --       (514)         --
  Exercise of stock options................................................         200         --          --
  IPO and private placement, net proceeds..................................     107,845         --          --
  Dividends paid...........................................................      (1,162)    (1,811)       (670)
                                                                               --------   --------    --------
  Net cash flows provided by financing activities..........................     125,716     20,212       1,876
                                                                               --------   --------    --------
  Increase (decrease) in cash and cash equivalents.........................      24,862     23,911      (6,795)
  Cash and cash equivalents, beginning of year.............................      30,339      6,428      13,223
                                                                               --------   --------    --------
  CASH AND CASH EQUIVALENTS, END OF YEAR...................................    $ 55,201   $ 30,339    $  6,428
                                                                               ========   ========    ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid for income taxes...............................................    $  5,114   $  2,263    $  3,775
  Cash paid for interest...................................................    $  2,261   $  1,286    $    423


        See accompanying notes to the consolidated financial statements.

                               TOWER GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Background

   The consolidated financial statements include the accounts of Tower Group, Inc. ("Tower") and its wholly-owned subsidiaries, Tower Insurance Company of New York ("TICNY"), and Tower Risk Management Corporation ("TRM")
(collectively "the Company"). The Company's stock is traded on the NASDAQ National Market under the symbol "TWGP".

Initial Public Offering ("IPO")

   On June 22, 2004 the Company's Board of Directors approved a 1.8:1 stock split, the maintaining of a par value of $0.01 after the split and the amendment and restatement of the Company's Certificate of Incorporation which among other things, combined the Class A and Class B common stock into one class of common stock and increased the authorized common stock to 40,000,000 shares. These actions became effective on October 20, 2004, which is the effective date of the Company's IPO. All consolidated financial statements and per share amounts have been retroactively adjusted for the above stock split and maintaining the par value at $0.01 per share.

   On October 20, 2004, the Securities and Exchange Commission declared Tower Group, Inc.'s registration statement effective. The Company's IPO was for 13,000,000 shares and was priced at $8.50 per share. Also on October 20, 2004 Tower Group, Inc. offered a concurrent private placement of 500,000 shares of its common stock to an affiliate of Friedman, Billings, Ramsey & Co., Inc. the lead underwriter for the Company's IPO, at the price of $8.50 per share. On November 10, 2004 the underwriters exercised their 30-day over-allotment option. Pursuant to this exercise, the underwriters purchased 629,007 additional shares of common stock from the Company and 1,320,993 shares of common stock from the selling stockholders at the IPO price of $8.50 per share, less the underwriting discount. The Company did not receive any proceeds from the sale of common stock by any selling stockholder. The Company received net cash proceeds of $107,845,000 from the offering and concurrent private placement after the underwriting discounts, commissions and offering expenses. The total costs of the IPO and private placement were $12,252,000 of which $8,407,000 was for the underwriters discount, and $3,845,000 was for all other costs. Costs of the IPO have been reflected as a reduction in Paid-in-Capital.

Description of Business

   TICNY is a property-casualty insurance company incorporated in the State of New York in June 1989. TICNY obtained its license to operate in the State of New York in December 1990, at which time it commenced underwriting operations. TICNY provides coverage for many different market segments, including nonstandard risks that do not fit the underwriting criteria of standard carriers due to factors such as type of business, location and the relatively small amount of premium per policy. TICNY offers commercial multiple-peril, monoline general liability, commercial umbrella, monoline property, workers' compensation and commercial automobile policies as well as personal lines products such as homeowners, dwelling and other liability policies. Generally, TICNY targets customers that have a reduced potential for loss severity and are not normally exposed to long-tailed, complex or contingent risks, such as products liability, asbestos or environmental claims. TICNY's commercial lines products provide insurance coverages to businesses such as retail and wholesale stores, grocery stores, restaurants, artisan contractors and residential and commercial buildings. Personal lines products focus on modestly valued homes and dwellings. TICNY's products are marketed through independent agents. All direct premiums are written in the State of New York.

   TRM is a non-risk-bearing insurance services company that produces, through its managing general agency, business on behalf of other insurance companies (which are referred to as TRM's issuing companies) and primarily focuses on commercial risks with higher per policy premium, including risks that TICNY has not been able to target due to historical surplus, rating and geographical license constraints. TICNY also

                               TOWER GROUP, INC.

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

reinsures a portion of the premiums written by TRM's issuing companies. The Company utilizes these non-risk-bearing insurance services operations to generate commission income on premiums produced for other insurance companies. In addition, the insurance services operation earns fee revenues by providing claims administration and reinsurance intermediary services to TRM's issuing companies and to other insurance companies. In 2004 and 2003, two companies accounted for 100% of the managing general agency commissions of TRM. TRM generated 94% of its reinsurance intermediary commission income in 2002 from the placement of one reinsurance agreement. See "Note 5. Reinsurance" for further description.

   Certain activities of the Company are provided by TICNY, DBA the Law Office of Steven Fauth. These activities primarily consist of claims management activities of TICNY and claims management services provided by TRM to other issuing carriers. Mr. Fauth is an officer and director of the Company.

   During 2003 and 2002, the Company engaged in significant transactions with PXRE Reinsurance Company ("PXRE"), which had a significant impact on the operations and financial statements of the Company. Transactions between PXRE and the Company include reinsurance arrangements, debt financing and equity transactions. To reduce the credit risk associated with having a significant amount of reinsurance recoverable from PXRE the Company cancelled PXRE's participation in the 2003 quota share agreement as of September 30, 2003. See "Note 5. Reinsurance" and "Note 8. Debt".

   Additionally, during 2003 and 2002 the Company engaged in significant reinsurance arrangements with American Re-Insurance Company ("Am Re"), which owned all of the Company's outstanding shares of Series A Cumulative Redeemable Preferred Stock as of December 31, 2003. The Series A Cumulative Redeemable Preferred Stock was redeemed during 2004. Am Re also held warrants for the purchase of common stock that were exercised during 2004. See "Note 5. Reinsurance", "Note 8. Debt", and "Note 9. Capital Stock".

Basis of Presentation

   The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany transactions have been eliminated in consolidation. Certain 2003 amounts have been reclassified to conform to the 2004 presentation.

Use of Estimates

   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Premiums Earned

   Insurance policies issued or reinsured by the Company are short-duration contracts. Accordingly, premium revenue, including direct writings and reinsurance assumed, net of premiums ceded to reinsurers, is recognized as earned in proportion to the amount of insurance protection provided, on a pro-rata basis over the terms of the underlying policies. Unearned premiums represent premium applicable to the unexpired portions of in-force insurance contracts at the end of each year. Prepaid reinsurance premiums represent the unexpired portion of reinsurance premiums ceded.

Liability for Loss and Loss Adjustment Expense

   The liability for loss and loss adjustment expenses represents management's best estimate of the ultimate cost of all reported and unreported losses that are unpaid as of the balance sheet date. The liability for loss

                               TOWER GROUP, INC.

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

and loss adjustment expenses is estimated on an undiscounted basis, using individual case-basis valuations, statistical analyses, and various actuarial procedures. The projection of future claim payment and reporting is based upon an analysis of the Company's historical experience, supplemented by analyses of industry loss data. Management believes that the reserves for loss and loss adjustment expenses are adequate to cover the ultimate cost of losses and claims to date; however, because of the uncertainty from various sources, including changes in reporting patterns, claims settlement patterns, judicial decisions, legislation, and economic conditions, actual loss experience may not conform to the assumptions used in determining the estimated amounts for such liability at the balance sheet date. As adjustments to these estimates become necessary, such adjustments are reflected in current operations. Because of the nature of the business historically written, the Company's management believes that the Company has limited exposure to environmental claim liabilities.

Reinsurance

   The Company accounts for reinsurance in accordance with Statement of Financial Accounting Standards No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" ("SFAS 113"). Management believes the Company's reinsurance arrangements qualify for reinsurance accounting in accordance with SFAS 113. Management has evaluated its reinsurance arrangements and determined that insurance risk is transferred to the reinsurers. Reinsurance agreements have been determined to be short-duration prospective contracts and, accordingly, the costs of the reinsurance are recognized over the life of the contract in a manner consistent with the earning of premiums on the underlying policies subject to the reinsurance contract.

   Reinsurance recoverable represents management's best estimate of unpaid loss and loss adjustment expenses recoverable from reinsurers. Ceded losses recoverable are estimated using techniques and assumptions consistent with those used in estimating the liability for loss and loss adjustment expenses. Management believes that reinsurance recoverables as recorded represent its best estimate of such amounts; however, as changes in the estimated ultimate liability for loss and loss adjustment expenses are determined, the estimated ultimate amount recoverable from the reinsurer will also change. Accordingly, the ultimate recoverable could be significantly in excess of or less than the amount indicated in the consolidated financial statements. As adjustments to these estimates become necessary, such adjustments are reflected in current operations. Loss and loss adjustment expenses incurred as presented in the consolidated statement of income and comprehensive net income are net of reinsurance recoveries.

   In preparing financial statements, management makes estimates of amounts receivable from reinsurers estimated to be uncollectible based on an assessment of factors including an assessment of the creditworthiness of the reinsurers and the adequacy of collateral obtained, where applicable. The Company recorded no allowance for uncollectible reinsurance at December 31, 2004 and 2003 and did not expense any uncollectible reinsurance during 2004, 2003 and 2002. Significant uncertainties are inherent in the assessment of the creditworthiness of reinsurers and estimates of any uncollectible amounts due from reinsurers. Any change in the ability of the Company's reinsurers to meet their contractual obligations could have a detrimental impact on the consolidated financial statements and TICNY's ability to meet its regulatory capital and surplus requirements.

Ceding Commission Revenue

   Commissions on reinsurance premiums ceded are earned in a manner consistent with the recognition of the costs of the reinsurance, generally on a pro-rata basis over the terms of the policies reinsured. Certain reinsurance agreements contain provisions whereby the ceding commission rates vary based on the loss experience under the agreements. The Company records ceding commission revenue based on its current estimate of losses. The Company records adjustments to the ceding commission revenue in the period that

                               TOWER GROUP, INC.

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

changes in the estimated losses are determined. Ceding commissions receivable of $8,329,000 and $7,983,000 as of December 31, 2004 and 2003, respectively represent ceding commissions receivable from PXRE which are not due until final settlement of losses subject to the contracts or commutation of the agreements.

Insurance Services Revenue

   Direct commission revenue from the Company's managing general underwriting services, which is the largest component of insurance services revenue, is generally recognized and earned as insurance policies are placed with TRM's issuing companies. Fees from reinsurance intermediary services are earned when TICNY or TRM's issuing companies cede premiums to reinsurers. Claims administration fees are earned as services are performed. See "Note 17. Segment Information" for a further description of the components of insurance services revenue.

Cash and Cash Equivalents

   Cash and cash equivalents are presented at cost, which approximates fair value. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. For the purpose of presentation in the Company's statements of cash flows, cash equivalents are short-term, highly liquid investments that are both (a) readily convertible to known amounts of cash, and (b) so near to maturity that they present insignificant risk of changes in value due to changing interest rates.

   The Company maintains its cash balances at several financial institutions. The Federal Deposit Insurance Corporation secures accounts up to $100,000 at these institutions. Management monitors balances in excess of insured limits and believes they do not represent a significant credit risk to the Company.

Investments

   The Company accounts for its investments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), which requires that fixed-maturity and equity securities that have readily determined fair values be segregated into categories based upon the Company's intention for those securities. In accordance with SFAS 115, the Company has classified its fixed-maturity and equity securities as available-for-sale. The Company may sell its available-for-sale securities in response to changes in interest rates, risk/reward characteristics, liquidity needs or other factors.

   Fixed-maturity securities and equity securities are reported at their estimated fair values based on quoted market prices or a recognized pricing service, with unrealized gains and losses, net of tax effects, reported as a separate component of comprehensive income in stockholders' equity. Short-term investments are carried at cost, which approximates fair value. Realized gains and losses are determined on the specific identification method.

   Impairment of investment securities results in a charge to operations when a market decline below cost is deemed to be other-than-temporary. The Company regularly reviews its fixed-maturity and equity securities portfolios to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of investments. In general, attention is focused on those securities whose fair value was less than 80% of their amortized cost or cost, as appropriate, for six or more consecutive months. In evaluating potential impairment, management considers, among other criteria: the current fair value compared to amortized cost or cost, as appropriate; the length of time the security's fair value has been below amortized cost or cost; management's intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in value; specific credit issues related to the issuer; and current economic conditions. Other-than-temporary impairment losses result in a permanent reduction of the cost basis of the

                               TOWER GROUP, INC.

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

underlying investment. During 2004, 2003 and 2002, the Company did not record any other-than-temporary impairments.

   At December 31, 2004 and 2003, U.S. Treasury Notes with fair values of approximately $651,000 and $546,000, respectively, were held by the Superintendent of Insurance of the State of New York in order to comply with New York Insurance Law.

Agents' Balances

   Agents' balances receivable are presented net of an allowance for doubtful accounts of $123,000 at December 31, 2004 and 2003. The allowance for uncollectible amounts is based on an analysis of amounts receivable giving consideration to historical loss experience and current economic conditions and reflects an amount that, in management's judgment, is adequate. Uncollectible agent's balances in 2004 were $27,000 and none in 2003 and 2002. One agent accounted for approximately 12% and 16%, respectively, of TICNY's and TRM's agents' balances at December 31, 2004 and 2003 and 14% and 17% of TICNY's direct premiums written and TRM's premiums produced in 2004 and 2003, respectively.

Receivable -- Claims Paid by Agency

   Receivable -- claims paid by agency represent claim payments due from issuing carriers to reimburse claims paid by TRM on their behalf in conjunction with claims administration services. The receivables are partially secured by funds held totaling $785,000 and $796,000 as of December 31, 2004 and 2003, respectively. As of December 31, 2004 and 2003, no reserve for uncollectible recoverables was recorded. During 2004, 2003 and 2002, no amounts relating to these receivables were written-off.

   With respect to the business produced by TRM for other issuing carriers, agents collect premiums from the policyholders and forward them to TRM. In certain jurisdictions, when the insured pays premium for these policies to agents for payment to TRM, the premium might be considered to have been paid and the insured will no longer be liable to TRM for those amounts, whether or not TRM has actually received the premiums from the agent. Consequently, TRM assumes a degree of credit risk associated with agents and brokers. The Company recorded no losses in 2004, 2003 and 2002 for this activity.

Notes Receivable from Related Parties

   The Company received promissory notes from certain officers, directors, and employees in exchange for cash. The notes bear interest at 4% per year and maturity terms varied from 5 years to no stated maturity. Notes receivables as of December 31, 2003 from the Company's Chairman of the Board, President and Chief Executive Officer, totaled $1,338,000 and were repaid in 2004.

Deferred Acquisition Costs and Deferred Ceding Commission Revenue

   Acquisition costs represent the costs of writing business that vary with, and are primarily related to, the production of insurance business. Policy acquisition costs are deferred and recognized as expense as related premiums are earned. Deferred acquisitions costs as presented in the balance sheet are net of deferred ceding commission revenue. The Company considers anticipated investment income in determining the recoverability of these costs and believes they are fully recoverable.

Intangible Assets

   The Company has recorded as an asset acquired identifiable intangible assets with finite useful lives. In accounting for such assets, the Company follows "Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142").

                               TOWER GROUP, INC.

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

   The costs of a group of assets acquired in a transaction is allocated to the individual assets including identifiable intangible assets based on their relative fair values. Identifiable intangible assets with a finite useful life are amortized over the period which the asset is expected to contribute directly or indirectly to the future cash flows of the Company. Identifiable intangible assets with finite useful lives are tested for recoverability whenever events or changes in circumstances indicate that a carrying amount may not be recoverable. An impairment loss is recognized if the carrying value of an intangible asset is not recoverable and its carrying amount exceeds its fair value. No impairment losses were recognized in 2004, 2003 and 2002.

Fixed Assets

   Furniture, computer equipment, leasehold improvements and software are reported at cost less accumulated depreciation and amortization. Depreciation and amortization is provided using the straight-line method over the estimated useful lives of the assets.

Statutory Business Trusts

   In December 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46(R), "Consolidation of Variable Interest Entities" ("FIN 46(R)"), which establishes accounting guidance for consolidation of variable interest entities ("VIE") that function to support the activities of the primary beneficiary. The primary beneficiary of a VIE is the entity that absorbs a majority of the VIE's expected losses, receives a majority of the VIE's expected residual returns, or both, as a result of ownership, controlling interest, contractual relationship or other business relationship with a VIE. Prior to the implementation of FIN 46(R), VIE's were generally consolidated by an enterprise when the enterprise had a controlling financial interest through ownership of a majority of voting interest in the entity. As of December 31, 2003, the Company does not consolidate interest in its statutory business trusts for which the Company holds 100% of the common trust securities because Tower is not the primary beneficiary of the trusts. See "Note 8. Debt". The Company's investment in common trust securities of the statutory business trust are reported in investments at equity. The Company reports as a liability the outstanding subordinated debentures owed to the statutory business trusts.

Cumulative Redeemable Preferred Stock

   In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Due to the adoption by the Company of SFAS 150, Series A Cumulative Redeemable Preferred Stock was reclassified as debt as of July 1, 2003. Effective with adoption, dividends paid are reported as interest expense. See "Note 8. Debt" and "Note 9. Capital Stock".

Income Taxes

   Pursuant to a Tax Allocation Agreement, dated as of January 1, 2001, Tower, TICNY and TRM compute and pay Federal income taxes on a consolidated basis. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                               TOWER GROUP, INC.

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

Treasury Stock

   The Company accounts for the treasury stock at the repurchase price as a reduction to stockholders' equity as it does not intend to retire the treasury stock held at December 31, 2004.

Equity Compensation Plans

   The Company accounts for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock-Based Compensation" ("APB 25"). Under APB 25, because the exercise price of the Company's employee stock options is equal to the estimated market price of the underlying stock at the date of the grant, no compensation expense is recognized. The effect of applying Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure" ("SFAS 148") requires pro-forma disclosure of EPS for the impact on the financial statements as if the stock options were expensed. See "Note
1. Summary of Significant Accounting Policies--Recent Accounting
Developments".

   The Company accounts for restricted stock shares awarded at fair value at the dated awarded as a charge to Unearned Compensation -- Restricted Stock, included as a separate component of Stockholders' Equity, and a credit to Common Stock and Paid-in-Capital. The fair value of the shares will amortize ratably over their one to five year vesting period as a charge to compensation expense and a reduction to Unearned Compensation -- Restricted Stock in Stockholders' Equity.

Segment Reporting

   The Company manages its operations through three reportable segments: insurance (commercial and personal lines underwriting), reinsurance, and insurance services (managing general agency, claims administration and reinsurance intermediary operations). See "Note 17. Segment Information".

Earnings Per Share

   In accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share", the Company measures earnings per share at two levels: basic earnings per share and diluted earnings per share. Basic per share data is calculated by dividing income (loss) allocable to common stockholders by the weighted average number of shares outstanding during the year excluding issued but unvested restricted stock shares. Diluted per share data is calculated by dividing income (loss) allocable to common stockholders by the weighted average number of shares outstanding during the year, as adjusted for the potentially dilutive effects of stock options, warrants, unvested restricted stock and/or convertible preferred stock, unless common equivalent shares are antidilutive.

Recent Accounting Developments

   In December 2004, the Financial Accounting Standards Board issued the revised statement SFAS No. 123-R, an amendment to SFAS No. 123, "Accounting for Stock-Based Compensation" which suspends APB 25, requires that the cost of share-based payment transactions be recognized in the financial statements after the first fiscal quarter beginning after June 15, 2005. For calendar year companies, this means that pro-forma footnote disclosures, developed under the current SFAS 123 can continue to be provided in the first two quarters of 2005, with mandatory expensing of equity-based compensation beginning in the third quarter of 2005. The intended adoption by the Company of SFAS 123-R in June 2005 is not expected to have a material impact on the Company's financial position or results of operations.

   In March 2004, the FASB issued EITF Issue No. 03-1, The Meaning of Other-Than Temporary Impairment and Its Application to Certain Investments, which provides new guidance for assessing

                               TOWER GROUP, INC.

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

impairment losses on debt and equity investments. Additionally, EITF Issue No. 03-1 includes new disclosure requirements for investments that are deemed to be temporarily impaired. The FASB has delayed the application of the accounting provisions until 2005 but requires new disclosures for annual periods ending after June 15, 2004. Management does not expect the adoption of this new accounting pronouncement to have a material impact on the Company's financial statement upon adoption.

NOTE 2 -- INVESTMENTS

   The amortized cost and fair value of investments in fixed-maturity securities are summarized as follows:

                                                       GROSS         GROSS
                                        AMORTIZED    UNREALIZED   UNREALIZED      FAIR
                                           COST        GAINS        LOSSES       VALUE
                                        ---------    ----------   ----------    --------
DECEMBER 31, 2004:
  U.S. Government bonds..............    $ 21,458      $   80        $(117)     $ 21,421
  Municipal bonds....................      76,647         597         (154)       77,090
  Corporate and other bonds..........      61,341         810         (298)       61,853
  Mortgage-backed securities.........      64,116         464         (421)       64,159
                                         --------      ------        -----      --------
   Total.............................    $223,562      $1,951        $(990)     $224,523
                                         ========      ======        =====      ========
DECEMBER 31, 2003:
  U.S. Government bonds..............    $  1,840      $    6        $ (63)     $  1,783
  Municipal bonds....................      10,022         386          (33)       10,375
  Corporate and other bonds..........      19,739         866         (216)       20,389
  Mortgage-backed securities.........      21,664         428          (94)       21,998
                                         --------      ------        -----      --------
   Total.............................    $ 53,265      $1,686        $(406)     $ 54,545
                                         ========      ======        =====      ========

   A summary of the amortized cost and fair value of the Company's investments in fixed-maturity securities at December 31, 2004 by contractual maturity is shown below (in 000's):

                                                                AMORTIZED     FAIR
                                                                  COST        VALUE
                                                                ---------   --------
    Years to Maturity:
      One or less...........................................    $  8,224    $  8,243
      After one through five................................      54,705      54,924
      After five through ten................................      91,361      92,094
      After ten.............................................       5,156       5,103
      Mortgage-backed securities............................      64,116      64,159
                                                                --------    --------
       Total................................................    $223,562    $224,523
                                                                ========    ========

                               TOWER GROUP, INC.

NOTE 2 -- INVESTMENTS -- (CONTINUED)

   The actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without penalties.

   The cost and estimated fair value of investments in equity securities are as follows (in 000's):

                                                         GROSS         GROSS
                                                       UNREALIZED   UNREALIZED     FAIR
                                              COST       GAINS        LOSSES      VALUE
                                             ------    ----------   ----------    ------
DECEMBER 31, 2004:
  Preferred stocks........................   $  113       $  4          $--       $  117
  Common stocks...........................    1,714        654           --        2,368
                                             ------       ----          ---       ------
   Total..................................   $1,827       $658          $--       $2,485
                                             ======       ====          ===       ======
DECEMBER 31, 2003:
  Preferred stocks........................   $  163       $  4          $--       $  167
  Common stocks...........................    1,714        303           --        2,017
                                             ------       ----          ---       ------
   Total..................................   $1,877       $307          $--       $2,184
                                             ======       ====          ===       ======


   Major categories of the Company's net investment income are summarized as follows (in 000's):

                                                                    2004      2003     2002
                                                                   ------    ------   ------
    Income:
      Fixed-maturity securities ................................   $4,868    $2,190   $1,762
      Equity securities ........................................       48        39       41
      Short-term investments and cash ..........................      294       121      190
      Interest on notes receivable from related parties ........       46        54       47
      Dividends on common trust securities .....................       52        --       --
                                                                   ------    ------   ------
       Total ...................................................    5,308     2,404    2,040
                                                                   ------    ------   ------
    Expenses:
      Investment expenses ......................................      238       136      107
                                                                   ------    ------   ------
       Net investment income ...................................   $5,070    $2,268   $1,933
                                                                   ======    ======   ======

                               TOWER GROUP, INC.

NOTE 2 -- INVESTMENTS -- (CONTINUED)

   Proceeds from the sale and maturity of fixed-maturity securities were $23,474,000, $8,992,000 and $19,717,000 in 2004, 2003 and 2002, respectively.
Proceeds from the sale of equity securities were $50,000, $25,000 and $791,000 in 2004, 2003, and 2002, respectively. The Company's gross realized gains and losses on investments are summarized as follows (in 000's):

                                                                        2004    2003    2002
                                                                       -----    ----   -----
    Fixed maturity securities:
      Gross realized gains .........................................   $ 137    $493   $ 602
      Gross realized losses ........................................    (124)     --    (128)
                                                                       -----    ----   -----
                                                                          13     493     474
                                                                       -----    ----   -----
    Equity securities:
      Gross realized gains .........................................      --      --      50
      Gross realized losses ........................................      --      --    (429)
                                                                       -----    ----   -----
                                                                          --      --    (379)
                                                                       -----    ----   -----
      Net realized gains ...........................................   $  13    $493   $  95
                                                                       =====    ====   =====

   The following table presents information regarding the Company's invested assets that were in an unrealized loss position at December 31, 2004 by amount of time in a continuous unrealized loss position (in 000's)

                                          LESS THAN 12 MONTHS      12 MONTHS OR LONGER            TOTAL
                                         ----------------------   ---------------------   ----------------------
                                           FAIR      UNREALIZED     FAIR     UNREALIZED     FAIR      UNREALIZED
                                           VALUE        LOSS       VALUE        LOSS        VALUE        LOSS
                                         --------    ----------   -------    ----------   --------    ----------
U.S. Gov't bonds .....................   $ 15,425      $ (79)     $ 1,252      $ (40)     $ 16,677      $(119)
Municipal bonds ......................     24,150       (118)       2,077        (36)       26,227       (154)
Corp. and other bonds ................     25,993       (199)       1,742        (98)       27,735       (297)
Mortgage-backed securities ...........     42,172       (363)       5,312        (57)       47,484       (420)
                                         --------      -----      -------      -----      --------      -----
   Total .............................   $107,740      $(759)     $10,383      $(231)     $118,123      $(990)
                                         ========      =====      =======      =====      ========      =====

   As of December 31, 2004, 81 securities accounted for the gross unrealized losses, all of which are deemed to be temporary. Significant factors influencing management's determination that unrealized losses were temporary included the mild severity of the unrealized losses in relation to each securities cost and the nature of the investments and management's intent and ability to retain the investment for a period of time sufficient to allow for anticipated recovery in value.

                               TOWER GROUP, INC.

NOTE 3 -- PROPERTY -- CASUALTY INSURANCE ACTIVITY


   Premiums written, ceded and earned are as follows (in 000's):

                                              DIRECT     ASSUMED     CEDED        NET
                                             --------    -------   ---------    --------
2004:
Premiums written .........................   $176,166    $1,600    $ (79,691)   $ 98,075
Change in unearned premiums ..............    (24,956)     (301)     (27,254)    (52,511)
                                             --------    ------    ---------    --------
Premiums earned ..........................   $151,210    $1,299    $(106,945)   $ 45,564
                                             ========    ======    =========    ========
2003:
Premiums written .........................   $133,263    $1,219    $(105,532)   $ 28,950
Change in unearned premiums ..............    (12,722)      263        6,450      (6,009)
                                             --------    ------    ---------    --------
Premiums earned ..........................   $120,541    $1,482    $ (99,082)   $ 22,941
                                             ========    ======    =========    ========
2002:
Premiums written .........................   $105,266    $1,474    $ (79,411)   $ 27,329
Change in unearned premiums ..............    (20,748)      164       19,263      (1,321)
                                             --------    ------    ---------    --------
Premiums earned ..........................   $ 84,518    $1,638    $ (60,148)   $ 26,008
                                             ========    ======    =========    ========

   The components of the liability for loss and loss adjustment expenses and related reinsurance recoverables are as follows (in 000's):

                                                              GROSS      REINSURANCE
                                                            LIABILITY   RECOVERABLES
                                                            ---------   ------------
    DECEMBER 31, 2004:
      Case-basis reserves...............................    $ 76,793      $ 55,273
      IBNR reserves.....................................      51,929        36,500
      Recoverable on paid losses........................          --         9,400
                                                            --------      --------
       Total............................................    $128,722      $101,173
                                                            ========      ========
    DECEMBER 31, 2003:
      Case-basis reserves...............................    $ 61,622      $ 45,544
      IBNR reserves.....................................      37,853        29,570
      Recoverable on paid losses........................          --         9,646
                                                            --------      --------
       Total............................................    $ 99,475      $ 84,760
                                                            ========      ========

                               TOWER GROUP, INC.

NOTE 3 -- PROPERTY -- CASUALTY INSURANCE ACTIVITY -- (CONTINUED)

   Activity in the liability for loss and loss adjustment expenses is summarized as follows (in 000's):

                                                               2004        2003       2002
                                                             --------    --------   --------
    Balance at January 1, ................................   $ 99,475    $ 65,688   $ 37,637
      Less reinsurance recoverables ......................    (75,114)    (50,212)   (29,017)
                                                             --------    --------   --------
                                                               24,361      15,476      8,620
    Incurred related to:
      Current year .......................................     27,259      14,996     13,416
      Prior years ........................................       (199)         75      2,940
                                                             --------    --------   --------
       Total incurred ....................................     27,060      15,071     16,356
                                                             --------    --------   --------
    Paid related to:
      Current year .......................................      6,991       2,084      6,585
      Prior years ........................................      7,481       4,102      2,915
                                                             --------    --------   --------
       Total paid ........................................     14,472       6,186      9,500
                                                             ========    ========   ========
    Net balance at December 31, ..........................     36,949      24,361     15,476
      Add reinsurance recoverables .......................     91,773      75,114     50,212
                                                             --------    --------   --------
       Balance at December 31, ...........................   $128,722    $ 99,475   $ 65,688
                                                             ========    ========   ========

   Incurred losses and loss adjustment expenses are net of reinsurance recoveries under reinsurance contracts of $57,104,000, $59,090,000 and $38,609,000 in 2004, 2003 and 2002, respectively. For 2004, 2003 and 2002 the incurred loss and loss adjustment expenses attributable to insured events of prior years decreased by $199,000 and increased by $75,000 and $2,940,000, respectively, as a result of re-estimation of loss and loss adjustment expenses. No additional premiums or return premiums have been accrued as a result of these prior year effects. The increase in 2002 is the result of recent loss development trends in the reinsurance segment. The Company's management continually monitors claims activity to assess the appropriateness of carried case and IBNR reserves, giving consideration to Company and industry trends.

NOTE 4 -- DEFERRED ACQUISITION COSTS AND DEFERRED CEDING COMMISSION REVENUE

   Acquisition costs incurred and policy-related ceding commission revenue are deferred and amortized to income on property and casualty business as follows (in 000's):

                                                           2004       2003        2002
                                                         --------   --------    --------
Net deferred acquisition costs (ceding commission
  revenue), January 1,...............................    $    573   $ (3,494)   $ (5,984)
Costs incurred and deferred during years:
 Commissions and brokerage ..........................      29,732     22,218      18,771
Other underwriting and acquisition costs.............      24,482     17,779      12,697
Ceding commission revenue............................     (10,379)   (35,415)    (24,429)
                                                         --------   --------    --------
Net acquisition costs (ceding commission revenue)
  deferred during year...............................      43,835      4,582       7,039
Amortization.........................................     (25,668)      (515)     (4,549)
                                                         --------   --------    --------
Net deferred acquisition costs (ceding commission
  revenue), December 31,.............................    $ 18,740   $    573    $ (3,494)
                                                         ========   ========    ========

                               TOWER GROUP, INC.

NOTE 5 -- REINSURANCE

   The Company offers insurance coverage for limits up to $10,000,000 for property risks, $2,000,000 for liability coverages and $10,000,000 for workers' compensation. Through various quota share, excess of loss and catastrophe reinsurance agreements, as described further below, the Company limits its exposure to a maximum loss on any one risk of $400,000 during the period January 1, through September 30, 2004, $750,000 during the period October 1, through December 31, 2004, $450,000 during the period January 1, through September 30, 2003 (after commutation -- see discussion below), $312,500 during the period October 1 through December 31, 2003 and $250,000 in 2002.

   In an effort to manage the cost of quota share reinsurance in the time of rising cost and limited availability, the Company implemented provisions for loss ratio caps to its quota share reinsurance agreements. These provisions have been structured to provide the reinsurers with some limit on the amount of potential loss being assumed, while maintaining the transfer of significant insurance risk with the possibility of a significant loss to the reinsurer, and thereby to reduce the cost of reinsurance. Loss ratio caps cut off the reinsurers' liability for losses above a specified loss ratio. The loss ratio caps in the 2004, 2003 and 2002 quota share agreements were 95.0%, 92.0% and 97.5%, respectively.

   The structure of the Company's reinsurance program enables the Company to reflect significant reductions in premiums written and earned and also provides income as a result of ceding commissions earned pursuant to reinsurance contracts. This structure has enabled the Company to significantly grow its premium volume while maintaining regulatory capital and other financial ratios generally within expected ranges used for regulatory oversight purposes. The Company's participation in reinsurance arrangements does not relieve the Company from its obligations to policyholders.

   Approximate reinsurance recoverables by reinsurer are as follows (in 000's):

                                                            UNPAID     PAID
                                                            LOSSES    LOSSES     TOTAL
                                                            -------   ------    --------
DECEMBER 31, 2004:
  PXRE Reinsurance Company..............................    $33,852   $3,804    $ 37,656
  American Re-Insurance Company.........................     13,298    1,175      14,473
  Tokio Millennium Re Ltd...............................     31,278    3,317      34,595
  Hannover Reinsurance (Ireland) Ltd....................      7,750      850       8,600
  E+S Reinsurance (Ireland) Ltd.........................      1,937      212       2,149
  SCOR Reinsurance Company..............................      1,323        9       1,332
  Others................................................      2,335       33       2,368
                                                            -------   ------    --------
   Total................................................    $91,773   $9,400    $101,173
                                                            =======   ======    ========
DECEMBER 31, 2003:
  PXRE Reinsurance Company..............................    $51,697   $7,354    $ 59,051
  American Re-Insurance Company.........................     12,565    1,474      14,039
  Tokio Millennium Re Ltd...............................      9,972      777      10,749
  Others................................................        880       41         921
                                                            -------   ------    --------
   Total................................................    $75,114   $9,646    $ 84,760
                                                            =======   ======    ========

                               TOWER GROUP, INC.

NOTE 5 -- REINSURANCE -- (CONTINUED)

   The Company recorded prepaid reinsurance premiums as follows (in 000's):

                                                                     DECEMBER 31,
                                                                   -----------------
                                                                    2004       2003
                                                                   -------   -------
    PXRE Reinsurance Company ..................................    $    --   $   109
    American Re-Insurance Company .............................      1,376     1,760
    Tokio Millennium Re Ltd. ..................................     13,093    52,389
    Hannover Reinsurance (Ireland Ltd.) .......................     10,474        --
    E+S Reinsurance (Ireland) Ltd. ............................      2,619        --
    Others ....................................................        829     1,387
                                                                   -------   -------
       Total...................................................    $28,391   $55,645
                                                                   =======   =======

   The following collateral is available to the Company for amounts receivable from reinsurers (in 000's) as of December 31, 2004 and 2003:

                                                REGULATION   LETTERS OF
                                                114 TRUST      CREDIT      FUNDS HELD    TOTAL
                                                ----------   ----------    ----------   -------
DECEMBER 31, 2004
  Tokio Millennium Re Ltd...................     $19,345       $    --      $38,296     $57,641
  Hannover Reinsurance (Ireland) Ltd........          --         5,355       12,685      18,040
  E+S Reinsurance (Ireland) Ltd.............          --         1,338        3,171       4,509
  Others....................................          --           796           --         796
                                                 -------       -------      -------     -------
   Total....................................     $19,345       $ 7,489      $54,152     $80,986
                                                 =======       =======      =======     =======
DECEMBER 31, 2003
  Tokio Millennium Re Ltd...................     $    --       $20,000      $24,943     $44,943
  Others....................................          --           735           --         735
                                                 -------       -------      -------     -------
   Total....................................     $    --       $20,735      $24,943     $45,678
                                                 =======       =======      =======     =======

   To reduce TICNY's credit exposure to reinsurance, quota share reinsurance agreements effective October 1, 2003 and January 1, 2004 were placed on a "funds withheld" basis. Under these agreements TICNY places the collected ceded premiums written, net of commissions and the reinsurers margin, in segregated trusts for the benefit of TICNY and the reinsurers. TICNY may withdraw funds for loss and loss adjustment expense payments and commission adjustments. Segregated assets in trust accounts amounted to $53,888,000 and $24,943,000 at December 31, 2004 and 2003 and are included in invested assets. The Company is obliged under the reinsurance agreements to credit reinsurers with a 2.5% annual effective yield on the monthly balance in the funds held under reinsurance agreements liability accounts. The amounts credited for 2004 and 2003 were $1,069,000 and $523,000, respectively, and have been recorded as interest expense.

   The Company earns ceding commissions under quota share reinsurance agreements for 2004, 2003 and 2002 based on a sliding scale of commission rates and ultimate treaty year loss ratios on the policies reinsured under each of these agreements. The sliding scale includes minimum and maximum commission rates in relation to specified ultimate loss ratios. The commission rate and ceding commissions earned increase when the estimated ultimate loss ratio decreases and, conversely, the commission rate and ceding commissions earned decrease when the estimated ultimate loss ratio increases.

   As of December 31, 2004, the Company's estimated ultimate loss ratios are lower than the contractual ultimate loss ratios at which the minimum amount of ceding commissions can be earned. Accordingly, the Company has recorded ceding commissions earned that are greater than the minimum commissions. The

                               TOWER GROUP, INC.

NOTE 5 -- REINSURANCE -- (CONTINUED)

relevant estimated ultimate loss ratios and commissions as of December 31, 2004 are set forth below (dollars in 000's):

                CONTRACTUAL
               LOSS RATIO AT                                                  MAXIMUM
                   WHICH                                                     POTENTIAL
                  MINIMUM                                                   REDUCTION OF
                  CEDING         ESTIMATED        CEDING                       CEDING
                COMMISSION     ULTIMATE LOSS    COMMISSIONS     MINIMUM     COMMISSIONS
TREATY YEAR    RATE APPLIES        RATIO          EARNED      COMMISSION       EARNED
-----------    -------------   -------------    -----------   ----------    ------------
   2002            63.0%            56.0%          $29.7         $23.6          $6.1
   2003            65.6%            57.1%          $31.1         $24.0          $7.1
   2004            68.0%            54.0%          $19.0         $13.3          $5.7

   Based on the amount of ceded premiums earned, the maximum potential reduction to ceding commissions earned related to an increase in the Company's estimated ultimate loss ratios is $18.9 million for all treaties for all three years. The maximum potential reduction for the 2004 treaty year may increase as additional ceded premiums are earned in 2005 (assuming the estimated ultimate loss ratio remains the same). The ceded premiums for the 2002 and 2003 treaty years have been fully earned as of December 31, 2004.

   The estimated ultimate loss ratios are the Company's best estimate based on facts and circumstances known at the end of each period that losses are estimated. The estimation process is complex and involves the use of informed estimates, judgments and actuarial methodologies relative to future claims severity and frequency, the length of time for losses to develop to their ultimate level, possible changes in law and other external factors. The same uncertainties associated with estimating loss and loss adjustment expense reserves affect the estimates of ceding commissions earned. The Company monitors and adjusts the ultimate loss ratio on a quarterly basis to determine the effect on the commission rate and ceding commissions earned. The increase in estimated ceding commission income relating to prior years recorded in 2004, 2003 and 2002 was $1,663,000, $1,326,000 and $0, respectively.

PMA

   Effective October 1, 2003, the Company commuted PMA's participation under the 2003 quota share reinsurance treaty. Prior to the commutation, PMA assumed 17.5% of the layer of coverage representing the first $500,000 of each loss on policies written or renewed on or after January 1, 2003. The effect of this commutation was to conclude PMA's participation in the quota share treaty and to discharge PMA from future related liabilities effective October 1, 2003. Loss related amounts recoverable from PMA at the commutation date including loss and loss adjustment expense reserve liabilities ceded of $2,700,000 and ceded paid losses of $4,000,000 that had not yet been recovered from PMA were settled with a payment received from PMA of $3,100,000. The Company also received $2,500,000 for ceded unearned premium at the commutation date resulting in a total cash settlement of $5,600,000. The Company incurred a cost of $800,000 representing consideration retained by PMA for reinsuring the Company from January 1, 2003 to September 30, 2003.

PXRE

   PXRE participated in various reinsurance agreements with the Company from 2001 through September 30, 2003, including a quota share participation in the layer of coverage representing the first $500,000 of each loss. Ceded written premiums include $20,261,000 and $72,434,000 ceded to PXRE in 2003 and 2002, respectively. Effective September 30, 2003, the 2003 quota share agreement with PXRE was cancelled. The quota share agreements with PXRE are in run-off. As a result of the cancellation of the 2003 quota share agreement with PXRE as of September 30, 2003, the Company was owed $15,748,000 in return premium net of ceding commissions as of December 31, 2003. This amount was collected in January 2004.

                               TOWER GROUP, INC.

NOTE 5 -- REINSURANCE -- (CONTINUED)

   In addition to the ceding commission provisions described above, the 2002 PXRE quota share agreement contained a provision that provided the Company with a non-refundable special commission of $5,000,000, which the Company received in December 2001. The Company deferred this special commission as of December 31, 2001 to be earned over the period during which the underlying premiums are earned.

   In January 2003, the Company entered into an excess of loss reinsurance agreement with PXRE Barbados Ltd. ("PXRE Barbados"), an affiliate of PXRE, and remitted $10,000,000 as deposit premium to PXRE Barbados as called for by the contract. This excess of loss agreement inured solely to the benefit of PXRE in connection with its participation in the 2003 quota share agreement with the Company. Effective September 30, 2003, the Company and PXRE Barbados commuted the excess of loss agreement. As a result of the commutation of the agreement, the Company recorded $1,537,000 in ceding commission revenue.

   The Company entered into a borrowing arrangement during 2002 with PXRE Barbados, for $10,000,000. See "Note 8. Debt". The terms and conditions of the note were structured to comply with the New York Insurance Law, which permitted TICNY to reflect this note as surplus as regards policyholders for statutory accounting purposes as of December 31, 2002.

   In 2001, the Company entered into quota share reinsurance and option agreements with PXRE. Under the option agreement, which was effective on June 30, 2001, PXRE was granted the right to purchase 599,400 shares of common stock of the Company for $16.67 per share. PXRE paid the Company $5,000,000 for this option, which becomes exercisable on June 30, 2006 and expires on July 31, 2006. The agreement provides that PXRE's right to exercise the option terminates if the Company meets certain conditions. Those conditions included the Company granting to PXRE a right of first refusal with respect to all quota share reinsurance cessions made by the Company through December 31, 2005 and presenting reinsurance submissions to PXRE involving gross written premiums of at least $25,000,000 per year from 2001 through 2005. The terms and conditions of the 2001 quota share reinsurance treaty between PXRE and TICNY, including the commission rate, were amended to reflect the payment of the $5,000,000 under the option agreement. The Company classified the $5,000,000 proceeds for the stock options as commission income in 2001 and attributed no value to the options issued to PXRE due to the $16.67 per share exercise price.

   At the end of 2001, the Company, through TRM, provided reinsurance intermediary services to PXRE and TICNY for the placement of quota-share reinsurance covering the 2002 calendar year. As part of the placement of this reinsurance treaty, TRM entered into a reinsurance intermediary commission agreement with PXRE. During 2002, TRM earned commissions of $3,000,000 related to this intermediary commission agreement that is reflected in the Company's consolidated statement of income.

Am Re

   The Company has participated in various reinsurance agreements with Am Re. Ceded written premiums include $2,753,000, $3,811,000 and $3,154,000 ceded to Am Re in 2004, 2003 and 2002, respectively. Am Re had owned all outstanding shares of the Company's Series A Cumulative Redeemable Preferred Stock and held warrants for the purchase of common stock. See "Note 8. Debt" and "Note
9. Capital Stock". During 2004, all of the preferred stock was redeemed and the warrants were exercised.

Converium

   In September 2004, A.M. Best downgraded the rating of Converium Reinsurance (North America) Inc. ("Converium") to "B-" (Fair) and Converium was placed into run-off by its parent company. As a result, on September 2, 2004, the Company delivered notice to Converium under our quota share treaty of our intent to terminate Converium's participation on a cut-off basis effective November 1, 2004. Subsequently the Company reached an agreement with Converium, Tokio Millenium Re Ltd. ("Tokio") and Hannover Reinsurance (Ireland) Ltd. and E+S Reinsurance (Ireland) Ltd. (collectively "Hannover") to effect a novation

                               TOWER GROUP, INC.

NOTE 5 -- REINSURANCE -- (CONTINUED)

of Converium's participation under the quota share treaty to those other reinsurers effective January 1, 2004, as a result of which Tokio and Hannover agreed to each take 50% of Converium's share. In connection with the agreement, Tokio, Hannover and the Company agreed to fully release Converium for any liabilities under the quota share treaty. As a result of the novation, Tokio and Hannover assumed the earned premiums and related risks for the period from January 1, 2004 through December 31, 2004. In addition, the Company has retained the unearned premiums and related risks of $13,090,000 as of December 31, 2004 that would have been ceded to Converium absent the novation.

NOTE 6 -- INTANGIBLE ASSETS

   The Company entered into a Commercial Renewal Rights Agreement with OneBeacon Insurance Group LLC on September 13, 2004 under which it has acquired OneBeacon's rights to seek to renew a block of commercial lines insurance policies in New York State consisting of commercial multiple-peril, workers compensation, commercial umbrella, commercial inland marine, commercial auto, fire and allied lines and general liability coverages. Under the terms of the agreement, the Company did not acquire any in-force business or historical liabilities associated with the policies. Pursuant to the agreement, the Company also obtained the rights to establish contractual relationships with certain OneBeacon agents. The Company has agreed to pay OneBeacon an amount equal to 5% of the direct premiums written resulting from the Company's renewal of any subject policies in the first year, 4% in the second year and 1% in the third year, with no payments due after the third year, subject to the Company's obligation to pay a minimum of $5,000,000 in the aggregate over the three year period. The Company has recorded this transaction as $5,000,000 of intangible assets and a corresponding $5,000,000 liability. Shortly after signing this agreement the Company provided an irrevocable letter of credit for the benefit of OneBeacon in the amount of $2,000,000 representing the estimated payments for the first year of the agreement.

   The Company has determined that two intangible assets were acquired in this transaction: renewal rights and new agent contractual relationships, both of which were determined to be intangible assets with a finite useful life. The renewal rights were recorded at $1,250,000 and will be amortized over ten years in proportion to anticipated renewal premiums to be written during this time period. The new agent contractual relationships have been recorded at $3,750,000 and will be amortized over twenty years on a straight-line basis. During 2004, the Company recorded amortization expense of $22,000 on the intangible assets. The weighted average amortization period of identified intangible assets of finite useful life is 17.5 years. The estimated aggregate amortization expense for each of the next five years is:

            2005..................................................    $445,000
            2006..................................................    $412,000
            2007..................................................    $367,000
            2008..................................................    $331,000
            2009..................................................    $302,000

   The components of intangible assets are summarized as follows (in 000's):

                                                                              ACCUMULATED
                                                           INITIAL BALANCE    AMORTIZATION     NET
                                                           ---------------    ------------   ------
    DECEMBER 31, 2004:
      Renewal rights....................................        $1,250            $ (6)      $1,244
      Agency force......................................         3,750             (16)       3,734
                                                                ------            ----       ------
                                                                $5,000            $(22)      $4,978
                                                                ======            ====       ======

                               TOWER GROUP, INC.

NOTE 7 -- FIXED ASSETS

   The components of fixed assets are summarized as follows (in 000's):

                                                                              ACCUMULATED
                                                                     COST     DEPRECIATION     NET
                                                                   -------    ------------   ------
    DECEMBER 31, 2004:
      Furniture ................................................   $   626      $  (298)     $  328
      Leasehold improvements ...................................     1,123         (649)        474
      Computer equipment........................................     4,954       (3,716)      1,238
      Software..................................................     5,705       (2,325)      3,380
                                                                   -------      -------      ------
       Net fixed assets  .......................................   $12,408      $(6,988)     $5,420
                                                                   =======      =======      ======
    DECEMBER 31, 2003:
      Furniture.................................................   $   614      $  (223)     $  391
      Leasehold improvements ...................................     1,114         (498)        616
      Computer equipment .......................................     4,008       (3,063)        945
      Software..................................................     3,308       (1,220)      2,088
                                                                   -------      -------      ------
       Net fixed assets ........................................   $ 9,044      $(5,004)     $4,040
                                                                   =======      =======      ======

NOTE 8 -- DEBT

Subordinated Debentures

   During the second and third quarters of 2003, Tower formed two statutory business trusts ("Trust I" and "Trust II"), of which the Company owns all of the common trust securities. On May 15, 2003 and September 30, 2003, Trust I and Trust II, respectively, each issued $10,000,000 floating rate trust preferred securities totaling $20,000,000 to investment pools. The trusts invested the proceeds thereof and the proceeds received from the issuance of the common trust securities to Tower in exchange for $20,620,000 of floating rate junior subordinated debentures ("subordinated debentures") issued by Tower. The subordinated debentures are unsecured obligations of Tower and are subordinated and junior in right of payment to all present and future senior indebtedness of Tower. Tower has entered into guarantee agreements, which provide for full and unconditional guarantee of the trust securities. The subordinated debentures and the floating rate preferred securities issued by Trust I accrue and pay interest quarterly at 3 month LIBOR, plus 4.10%, which cannot exceed 12.50% prior to May 15, 2008. At December 31, 2004 this interest rate was 6.38%. The Trust II floating rate preferred securities bear interest at a fixed rate of 7.5% until September 30, 2008 and at a variable rate, reset quarterly, equal to the 3-month LIBOR, plus 4.00%, thereafter. The final maturity on the subordinated debentures is May 15, 2033 and September 30, 2033 for Trust I and Trust II, respectively, with prepayment at the option of the company available beginning in 2008. Issuance costs, primarily legal fees, of $301,000 and $338,000 for the Trust I and Trust II offerings, respectively, were deferred and are being amortized over the term of the subordinated debentures using the effective interest method.

   In December, 2004, Tower formed two statutory business trusts ("Trust III" and "Trust IV"), of which the Company owns all of the common trust securities. On December 7, 2004 and December 17, 2004, Trust III and Trust IV, respectively, each issued $13,000,000 floating rate trust preferred securities totaling $26,000,000 to investment pools. The trusts invested the proceeds thereof and the proceeds received from the issuance of the common trust securities to Tower in exchange for $26,806,000 of floating rate junior subordinated debentures ("subordinated debentures") issued by Tower. The subordinated debentures are unsecured obligations of Tower and are subordinated and junior in right of payment to all present and future senior indebtedness of Tower. Tower has entered into guarantee agreements, which provide for full and unconditional guarantee of the trust securities. The Trust III preferred securities bear interest that is fixed at 7.4% until December 7, 2009 and the coupon will float quarterly thereafter at the three months LIBOR rate

                               TOWER GROUP, INC.

NOTE 8 -- DEBT -- (CONTINUED)

plus 3.4%. The Trust IV preferred securities bear interest that will float based on the three month LIBOR interest rate plus 3.4% and their rate as of December 31, 2004 was 5.92%. The final maturity on the subordinated debentures is December 15, 2034 and March 15, 2035 for Trust III and Trust IV, respectively, with prepayment at the option of the company available beginning in 2009. Issuance costs, primarily legal fees, of $262,000 and $252,000 for the Trust III and Trust IV offerings, respectively, were deferred and are being amortized over the term of the subordinated debentures using the effective interest method.

   Total interest expense incurred for all subordinated debentures, including amortization of deferred origination costs, was $1,461,000 and $559,000, respectively for the years ended December 31, 2004 and 2003.

CIT Financing Agreement

   On February 21, 2003, Tower entered into a Credit Agreement with The CIT Group/Equipment Financing, Inc. ("CIT") for borrowings up to $6,000,000. Pursuant this agreement TOWER borrowed $3,000,000 ("First Advance") on February 25, 2003 and an additional $3,000,000 on December 31, 2003 ("Second Advance"). The Credit Agreement required that $1,800,000 of the First Advance be contributed to TICNY. The Credit Agreement included certain compliance requirements including certain financial requirements. Tower had pledged all of the outstanding common stock of TICNY and TRM as collateral for the borrowings pursuant to the Credit Agreement. TRM guaranteed Tower's obligations pursuant to the credit agreement and also granted CIT a security interest in all of TRM's assets. Interest is variable, adjusting each quarter, and is determined as LIBOR as of the first day of each quarter plus 4.50%. During 2003 interest rates pursuant to the credit agreement ranged from 5.62% to 5.88%. As of December 31, 2003, the interest rate was 5.66%. During 2004, interest rates pursuant to the credit agreement ranged from 5.61% to 6.11%. Origination fees, primarily legal fees, incurred with respect to the First and Second Advances totaling $175,000 were deferred amortized using the effective interest method and reported as an adjustment to interest expense. Interest expense incurred for the years ended December 31, 2004 and 2003, including amortization of origination costs, was $283,000 and $158,000, respectively. In October 2004, the remaining $5.0 million loan was repaid, the credit agreement was terminated and a loss of $133,000 was recorded reflecting unamortized origination fees.

Surplus Note

   On December 19, 2002, TICNY entered into a borrowing arrangement with PXRE Barbados for $10,000,000 ("Surplus Note"). The borrowings under this arrangement were not reflected in the December 31, 2002 consolidated GAAP basis financial statements as the Company received the proceeds from the Surplus Note on January 10, 2003. The Surplus Note accrued interest at the rate of 5.0% per annum, payable quarterly commencing April 1, 2003 upon prior approval of the State of New York Insurance Department's Superintendent ("the Superintendent"). TICNY issued the Surplus Note in conjunction with a financing agreement structured in accordance with the standards of Section 1307 of the New York Insurance Law in order to reflect the proceeds as surplus for statutory accounting purposes. The New York Insurance Law provides that notes of this nature have no due date and the Company cannot repay principal or interest to PXRE without the prior written approval of the Superintendent. On December 19, 2003, the Company repaid the balance owed under this agreement and terminated the borrowing agreement, having received approval for such repayment from the Superintendent. Interest expense incurred for 2003 pursuant to the Surplus Note was $500,000.

Securities Repurchase Agreement

   In 2002, the Company, through its investment manager, executed a securities repurchase agreement with J.P. Morgan Securities, Inc. At December 31, 2002, the Company owed approximately $3,000,000 under this repurchase agreement, which was collateralized by certain mortgage-backed securities owned by the

                               TOWER GROUP, INC.

NOTE 8 -- DEBT -- (CONTINUED)

Company. During 2003 and 2002, the Company incurred interest totaling $23,000 and $43,000, respectively, relating to its repurchase obligations. This facility is still open as of December 31, 2004.

Series A Cumulative Redeemable Preferred Stock

   The 60,000 shares of the Company's Series A Cumulative Redeemable Preferred Stock ("the preferred stock"), $0.01 par value were held by Am Re. The preferred stock carried a rate of 10.5% per annum with dividends payable quarterly and in arrears, and was redeemable in advance of the mandatory redemption dates at the option of the Company. The preferred stock did not have rights to vote with the holders of common stock. In January 2004, the Company redeemed 30,000 of the outstanding shares of the preferred stock for $1,500,000 and the remaining 30,000 shares were redeemed by the Company in October 2004 for $1,500,000 plus accrued interest.

   Due to the adoption by the Company of SFAS 150, the mandatorily redeemable Series A Cumulative Redeemable Preferred Stock of $3,000,000 was reclassified as a liability as of July 1, 2003. Preferred stock dividends of $130,000 for 2004 and $158,000 for the period from July 1, 2003 through December 31, 2003, are reported as interest expense. The dividends paid prior to the adoption of SFAS 150 were accounted for as a direct reduction to stockholders' equity.

   Aggregate scheduled maturities of thesubordinated debentures at December 31, 2004 are (in 000's):

        2033 ...................................................   $20,620
        2034 ...................................................    13,403
        2035 ...................................................    13,403
                                                                   -------
        Total ..................................................   $47,426
                                                                   =======

NOTE 9 -- CAPITAL STOCK

   The roll forward of shares of common stock (adjusted to reflect 1.8:1 stock split) is as follows (in 000's):

                                                                 SHARES ISSUED
                                                     -------------------------------------
                                                                                               TREASURY STOCK
                                                     COMMON      CLASS A         CLASS B          (CLASS A
               INCREASE (DECREASE)                   STOCKS    COMMON STOCK   COMMON STOCK    WHEN APPLICABLE)
                                                     ------    ------------   ------------    ----------------
BALANCE AT JANUARY 1, 2002 .......................    4,500           --             --              --
 No activity .....................................       --           --             --              --
                                                     ------       ------         ------             ---
BALANCE AT DECEMBER 31, 2002 .....................    4,500           --             --              --
 Purchased into treasury .........................       --           --             --             (93)
 Issuance of Class A and Class B common stock ....   (4,500)       2,070          2,430              --
                                                     ------       ------         ------             ---
BALANCE AT DECEMBER 31, 2003 .....................       --        2,070          2,430             (93)
 Restricted stock issued to employees ............       --          209             --              --
 Stock options exercised .........................       34           --             --               4
 Combined Class A and Class B ....................    4,709       (2,279)        (2,430)             --
 IPO .............................................   13,000           --             --              --
 Private placement ...............................      500           --             --              --
 Am Re warrant exercise ..........................      947           --             --              --
 Over-allotment  .................................      629           --             --              --
 Restricted stock issued to Directors ............        7           --             --              --
                                                     ------       ------         ------             ---
BALANCE AT DECEMBER 31, 2004 .....................   19,826           --             --             (89)
                                                     ======       ======         ======             ===

                               TOWER GROUP, INC.

NOTE 9 -- CAPITAL STOCK -- (CONTINUED)

   As part of the IPO in October, 2004, the Company agreed to issue Friedman Billings Ramsey (FBR), the lead underwriter, warrants to purchase 189,000 shares of the Company's commons stock at the same price as the common stock sold in the offering, $8.50 per share. The warrants are exercisable for a term of four years beginning on the first anniversary of the date of the offering and expiring on the fifth anniversary of the date of the offering, and are restricted from sale, transfer, assignment or hypothecation for a period of 180-days from the effective date of the offering except to officers or partners of FBR and members of the selling group and their officers or partners. The Company granted FBR registration rights with respect to the shares issuable upon exercise of the warrants. Warrants to purchase 189,000 shares of the Company's common stock held by FBR are included in the calculation of diluted EPS.

   The Company declared dividends on common and preferred stock as follows in (000's):

                                                                         2004      2003    2002
                                                                        ------    ------   ----
Common stock dividends declared  ....................................   $  493    $   --   $473
Class A common stock dividends declared .............................      228       293     --
Class B common stock dividends declared .............................      281     1,403     --
Total common stock dividends declared ...............................    1,002     1,696    473
Preferred stock dividends declared ..................................       --       158    315
                                                                        ------    ------   ----
Total dividends declared ............................................   $1,002    $1,854   $788
                                                                        ======    ======   ====

   The Company declared dividends per share on common stock as follows:

                                                                     2004      2003       2002
                                                                   -------    -------   -------
Common Stock ...................................................   $0.0250         --   $0.1048
Class A Stock ..................................................   $0.1137    $0.1465        --
Class B Stock ..................................................   $0.1142    $0.5773        --

   The Company's Series A Cumulative Preferred Stock was reclassified as debt as of July 1, 2003. See "Note 1. Summary of Significant Accounting Policies" and "Note 8. Debt". The preferred stock dividends for the first six months of 2003 (prior to the adoption of FAS 150) were $157,500 and for the twelve months ending December 31, 2002 were $315,000. The preferred stock dividends were recorded as a reduction to stockholders' equity.

   The Company issued 946,642 additional shares of common stock immediately prior to its IPO as a result of the exercise in full of Am Re's warrant to purchase 1,049,999 shares of common stock at an exercise price of $0.76 per share, pursuant to a cashless exercise provision, and based upon the IPO price of $8.50 per share.

NOTE 10 -- EQUITY COMPENSATION PLANS

2004 Long-Term Equity Compensation Plan

   In 2004, the Company's Board of Directors adopted and its shareholders approved a long-term incentive plan (the "2004 Long-Term Equity Compensation Plan"). With the adoption of the 2004 Long-Term Equity Compensation Plan, no further grants will be made under the 2001 Stock Award Plan.

   The plan provides for the granting of non-qualified stock options, incentive stock options (within the meaning of Section 422 of the Code), stock appreciation rights ("SARs"), restricted stock and restricted stock unit awards, performance shares and other cash or share-based awards. The maximum number of shares of common stock that may be issued in connection with awards under the plan is 1,162,723, of which 872,042 may be issued under awards other than stock options or SARs. As of December 31, 2004, awards in respect of 236,981 shares have been made under the plan.

                               TOWER GROUP, INC.

NOTE 10 -- EQUITY COMPENSATION PLANS -- (CONTINUED)

2001 Stock Award Plan

   In December 2000, the Board of Directors adopted a long-term incentive plan (the "2001 Stock Award Plan"). The plan provided for a variety of awards, including incentive or non-qualified stock options, performance shares, SARs or any combination of the foregoing.

   Under the 2001 Stock Award Plan, 450,000 shares may be made the subject of awards granted under the plan. At December 31, 2004, 358,200 shares of common stock have been issued or are subject to issuance upon the exercise or payment of outstanding awards under the plan. The remaining 91,800 shares eligible for grants under the plan that have not been the subject of awards are now eligible under our 2004 Long-Term Incentive Compensation Plan, such that no further awards may be granted under the 2001 Stock Award Plan.

Restricted Stock

   In May 2004, the Company's Board of Directors authorized the issuance of 131,888 shares of restricted Common Stock to the President and Chief Executive Officer and 8,793 shares of restricted Common Stock to the Senior Vice President, Chief Financial Officer and Treasurer. The shares vest in installments over a varying period from one to four years from the date of grant contingent upon continuous employment with the Company from the date of grant through the vesting date. During the vesting period, the recipients have voting rights and will receive dividends but the shares may not be sold, assigned, transferred, exchanged, pledged or otherwise encumbered. The fair value of the restricted shares was $1,563,000 on the grant date. These restricted shares were authorized and issued prior to the adoption and approval of the 2004 Long-Term Equity Compensation Plan.

   On September 29, 2004 the Company's Board of Directors authorized the issuance of 68,832 restricted Common Stock to various employees under the 2004 Long Term-Equity Compensation Plan. The fair value of the restricted shares was $585,000. The restricted shares vest ratably over five years from the date of grant. During the vesting period, the recipients have voting rights and will receive dividends but the shares may not be sold, assigned, transferred, exchanged, pledged or otherwise encumbered.

   On November 10, 2004 the Company's Board of Directors authorized the issuance of 7,072 restricted Common Stock to all non-employee directors. The fair value of the restricted shares was $70,000 at the grant date. These shares vest March 31, 2005.

   The restricted stock shares were recorded at fair value as a charge to Unearned Compensation -- Restricted Stock in Stockholders' Equity and a credit to Common Stock and Paid-in-Capital. These shares will amortize ratably over their vesting period as a charge to compensation expense and a credit to Unearned Compensation -- Restricted Stock in Stockholders' Equity on the balance sheet. In 2004, the Company amortized approximately $310,000 as a charge to compensation expense and a credit to Unearned Compensation -- Restricted Stock.

                               TOWER GROUP, INC.

NOTE 10 -- EQUITY COMPENSATION PLANS -- (CONTINUED)

Stock Options

   The following table provides an analysis of stock option activity during the three years ended December 31, 2004.

                                                  2004                    2003                    2002
                                         ---------------------   ---------------------   ---------------------
                                                      AVERAGE                 AVERAGE                 AVERAGE
                                         NUMBER OF    EXERCISE   NUMBER OF    EXERCISE   NUMBER OF    EXERCISE
                                           SHARES      PRICE       SHARES      PRICE       SHARES      PRICE
                                         ---------    --------   ---------    --------   ---------    --------
Outstanding, beginning of year .......    358,200      $2.78      408,600      $2.78      423,900      $2.78
Granted at market value ..............    161,077       8.50           --         --           --         --
Forfeitures and expirations ..........     (9,000)      2.78      (50,400)      2.78      (15,300)      2.78
Exercised ............................    (37,500)      2.78           --         --           --         --
                                          -------      -----      -------      -----      -------      -----
OUTSTANDING, END OF YEAR .............    472,777      $4.73      358,200      $2.78      408,600      $2.78
                                          =======      =====      =======      =====      =======      =====
EXERCISABLE, END OF YEAR .............    295,320      $2.78      316,260      $2.78      344,700      $2.78
                                          =======      =====      =======      =====      =======      =====

   Options outstanding and exercisable as of December 31, 2004 are shown on the following schedule:

                                                           OPTIONS OUTSTANDING            OPTIONS EXERCISABLE
                                                   -----------------------------------    --------------------
                                                                 AVERAGE
                                                                REMAINING     AVERAGE                 AVERAGE
                                                   NUMBER OF   CONTRACTUAL    EXERCISE   NUMBER OF    EXERCISE
            RANGE OF EXERCISE PRICES                SHARES         LIFE        PRICE       SHARES      PRICE
                                                   ---------   -----------    --------   ---------    --------
Under $4.00....................................     311,700     7.0 years      $2.78      295,320      $2.78
$5.00 -- $10.00................................     161,077     9.8 years       8.50           --         --
                                                    -------     ---------      -----      -------      -----
TOTAL OPTIONS..................................     472,777     8.0 years      $4.73      295,320      $2.78
                                                    =======     =========      =====      =======      =====

   The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Based Compensation" and related interpretations in accounting for its employee stock options. Under APB 25, no compensation expense is recognized upon the granting of stock options because the exercise price is equal to the estimated market price at the date of the grant. In June 2005, the Company intends to adopt SFAS 123-R which calls for mandatory expensing of equity-based compensation beginning in the third quarter of 2005.

   The fair value of the 2001 options granted was estimated using the Black-Scholes pricing model as of January 1, 2001, the date of the initial grant, with the following weighted average assumptions: risk free interest rate of 4.97%, dividend yield of 1.75%, volatility factors of the expected market price of the Company's common stock of 35%, and a weighted-average expected life of the options of 7 years.

   The fair value of the 2004 options granted was estimated using the Black-Scholes pricing model as of September 29, 2004, the date of the initial grant, with the following weighted average assumptions: risk free interest rate of 3.8%, dividend yield of 1.2%, volatility factors of the expected market price of the Company's common stock of 30.6% and a weighted-average expected life of the options of 7 years.

                               TOWER GROUP, INC.

NOTE 10 -- EQUITY COMPENSATION PLANS -- (CONTINUED)

   The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123, to stock-based employee compensation (in 000's, except per share amounts).

                                                                                          2004      2003     2002
                                                                                         ------    ------   ------
    Net income as reported...........................................................    $9,029    $6,280   $5,633
    Deduct preferred stock dividends.................................................        --      (158)    (315)
    Deduct total stock-based employee compensation expense determined under fair
      value based method for all awards, net of related tax effects..................       (16)       --      (14)
                                                                                         ------    ------   ------
    Net income, pro forma............................................................    $9,013    $6,122   $5,304
                                                                                         ======    ======   ======
    Earnings per share
      Basic -- as reported...........................................................    $ 1.23    $ 1.37   $ 1.18
      Basic -- pro forma.............................................................    $ 1.23    $ 1.37   $ 1.18
      Fully diluted -- as reported...................................................    $ 1.06    $ 1.09   $ 0.94
      Fully diluted -- pro forma.....................................................    $ 1.06    $ 1.09   $ 0.94

NOTE 11 -- INCOME TAXES

   The Company files a consolidated Federal income tax return. The provision for Federal, state and local income taxes consists of the following components (in 000's):

                                                                                          2004      2003     2002
                                                                                         ------    ------   ------
    Current Federal income tax expense...............................................    $1,462    $2,304   $1,676
    Current state income tax expense.................................................       638       441    2,032
    Deferred Federal and State income tax expense....................................     3,594       629      427
                                                                                         ------    ------   ------
    Provision for income taxes.......................................................    $5,694    $3,374   $4,135
                                                                                         ======    ======   ======

   Deferred tax assets and liabilities are determined utilizing the enacted tax rates applicable to the period the temporary differences are expected to be recovered. Accordingly, the current period income tax provision can be affected by the enactment of new tax rates. The net deferred income taxes on the balance sheet reflect temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and income tax purposes, tax effected at a 34% rate for 2003 and 2002 and 35% for 2004.

                               TOWER GROUP, INC.

NOTE 11 -- INCOME TAXES -- (CONTINUED)

   Significant components of the Company's deferred tax assets and liabilities are as follows (in 000's):

                                                                                                   2004      2003
                                                                                                  -------   ------
    Deferred tax asset:
      Claims reserve discount.................................................................    $ 1,601   $1,126
      Unearned premium........................................................................      4,698      993
      Deferred compensation...................................................................         --      607
      Allowance for doubtful accounts.........................................................         43       42
      Employee benefit plans..................................................................        108       --
      Other...................................................................................        157       --
                                                                                                  -------   ------
       Total deferred tax asset...............................................................      6,607    2,768
                                                                                                  -------   ------
    Deferred tax liability:
      Deferred acquisition costs net of deferred ceding commission revenue....................      6,559      195
      Depreciation and Amortization...........................................................        952       --
      Unrealized appreciation of securities...................................................        664      540
      Other...................................................................................         19       --
                                                                                                  -------   ------
      Total deferred tax liabilities..........................................................      8,194      735
                                                                                                  -------   ------
      Net deferred income tax (liability)/asset...............................................    $(1,587)  $2,033
                                                                                                  =======   ======


   In assessing the valuation of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. No valuation allowance against deferred tax assets has been established, as the Company believes it is more likely than not the deferred tax assets will be realized.

   The provision for Federal income taxes incurred is different from that which would be obtained by applying the Federal income tax rate to net income before income taxes. The items causing this difference are as follows (in 000's):

                                                                                          2004      2003     2002
                                                                                         ------    ------   ------
    Theoretical Federal income tax expense at U.S. statutory rate (34%)..............    $5,006    $3,282   $3,321
      Tax advantaged investments.....................................................      (210)     (101)     (40)
      State income taxes net of Federal benefit......................................       385       291    1,340
      Other..........................................................................       513       (98)     (23)
      Tax credits....................................................................        --        --     (463)
                                                                                         ------    ------   ------
    Provision for income taxes.......................................................    $5,694    $3,374   $4,135
                                                                                         ======    ======   ======

NOTE 12 -- EMPLOYEE BENEFIT PLANS

   The Company maintains a defined contribution Employee Pretax Savings Plan (401(k) Plan) for its employees. The Company contributes 50% of each participant's contribution up to 8% of the participant's compensation. The Company incurred approximately $461,000, $332,000 and $319,000 of expense in 2004, 2003 and 2002, respectively, related to this plan.

   The Company sponsored a nonqualified deferred compensation plan ("the Plan") for the Chairman of the Board, President and Chief Executive Officer of the Company. As of December 31, 2002, the Company has granted the maximum amount allowed under the Plan, $1,000,000. Amounts contributed to the Plan earn interest at the rate of 7% per year. During 2004, 2003 and 2002, the Company recognized deferred

                               TOWER GROUP, INC.

NOTE 12 -- EMPLOYEE BENEFIT PLANS -- (CONTINUED)

compensation expense of $44,000, $85,000 and $79,000, respectively. On May 5, 2004 the Board of TRM approved the payment of the entire deferred compensation balance and terminated the plan.

NOTE 13 -- COMMITMENTS AND CONTINGENCIES

   From time to time, the Company is involved in various legal proceedings in the ordinary course of business. For example, to the extent a claim asserted by a third party in a law suit against one of the Company's insureds covered by a particular policy, the Company may have a duty to defend the insured party against the claim. These claims may relate to bodily injury, property damage or other compensable injuries as set forth in the policy. Such proceedings are considered in estimating the liability for loss and loss adjustment expenses. The Company is not subject to any other pending legal proceedings that management believes are likely to have a material adverse effect in the financial statements.

   The Company entered lease agreements for office space and equipment. The Company's future minimum lease payments are as follows ($'s in 000's):

            2005..................................................................    $1,412
            2006..................................................................     1,375
            2007..................................................................     1,375
            2008..................................................................       520
                                                                                      ------
            Total.................................................................    $4,682
                                                                                      ======

   Total rental expense charged to operations was approximately $1,536,000, $1,336,000 and $1,206,000 in 2004, 2003 and 2002, respectively.

   TICNY is subject to assessments in New York for various purposes, including the provision of funds necessary to fund the operations of the New York Insurance Department, the New York Property/Casualty Insurance Security Fund, which pays covered claims under certain policies provided by impaired, insolvent or failed insurance companies and various funds administered by the New York Workers' Compensation Board which pays covered claims under certain policies provided by impaired, insolvent or failed insurance companies The Company was assessed approximately $435,000, $340,000 and $280,000 in 2004, 2003 and 2002, respectively, for its proportional share of the total assessment for the Property/Casualty Security Fund and approximately $556,000, $312,000 and $129,000 in 2004, 2003 and 2002, respectively, for its proportional share of the operating expenses of the New York Insurance Department. Property casualty insurance company insolvencies or failures may result in additional security fund assessments to the Company at some future date. At this time the Company is unable to estimate the possible amounts, if any, of such assessments. Accordingly, the Company is unable to determine the impact, if any, such assessments may have on financial position or results of operations of the Company. The Company is permitted to assess premium surcharges on workers' compensation policies that are based on statutorily enacted rates. However, assessments by the various workers' compensation funds have recently exceeded the permitted surcharges resulting in additional expenses of $1,143,000, $0 and $0 in 2004, 2003 and 2002, respectively. As of December 31, 2004 the liability for the various workers' compensation funds, which includes amounts assessed on workers' compensation policies was $1,839,000. This amount is expected to be paid over an eighteen month period ending June 30, 2006.

NOTE 14 -- STATUTORY FINANCIAL INFORMATION AND ACCOUNTING POLICIES

   For regulatory purposes, TICNY, domiciled in the State of New York, prepares its statutory basis financial statements in accordance with practices prescribed or permitted by the State of New York Insurance Department ("statutory basis" or "SAP"). The more significant SAP variances from GAAP are as follows:

                               TOWER GROUP, INC.

NOTE 14 -- STATUTORY FINANCIAL INFORMATION AND ACCOUNTING POLICIES --
(CONTINUED)

   o Policy acquisition costs are charged to operations in the year such costs are incurred, rather than being deferred and amortized as premiums are earned over the terms of the policies.

   o Ceding commission revenues are earned when ceded premiums are written rather than being deferred and amortized as the underlying ceded premiums are earned over the term of the reinsurance agreements.

   o Certain assets including certain receivables, a portion of the net deferred tax asset, prepaid expenses and furniture and equipment are not admitted.

   o Investments in fixed-maturity securities are valued at NAIC value for statutory financial purposes, which is primarily amortized cost. GAAP requires certain investments in fixed-maturity securities to be reported at fair value.

   o Certain amounts related to ceded reinsurance are reported on a net basis within the statutory basis financial statements. GAAP requires these amounts to be shown gross.

   o For SAP purposes, changes in deferred income taxes relating to temporary differences between net income for financial reporting purposes and taxable income are recognized as a separate component of gains and losses in surplus rather than included in income tax expense or benefit as required under GAAP.

   For the years ended December 31, 2004, 2003 and 2002, TICNY reported statutory basis net (loss)/income of ($5,705,000), $2,782,000, and $2,612,000, respectively. At December 31, 2004 and 2003 TICNY reported statutory basis surplus as regards policyholders of $126,082,000 and $36,645,000, respectively. As of December 31, 2004 TICNY is required to maintain $4,900,000 of minimum capital and surplus in accordance with New York Insurance Law.

   Under New York law, TICNY is limited in the amount of dividends it can pay to Tower. Under New York law, TICNY may pay dividends to Tower only out of statutory earned surplus. In addition, the New York Insurance Department must approve any dividend declared or paid by TICNY that, together with all dividends declared or distributed by TICNY during the preceding twelve months, exceeds the lesser of (1) 10% of TICNY's policyholders' surplus as shown on its latest statutory financial statement filed with the New York State Insurance Department or (2) 100% of adjusted net investment income during the preceding twelve months immediately preceding the declaration or distribution of the current dividend increased by the excess, if any, of net investment income over dividends declared or distributed during the period commencing thirty-six months prior to the declaration or distribution of the current dividend and ending twelve months prior thereto. TICNY paid approximately $850,000, $363,000 and $1,555,000 in dividends to Tower in 2004, 2003, and
2002, respectively. As of December 31, 2004, the maximum distribution that TICNY could pay without prior regulatory approval was approximately
$2.8 million.

NOTE 15 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

   Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS 107") requires all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the balance sheet, for which it is practicable to estimate fair value. The Company uses the following methods and assumptions in estimating its fair value disclosures for financial instruments:

   EQUITY AND FIXED INCOME INVESTMENTS: Fair value disclosures for investments are included in "Note 2. Investments".

                               TOWER GROUP, INC.

NOTE 15 -- FAIR VALUE OF FINANCIAL INSTRUMENTS -- (CONTINUED)

   COMMON TRUST SECURITIES -- STATUTORY BUSINESS TRUSTS: Common trust securities are investments in related parties; as such it is not practical to estimate the fair value of these instruments. Accordingly, these amounts are reported using the equity method.

   SHORT-TERM INVESTMENTS: The carrying values reported in the accompanying balance sheets for the financial instruments approximate their fair values.

   AGENTS' BALANCES RECEIVABLE, ASSUMED PREMIUMS RECEIVABLE, RECEIVABLE-CLAIMS PAID BY AGENCY: The carrying values reported in the accompanying balance sheets for these financial instruments approximate their fair values.

   NOTES RECEIVABLE FROM RELATED PARTIES: Notes receivable are from related parties; as such it is not practicable to estimate the fair value of these instruments. Accordingly, these notes receivable are reported at their outstanding principal and accrued interest balances.

   REINSURANCE BALANCES PAYABLE, PAYABLE TO ISSUING CARRIER AND FUNDS
HELD: The carrying value reported in the balance sheet for these financial instruments approximates fair value.

   SUBORDINATED DEBENTURES: The carrying values reported in the accompanying balance sheets for these financial instruments approximate fair value. Fair value was estimated using projected cash flows, discounted at rates currently being offered for similar notes.

   LONG-TERM DEBT -- CIT: The carrying values reported in the accompanying balance sheets for these financial instruments approximate fair value. Fair value was estimated using projected cash flows, discounted at rates currently being offered for similar notes.

   SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK: The carrying values reported in the accompanying balance sheets for these financial instruments approximate fair value. Fair value was estimated using projected cash flows, discounted at rates currently being offered for similar securities.

                               TOWER GROUP, INC.

NOTE 16 -- EARNINGS PER SHARE

   The following table shows the computation of the Company's earnings per share (in 000's, except shares and per share amounts):

                                                                        INCOME          SHARES       PER SHARE
                                                                      (NUMERATOR)   (DENOMINATOR)     AMOUNT
                                                                      -----------   -------------    ---------
2004:
Net income........................................................      $9,029
Less: preferred stock dividends ..................................          --
                                                                        ------        ---------        -----
Basic EPS.........................................................       9,029        7,335,286        $1.23
                                                                        ------        ---------        =====
Effect of dilutive securities:
 Stock options  ..................................................          --          266,712
 Unvested restricted stock .......................................                      112,379
 Warrants  .......................................................          68          851,438
                                                                        ------        ---------
Diluted EPS.......................................................      $9,097        8,565,815        $1.06
                                                                        ======        =========        =====
2003:
Net income........................................................      $6,280
Less: preferred stock dividends ..................................        (158)
                                                                        ------
Basic EPS.........................................................       6,122        4,453,717        $1.37
                                                                        ------        ---------        =====
Effect of dilutive securities:
 Stock options ...................................................          --          204,300
 Warrants  .......................................................          84        1,049,999
                                                                        ------        ---------
Diluted EPS ......................................................      $6,206        5,708,016        $1.09
                                                                        ======        =========        =====
2002:
Net income........................................................      $5,633
Less: preferred stock dividends ..................................        (315)
                                                                        ------
Basic EPS.........................................................       5,318        4,500,000        $1.18
                                                                        ------        ---------        =====
Effect of dilutive securities:
 Stock options ...................................................          --          211,950
 Warrants  .......................................................          84        1,049,999
                                                                        ------        ---------
Diluted EPS ......................................................      $5,402        5,761,949        $0.94
                                                                        ======        =========        =====

   Am Re had the right to surrender shares of Series A Cumulative Preferred Stock for the exercise of warrants for the liquidation preference price of $50 per share of preferred stock surrendered. In applying the treasury stock method to the warrants, it was assumed that 16,000 preferred shares were liquidated at the beginning of each year presented and corresponding dividends were reduced. Am Re exercised these warrants in October 2004. These warrants are included in the computation of diluted EPS prior to their exercise.

   PXRE holds an option agreement to purchase 599,400 common shares of the Company for $16.67 per share. See "Note 5. Reinsurance". These options are not included in the computation of diluted EPS because their effect would be antidilutive.

NOTE 17 -- SEGMENT INFORMATION

   The Company manages its operations through three business segments: insurance (commercial and personal lines underwriting), reinsurance, and insurance services (managing general agency, claims administration and reinsurance intermediary operations). The Company considers many factors in determining

                               TOWER GROUP, INC.

NOTE 17 -- SEGMENT INFORMATION -- (CONTINUED)

reportable segments including economic characteristics, production sources, products or services offered and regulatory environment.

   In the insurance segment, TICNY provides commercial and personal lines insurance policies to businesses and individuals. TICNY's commercial lines products include commercial multiple-peril, monoline general liability, commercial umbrella, monoline property, workers' compensation and commercial automobile policies. Its personal lines products consist of homeowners, dwelling and other liability policies.

   In the reinsurance segment, TICNY assumes reinsurance directly from TRM's issuing companies or indirectly from reinsurers that provide reinsurance coverage directly to the issuing companies. TICNY assumes, as a reinsurer, a modest amount of the risk on the premiums that TRM's managing general agency produces.

   In the insurance services segment, TRM generates commission revenue from its managing general agency by producing premiums on behalf of its issuing companies and generates fees by providing claims administration and reinsurance intermediary services. Placing risks through TRM's issuing companies allows the Company to underwrite larger policies and gain exposure to market segments that are unavailable to TICNY due to its rating, financial size and geographical licensing limitations. TRM does not assume any risk on business produced by it. All of the risk is ceded by the issuing companies to a variety of reinsurers pursuant to reinsurance programs arranged by TRM's reinsurance intermediary working with outside reinsurance intermediaries. Through its issuing companies, TRM's managing general agency offers commercial package, monoline general liability, monoline property, commercial automobile and commercial umbrella products.

   The insurance services segments direct commission revenue is from two issuing carriers. Each issuing carrier provides less than 10% of the Company's consolidated total revenues. Although this segment is dependent upon two issuing carriers, it is management's opinion that the loss of one or both can be remedied by replacement issuing carriers. There is no intercompany commission revenue in the insurance services segment.

   The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates segment performance based on segment profit, which excludes investment income, realized gains and losses, interest expenses, income taxes and incidental corporate expenses. The Company does not allocate assets to segments because assets, which consist primarily of investments and fixed assets, are considered in total by management for decision making purposes.

                               TOWER GROUP, INC.

NOTE 17 -- SEGMENT INFORMATION -- (CONTINUED)

   Business segment results are as follows (in 000's):

                                                                                   2004       2003      2002
                                                                                  -------   -------    -------
INSURANCE SEGMENT
Revenues
 Net premiums earned .........................................................    $44,427   $22,365    $25,356
 Ceding commission revenue  ..................................................     39,983    35,311     21,399
 Policy billing fees .........................................................        671       545        376
                                                                                  -------   -------    -------
   TOTAL REVENUES.............................................................     85,081    58,221     47,131
Expenses
 Net loss and loss adjustment expenses .......................................     27,753    14,699     14,792
 Underwriting expenses .......................................................     47,804    36,955     26,570
                                                                                  -------   -------    -------
   TOTAL EXPENSES.............................................................     75,557    51,654     41,362
                                                                                  -------   -------    -------
Underwriting Profit...........................................................    $ 9,524   $ 6,567    $ 5,769
                                                                                  =======   =======    =======
REINSURANCE SEGMENT
Revenues
 Net premiums earned .........................................................    $ 1,137   $   576    $   652
 Ceding commission revenue ...................................................         --       294        473
                                                                                  -------   -------    -------
   TOTAL REVENUES.............................................................      1,137       870      1,125
Expenses
 Net loss and loss adjustment expenses .......................................       (693)      372      1,564
 Underwriting expenses .......................................................        248       211        500
                                                                                  -------   -------    -------
   Total Expenses.............................................................       (445)      583      2,064
                                                                                  -------   -------    -------
Underwriting Profit (Loss)....................................................    $ 1,582   $   287    $  (939)
                                                                                  =======   =======    =======
Insurance Services Segment
Revenues
 Direct commission revenue from managing general agency ......................    $11,546   $ 7,984    $ 4,693
 Claims administration revenue ...............................................      4,105     3,746      4,495
 Reinsurance intermediary fees ...............................................        730     1,100      3,240
 Policy billing fees .........................................................          8        --         --
                                                                                  -------   -------    -------
   TOTAL REVENUES.............................................................     16,389    12,830     12,428
                                                                                  -------   -------    -------
Expenses
 Direct commissions expense paid to producers ................................      7,432     5,394      3,361
 Other insurance services expenses (Underwriting expenses
   reimbursed to TICNY).......................................................      2,987     2,247      1,608
 Claims expense reimbursement to TICNY .......................................      4,019     3,648      4,399
                                                                                  -------   -------    -------
   TOTAL EXPENSES.............................................................     14,438    11,289      9,368
                                                                                  -------   -------    -------
 Insurance Services Pretax Income (Loss) .....................................    $ 1,951   $ 1,541    $ 3,060
                                                                                  =======   =======    =======

   Underwriting expenses in the insurance segment are net of expense reimbursements that are made by the insurance services segment pursuant to an expense sharing agreement between TRM and TICNY. In accordance with terms of this agreement, TRM reimburses TICNY for a portion of TICNY's underwriting and other expenses resulting from TRM's use of TICNY's personnel, facilities and equipment in underwriting insurance on behalf of TRM's issuing companies. The reimbursement for underwriting and other expenses is calculated as a minimum reimbursement of 5% of the premiums produced by TRM, and is adjustable

                               TOWER GROUP, INC.

NOTE 17 -- SEGMENT INFORMATION -- (CONTINUED)

according to the terms of the agreement based on the number of policies in force and additional expenses that may be incurred by TRM. The amount of this reimbursement was $2,987,000 in 2004, $2,247,000 in 2003 and $1,608,000 in
2002. TRM also reimburses TICNY, at cost, for claims administration expenses pursuant to the terms of this expense sharing agreement. Claims expenses reimbursed by TRM were $4,019,000 in 2004, $3,648,000 in 2003 and $4,399,000 in 2002.

   The following table reconciles revenues by segment to consolidated revenue (in 000's):

                                                                                       2004       2003       2002
                                                                                     --------    -------   -------
    Revenue
      Insurance segment .........................................................    $ 85,081    $58,221   $47,131
      Reinsurance segment........................................................       1,137        870     1,125
      Insurance services segment.................................................      16,389     12,830    12,428
                                                                                     --------    -------   -------
       Total segment revenues ...................................................     102,607     71,921    60,684
      Investment income .........................................................       5,070      2,268     1,933
      Realized capital gains.....................................................          13        493        95
                                                                                     --------    -------   -------
      Consolidated revenues......................................................    $107,690    $74,682   $62,712
                                                                                     ========    =======   =======

   The following table reconciles the results of our individual segments to consolidated income before taxes (in 000's):

                                                                                         2004      2003      2002
                                                                                       -------    -------   ------
    Insurance segment underwriting profit..........................................    $ 9,524    $ 6,567   $5,769
    Reinsurance segment underwriting profit (loss).................................      1,582        287     (939)
                                                                                       -------    -------   ------
       Total underwriting profit (loss)............................................     11,106      6,854    4,830
    Insurance services segment pretax income (loss)................................      1,951      1,541    3,060
    Net investment income..........................................................      5,070      2,268    1,933
    Net realized investment gains..................................................         13        493       95
    Corporate expenses.............................................................       (289)       (40)     (28)
    Interest expense...............................................................     (3,128)    (1,462)    (122)
                                                                                       -------    -------   ------
    Income before taxes............................................................    $14,723    $ 9,654   $9,768
                                                                                       =======    =======   ======

NOTE 18 -- SUBSEQUENT EVENTS

   On January 18, 2005 Tower Group, Inc. announced that it entered into a stock purchase agreement to acquire North American Lumber Insurance Company (NALIC), a shell company with active licenses in the following nine states: New Jersey, Connecticut, Massachusetts, Rhode Island, Vermont, Maryland, Delaware, South Carolina and Wisconsin. Tower Group, Inc. will pay $1,050,000 in cash at closing. An additional $75,000 per state will be paid within one year of the closing date contingent upon license reactivation in each of Pennsylvania and Maine.

   NALIC will be initially capitalized with part of the $26,000,000 raised by Tower Group, Inc. through two trust preferred offerings in December, 2004. See "Note 8. Debt". According to the terms of the agreement, all liabilities and assets of NALIC (which will be renamed) will be transferred to a liquidating trust prior to closing with the exception of its charter and insurance licenses. The transaction is subject to court approval in Massachusetts and is expected to close in March or April of 2005.

                               TOWER GROUP, INC.

NOTE 19 -- UNAUDITED QUARTERLY FINANCIAL INFORMATION

                                                                                   2004
                                                            --------------------------------------------------
                                                             FIRST     SECOND     THIRD     FOURTH     TOTAL
                                                            -------   -------    -------   -------    --------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues................................................    $21,704   $26,190    $26,464   $33,332    $107,690
Net Income..............................................      1,322     1,999      2,478     3,230       9,029
Net income per share:
 Basic .................................................       0.30      0.45       0.55      0.20        1.23
 Diluted ...............................................       0.23      0.35       0.43      0.19        1.06

                                                                                   2003
                                                             -------------------------------------------------
                                                              FIRST     SECOND     THIRD     FOURTH     TOTAL
                                                             -------   -------    -------   -------    -------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues.................................................    $16,778   $17,949    $20,536   $19,419    $74,682
Net Income...............................................      1,078     1,486      2,029     1,687      6,280
Net income per share:
 Basic ..................................................       0.22      0.31       0.46      0.38       1.37
 Diluted ................................................       0.18      0.25       0.36      0.30       1.09

                  GLOSSARY OF SELECTED REINSURANCE, INSURANCE
                              AND INVESTMENT TERMS


ACCIDENT YEAR LOSS RATIO:        Total losses and loss adjustment expense for
                                 insured events occurring during a particular year, regardless of when reported, as a percentage of premiums earned during that year.

ASSUME: To accept a ceding company's insurance or reinsurance on a line of business, risk or exposure.

ASSUMED PREMIUMS WRITTEN:        Premiums assumed by a reinsurer from a ceding
                                 company under a reinsurance agreement before deducting ceded premiums. Throughout this prospectus, direct and assumed premiums
                                 (written or earned) separately or together are also referred to as gross premiums.

ASSUMED REINSURANCE:             Portion of one or more risks that is ceded to
                                 a reinsurer by an insurance company or another reinsurer.

CALENDAR YEAR LOSS RATIO:        Total losses and loss adjustment expenses for
                                 insured events occurring during a particular year and change in loss reserves from prior accident years, as a percentage of premiums earned during that year.

CASUALTY INSURANCE:              Insurance that is primarily concerned with the
                                 losses caused by injuries to persons other than the policyholder and the legal liability imposed on the insured resulting therefrom.

CATASTROPHE REINSURANCE:         A form of excess of loss reinsurance that,
                                 subject to a specified limit, indemnifies the ceding company for the amount of loss in excess of a specified retention with respect to an accumulation of losses resulting from a catastrophe event. The actual reinsurance document is sometimes called a "catastrophe cover." These reinsurance contracts are typically designed to cover multiple or severe property insurance losses sustained as a result of a covered event or disaster affecting a specific geographic area.

CEDE; CEDENT; CEDING COMPANY:    When an insurance company or reinsurance
                                 company reinsures its liability with a
                                 reinsurer, it "cedes" business (premiums and risk) and is referred to as the "cedent" or "ceding company."

CEDED PREMIUMS:                  The amount of premiums written that are ceded
                                 to reinsurers.

CEDING COMMISSION REVENUE
AND EXPENSE:                     Fee received or paid for ceding or assuming
                                 reinsurance. This amount is generally based upon the cedent's cost of acquiring the business being reinsured (including commissions, premium taxes, assessments and miscellaneous administrative expense) and also may include a profit factor. If this fee is received, it is refer to as a revenue; if it is paid, it is refer to as an expense.

COMBINED RATIO:                  The sum of the loss ratio and the underwriting
                                 expense ratio.

DEFERRED ACQUISITION COSTS:      A portion of underwriting expenses, including
                                 commission expense on gross premiums written, commission income on ceded premiums written, premium taxes and certain other costs related to the acquisition of insurance contracts, which vary with and are primarily related to the production of business, are deferred and amortized as an expense over time to achieve a matching of revenues and expenses when reported in financial statements prepared in accordance with GAAP.

DIRECT COMMISSION REVENUE
AND EXPENSE:                     Amount paid by and insurance company to
                                 producers or managing general agent for
                                 producing premiums. This amount is an expense to an insurance company and revenue to a producer or managing general agent.

DIRECT PREMIUMS WRITTEN:         Premiums written by an insurer for insurance
                                 business written directly (as opposed to reinsurance assumed), before deducting ceded premiums. Throughout this prospectus, direct and assumed premiums (written or earned) separately or together are also referred to as gross premiums.

EARNED PREMIUMS:                 Earned premiums refer to premiums an insurance
                                 company has recorded as revenues during a specific accounting period. Written premiums are earned and recognized as revenue throughout the term of an insurance policy.
                                 For example, 25% of the premiums on a one-year policy with an effective date of October 1 would be earned in the year in which the policy is effective with the remainder of the premium earned in the following year.

EXCESS OF LOSS REINSURANCE:      Reinsurance that indemnifies the reinsured
                                 against all or a specified portion of losses on underlying insurance policies in excess of a specified amount, which is called an "attachment level" or "retention." Excess of loss reinsurance may be written in layers, in which a reinsurer or group of reinsurers accepts a band of coverage up to a specified amount. Any liability exceeding the outer limit of the program reverts to the ceding company, which also bears the credit risk of a reinsurer's insolvency.

FACULTATIVE REINSURANCE:         Reinsurance obtained on a case-by-case basis
                                 for all or part of the insurance provided by a single risk, exposure, or policy.

GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES ("GAAP"):             United States generally accepted accounting
                                 principles as defined by the American
                                 Institute of Certified Public Accountants or statements of the Financial Accounting
                                 Standards Board.

GROSS PREMIUMS EARNED:           Total of direct premiums earned plus assumed
                                 premiums earned, before the effect of ceded reinsurance.

GROSS PREMIUMS WRITTEN:          Total of direct premiums written plus assumed
                                 premiums written, before the effect of ceded reinsurance. Throughout this prospectus, direct and assumed premiums (written or earned) separately or together are also referred to as gross premiums.

INCURRED BUT NOT REPORTED
RESERVES ("IBNR"):               Reserves for estimated losses and loss
                                 adjustment expenses that have been incurred but not yet reported to the insurer, including estimates of future developments on claims losses which have been reported to the insurer.

INTERMEDIARY:                    Reinsurance broker who establishes reinsurance
                                 agreements on behalf of the reinsured.

LEVERAGE RATIOS:                 The gross and net leverage ratio is the ratio
                                 of gross and net premiums written,
                                 respectively, to statutory surplus.

LINE OF BUSINESS:                General classification referring to the type
                                 of insurance, such as fire, homeowners,
                                 general liability, workers' compensation, etc.

LOSS RATIO:                      Financial ratio calculated by dividing losses
                                 incurred (including loss adjustment expenses) by premiums earned. In this prospectus, the loss ratio we use is a calendar year loss ratio unless otherwise specified and a net loss ratio, unless otherwise specified.

LOSSES OR LOSS RESERVES:         Liabilities established by insurers and
                                 reinsurers to reflect the estimated cost of claims payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance premiums it has earned. In this prospectus, "Losses" or "Loss Reserves" include loss adjustment expenses unless otherwise noted.

LOSS ADJUSTMENT EXPENSES:        Expenses resulting from and associated with
                                 the handling of claims, including but not limited to investigation, adjustment, and defense of claims, and the portion of the insurer's general expenses allocated to claim settlement costs.

MANAGING GENERAL AGENT:          A licensed insurance agent who manages all or
                                 part of an insurer's insurance business. What distinguishes managing general agents from regular agents, who are sometimes referred to as "general agents," is the authority given to the managing general agent to conduct business as if it were the insurer. The most critical of such delegated powers are the authority to bind policies and the power to set reserves.
                                 In some situations, a managing general agent may also be granted claims settlement authority. The scope of any particular managing general agent's authority is governed by the contract the agent has with the insurer.

NET PREMIUMS EARNED:             Portion of net premiums written during or
                                 prior to a given period that are actually recognized as revenue during such period.

NET PREMIUMS WRITTEN:            Gross or direct premiums written for a given
                                 period less premiums ceded to reinsurers during such period.

OPERATING EXPENSES:              Our operating expenses consist of underwriting
                                 expenses related to TICNY's underwriting operations and agency expenses related to our agency operation conducted through TRM.

OTHER UNDERWRITING EXPENSES:     The portion of underwriting expenses that
                                 include salaries, rent, office supplies, depreciation and all other operating expenses not otherwise classified separately and boards, bureaus and taxes, which are the assessments of statistical agencies for items such as rating manuals, rating plans and experience data, as well as state and local taxes based on premiums, licenses and fees, assessments for fire patrol and contributions to workers' compensation and state security funds.

PRIMARY INSURANCE:               Insurance written by an insurance company
                                 directly with insureds, as distinguished from reinsurance.

PRODUCER:                        Any independent agent or broker who produces
                                 premium for an insurance company.

PROPERTY INSURANCE:              Insurance that provides coverage to a person
                                 or business with an insurable interest in such property for loss or loss of use of that property.

QUOTA SHARE REINSURANCE:         A form of pro rata (proportional) reinsurance
                                 in which the reinsurer assumes an agreed percentage of each risk being insured and shares all premiums and losses accordingly with the ceding company. Quota share reinsurance is usually arranged to apply to a ceding company's net retained account
                                 (i.e., after deducting all other reinsurance except perhaps excess of loss catastrophe reinsurance), but practice varies.

REINSURANCE:                     An arrangement in which an insurance company,
                                 called the ceding company, transfers insurance risk by ceding premiums to another insurance company, called the reinsurer. Conversely, the reinsurer receives or assumes reinsurance from the ceding company. Reinsurance can provide a ceding company with several benefits, including a reduction in net liability on individual risks and catastrophe protection from large or multiple losses. Reinsurance also provides a ceding company with additional underwriting capacity by permitting it to accept larger risks and write more business than would be possible without a concomitant increase in capital and surplus, and facilitates the maintenance of acceptable financial ratios by the ceding company.
                                 Reinsurance does not legally discharge the primary insurer from its liability with respect to its obligations to the insured.

RETENTION:                       The amount or portion of risk that an insurer
                                 retains for its own account. Losses in excess of the retention level up to the outer limit of the program, if any, are paid by the reinsurer.

STATUTORY ACCOUNTING
PRINCIPLES ("SAP"):              The principles associated with recording
                                 transactions and preparing financial
                                 statements in accordance with the rules and procedures prescribed or permitted by state insurance regulatory authorities. Also, pertains to accounting according to procedures established by the National Association of Insurance Commissioners. Statutory accounting principles tend to reflect a liquidating concept of accounting, rather than the going concern concept used in GAAP.

STATUTORY POLICYHOLDERS' SURPLUS
OR STATUTORY SURPLUS:            As determined under SAP, the amount remaining
                                 after all liabilities, including loss
                                 reserves, are subtracted from all admitted assets. Admitted assets are assets of an insurer prescribed or permitted by a state insurance regulator to be recognized on the statutory balance sheet. Statutory surplus is also referred to as "surplus" or "surplus as regards policyholders" for statutory accounting purposes.

SUBMISSION:                      An application for insurance coverage received
                                 by a primary insurer by a prospective
                                 policyholder or by a broker on behalf of such prospective policyholder for consideration of issuance of an insurance policy by that insurer.

TOTAL RETURN:                    The investment return over a specific time
                                 period that includes the investment income earned, realized capital gains and losses, and the change in the unrealized gain/loss. The total return percentage represents the total return divided by the weighted average market value of the portfolio during the holding period. The total return percentage is calculated on a monthly basis and linked to compute returns over longer time periods.

UNDERWRITING:                    The process of reviewing applications for
                                 insurance or reinsurance coverage, deciding whether to accept all or part of the coverage, and determining the applicable premiums.

UNDERWRITING CAPACITY:           The maximum amount that an insurance company
                                 can write. The limit is determined by the company's statutory surplus and a company's underwriting guidelines. Reinsurance serves to increase a company's capacity by reducing its net exposure from particular risk.

UNDERWRITING EXPENSE RATIO:      The ratio (expressed as a percentage)
                                 calculated by dividing operating expenses by net premiums earned.

UNDERWRITING EXPENSES:           The sum of direct commission expense and other
                                 underwriting expenses and the portions of administrative, general and other expenses attributable to underwriting operations.

UNDERWRITING PROFIT OR LOSS:     The pre-tax profit or loss experienced by a
                                 property and casualty insurance company or reinsurance company after deducting losses and loss adjustment expenses and underwriting expenses from net earned premiums. This profit or loss calculation includes reinsurance assumed and ceded but excludes investment income.

UNEARNED PREMIUMS:               The portion of written premiums allocable to
                                 coverage for the unexpired portion of the contract term as of a certain date. For example, 50% of the premiums written on a one-year policy with an effective date of July 1 would be earned as revenue through December 31 of that year with the remaining 50% of the premium being unearned (and included on the balance sheet as unearned premium reserve) as of that date.

YIELD: The yield at which a security was purchased, which is calculated based on the purchase price, coupon rate and the amortization of the purchase premium or discount to par over the life of the security. For callable bonds, the yield is based on the maturity date if purchased at a discount to par and the yield is based on the call date if purchased at a premium to par. The amortization of the premium or discount is based on the scientific method.

                               TOWER GROUP, INC.


                            [Tower Group, Inc. Logo]


                                     SHARES
                                  COMMON STOCK

                                ----------------

                                     , 2005

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

   The following table sets forth the expenses payable by the Registrant in connection with the issuance and distribution of the common stock being registered hereby. All of such expenses are estimates, other than the filing and listing fees payable to the Securities and Exchange Commission, the Nasdaq National Market and the National Association of Securities Dealers, Inc.

     Filing Fee--Securities and Exchange Commission .....................   $    879
     Filing Fee--National Association of Securities Dealers .............      1,246
     Fees and Expenses of Counsel .......................................       *
     Printing Expenses ..................................................       *
     Fees and Expenses of Accountants ...................................       *
     Miscellaneous Expenses .............................................       *
                                                                            --------
     Total ..............................................................       *
                                                                            ========

---------------
*   To be provided by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers, as well as other employees and individuals, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not excluding other rights to which those seeking indemnification may be entitled under any certificate of incorporation, bylaws, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant's amended and restated certificate of incorporation provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

   Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transactions from which the director derived an improper personal benefit. The Registrant's amended and restated certificate of incorporation provides for such limitations of liability.

   The Registrant maintains standard policies of insurance under which coverage is provided (i) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (ii) to the Registrant with respect to payments which may be made by the Registrant to such directors and officers pursuant to the above indemnification provision or otherwise as a matter of law.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

   Within the past three years, we have issued unregistered securities as described below. None of the transactions involved any public offering, and the Registrant believes that each transaction, if deemed to be a sale of a security, was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder, Rule 144A, pursuant to sales of securities to institutional buyers, or Rule 701, pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, such securities were restricted as to transfers and appropriate legends were affixed to the share certificates and instruments issued in such transactions.

   Within the past three years, we have issued options to purchase an aggregate of 307,200 shares of our common stock under our 2001 Stock Award Plan to various employees and officers. On September 28, 2004, we issued 3,600 shares of our common stock upon the exercise of an employee stock option at an exercise price of $2.78 per share. On September 29, 2004, we issued options to purchase 161,077 shares of our common stock under our 2004 Long-Term Equity Compensation Plan to various executive officers. There were no underwriters involved in these issuances, which were made in reliance on Rule 701 under the Securities Act.

   On May 15, 2003, Tower Group Statutory Trust I, a financing subsidiary of Tower Group, Inc., issued and sold 10,000 floating rate trust preferred securities in the aggregate amount of $10,000,000 to I-Preferred Term Securities II, Ltd. On the same date, Tower Group, Inc. Statutory Trust I used the proceeds from the sale of the floating rate trust preferred securities, combined with the proceeds from its sale to Tower Group, Inc. of its common securities in an aggregate amount of $310,000, to purchase junior subordinated deferrable interest debentures of Tower Group, Inc. in the aggregate principal amount of $10,310,000.

   On September 30, 2003, Tower Group Statutory Trust II, a financing subsidiary of Tower Group, Inc., issued and sold 10,000 floating rate trust preferred securities in the aggregate amount of $10,000,000 to Dekania CDO I, Ltd. On the same date, Tower Group Statutory Trust II used the proceeds from the sale of the floating rate trust preferred securities, combined with the proceeds from its sale to Tower Group, Inc. of its common securities in an aggregate amount of $310,000, to purchase junior subordinated deferrable interest notes of Tower Group, Inc. in the aggregate principal amount of $10,310,000.

   Both issuances of trust preferred securities were exempt from registration under the Securities Act in reliance on Section 4(2) and the subsequent resales of the securities were exempt by virtue of Rule 144A under the Securities Act. The co-placement agents for the first of the two transactions were FTN Financial Capital Markets and Keefe, Bruyette & Woods, Inc., who were each compensated $150,000 in connection with this transaction. The placement agents for the second transaction were Merrill Lynch International and Friedman, Billings, Ramsey & Co., Inc., who were compensated $300,000 in connection with this transaction.

   On August 1, 2004, 131,888 shares of restricted stock were issued to Michael
H. Lee and 8,793 shares of restricted stock were issued to Francis M. Colalucci. The shares of restricted stock issued to Mr. Lee will vest in equal installments over a four year period. The shares of restricted stock issued to Mr. Colalucci will vest in installments over a two and a half year period. There were no underwriters involved in these issuances.

   On September 29, 2004, 68,832 shares of restricted stock were issued to various employees and officers. There were no underwriters involved in these issuances, which were made in reliance on Rule 701 under the Securities Act.

   On November 10, 2004, the Company's Board of Directors authorized the issuance of 1,768 shares of restricted stock to all non-employee directors. These shares amortized ratably from grant date until the end of their vesting period on March 31, 2005. There were no underwriters involved in these issuances.

   On December 15, 2004, Tower Group Statutory Trust III, a financing subsidiary of Tower Group, Inc., issued and sold 10,000 fixed/floating rate trust preferred securities in the aggregate amount of $13,000,000 to Preferred Term Securities XVI, Ltd. On the same date, Tower Group Statutory Trust III used the proceeds from the sale of the fixed/floating rate trust preferred securities, combined with the proceeds from its sale to Tower Group, Inc. of its common securities in an aggregate amount of $403,000, to purchase junior subordinated deferrable interest notes of Tower Group, Inc. in the aggregate principal amount of $13,403,000.

   On December 21, 2004 Tower Group Statutory Trust IV, a financing subsidiary of Tower Group, Inc., issued and sold 13,000 floating rate trust preferred securities in the aggregate amount of $13,000,000 to Merrill Lynch International. On the same date, Tower Group Statutory Trust IV used the proceeds from the sale of the floating rate trust preferred securities, combined with the proceeds from its sale to Tower Group, Inc. of its common securities in an aggregate amount of $403,000, to purchase junior subordinated deferrable interest notes of Tower Group, Inc. in the aggregate principal amount of $13,403,000.

   Both issuances of trust preferred securities were exempt from registration under the Securities Act in reliance on Section 4(2) and the subsequent resales of the securities were exempt by virtue of Rule 144A under the Securities Act. The co-placement agents for the first of the two transactions were FTN Financial Capital Markets and Keefe, Bruyette & Woods, Inc., who were each compensated $131,000 in connection with this transaction. The placement agent for the second transaction was Cohen Bros. & Company who was compensated $252,000 in connection with this transaction.

   On March 31, 2005, the Company's Compensation Committee authorized the issuance of 6,000 shares of restricted stock to Francis M. Colalucci, Senior Vice President, Chief Financial Officer and Treasurer. The shares vest in installments over a three-year period from the date of grant contingent upon Mr. Colalucci's continuous employment with the Company from the date of grant through the vesting date. There were no underwriters involved in these issuances.

   On April 1, 2005, the Company's Board of Directors authorized the issuance of 1,312 shares of restricted stock to each of its four non-employee Directors, or 5,248 shares in total. These shares will amortize ratably from grant date until the end of their vesting period on April 1, 2006. There were no underwriters involved in these issuances.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

   (a) Exhibits

EXHIBIT
NUMBER         DESCRIPTION OF DOCUMENT

3.1 Amended and Restated Certificate of Incorporation of Tower Group, Inc., incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (Amendment No. 2) (No. 333-115310) filed on July 23, 2004

3.2 Amended and Restated By-laws of Tower Group, Inc., incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 (Amendment No. 2) (No. 333-115310) filed on July 23, 2004

4.1            Specimen Common Stock Certificate, incorporated by reference to
               Exhibit 4.1 to the Company's Registration Statement on Form S-1 (Amendment No. 6) (No. 333-115310) filed on September 30, 2004

4.2 Purchase Agreement, dated as of June 30, 2001, by and between Tower Group, Inc. and PXRE Reinsurance Ltd., incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1 (Amendment No. 2) (No. 333-115310) filed on July 23, 2004

4.3 Warrant issued to Friedman, Billings, Ramsey & Co., incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-1 (Amendment No. 3) (No. 333-115310) filed on August 25, 2004

10.1 Employment Agreement, dated as of August 1, 2004, by and between Tower Group, Inc. and Michael H. Lee, incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 (Amendment No. 3) (No. 333-115310) filed on August 25, 2004

10.2 Employment Agreement, dated as of August 1, 2004, by and between Tower Group, Inc. and Steven G. Fauth, incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 (Amendment No. 3) (No. 333-115310) filed on August 25, 2004

10.3 Employment Agreement, dated as of August 1, 2004, by and between Tower Group, Inc. and Francis M. Colalucci, incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1 (Amendment No. 3) (No. 333-115310) filed on August 25, 2004

EXHIBIT
NUMBER         DESCRIPTION OF DOCUMENT

10.4 Employment Agreement, dated as of August 1, 2004, by and between Tower Group, Inc. and Ian Drachman, incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1 (Amendment No. 3) (No. 333-115310) filed on August 25, 2004

10.5 Employment Agreement, dated as of August 1, 2004, by and between Tower Group, Inc. and Christian K. Pechmann, incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1 (Amendment No. 3) (No. 333-115310) filed on August 25, 2004

10.6 Employment Agreement, dated as of August 1, 2004, by and between Tower Group, Inc. and Joel Weiner, incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 (Amendment No. 3) (No. 333-115310) filed on August 25, 2004

10.7 2004 Long-Term Equity Compensation Plan, incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 (Amendment No. 6) (No. 333-115310) filed on September 30, 2004

10.8           2001 Stock Award Plan, incorporated by reference to Exhibit
               10.8 to the Company's Registration Statement on Form S-1 (No. 333-115310) filed on May 7, 2004

10.9           2000 Deferred Compensation Plan, incorporated by reference to
               Exhibit 10.9 to the Company's Registration Statement on Form S-1 (Amendment No. 6) (No. 333-115310) filed on September 30, 2004

10.10 Amended & Restated Declaration of Trust, dated as of May 15, 2003, by and between Tower Group, Inc., Tower Statutory Trust I and U.S. Bank National Association, incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1 (No. 333-115310) filed on May 7, 2004

10.11 Indenture, dated as of May 15, 2003, by and between Tower Group, Inc. and U.S. Bank National Association, incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1 (No. 333-115310) filed on May 7, 2004

10.12 Guarantee Agreement, dated as of May 15, 2003, by and between Tower Group, Inc. and U.S. Bank National Association, incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1 (No. 333-115310) filed on May 7, 2004

10.13 Amended and Restated Trust Agreement, dated as of September 30, 2003, by and between Tower Group, Inc., JPMorgan Chase Bank, Chase Manhattan Bank USA, National Association and Michael H. Lee, Steven G. Fauth and Francis M. Colalucci as Administrative Trustees of Tower Group Statutory Trust II, incorporated by reference to Exhibit 10.13 to the Company's Registration Statement on Form S-1 (No. 333-115310) filed on May 7, 2004

10.14 Junior Subordinated Indenture, dated as of September 30, 2003, by and between Tower Group, Inc. and JPMorgan Chase Bank, incorporated by reference to Exhibit 10.14 to the Company's Registration Statement on Form S-1 (No. 333-115310) filed on May 7, 2004

10.15 Guarantee Agreement, dated as of September 30, 2003, by and between Tower Group, Inc. and JPMorgan Chase Bank, incorporated by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-1 (No. 333-115310) filed on May 7, 2004

10.16 Service and Expense Sharing Agreement, dated as of December 28, 1995, by and between Tower Insurance Company of New York and Tower Risk Management Corp., incorporated by reference to
               Exhibit 10.16 to the Company's Registration Statement on Form S-1 (No. 333-115310) filed on May 7, 2004

10.17 Real Estate Lease and amendments thereto, by and between Broadpine Realty Holding Company, Inc. and Tower Insurance Company of New York, incorporated by reference to Exhibit 10.17 to the Company's Registration Statement on Form S-1 (Amendment No. 1) (No. 333-115310) filed on June 24, 2004

EXHIBIT
NUMBER         DESCRIPTION OF DOCUMENT

10.18 License and Services Agreement, dated as of June 11, 2002, by and between AgencyPort Insurance Services, Inc. and Tower Insurance Company of New York, incorporated by reference to
               Exhibit 10.18 to the Company's Registration Statement on Form S-1 (Amendment No. 3) (No. 333-115310) filed on August 25, 2004

10.19 Agreement, dated as of April 17, 1996, between Morstan General Agency, Inc. and Tower Risk Management Corp., incorporated by reference to Exhibit 10.19 to the Company's Registration Statement on Form S-1 (No. 333-115310) filed on May 7, 2004

10.20 Managing General Agency Agreement, dated January 1, 2002, by and between Virginia Surety Company and Tower Risk Management Corp., incorporated by reference to Exhibit 10.20 to the Company's Registration Statement on Form S-1 (Amendment No. 1) (No. 333-115310) filed on June 24, 2004

10.21 General Agency Agreement by and among State National Insurance Company, Inc., Tower Insurance Company of New York and Tower Risk Management Corp., incorporated by reference to Exhibit
               10.21 to the Company's Registration Statement on Form S-1 (Amendment No. 1) (No. 333-115310) filed on June 24, 2004

10.22 Quota Share Reinsurance Agreement, dated as of January 1, 2004, by and between Tower Insurance Company of New York and Converium Reinsurance (North America) Inc., incorporated by reference to Exhibit 10.22 to the Company's Registration Statement on Form S-1 (Amendment No. 3) (No. 333-115310) filed on August 25, 2004

10.23 Quota Share Reinsurance Agreement, dated as of January 1, 2004, by and between Tower Insurance Company of New York, Tokio Millennium Re Ltd. and Hannover Reinsurance (Ireland) Ltd. and E+S Reinsurance (Ireland) Ltd., incorporated by reference to
               Exhibit 10.23 to the Company's Registration Statement on Form S-1 (Amendment No. 3) (No. 333-115310) filed on August 25, 2004

10.24 Amended and Restated Promissory Note, dated August 2, 2004, by Michael H. Lee in favor of Tower Risk Management, Inc., incorporated by reference to Exhibit 10.24 to the Company's Registration Statement on Form S-1 (Amendment No. 6) (No. 333-115310) filed on September 30, 2004

10.25 Quota Share Reinsurance Agreement, dated as of October 1, 2003, by and between Tower Insurance Company of New York and Tokio Millennium Re Ltd., incorporated by reference to Exhibit 10.25 to the Company's Registration Statement on Form S-1 (No. 333-115310) filed on May 7, 2004

10.26 Quota Share Reinsurance Agreement, dated as of January 1, 2003, by and between Tower Insurance Company of New York and PXRE Reinsurance Company and PMA Capital Insurance Company, incorporated by reference to Exhibit 10.26 to the Company's Registration Statement on Form S-1 (Amendment No. 1) (No. 333-115310) filed on June 24, 2004

10.27 Aggregate Excess of Loss Retrocession Agreement, dated as of January 1, 2004, by and between Converium Reinsurance (North America) Inc. and Tower Insurance Company of New York, incorporated by reference to Exhibit 10.27 to the Company's Registration Statement on Form S-1 (No. 333-115310) filed on May 7, 2004

10.28 Aggregate Excess of Loss Retrocession Agreement, dated as of January 1, 2004, by and between Hannover Reinsurance (Ireland) Ltd. and E+S Reinsurance (Ireland) Ltd. and Tower Insurance Company of New York, incorporated by reference to Exhibit 10.28 to the Company's Registration Statement on Form S-1 (No. 333-115310) filed on May 7, 2004

10.29 Excess of Liability Reinsurance Agreement dated as of January 1, 2004, by and between State National Insurance Company, Tower Insurance Company of New York and Tower Risk Management Corporation, incorporated by reference to Exhibit 10.29 to the Company's Registration Statement on Form S-1 (No. 333-115310) filed on May 7, 2004

EXHIBIT
NUMBER         DESCRIPTION OF DOCUMENT

10.30 Commercial Renewal Rights Agreement, dated as of September 13, 2004, by and among OneBeacon Insurance Group LLC, each of the insurance company subsidiaries of OneBeacon Insurance Group LLC listed therein and Tower Group, Inc., incorporated by reference to Exhibit 10.30 to the Company's Registration Statement on Form S-1 (Amendment No. 5) (No. 333-115310) filed on
               September 15, 2004

10.31 Addendum No. 1 to the Quota Share Reinsurance Agreement, effective January 1, 2004 by and between Tower Insurance Company of New York and Converium Reinsurance (North America) Inc., incorporated by reference to Exhibit 10.31 to the Company's Registration Statement on Form S-1 (Amendment No. 6) (No. 333-115310) filed on September 30, 2004

10.32 Addendum No. 1 to the Quota Share Reinsurance Agreement, effective January 1, 2004, by and between Tower Insurance Company of New York, Tokio Millenium Re Ltd. and Hannover Reinsurance (Ireland) Ltd. and E+S Reinsurance (Ireland) Ltd., incorporated by reference to Exhibit 10.32 to the Company's Registration Statement on Form S-1 (Amendment No. 6) (No. 333-115310) filed on September 30, 2004

10.33 General Agency Agreement, effective October 1, 2004, by and among State National Insurance Company Inc., Tower Insurance Company of New York and Tower Risk Management Corp. (Equipment breakdown business) , incorporated by reference to Exhibit
               10.33 to the Company's Annual Statement on Form 10-K (No. 000-50990) filed on March 22, 2005

10.34 General Agency Agreement, effective October 1, 2004, by and among State National Insurance Company Inc., Tower Insurance Company of New York and Tower Risk Management Corp. (Umbrella business), incorporated by reference to Exhibit 10.34 to the Company's Annual Statement on Form 10-K (No. 000-50990) filed on March 22, 2005

10.35          Excess of Liabilities Reinsurance Agreement, effective
               October 1, 2004, by and among State National Insurance Company Inc., Tower Insurance Company of New York and Tower Risk Management Corp. (Umbrella business), incorporated by reference to Exhibit 10.35 to the Company's Annual Statement on Form 10-K (No. 000-50990) filed on March 22, 2005

10.36 Stock purchase agreement by and among Tower Group, Inc,, Lawrenceville Holdings, Inc. and MIIX Insurance Company in rehabilitation dated August 2, 2005

21.1           Subsidiaries of the registrant

23.1           Consent of Johnson Lambert & Co.

24.1           Power of Attorney (included as part of the signature pages)
---------------

   (b) Financial Statement Schedules

   Schedule I - Summary of investments - other than investments in related parties.

   Schedule II - Condensed financial information of registrant.

   Schedule III - Supplementary insurance information.

   Schedule IV - Reinsurance.

   Schedule V - Valuation and qualifying accounts.

   Schedule VI - Supplemental information concerning property-casualty insurance operations.

ITEM 17. UNDERTAKINGS.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that:

   (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

   (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, state of New York, on the 19th day of August, 2005.

                               TOWER GROUP, INC.

                               By: /s/ Michael H. Lee
                                   ---------------------------------------------
                                   Name:  Michael H. Lee
                                   Title: Chairman, President and Chief
                                          Executive Officer


                               POWER OF ATTORNEY

   Know all men by these presents, that each of the undersigned directors and officers of Tower Group, Inc., a Delaware corporation, which is filing a Registration Statement on Form S-1 with the Securities and Exchange
Commission, Washington, D.C. 20549 under the provisions of the Securities Act of 1933, hereby constitutes and appoints Michael H. Lee and Steven G. Fauth, and each of them, the individual's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign such registration statement and any or all amendments, including post-effective amendments to the registration statement, including a prospectus or an amended prospectus therein and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on the 19th day of August, 2005.

               SIGNATURE                                            TITLE                                      DATE
                ---------                                           -----                                      ----
  /s/ Michael H. Lee                                Chairman of the Board, President and                     8/19/05
  -------------------------------------                    Chief Executive Officer                    --------------------
             Michael H. Lee                             (Principal Executive Officer)

  /s/ Francis M. Colalucci                   Senior Vice President, Chief Financial Officer and
  -------------------------------------                      Treasurer, Director                             8/19/05
          Francis M. Colalucci                          (Principal Financial Officer,                 --------------------
                                                        Principal Accounting Officer)
  /s/ Steven G. Fauth                                                                                        8/19/05
  -------------------------------------     Senior Vice President, General Counsel and Secretary,     --------------------
             Steven G. Fauth                                      Director

  /s/ Steven W. Schuster
  -------------------------------------                                                                      8/19/05
           Steven W. Schuster                                     Director                            --------------------

  /s/ Charles A. Bryan
  -------------------------------------                                                                      8/19/05
            Charles A. Bryan                                      Director                            --------------------

  /s/ Gregory T. Doyle
  -------------------------------------                                                                      8/19/05
            Gregory T. Doyle                                      Director                            --------------------

  /s/ Austin Young
  -------------------------------------                                                                      8/19/05
              Austin Young                                        Director                            --------------------

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
                        ON FINANCIAL STATEMENT SCHEDULES


To the Board of Directors
Tower Group, Inc.

The audits referred to in our report dated February 22, 2005 included the related financial statement schedules as of December 31, 2004, and for each of the years in the three-year period ended December 31, 2004, included in this registration statement. These financial statement schedules are the responsibility of Tower Group, Inc.'s management. Our responsibility is to express an opinion on these financial statement schedules based on our audits. In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.


                                                      /s/ JOHNSON LAMBERT & CO.

Reston, Virginia
February 22, 2005

                               TOWER GROUP, INC.

         SCHEDULE I -- SUMMARY OF INVESTMENTS -- OTHER THAN INVESTMENTS
                               IN RELATED PARTIES

                                                                           DECEMBER 31, 2004
                                                                 --------------------------------------
                                                                                             AMOUNT
                                                                                          REFLECTED ON
                                                                   COST     FAIR VALUE    BALANCE SHEET
                                                                 --------   ----------    -------------
                                                                            ($ IN THOUSANDS)
Fixed maturities:
Available for sale:
 U.S. Treasury securities and obligations
  of U.S. Government agencies................................    $ 21,458    $ 21,420       $ 21,420
 Corporate securities .......................................      48,898      49,381         49,381
 Mortgage-backed securities .................................      64,116      64,159         64,159
 Asset-backed securities ....................................      12,443      12,473         12,473
 Other taxable fixed maturity securities ....................         250         243            243
 Municipal securities .......................................      76,397      76,847         76,847
                                                                 --------   ----------    -------------
TOTAL FIXED MATURITIES ......................................     223,562     224,523        224,523
Equity securities -- available for sale .....................       1,827       2,485          2,485
Common trust securities -- statutory business trusts,
  equity method..............................................       1,426       1,426          1,426
                                                                 --------   ----------    -------------
TOTAL INVESTMENTS ...........................................    $226,815    $228,434       $228,434
                                                                 ========    ========       ========

                               TOWER GROUP, INC.

        SCHEDULE II -- CONDENSED FINANCIAL INFORMATON OF THE REGISTRANT
                            CONDENSED BALANCE SHEETS

                                                                                       DECEMBER 31,
                                                                                    -------------------
                                                                                      2004       2003
                                                                                    --------    -------
                                                                                     ($ IN THOUSANDS)
ASSETS
 Cash and cash equivalents ......................................................   $ 26,910    $ 4,567
 Investment in subsidiaries .....................................................    147,775     39,980
 Common trust securities -- statutory business trusts, equity method ............      1,426        620
 Intangible assets ..............................................................      4,888         --
 Notes receivable from related parties ..........................................         --         44
 Federal income tax recoverable .................................................         --        879
 Other assets  ..................................................................      1,587        802
                                                                                    --------    -------
    TOTAL ASSETS ................................................................   $182,586    $46,892
                                                                                    --------    -------
LIABILITIES
 Subordinated debentures ........................................................   $ 47,426    $20,620
 Long-term debt -- CIT ..........................................................         --      5,588
 Payable to subsidiaries ........................................................         --      4,400
 Accounts payable and accrued expenses ..........................................      5,586         63
 Federal income taxes payable ...................................................        127         --
 Dividends payable ..............................................................         --        160
 Series A cumulative redeemable preferred stock .................................         --      3,000
                                                                                    --------    -------
    TOTAL LIABILITIES ...........................................................     53,139     33,831
                                                                                    --------    -------
STOCKHOLDERS' EQUITY ............................................................    129,447     13,061
                                                                                    --------    -------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ......................................   $182,586    $46,892
                                                                                    ========    =======

                               TOWER GROUP, INC.

        SCHEDULE II -- CONDENSED FINANCIAL INFORMATON OF THE REGISTRANT

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                           2004       2003       2002
                                                                         --------   --------    -------
                                                                                ($ IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income .........................................................    $  9,029   $  6,280    $ 5,633
 Adjustments to reconcile net income to net cash
   (used in) provided by operations:
   Dividends received from consolidated subsidiaries.................         850        363      2,415
   Equity in undistributed net income of subsidiaries................     (10,544)    (6,888)    (5,657)
   Amortization of debt issuance costs...............................         178         --         --
   Amortization of restricted stock..................................         310         --         --
 (Increase) decrease in assets:
   Federal income tax recoverable....................................       1,006       (879)        --
   Intangible asset..................................................      (4,888)        --         --
   Other assets......................................................        (804)         7         11
 (Increase) decrease in liabilities:
   Accounts payable and accrued expenses.............................       5,523         63        (32)
   Payable to subsidiaries...........................................      (4,400)       234      1,310
   Dividends payable.................................................        (160)        --         --
                                                                         --------   --------    -------
Net cash flows (used) provided by operations ........................      (3,900)      (820)     3,680
                                                                         --------   --------    -------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Investment in subsidiary ...........................................    (98,096)    (17,105)     --
                                                                         --------   --------    -------
 Net cash flows used in investing activities ........................    (98,096)    (17,105)        --
                                                                         --------   --------    -------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Repayment of redeemable preferred stock ............................      (3,000)        --         --
 Repayment of long-term debt -- CIT .................................      (5,588)        --         --
 Decrease in notes receivable from related parties ..................          44         --         --
 Proceeds from issuance of subordinated debentures ..................      26,806     25,588         --
 Deferred cost, long-term debt ......................................          --       (786)        --
 Purchase of common trust securities -- statutory
   business trusts...................................................        (806)        --         --
 Stock repurchase ...................................................          --       (514)        --
 Exercise of stock options ..........................................         200         --         --
 IPO and private placement, net proceeds ............................     107,845         --         --
 Dividends paid .....................................................      (1,162)    (1,811)      (670)
                                                                         --------   --------    -------
Net cash flows provided by (used in) financing activities ...........     124,339     22,477       (670)
                                                                         --------   --------    -------
INCREASE IN CASH AND CASH EQUIVALENTS ...............................      22,343      4,552      3,010
Cash and cash equivalents, beginning of year ........................       4,567         15     (2,995)
                                                                         --------   --------    -------
CASH AND CASH EQUIVALENTS, END OF YEAR ..............................    $ 26,910   $  4,567    $    15
                                                                         ========   ========    =======

                               TOWER GROUP, INC.
                 SCHEDULE II -- CONDENSED FINANCIAL INFORMATON
                               OF THE REGISTRANT

                       CONDENSED STATEMENTS OF INCOME AND
                              COMPREHENSIVE INCOME

                                                                              YEAR ENDED DECEMBER 31,
                                                                             --------------------------
                                                                                2004     2003      2002
                                                                             -------   ------    ------
                                                                                  ($ IN THOUSANDS)
REVENUES
Net investment income ...................................................    $    75   $   42    $   --
                                                                             -------   ------    ------
 Total Revenue ..........................................................         75       42        --
                                                                             -------   ------    ------
Equity in net earnings of subsidiaries ..................................     10,544    6,888     5,657
EXPENSES
Other operating expenses ................................................        289       40        28
Interest expense ........................................................      2,015      854        --
                                                                             -------   ------    ------
INCOME BEFORE INCOME TAXES ..............................................      8,315    6,036     5,629
                                                                             -------   ------    ------
Benefit for income taxes ................................................       (714)    (244)       (4)
                                                                             -------   ------    ------
 NET INCOME .............................................................    $ 9,029   $6,280    $5,633
                                                                             =======   ======    ======
COMPREHENSIVE NET INCOME
 Net income .............................................................    $ 9,029   $6,280    $5,633
 Other comprehensive income:
   Gross unrealized investment holding
    gains arising during period .........................................         44      617     1,437
   Less: reclassification adjustment for
    gains included in net income ........................................        (13)    (493)      (95)
                                                                             -------   ------    ------
                                                                                  31      124     1,342
   Income tax expense related to items
    of other comprehensive income .......................................        (27)     (42)     (456)
                                                                             -------   ------    ------
   Total other comprehensive net income..................................          4       82       886
                                                                             -------   ------    ------
    COMPREHENSIVE NET INCOME ............................................    $ 9,033   $6,362    $6,519
                                                                             =======   ======    ======

                               TOWER GROUP, INC.

        SCHEDULE II -- CONDENSED FINANCIAL INFORMATON OF THE REGISTRANT

             CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                    ACCUMULATED                   UNEARNED
                                                   CLASS A   CLASS B                   OTHER                   COMPENSATION -
                                         COMMON    COMMON     COMMON    PAID-IN    COMPREHENSIVE    RETAINED     RESTRICTED
                                          STOCK     STOCK     STOCK     CAPITAL      NET INCOME     EARNINGS        STOCK
                                         ------    -------   -------    --------   -------------    --------   --------------
                                                                           ($ IN THOUSANDS)
BALANCE AT DECEMBER 31, 2001 .........    $ 45      $ --       $ --     $  2,285       $   80       $   926        $    --
                                          ----      ----       ----     --------       ------       -------        -------
 Dividends declared ..................      --        --         --           --           --          (788)            --
 Net income ..........................      --        --         --           --           --         5,633             --
 Net unrealized appreciation on
  securities available for sale, net
  of income tax.......................      --        --         --           --          886            --             --
                                          ----      ----       ----     --------       ------       -------        -------
BALANCE AT DECEMBER 31, 2002 .........      45        --         --        2,285          966         5,771             --
                                          ----      ----       ----     --------       ------       -------        -------
 Stock repurchase ....................      --        --         --           --           --            --             --
 Capital restructuring ...............     (45)       21         24           --           --            --             --
 Dividends declared ..................      --        --         --           --           --        (1,854)            --
 Net income ..........................      --        --         --           --           --         6,280             --
 Net unrealized appreciation on
  securities available for sale,
  net of income tax...................      --        --         --           --           82            --             --
                                          ----      ----       ----     --------       ------       -------        -------
BALANCE AT DECEMBER 31, 2003 .........      --        21         24        2,285        1,048        10,197             --
                                          ----      ----       ----     --------       ------       -------        -------
 Capital restructuring ...............      45       (21)       (24)          --           --            --             --
 Dividends declared ..................      --        --         --           --           --        (1,002)            --
 IPO and private
  placement, net proceeds.............     141        --         --      107,704           --            --             --
 Stock based compensation ............       3        --         --        2,395           --            --         (1,908)
 Warrant exercise ....................       9        --         --           (9)          --            --             --
 Net income ..........................      --        --         --           --           --         9,029             --
 Net unrealized appreciation on
  securities available for sale, net
  of income tax.......................      --        --         --           --            4            --             --
                                          ----      ----       ----     --------       ------       -------        -------
BALANCE AT DECEMBER 31, 2004 .........    $198      $ --       $ --     $112,375       $1,052       $18,224        $(1,908)
                                          ====      ====       ====     ========       ======       =======        =======


                                                         TOTAL
                                         TREASURY    STOCKHOLDERS'
                                           STOCK        EQUITY
                                         --------    -------------
                                             ($ IN THOUSANDS)
BALANCE AT DECEMBER 31, 2001 .........     $  --       $  3,336
                                           -----       --------
 Dividends declared ..................        --           (788)
 Net income ..........................        --          5,633
 Net unrealized appreciation on
  securities available for sale, net
  of income tax.......................        --            886
                                           -----       --------
BALANCE AT DECEMBER 31, 2002 .........        --          9,067
                                           -----       --------
 Stock repurchase ....................      (514)          (514)
 Capital restructuring ...............        --             --
 Dividends declared ..................        --         (1,854)
 Net income ..........................        --          6,280
 Net unrealized appreciation on
  securities available for sale,
  net of income tax...................        --             82
                                           -----       --------
BALANCE AT DECEMBER 31, 2003 .........      (514)        13,061
                                           -----       --------
 Capital restructuring ...............        --             --
 Dividends declared ..................        --         (1,002)
 IPO and private
  placement, net proceeds.............        --        107,845
 Stock based compensation ............        20            510
 Warrant exercise ....................        --             --
 Net income ..........................        --          9,029
 Net unrealized appreciation on
  securities available for sale, net
  of income tax.......................        --              4
                                           -----       --------
BALANCE AT DECEMBER 31, 2004 .........     $(494)      $129,447
                                           =====       ========

                               TOWER GROUP, INC.

              SCHEDULE III -- SUPPLEMENTARY INSURANCE INFORMATION

                          DEFERRED
                         ACQUISITION
                        COST, NET OF
                          DEFERRED      FUTURE POLICY
                           CEDING         BENEFITS,                                    BENEFITS,
                         COMMISSION      LOSSES AND     NET UNEARNED    NET EARNED     LOSSES AND     AMORTIZATION
                           REVENUE      LOSS EXPENSES     PREMIUMS       PREMIUMS    LOSS EXPENSES       OF DAC
                        ------------    -------------   ------------    ----------   -------------    ------------
                                                             ($ IN THOUSANDS)
2004
Segments:
 Insurance ..........      $18,718         $34,275         $66,226       $44,427        $27,753         $(25,028)
 Reinsurance ........           22           2,674             888         1,137           (693)            (640)
                           -------         -------         -------       -------        -------         --------
 TOTAL ..............      $18,740         $36,949         $67,114       $45,564        $27,060         $(25,668)
                           =======         =======         =======       =======        =======         ========
2003
Segments:
 Insurance ..........      $   544         $20,036         $14,058       $22,365        $14,699         $   (502)
 Reinsurance ........           29           4,325             545           576            372              (13)
                           -------         -------         -------       -------        -------         --------
 Total ..............      $   573         $24,361         $14,603       $22,941        $15,071         $   (515)
                           =======         =======         =======       =======        =======         ========
2002
Segments:
 Insurance ..........      $(3,237)        $11,047         $ 8,454       $25,356        $14,792         $ (4,435)
 Reinsurance ........         (257)          4,429             139           652          1,564             (114)
                           -------         -------         -------       -------        -------         --------
 Total ..............      $(3,494)        $15,476         $ 8,593       $26,008        $16,356         $ (4,549)
                           =======         =======         =======       =======        =======         ========


                        OPERATING    PREMIUMS
                         EXPENSES    WRITTEN
                        ---------    --------
                           ($ IN THOUSANDS)
2004
Segments:
 Insurance ..........    $22,455     $96,595
 Reinsurance ........        204       1,480
                         -------     -------
 TOTAL ..............    $22,659     $98,075
                         =======     =======
2003
Segments:
 Insurance ..........    $16,254     $27,968
 Reinsurance ........        148         982
                         -------     -------
 Total ..............    $16,402     $28,950
                         =======     =======
2002
Segments:
 Insurance ..........    $11,088     $26,848
 Reinsurance ........        155         481
                         -------     -------
 Total ..............    $11,243     $27,329
                         =======     =======

                               TOWER GROUP, INC.

                           SCHEDULE IV -- REINSURANCE

                                                                                        ASSUMED FROM                  PERCENTAGE OF
                                                                      CEDED TO OTHER        OTHER                        AMOUNT
                                                      DIRECT AMOUNT      COMPANIES        COMPANIES     NET AMOUNT   ASSUMED TO NET
                                                      -------------   --------------    ------------    ----------   --------------
                                                                                     ($ IN THOUSANDS)
Year ended December 31, 2004
 Premiums
   Property and Casualty Insurance................      $151,210         $106,945          $1,299        $ 45,564         2.9%
   Accident and Health Insurance..................            --               --              --              --         0.0%
                                                        --------         --------          ------        --------         ----
 TOTAL PREMIUMS...................................      $151,210         $106,945          $1,299        $ 45,564         2.9%
                                                        ========         ========          ======        ========         ====
Year ended December 31, 2003
 Premiums
   Property and Casualty Insurance................      $120,541         $ 99,082          $1,482        $ 22,941         6.5%
   Accident and Health Insurance..................            --               --              --              --         0.0%
                                                        --------         --------          ------        --------         ----
 TOTAL PREMIUMS...................................      $120,541         $ 99,082          $1,482        $$22,941         6.5%
                                                        ========         ========          ======        ========         ====
Year ended December 31, 2002
 Premiums
   Property and Casualty Insurance................      $ 84,518         $ 60,148          $1,638        $ 26,008         6.3%
   Accident and Health Insurance..................            --               --              --              --         0.0%
                                                        --------         --------          ------        --------         ----
 TOTAL PREMIUMS...................................      $ 84,518         $ 60,148          $1,638        $ 26,008         6.3%
                                                        ========         ========          ======        ========         ====

                               TOWER GROUP, INC.

                SCHEDULE V -- VALUATION AND QUALIFYING ACCOUNTS

                        DECEMBER 31, 2004, 2003 AND 2002

                                                                                              DECEMBER 31,
                                                                                           -------------------
                                                                                           2004   2003    2002
                                                                                           ----   ----    ----
                                                                                            ($ IN THOUSANDS)
Balance, January 1.....................................................................    $123   $123    $123
                                                                                           ----   ----    ----
 Additions ............................................................................      27    --      --
 Deletions ............................................................................     (27)   --      --
                                                                                           ----   ----    ----
BALANCE, DECEMBER 31...................................................................    $123   $123    $123
                                                                                           ====   ====    ====

                               TOWER GROUP, INC.

    SCHEDULE VI -- SUPPLEMENTAL INFORMATION CONCERNING INSURANCE OPERATIONS

                            RESERVES
                               FOR
                             UNPAID
                             CLAIMS
              DEFERRED      AND CLAIM                  NET        NET         NET
             ACQUISITION   ADJUSTMENT    DISCOUNT   UNEARNED    EARNED    INVESTMENT
                COST        EXPENSES     RESERVES    PREMIUM    PREMIUM     INCOME
             -----------   ----------    --------   --------    -------   ----------
                                        ($ IN THOUSANDS)
2004.....      $18,740       $36,949       $--       $67,114    $45,564     $5,070
2003.....      $   573       $24,361       $--       $14,603    $22,941     $2,268
2002.....      $(3,494)      $15,476       $--       $ 8,593    $26,008     $1,933


                 CLAIMS AND CLAIM                           PAID
                    ADJUSTMENT                             CLAIMS
                     EXPENSES                                AND
               INCURRED AND RELATED       AMORTIZATION      CLAIM
             -------------------------         OF        ADJUSTMENT    PREMIUM
             CURRENT YEAR   PRIOR YEAR        DAC         EXPENSES     WRITTEN
             ------------   ----------    ------------   ----------    -------
                                     ($ IN THOUSANDS)
2004.....      $27,259        $ (199)       $(25,668)      $14,472     $98,075
2003.....      $14,996        $   75        $   (515)      $ 6,186     $28,950
2002.....      $13,416        $2,940        $ (4,549)      $ 9,500     $27,329

                                 EXHIBIT INDEX


Exhibit
Number         Description of Document

3.1 Amended and Restated Certificate of Incorporation of Tower Group, Inc., incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (Amendment No. 2) (No. 333-115310) filed on July 23, 2004

3.2 Amended and Restated By-laws of Tower Group, Inc., incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 (Amendment No. 2) (No. 333-115310) filed on July 23, 2004

4.1            Specimen Common Stock Certificate, incorporated by reference to
               Exhibit 4.1 to the Company's Registration Statement on Form S-1 (Amendment No. 6) (No. 333-115310) filed on September 30, 2004

4.2 Purchase Agreement, dated as of June 30, 2001, by and between Tower Group, Inc. and PXRE Reinsurance Ltd., incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1 (Amendment No. 2) (No. 333-115310) filed on July 23, 2004

4.3 Warrant issued to Friedman, Billings, Ramsey & Co., incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-1 (Amendment No. 3) (No. 333-115310) filed on August 25, 2004

10.1 Employment Agreement, dated as of August 1, 2004, by and between Tower Group, Inc. and Michael H. Lee, incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 (Amendment No. 3) (No. 333-115310) filed on August 25, 2004

10.2 Employment Agreement, dated as of August 1, 2004, by and between Tower Group, Inc. and Steven G. Fauth, incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 (Amendment No. 3) (No. 333-115310) filed on August 25, 2004

10.3 Employment Agreement, dated as of August 1, 2004, by and between Tower Group, Inc. and Francis M. Colalucci, incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1 (Amendment No. 3) (No. 333-115310) filed on August 25, 2004

10.4 Employment Agreement, dated as of August 1, 2004, by and between Tower Group, Inc. and Ian Drachman, incorporated by reference to
               Exhibit 10.4 to the Company's Registration Statement on Form S-1 (Amendment No. 3) (No. 333-115310) filed on August 25, 2004

10.5 Employment Agreement, dated as of August 1, 2004, by and between Tower Group, Inc. and Christian K. Pechmann, incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1 (Amendment No. 3) (No. 333-115310) filed on August 25, 2004

10.6 Employment Agreement, dated as of August 1, 2004, by and between Tower Group, Inc. and Joel Weiner, incorporated by reference to
               Exhibit 10.6 to the Company's Registration Statement on Form S-1 (Amendment No. 3) (No. 333-115310) filed on August 25, 2004

10.7 2004 Long-Term Equity Compensation Plan, incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 (Amendment No. 6) (No. 333-115310) filed on September 30, 2004

10.8 2001 Stock Award Plan, incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1 (No. 333-115310) filed on May 7, 2004

10.9           2000 Deferred Compensation Plan, incorporated by reference to
               Exhibit 10.9 to the Company's Registration Statement on Form S-1 (Amendment No. 6) (No. 333-115310) filed on September 30, 2004

Exhibit
Number         Description of Document

10.10 Amended & Restated Declaration of Trust, dated as of May 15, 2003, by and between Tower Group, Inc., Tower Statutory Trust I and U.S. Bank National Association, incorporated by reference to
               Exhibit 10.10 to the Company's Registration Statement on Form S-1 (No. 333-115310) filed on May 7, 2004

10.11 Indenture, dated as of May 15, 2003, by and between Tower Group, Inc. and U.S. Bank National Association, incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1 (No. 333-115310) filed on May 7, 2004

10.12 Guarantee Agreement, dated as of May 15, 2003, by and between Tower Group, Inc. and U.S. Bank National Association, incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1 (No. 333-115310) filed on May 7, 2004

10.13 Amended and Restated Trust Agreement, dated as of September 30, 2003, by and between Tower Group, Inc., JPMorgan Chase Bank, Chase Manhattan Bank USA, National Association and Michael H. Lee, Steven G. Fauth and Francis M. Colalucci as Administrative Trustees of Tower Group Statutory Trust II, incorporated by reference to Exhibit 10.13 to the Company's Registration Statement on Form S-1 (No. 333-115310) filed on May 7, 2004

10.14 Junior Subordinated Indenture, dated as of September 30, 2003, by and between Tower Group, Inc. and JPMorgan Chase Bank, incorporated by reference to Exhibit 10.14 to the Company's Registration Statement on Form S-1 (No. 333-115310) filed on May 7, 2004

10.15 Guarantee Agreement, dated as of September 30, 2003, by and between Tower Group, Inc. and JPMorgan Chase Bank, incorporated by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-1 (No. 333-115310) filed on May 7, 2004

10.16 Service and Expense Sharing Agreement, dated as of December 28, 1995, by and between Tower Insurance Company of New York and Tower Risk Management Corp., incorporated by reference to
               Exhibit 10.16 to the Company's Registration Statement on Form S-1 (No. 333-115310) filed on May 7, 2004

10.17 Real Estate Lease and amendments thereto, by and between Broadpine Realty Holding Company, Inc. and Tower Insurance Company of New York, incorporated by reference to Exhibit 10.17 to the Company's Registration Statement on Form S-1 (Amendment No. 1) (No. 333-115310) filed on June 24, 2004

10.18 License and Services Agreement, dated as of June 11, 2002, by and between AgencyPort Insurance Services, Inc. and Tower Insurance Company of New York, incorporated by reference to
               Exhibit 10.18 to the Company's Registration Statement on Form S-1 (Amendment No. 3) (No. 333-115310) filed on August 25, 2004

10.19 Agreement, dated as of April 17, 1996, between Morstan General Agency, Inc. and Tower Risk Management Corp., incorporated by reference to Exhibit 10.19 to the Company's Registration Statement on Form S-1 (No. 333-115310) filed on May 7, 2004

10.20 Managing General Agency Agreement, dated January 1, 2002, by and between Virginia Surety Company and Tower Risk Management Corp., incorporated by reference to Exhibit 10.20 to the Company's Registration Statement on Form S-1 (Amendment No. 1) (No. 333-115310) filed on June 24, 2004

10.21 General Agency Agreement by and among State National Insurance Company, Inc., Tower Insurance Company of New York and Tower Risk Management Corp., incorporated by reference to Exhibit
               10.21 to the Company's Registration Statement on Form S-1 (Amendment No. 1) (No. 333-115310) filed on June 24, 2004

Exhibit
Number         Description of Document

10.22 Quota Share Reinsurance Agreement, dated as of January 1, 2004, by and between Tower Insurance Company of New York and Converium Reinsurance (North America) Inc., incorporated by reference to
               Exhibit 10.22 to the Company's Registration Statement on Form S-1 (Amendment No. 3) (No. 333-115310) filed on August 25, 2004

10.23 Quota Share Reinsurance Agreement, dated as of January 1, 2004, by and between Tower Insurance Company of New York, Tokio Millennium Re Ltd. and Hannover Reinsurance (Ireland) Ltd. and E+S Reinsurance (Ireland) Ltd., incorporated by reference to
               Exhibit 10.23 to the Company's Registration Statement on Form S-1 (Amendment No. 3) (No. 333-115310) filed on August 25, 2004

10.24 Amended and Restated Promissory Note, dated August 2, 2004, by Michael H. Lee in favor of Tower Risk Management, Inc., incorporated by reference to Exhibit 10.24 to the Company's Registration Statement on Form S-1 (Amendment No. 6) (No. 333-115310) filed on September 30, 2004

10.25 Quota Share Reinsurance Agreement, dated as of October 1, 2003, by and between Tower Insurance Company of New York and Tokio Millennium Re Ltd., incorporated by reference to Exhibit 10.25 to the Company's Registration Statement on Form S-1 (No. 333-115310) filed on May 7, 2004

10.26 Quota Share Reinsurance Agreement, dated as of January 1, 2003, by and between Tower Insurance Company of New York and PXRE Reinsurance Company and PMA Capital Insurance Company, incorporated by reference to Exhibit 10.26 to the Company's Registration Statement on Form S-1 (Amendment No. 1) (No. 333-115310) filed on June 24, 2004

10.27 Aggregate Excess of Loss Retrocession Agreement, dated as of January 1, 2004, by and between Converium Reinsurance (North America) Inc. and Tower Insurance Company of New York, incorporated by reference to Exhibit 10.27 to the Company's Registration Statement on Form S-1 (No. 333-115310) filed on May 7, 2004

10.28 Aggregate Excess of Loss Retrocession Agreement, dated as of January 1, 2004, by and between Hannover Reinsurance (Ireland) Ltd. and E+S Reinsurance (Ireland) Ltd. and Tower Insurance Company of New York, incorporated by reference to Exhibit 10.28 to the Company's Registration Statement on Form S-1 (No. 333-115310) filed on May 7, 2004

10.29 Excess of Liability Reinsurance Agreement dated as of January 1, 2004, by and between State National Insurance Company, Tower Insurance Company of New York and Tower Risk Management Corporation, incorporated by reference to Exhibit 10.29 to the Company's Registration Statement on Form S-1 (No. 333-115310) filed on May 7, 2004

10.30 Commercial Renewal Rights Agreement, dated as of September 13, 2004, by and among OneBeacon Insurance Group LLC, each of the insurance company subsidiaries of OneBeacon Insurance Group LLC listed therein and Tower Group, Inc., incorporated by reference to Exhibit 10.30 to the Company's Registration Statement on Form S-1 (Amendment No. 5) (No. 333-115310) filed on September 15, 2004

10.31 Addendum No. 1 to the Quota Share Reinsurance Agreement, effective January 1, 2004 by and between Tower Insurance Company of New York and Converium Reinsurance (North America) Inc., incorporated by reference to Exhibit 10.31 to the Company's Registration Statement on Form S-1 (Amendment No. 6) (No. 333-115310) filed on September 30, 2004

Exhibit
Number         Description of Document

10.32 Addendum No. 1 to the Quota Share Reinsurance Agreement, effective January 1, 2004, by and between Tower Insurance Company of New York, Tokio Millenium Re Ltd. and Hannover Reinsurance (Ireland) Ltd. and E+S Reinsurance (Ireland) Ltd., incorporated by reference to Exhibit 10.32 to the Company's Registration Statement on Form S-1 (Amendment No. 6) (No. 333-115310) filed on September 30, 2004

10.33 General Agency Agreement, effective October 1, 2004, by and among State National Insurance Company Inc., Tower Insurance Company of New York and Tower Risk Management Corp. (Equipment breakdown business) , incorporated by reference to Exhibit 10.33 to the Company's Annual Statement on Form 10-K (No. 000-50990) filed on March 22, 2005

10.34 General Agency Agreement, effective October 1, 2004, by and among State National Insurance Company Inc., Tower Insurance Company of New York and Tower Risk Management Corp. (Umbrella business) , incorporated by reference to Exhibit 10.34 to the Company's Annual Statement on Form 10-K (No. 000-50990) filed on March 22, 2005

10.35 Excess of LiabilitiesReinsurance Agreement, effective October 1, 2004, by and among State National Insurance Company Inc., Tower Insurance Company of New York and Tower Risk Management Corp. (Umbrella business), incorporated by reference to Exhibit 10.35 to the Company's Annual Statement on Form 10-K (No. 000-50990) filed on March 22, 2005

10.36 Stock purchase agreement by and among Tower Group, Inc,, Lawrenceville Holdings, Inc. and MIIX Insurance Company in rehabilitation dated August 2, 2005

21.1           Subsidiaries of the registrant

23.1           Consent of Johnson Lambert & Co.

24.1           Power of Attorney (included as part of the signature pages)